As filed with the Securities and Exchange Commission on November 8, 2016

Registration No. 333-208874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VISTERRA, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	32-0225657
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Kendall Square, Suite B3301

Cambridge, MA 02139

(617) 498-1070

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. Brian J. G. Pereira

President and Chief Executive Officer

Visterra, Inc.

One Kendall Square, Suite B3301

Cambridge, MA 02139

(617) 498-1070

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lia Der Marderosian, Esq. Steven D. Singer, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 Telephone: (617) 526-6000	William C. Hicks, Esq. John T. Rudy, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

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Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 8, 2016

PRELIMINARY PROSPECTUS

SHARES OF COMMON STOCK

Visterra, Inc. is offering                 shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $                 and $                 per share.

Prior to this offering, there has been no public market for our common stock. We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “VIST.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	The underwriters will also be reimbursed for certain expenses incurred in this offering. See “Underwriting” for details.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional             shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the date of this prospectus.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 15 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about                 , 2017.

Leerink Partners	Stifel
Needham & Company

Wedbush PacGrow

The date of this prospectus is                 , 2017.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. The service marks and trademarks that we own include HIEROTOPE and VISTERRA. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing at the end of this prospectus, before making an investment decision. Unless the context otherwise requires, references in this prospectus to “we”, “us”, “our”, the “company” and “Visterra” refer to the consolidated operations of Visterra, Inc., and its consolidated subsidiary, Visterra Singapore International Pte. Ltd.

Company Overview

We are a clinical-stage biopharmaceutical company focused on applying our novel Hierotope™ platform to identify unique disease targets and to design and engineer precision antibody-based biological medicines for infectious and non-infectious diseases. We believe that our platform enables us to address the significant unmet need for effective therapies to prevent and treat infectious diseases caused by organisms that have a high degree of diversity among strains, frequent mutations and a high prevalence of treatment resistance. Our platform also enables us to design and engineer antibody-based biological product candidates for the treatment of non-infectious diseases that are not being adequately addressed with conventional treatment approaches. We believe our platform will enable the advancement of one product candidate each year to be ready for submission of an investigational new drug application, or IND.

Our first two product candidates are intended to be effective as a single-dose intravenous administration for the treatment of infectious diseases. Our first and most advanced product candidate, VIS410, is a monoclonal antibody, or mAb, that we are developing for the treatment of hospitalized patients with influenza A, regardless of the viral strain. In our randomized, placebo-controlled Phase 2a clinical trial in healthy subjects inoculated with a pandemic strain of the influenza A virus, which we refer to as our Phase 2a Challenge Study, a single dose of VIS410 administered 24 hours after viral inoculation led to a statistically significant reduction in the amount of virus detected in the nasal secretions of treated subjects as compared to control subjects. For VIS410, we plan to initiate a global Phase 2a clinical trial in ambulatory patients diagnosed with influenza A by the end of 2016, and a Phase 2b clinical trial in hospitalized patients diagnosed with influenza A in the first half of 2017. We have been awarded a contract from the U.S. Biomedical Advanced Research and Development Authority, or BARDA, an agency of the U.S. government’s Department of Health and Human Services, that includes a forty-month base period with committed funding of $38.6 million for the development of VIS410 and options that, if exercised in full by BARDA, would extend the contract to sixty months and increase the total funding for the development of VIS410 to $214.0 million.

Our second product candidate, VIS513, is a mAb for the treatment of Dengue. The development of VIS513 is being advanced through our strategic relationship with the Serum Institute of India Private Limited, or SIIPL, in select territories. Under our collaboration, we expect SIIPL will initiate Phase 1 clinical trials of VIS513 by the end of 2017. Our third product candidate, VIS649, which is our first non-infectious disease product candidate, is a mAb against an endogenous target, which is a target produced or synthesized within the body. We are developing VIS649 as a treatment for Immunoglobulin A nephropathy, or IgAN, a kidney disease for which currently there is no specifically approved therapy. We expect to initiate Phase 1 clinical trials of VIS649 in 2018.

Our initial focus is on the prevention and treatment of acute infectious diseases with limited or suboptimal treatment options. Our antibody-based biological product candidates have the potential to provide broad coverage across viral strains, including mutated strains and strains that have recently emerged. We believe that our acute infectious disease product candidates could be effective, as a single-dose administration, even when administered several days after onset of illness, will be refractory to the emergence of resistance and will have favorable safety profiles because they are directed against targets that are not normally found in human cells. Further, we expect that, similar to most other development programs of product candidates targeting acute infectious diseases, our acute infectious disease development programs will benefit from the availability of highly predictive animal models and reliable point-of-care and rapid diagnostics, and will include short-duration clinical trials with rapid efficacy read-outs and a smaller number of required patients, compared to clinical development programs for chronic conditions.

In the case of non-infectious diseases, we believe our Hierotope platform enables the engineering of antibodies directed against specific targets, or epitopes, on endogenous targets that are difficult to address by traditional techniques. For the development of our first non-infectious disease product candidate VIS649, we expect that we will be able to conduct Phase 1 clinical trials in patients with IgAN, which could provide early evidence of efficacy and safety. In addition, we plan to seek orphan drug designation for VIS649 for the treatment of IgAN from the U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA. The FDA and EMA may designate drugs for relatively small patient populations as orphan drugs. The orphan drug that is approved first for a particular condition will receive a period of market exclusivity barring the FDA or EMA from approving the same product for the same condition for a multi-year period. Because most of our product candidates are intended for use in hospital or specialty care settings, if we obtain regulatory approval, we expect to market our products, or have them marketed by a strategic partner, through a targeted hospital and/or specialty care sales force.

Our Hierotope Platform

Our platform enables us to design and engineer antibody-based biological product candidates, each of which binds to an epitope, which is a key component of a larger molecule known as an antigen. We are targeting epitopes that are composed of highly networked amino acids and that we believe are important for the function of the antigen. We refer to these specific epitopes, which we believe are highly attractive targets, as Hierotopes. The term Hierotope is derived from “hiero,” the Greek term for sacred, and “tope,” the Greek term for site. In the case of infectious diseases, we believe these Hierotopes are critical to the structural and functional integrity of the pathogen, common across all strains of the pathogen and resistant to mutation. In the case of non-infectious diseases, we believe that these Hierotopes are critical for the biological activity of the target.

We utilize our proprietary computational tools and technologies, the core of which is our atomic interaction network analysis, or AIN analysis, to both identify Hierotopes and design and engineer antibody-based biological product candidates to target these Hierotopes. Using our Hierotope platform, we deploy our AIN analysis to characterize each amino acid in a protein in terms of its interactions with other amino acids, resulting in the identification of the most interconnected ones. Once we identify the Hierotope, we develop a new antibody scaffold or select an antibody scaffold from an existing antigen-antibody database that best matches the Hierotope we are targeting. Finally, starting with an antibody scaffold, we deploy our AIN analysis to design and engineer an optimized antibody-based drug candidate that selectively targets the identified Hierotope.

Traditional antibody engineering approaches focus on enhancing the strength of the interaction between the antibody and the antigen by altering the amino acids within the antibody, based on knowledge from antibody libraries generated via random mutations or crystal structure analysis. We believe our Hierotope platform can enable the identification of the specific sites on the antibody that we can alter to improve the antibody’s characteristics with respect to its interaction with the target antigen, without the limitations of conventional approaches. The use of our AIN analysis can supplement and extend the capabilities of conventional approaches for antibody engineering.

The first product candidates we have generated using our Hierotope platform are antibodies to infectious agents, such as VIS410 for influenza A and VIS513 for Dengue. We are now also applying our platform to design and engineer high-affinity antibodies to non-infectious disease targets. For example, VIS649, our product candidate for the treatment of IgAN, demonstrates the versatility of our Hierotope platform, which we believe enables the engineering of antibodies directed against epitopes on endogenous targets that are difficult to address by traditional techniques.

Our antibody-based biological product candidates and early-stage programs fall into three categories:

1.      Monoclonal Antibodies: In the case of infectious diseases, our mAb product candidates are designed and engineered to bind to the Hierotope, neutralize the pathogen and recruit immunological cells to enhance the activity of the product candidate. VIS410 and VIS513 are our most advanced mAb product candidates for infectious diseases, and we are developing several others as part of our early-stage programs. For non-infectious diseases, our mAb product candidates are designed and engineered to bind to the Hierotope and selectively inhibit the biological activity of the target. VIS649 is our mAb product candidate for non-infectious diseases.

2.      Bispecific Monoclonal Antibodies: For diseases where a therapeutic effect requires binding to two targets, we design and engineer a bispecific mAb that binds to both Hierotopes and selectively inhibits the biological activity of the targets. In our early-stage programs for the treatment of respiratory syncytial virus, or RSV, and for the treatment of severe fungal infections, we are developing bispecific mAb product candidates.

3.      Antibody-Drug Conjugates, or ADCs: These product candidates are designed and engineered to enhance the killing of infectious organisms by dual mechanisms. ADCs have a mAb component and a drug component. The mAb attaches to the organism and facilitates the recruitment of the host immune cells, which then engulf and kill the organism. The drug component is a bactericidal peptide that directly kills the organism. The resulting ADC delivers the toxic peptide to the target organism and effects direct killing. In our early-stage program for the treatment of Gram-negative bacterial infections, we are developing ADC product candidates.

Fc Modified Monoclonal Antibodies: We have also expanded the application of our Hierotope platform to modify other important properties of antibodies, beyond affinity and specificity to the given target. Specifically, the fragment crystallizable, or Fc, region of an antibody is responsible for controlling several properties of an antibody, including the ability to recruit immune proteins and cells. We have deployed our AIN analysis to identify alterations within the Fc region to engineer antibodies with desirable properties, including extended half-life and enhanced ability to recruit immune cells. We believe that these modifications could be broadly applicable, not only to our existing pipeline, but also to a wide range of antibody-based biological medicines.

Our company was founded on the research into the fundamentals of epitope characterization by our scientific founder and member of our board of directors, Dr. Ram Sasisekharan, at the Massachusetts Institute of Technology, and we began developing our Hierotope platform as a result of the findings from his research.

Our Pipeline

Our product candidates and early-stage programs are set forth in the following table:

Lead Product Candidate, VIS410 for the Treatment of Influenza A

Our lead product candidate, VIS410, is a mAb that we have designed and engineered to target all known strains of influenza A and is being developed to treat hospitalized patients with influenza A. VIS410 is designed to terminate the viral replication cycle and is directed against a Hierotope on hemagglutinin, which is a surface protein of influenza viruses used for binding and entry into cells. According to the U.S. Centers for Disease Control and Prevention, or the CDC, approximately 35 million people suffer from influenza infections in the United States each year, resulting in as many as 400,000 hospitalizations and as many as 49,000 deaths. The World Health Organization, or the WHO, reports that globally there are as many as five million severe influenza cases annually, leading to as many as 500,000 deaths. In addition to seasonal infections, epidemics that spread across countries and continents, or pandemics, are caused by influenza strains that have a high rate of human-to-human transmission and, if the strain causes severe disease, can lead to a high mortality rate. For example, an H1N1 strain of the influenza A virus caused the 1918 Spanish influenza pandemic, which is estimated to have resulted in approximately 50 million deaths worldwide.

In our Phase 2a Challenge Study of VIS410, healthy subjects were inoculated with a pandemic H1N1 strain of the influenza A virus and randomized to receive either a single treatment of VIS410 or placebo 24 hours following infection. This study achieved with statistical significance its primary endpoint of a median reduction in the level of virus in the nasal secretions over the course of the illness. At a pre-specified interim analysis following enrollment of 31 of a planned 60 healthy subjects, we observed a 91% reduction in the level of virus in the nasal secretions in the VIS410 group and, as a result, stopped the efficacy portion of the trial early. The median time period for resolution of symptoms was two days shorter for the VIS410 treatment group as compared to the placebo group. There were no drug-related serious adverse events in the trial, and VIS410 was generally well tolerated with a pre-treatment regimen containing generic antihistamines and non-steroidal anti-inflammatory drugs, or NSAIDs.

We plan to initiate a global Phase 2a clinical trial in approximately 150 ambulatory patients diagnosed with influenza A by the end of 2016, and a global Phase 2b clinical trial in approximately 400 hospitalized patients diagnosed with influenza A in the first half of 2017. Following the Phase 2b clinical trial and assuming positive results, we plan to meet with the FDA and EMA to discuss our Phase 3 program and the possibility of one pivotal Phase 3 clinical trial being sufficient to support a biological license application, or BLA, in the United States, and a marketing authorization application in the European Union, for VIS410 for the treatment of hospitalized patients with influenza A.

We have been awarded a contract from BARDA that includes a forty-month base period with committed funding of $38.6 million for the development of VIS410 and options that, if exercised in full by BARDA, would extend the contract to sixty months and increase the total funding for the development of VIS410 to $214.0 million. If BARDA exercises all of its options under the terms of the contract, we expect BARDA will reimburse us for a large portion of the development costs for VIS410 for the treatment of influenza A. Under our contract with BARDA, we retain the commercial rights to VIS410, but have granted to the U.S. government a nonexclusive, worldwide, royalty-free license to practice or have practiced any patent on an invention that is conceived or first reduced to practice under the contract. See “Business—Collaboration and License Agreements—BARDA.”

Second Product Candidate, VIS513 for the Treatment of Dengue

Our second product candidate, VIS513, is a mAb for the treatment of Dengue. Dengue is a viral illness spread by Aedes mosquitos that affects individuals of all ages. The clinical features can range from fever, headache and muscle aches to a severe, life-threatening infection characterized by uncontrolled bleeding and organ failure, commonly known as Dengue hemorrhagic fever. Dengue is caused by infection by any one of four genetically related but serologically distinct Dengue viruses. In our preclinical studies, VIS513 was effective against all four serotypes of the Dengue virus, or DENV. According to an article published in 2013 in a peer-reviewed scientific journal, over 390 million DENV infections occur each year globally and approximately 96 million people manifest clinical disease, resulting in approximately 22,000 deaths. As of 2013, according to the WHO, Dengue had been reported in the Caribbean, parts of North America, Central and South America, the Western Pacific Islands, North Australia, South and South-East Asia and sub-Saharan Africa.

In August 2015, we entered into an agreement with SIIPL, pursuant to which SIIPL will be responsible for developing, manufacturing, obtaining regulatory approval for and commercializing VIS513 in India, Pakistan, Bangladesh, Nepal, Bhutan, Maldives and Sri Lanka, territories which we refer to collectively as the Indian subcontinent. We received an upfront payment of $4.5 million, net of withholding tax, from SIIPL and could receive up to $34.0 million in development and, if approved, commercial milestone payments and double-digit royalties below 20% of net sales of VIS513 in the Indian subcontinent. We retain the rights to commercialize VIS513 outside the Indian subcontinent. We expect that SIIPL will initiate Phase 1 clinical trials of VIS513 by the end of 2017. Based on the clinical data generated in our collaboration with SIIPL, we will evaluate whether additional clinical trials are warranted and/or needed to support regulatory approval of VIS513 outside the Indian subcontinent. If the results of the ongoing and planned clinical trials of VIS513 are successful, we expect the submission of applications for marketing approval for VIS513 for the treatment of Dengue initially in the Indian subcontinent and later in other countries where Dengue is prevalent, based on the need to conduct additional clinical trials and the regulatory approval requirements. We intend to fund our VIS513 development with third-party financing and will continue to explore additional partnering opportunities to advance the development of VIS513 for the treatment of Dengue on a global basis, outside of the Indian subcontinent.

Third Product Candidate, VIS649 for the Treatment of Immunoglobulin A, or IgA, Nephropathy

Our third product candidate, VIS649, is a mAb for the treatment of IgAN. IgAN is the most common cause of primary kidney disease worldwide. The overall incidence rate of IgAN has been estimated in scientific literature to be 25 cases per million individuals worldwide, with a higher incidence in Eastern Asian populations and lower incidence in African populations. In the United States, the incidence is estimated to be approximately 10 cases per million individuals. Based on these incidence rates, we estimate that there are approximately 3,200 new cases of IgAN in the United States each year and approximately 185,000 cases worldwide. IgAN is associated with kidney inflammation, blood in the urine, or hematuria, and protein in the urine, or proteinuria. Patients ultimately progress to kidney failure, or end-stage kidney disease, and require dialysis or kidney transplantation in up to 50% of cases over the course of the disease. Currently, there is no specifically approved therapy for IgAN.

IgAN is an autoimmune disease wherein a respiratory or gastrointestinal mucosal infection in susceptible individuals can lead to production of an abnormal form of IgA called aberrantly glycosylated IgA, or “a-g” IgA. Unlike normal IgA, “a-g” IgA induces the production of antibodies and results in the formation of disease-causing immune complexes. These immune complexes get deposited in the kidney and lead to kidney inflammation, hematuria, proteinuria and progressive kidney damage. The cell signaling molecule, or cytokine, A Proliferation Inducing Ligand, or APRIL, has emerged in the scientific literature as a key factor in the pathogenesis of IgAN. Recent third-party studies have shown that APRIL levels in plasma are elevated in patients with IgAN compared to healthy individuals, and higher plasma levels of APRIL are associated with faster progression to kidney failure. Furthermore, as described in a peer-reviewed scientific journal, in a study in a mouse model of IgAN, administration of an anti-APRIL antibody led to a clearing of IgA deposits in the kidney and lower levels of proteinuria as compared to animals administered a control antibody that does not bind to APRIL. These data suggest that APRIL could be an attractive target for the treatment of IgAN. We have used our technology platform to identify the Hierotope on APRIL, and have designed and engineered a mAb, VIS649, that has been shown in our preclinical testing to neutralize the biological activity of APRIL. We plan to initiate Phase 1 clinical trials of VIS649 in 2018 and to seek orphan drug designation from the FDA and EMA for VIS649 for the treatment of IgAN.

Early-Stage Programs

We are leveraging our Hierotope platform to advance several early-stage infectious and non-infectious disease programs, which are described below:

Long-Acting Monoclonal Antibodies for Viral Infections

•	VIS-ZKV, a mAb for the prevention of Zika virus, or ZIKV, infection in pregnant women. We are designing and engineering VIS-ZKV to effectively neutralize all ZIKV strains and have a long half-life, enabling the possibility of a single dose of antibody to provide protection to mother and fetus during pregnancy, and to be administered prophylactically to women in at-risk geographies immediately upon confirmation of pregnancy. We believe that this mode of administration may have meaningful advantages over other strategies for the prevention or treatment of ZIKV infection in pregnant women. Vaccine strategies have limitations because live attenuated vaccines generally should not be used in pregnancy and inactivated vaccines require multiple boosts and are prone to declining antibody levels. Vaccine strategies against ZIKV infection also are potentially associated with a phenomenon termed antibody-dependent enhancement, whereby low antibody levels could actually enhance infection. Treatment of ZIKV infection may also be impractical because most infections are asymptomatic. We expect to designate a lead candidate by the end of 2016.

•

VIS-FLX, a mAb for the prevention of influenza A in high-risk individuals who do not mount an effective antibody response to seasonal influenza vaccines. We are targeting the same Hierotope in our VIS-FLX program as we do with VIS410 and are designing and engineering VIS-FLX to allow for improved bioavailability in the upper respiratory tract, which is typically the site of initial influenza infection, and to have a half-life of at least 50 days so that a single dose could provide season-long protection against all strains of influenza A. We expect to designate a lead candidate in 2017.

Bispecific Monoclonal Antibodies for Viral Infections

•	VIS-RSV, a bispecific mAb for the treatment of RSV. We are designing and engineering VIS-RSV to both neutralize the virus and prevent its pro-inflammatory activity. We have identified two Hierotopes to target and are designing and optimizing bispecific mAb constructs that bind to both. In addition, we are completing engineering to optimize the pharmacokinetics, pharmacodynamics and activity of the constructs.

Antibody-Drug Conjugates and Bispecific Monoclonal Antibodies for Bacterial and Fungal Infections

•	VIS-PSU, an ADC for the treatment of Pseudomonas aeruginosa, a type of Gram-negative bacterial infection. We have engineered a mAb directed to the core carbohydrates, or glycans, on the Pseudomonas aeruginosa bacterium. In preclinical studies, our mAb bound strongly to all 35 Pseudomonas aeruginosa strains tested, covering all major serotypes, including multi-drug resistant clinical strains. The ADC containing the mAb directed against Pseudomonas aeruginosa has demonstrated activity in our animal studies, or in vivo activity, against Pseudomonas aeruginosa in a mouse acute lung infection model. We expect to designate a lead candidate for the treatment of Pseudomonas aeruginosa infection in the first half of 2017. We also plan to engineer similar ADCs for the treatment of other Gram-negative bacterial infections, such as those caused by Enterobacteriaceae.

•	VIS-FNG, a bispecific mAb for the treatment of severe fungal infections. We are designing and engineering a mAb that targets fungal glycans common among most human fungi, including Candida, Aspergillus and Cryptococcus, and are evaluating its ability to target and kill specific fungi. In addition, we are evaluating the ability of bispecific mAb constructs to recruit innate effector cells, which are important mediators in eliminating fungal infections. We believe our Hierotope platform will enable the engineering of bispecific mAbs with potent, specific antifungal activity.

Monoclonal Antibodies for Non-Infectious Diseases

•	VIS-NAV, a mAb for the treatment of certain chronic pain conditions, through the inhibition of the sodium ion channel NaV1.7, which is a key regulator of activation of pain-sensing neurons. Using our Hierotope platform, we are designing and engineering a mAb that targets and selectively binds to one or more epitopes on NaV1.7 and inhibits its activity, and has low cross-reactivity to other sodium ion channels.

Our Strategy

We intend to leverage our proprietary Hierotope platform to discover, develop and commercialize innovative therapies for infectious and non-infectious diseases. The key elements of our strategy to achieve this goal include:

•

Rapidly advance the clinical development and seek regulatory approval of our lead product candidate, VIS410, for the treatment of hospitalized patients with influenza A. We plan to initiate a global Phase 2a clinical trial in approximately 150 ambulatory patients diagnosed with influenza A by the end of 2016 and a Phase 2b clinical trial in approximately 400 hospitalized patients diagnosed with influenza A in the first half of 2017. Following the Phase 2b clinical trial and assuming positive results, we plan to meet with the FDA and EMA to discuss our Phase 3 program and the possibility of one pivotal Phase 3 clinical trial being sufficient to support a BLA in the United States, and a marketing authorization application in the European Union, for VIS410 for the treatment of hospitalized patients with influenza A.

•	Collaborate with strategic partners to rapidly advance our second product candidate, VIS513, for the treatment of Dengue into clinical development. We have entered into an agreement with SIIPL pursuant to which SIIPL will be responsible for developing, manufacturing, obtaining regulatory approval for and commercializing VIS513 in the Indian subcontinent. Preclinical studies and manufacturing and regulatory activities at SIIPL are ongoing, and we expect SIIPL will initiate Phase 1 clinical trials by the end of 2017. Based on the clinical data generated in our collaboration with SIIPL, and potentially in future collaborations, we will evaluate whether additional clinical trials are warranted and/or needed to support regulatory approval of VIS513 outside the Indian subcontinent. We intend to fund our VIS513 development with third-party financing and will continue to explore additional partnering opportunities to advance the development of VIS513 for the treatment of Dengue on a global basis.

•	Establish and leverage collaborations to advance our current and future programs. We are currently collaborating with government agencies and other third parties, including BARDA and SIIPL, to support our discovery and engineering efforts and advance our product candidates and early-stage programs. We have been awarded a contract from BARDA that includes a forty-month base period with committed funding of $38.6 million for the development of VIS410 and options that, if exercised in full by BARDA, would extend the contract to sixty months and increase the total funding for the development of VIS410 to $214.0 million. We will continue to evaluate additional potential strategic collaborations with academic institutions, government agencies, non-government entities and pharmaceutical and other companies to achieve our strategic objectives. Currently, we plan to identify and collaborate with strategic partners to rapidly advance the development of VIS649 for the treatment of IgAN in Asia, where the incidence of IgAN is highest. We also continue to explore opportunities to partner with government agencies and other third parties to fund and develop VIS-ZKV for the prevention of ZIKV infection in pregnant women.

•	Continue to leverage our Hierotope platform to expand and accelerate our pipeline in infectious and non-infectious diseases. We are utilizing the broad capabilities of our Hierotope platform to design and engineer additional product candidates that address significant unmet medical needs and provide attractive partnering opportunities with major pharmaceutical and biotechnology companies. Our early-stage programs include programs for the prevention of influenza A in high-risk populations that do not generally develop an adequate immune response to influenza vaccines, the treatment of RSV infection and the treatment of Gram-negative bacterial and severe fungal infections. We are also applying our Hierotope platform to explore therapeutic opportunities outside of infectious diseases, including an early-stage program focused on the sodium ion channel NaV1.7 for the treatment of certain chronic pain conditions.

•	Build infrastructure to maximize the commercial potential of our product candidates. Because many of our products would be used in hospital or specialty care settings, if approved, we may market our products in the United States ourselves with a focused hospital and/or specialty care sales force or in collaboration with strategic partners. While we expect to seek one or more strategic partners for commercialization of our products outside of the United States, we may also choose to establish commercialization capabilities in select countries outside the United States.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus. These risks include the following:

•	We have incurred significant losses since inception. We expect to incur losses for at least the next several years and may never achieve or maintain profitability. As of June 30, 2016, we had an accumulated deficit of $85.1 million.

•	Even if this offering is successful, we will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, reduce or eliminate certain of our product development efforts or other operations.

•	Our approach to the discovery and design and engineering of product candidates using our Hierotope platform is unproven in terms of efficacy and safety in humans, and we do not know whether we will be able to successfully develop any products.

•	We may encounter substantial delays in our clinical trials or we may fail to demonstrate adequate safety and efficacy of our product candidates to the satisfaction of applicable regulatory authorities. Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us or any collaborators from obtaining approvals for the commercialization of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we will obtain marketing approval to commercialize a product candidate.

•	Our reliance on third parties to manufacture our product candidates increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

•	We intend to conduct clinical trials for certain of our product candidates at sites outside the United States, and the FDA may not accept data from trials conducted in such locations. In addition, for certain of our product candidates, we are conducting clinical trials, and if successfully developed expect to initially seek approval, in jurisdictions outside of the United States. If we are unable to obtain such approvals, it would limit our market opportunities and adversely affect our business.

•	We may not be successful in our efforts to use and expand our Hierotope platform to build a pipeline of product candidates.

•	We have entered into, and may in the future enter into, collaborations with third parties to develop product candidates. If these collaborations are not successful, our business could be adversely affected.

•	Our reliance on government funding for our product candidates adds uncertainty to our research and commercialization efforts with respect to those programs and may impose requirements that increase the costs of commercialization and production of product candidates developed under those government-funded programs. In addition, BARDA may elect not to pursue the designated options beyond the base period.

•	If we are unable to establish sales, medical affairs and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any product revenue. If we obtain approval to commercialize our product candidates outside of the United States, a variety of risks associated with international operations could materially adversely affect our business.

•	Our rights to develop and commercialize our product candidates are subject, in part, to the terms and conditions of licenses granted to us by others.

Our Corporate Information

We were incorporated under the laws of the State of Delaware on December 20, 2007 under the name Parasol Therapeutics, Inc. We subsequently changed our name to Visterra, Inc. on April 20, 2010. Our principal executive offices are located at One Kendall Square, Suite B3301, Cambridge, Massachusetts 02139, and our telephone number is (617) 498-1070. Our website address is www.visterrainc.com. The information contained in, or that can be accessed through, our website does not constitute part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates or we issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some or all of the available exemptions. We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock to cover over-allotments.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option to purchase additional shares in full, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We plan to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows: to fund the portion of our planned VIS410 Phase 2b clinical trial in hospitalized patients diagnosed with influenza A that will not be funded or reimbursed by BARDA; to fund research, preclinical development, IND-enabling studies, process development and manufacturing and to initiate Phase 1 clinical trials for VIS649; to fund continued research activities and preclinical development of our current early-stage programs, VIS-ZKV, VIS-FLX, VIS-PSU, VIS-RSV, VIS-FNG and VIS-NAV; to fund new and ongoing research activities, including the continued expansion of our Hierotope platform; and for working capital, debt service and other general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the “Risk Factors” section beginning on page 15 of this prospectus and other information in this prospectus for a discussion of factors to consider carefully before deciding to invest in our common stock.

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the shares of common stock offered hereby for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in this offering. The number of shares of common stock available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of these reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. See “Underwriting” for more information.

Proposed NASDAQ Global Market symbol	VIST

The number of shares of our common stock to be outstanding after this offering is based on 18,611,834 shares of our common stock outstanding as of October 15, 2016 and 78,469,533 additional shares of our common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering.

The number of shares of our common stock to be outstanding after this offering excludes:

•	3,367,780 shares of common stock issuable following the closing of this offering upon exercise of warrants outstanding as of October 15, 2016, at a weighted average exercise price of $1.66 per share, including 487,500 shares of common stock issuable upon the exercise of warrants to purchase preferred stock and units of preferred stock and common stock that will become warrants to purchase common stock upon the closing of this offering;

•	up to 1,310,343 shares of common stock that may be issuable following the closing of this offering upon exercise of warrants to purchase common stock, at an exercise price of $0.01 per share, that may be issued to the purchasers of our Series C convertible preferred stock if a specified financing milestone is not achieved by February 28, 2017;

•	11,574,074 shares of common stock issuable upon exercise of stock options outstanding as of October 15, 2016, at a weighted average exercise price of $0.50 per share;

•	1,565,146 shares of common stock reserved and available as of October 15, 2016 for future issuance under our 2008 stock incentive plan, as amended; and

•	additional shares of common stock that will be available for future issuance, as of the closing of this offering, under our 2017 stock incentive plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	no exercise of the outstanding options or warrants described above;

•	no exercise by the underwriters of their option to purchase additional shares of our common stock to cover over-allotments;

•	no issuance or exercise of the warrants to purchase common stock that may be issued to the purchasers of our Series C convertible preferred stock described above;

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 78,469,533 shares of our common stock upon the closing of this offering;

•	all warrants outstanding as of October 15, 2016 to purchase 87,500 shares of Seed convertible preferred stock and to purchase units of an aggregate of 320,000 shares of Series B convertible preferred stock and 80,000 shares of common stock becoming warrants to purchase an aggregate of 487,500 shares of common stock, at a weighted average exercise price of $1.13 per share, upon the closing of this offering; and

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws, which will occur upon the closing of this offering.

Summary Consolidated Financial Data

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2014 and 2015 from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the six months ended June 30, 2015 and 2016 and the consolidated balance sheet data as of June 30, 2016 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of results that may be expected in any future period, and our results for any interim period are not necessarily indicative of results that may be expected for any full year.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue:
Collaboration revenue	$—	$1,494	$—	$3,506
Government contract revenue	—	740	—	4,580

Total revenue	—	2,234	—	8,086

Operating expenses:
Research and development	9,881	20,410	7,962	11,628
General and administrative	4,041	8,733	2,593	3,359

Total operating expenses	13,922	29,143	10,555	14,987

Loss from operations	(13,922)	(26,909)	(10,555)	(6,901)

Other income (expense):
Interest income	2	55	31	10
Interest expense	(209)	(542)	(234)	(453)
Change in fair value of warrant liability	2	(204)	(61)	97

Total other expense, net	(205)	(691)	(264)	(346)

Loss from operations before provision for income taxes	(14,127)	(27,600)	(10,819)	(7,247)
Provision for income taxes	—	(542)	—	—

Net loss	(14,127)	(28,142)	(10,819)	(7,247)
Dividend of common stock to preferred stockholders	(1,080)	—	—	—

Net loss attributable to common stockholders	$(15,207)	$(28,142)	$(10,819)	$(7,247)

Net loss per share attributable to common stockholders—basic and diluted(1)	$(1.19)	$(1.53)	$(0.61)	$(0.35)

Weighted average common shares outstanding—basic and diluted(1)	12,823	18,429	17,882	20,927

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(1)		$(0.35)		$(0.09)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)(1)		80,967		83,641

(1)	See Note 13 to our consolidated financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders and on the calculation of pro forma basic and diluted net loss per share attributable to common stockholders.

	As of June 30, 2016
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$22,275	$22,275	$
Working capital(1)	15,606	15,606
Total assets	29,411	29,411
Warrant liability	1,037	593
Notes payable, net of discount, including current portion	7,733	7,733
Convertible preferred stock	89,266	—
Total stockholders’ equity (deficit)	(78,030)	11,680

(1)	We define working capital as current assets less current liabilities.
(2)	The pro forma balance sheet data give effect to:

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 78,469,533 shares of our common stock upon the closing of this offering; and

•	all outstanding warrants to purchase shares of our preferred stock and units of preferred stock and common stock becoming warrants to purchase shares of our common stock upon the closing of this offering.

(3)	The pro forma as adjusted balance sheet data give further effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before investing in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to our Financial Position

We have incurred significant losses since inception. We expect to incur losses for at least the next several years and may never achieve or maintain profitability.

Since inception, we have incurred significant net losses. Our net loss was $7.2 million for the six months ended June 30, 2016, $28.1 million for the year ended December 31, 2015 and $14.1 million for the year ended December 31, 2014. As of June 30, 2016, we had an accumulated deficit of $85.1 million. We have funded our operations to date primarily with proceeds from the sale of preferred stock, convertible debt financings, borrowings under two loan and security agreements and payments received under collaboration agreements with third parties. We also receive funding from the U.S. government through our contract with the U.S. Biomedical Advanced Research and Development Authority, or BARDA, an agency of the U.S. Department of Health and Human Services. We have devoted substantially all of our efforts to research and development, including preclinical and clinical development of our product candidates. We expect that it could be several years, if ever, before we have a commercialized product candidate. We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if, and as, we:

•	pursue the clinical development of our most advanced antibody-based biological product candidates;

•	leverage our Hierotope platform to advance other infectious and non-infectious disease product candidates into preclinical and clinical development;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;

•	hire additional clinical, quality control and scientific personnel;

•	expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

•	maintain, expand and protect our intellectual property portfolio; and

•	acquire or in-license other product candidates and technologies.

To become and remain profitable, we or our collaborators must develop and eventually commercialize product candidates with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenues that are significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

We have never generated revenue from product sales and may never be profitable.

Our ability to generate revenue from product sales and achieve profitability depends on our ability, alone or with our collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. We do not anticipate generating revenues from product sales for the next several years, if ever. Our ability to generate future revenues from product sales depends heavily on our, or our collaborators’, success in:

•	completing preclinical and clinical development of our product candidates and identifying and developing new product candidates;

•	seeking and obtaining regulatory and marketing approvals for any of our product candidates;

•	launching and commercializing product candidates for which we obtain regulatory and marketing approval by establishing a sales force, marketing, medical affairs and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

•	achieving adequate coverage and reimbursement by government and third-party payors for our product candidates;

•	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and the market demand for our product candidates, if approved;

•	obtaining market acceptance of our product candidates as viable treatment options;

•	addressing any competing technological and market developments;

•	implementing additional internal systems, controls and infrastructure, as needed;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations in such collaborations;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;

•	avoiding and defending against third-party interference or infringement claims; and

•	attracting, hiring and retaining qualified personnel.

Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or FDA, or non-U.S. regulatory agencies to perform clinical trials or studies in addition to those that we currently anticipate. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, obtaining funding from government entities and non-government organizations, developing and securing our technology, identifying potential product candidates, undertaking preclinical studies and clinical trials of our most advanced product candidates and establishing collaborations. We have not yet demonstrated the ability to initiate or complete Phase 3 clinical trials of our product candidates, obtain marketing approvals, manufacture a commercial-scale product or conduct sales and marketing activities necessary for successful commercialization. Consequently, any evaluation of our business to date or predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history.

Assuming we obtain marketing approval for any of our product candidates, we will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays and may not be successful in such a transition.

We expect our financial condition and operating results to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Even if this offering is successful, we will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, reduce or eliminate certain of our product development efforts or other operations.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, initiate further clinical trials of and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates that we plan to commercialize, we expect to incur significant expenses related to product sales, medical affairs, marketing, manufacturing and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain additional funding in connection with our continuing operations. We may raise this additional funding through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions and funding under government contracts.

Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy, and we could be forced to delay, reduce or eliminate certain of our research and development programs or any future commercialization efforts. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

We expect that the net proceeds from this offering, together with our existing cash and cash equivalents and payments under the BARDA contract will enable us to fund our operating expenses and capital expenditure requirements, as set forth in the “Use of Proceeds” section of this prospectus, for at least the next          months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we currently anticipate. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of researching and developing our product candidates, and conducting preclinical studies and clinical trials;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	our current collaboration agreement with the Serum Institute of India Private Limited, or SIIPL, remaining in effect and our achievement of milestones under that agreement;

•	our contract with BARDA and whether BARDA elects to pursue its designated options beyond the base period or whether the funding we receive under the agreement will be sufficient to cover our program costs;

•	our ability to establish and maintain additional collaborations on favorable terms, if at all; and

•	the extent to which we acquire or in-license other product candidates and technologies.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. We will also depend on third-party funding and collaborations to advance certain of our early-stage product candidates, without which we may delay or terminate development of a product candidate. For example, although we expect to designate a lead candidate for VIS-ZKV for the prevention of Zika virus by the end of 2016, we are seeking third-party funding to advance VIS-ZKV beyond that point. In addition, our product candidates, if approved, may not achieve commercial success. Our product revenues, if any, and any commercial milestones or royalty payments under our collaboration agreements will be derived from or based on sales of products that may not be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives.

Our issuance of additional securities, whether equity or debt, or the possibility of such issuance, may cause the market price of our common stock to decline, and our stockholders may not agree with our financing plans or the terms of such financings. If we elect to obtain any additional debt financing, our ability to do so may be limited by covenants we have made under our loan and security agreement with Oxford Finance LLC, or Oxford, and Pacific Western Bank (formerly Square 1 Bank), or PWB, which we refer to as our 2014 Loan Agreement, and our pledge to Oxford and PWB of substantially all of our assets, other than our intellectual property, as collateral. We have also granted Oxford and PWB a negative pledge with respect to our intellectual property, which, among other things, restricts us from selling, transferring, assigning, mortgaging, pledging, leasing, granting a security interest in or otherwise encumbering our intellectual property. This negative pledge could further limit our ability to obtain additional debt financing.

Raising additional capital may cause dilution to our stockholders, including purchasers of our common stock in this offering, restrict our operations or require us to relinquish rights to technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings and/or license and development agreements with collaboration partners. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. In addition, additional debt financing would result in increased fixed payment obligations.

If we raise funds through collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, reduce or eliminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our existing and any future indebtedness could adversely affect our ability to operate our business.

Under our 2014 Loan Agreement, principal amounts outstanding totaled $7.8 million as of June 30, 2016 and $9.4 million as of December 31, 2015. We are required to repay outstanding indebtedness under our 2014 Loan Agreement in monthly installments through September 2018. We do not currently intend to use the net proceeds of this offering to prepay outstanding indebtedness under our 2014 Loan Agreement. We could in the future incur additional indebtedness beyond our borrowings under our 2014 Loan Agreement.

Our outstanding indebtedness combined with our other financial obligations and contractual commitments, including any additional indebtedness beyond our borrowings under our 2014 Loan Agreement, could have significant adverse consequences, including:

•	requiring us to dedicate a portion of our cash resources to the payment of interest and principal, and prepayment and repayment fees and penalties, thereby reducing money available to fund working capital, capital expenditures, product development and other general corporate purposes;

•	increasing our vulnerability to adverse changes in general economic, industry and market conditions;

•	subjecting us to restrictive covenants that may reduce our ability to take certain corporate actions or obtain further debt or equity financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

We may not have sufficient funds, and may be unable to arrange for additional financing, to pay the amounts due under our existing debt. Failure to make payments or comply with other covenants under our existing debt instruments could result in an event of default and acceleration of amounts due. If an event of default occurs and the lenders accelerate the amounts due, we may not be able to make accelerated payments, and the lenders could seek to enforce security interests in the collateral securing such indebtedness, which includes substantially all of our assets other than our intellectual property.

We might not be able to utilize a significant portion of our net operating loss carryforwards and research and development tax credit carryforwards.

As of December 31, 2015, we had federal and state net operating loss carryforwards of $29.3 million and $27.3 million, respectively, which if not utilized will begin to expire in 2028 and 2030, respectively, and federal and state research and development tax credit carryforwards of $2.0 million and $1.0 million, respectively, which if not utilized will begin to expire in 2028 and 2025, respectively. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset our future income tax liabilities. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have not determined if we have experienced Section 382 ownership changes in the past and if a portion of our net operating loss and tax credit carryforwards are subject to an annual limitation under Section 382. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including this offering, some of which may be outside of our control. If we determine that an ownership change has occurred and our ability to use our historical net operating loss and tax credit carryforwards is materially limited, it would harm our future operating results by effectively increasing our future tax obligations.

Risks Related to the Development of Our Product Candidates

Our approach to the discovery and design and engineering of product candidates using our Hierotope platform is unproven, and we do not know whether we will be able to successfully develop any products.

We are focused on applying our Hierotope platform to identify specific epitopes, each of which is a key component of a larger molecule known as an antigen. We are targeting epitopes that are composed of highly networked amino acids and that we believe are important to the function of the antigen. We refer to these specific epitopes as Hierotopes, and we design and engineer product candidates that target these Hierotopes. We believe that our Hierotope platform has the potential to create antibody-based biological medicines that may have significant utility in infectious and non-infectious diseases. While the results of preclinical studies and early-stage clinical trials have suggested that certain of our product candidates may have such utility, we have not yet succeeded and may not succeed in demonstrating efficacy and safety for any of our product candidates in later-stage clinical trials or in obtaining marketing approval thereafter. For example, we have not yet advanced a product candidate beyond Phase 2 clinical development.

In addition, we have never had a product candidate receive approval from the FDA or approval or marketing clearance from a non-U.S. regulatory authority. The regulatory review process may be more expensive or take longer for our product candidates than we expect, and we may be required to conduct additional studies and/or trials beyond those we anticipate. If it takes us longer to develop and/or obtain regulatory approval for our product candidates than we expect, such delays could materially and adversely affect our business, financial condition, results of operations and prospects.

Success in preclinical studies or early clinical trials may not be indicative of results obtained in later trials.

Results from preclinical studies or previous clinical trials are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. Our product candidates may fail to show the desired safety and efficacy in clinical development despite demonstrating positive results in preclinical studies or having successfully advanced through initial clinical trials.

There can be no assurance that the success we achieved in the preclinical studies and early-stage clinical trials of VIS410 or the preclinical studies of VIS513 and VIS649 ultimately will result in success in clinical trials of these product candidates. In addition, we cannot assure you that we will be able to achieve the same or similar success in our preclinical studies and clinical trials of our other product candidates.

There is a high failure rate for drugs and biologic products proceeding through clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the period of our product candidate development. Any such delays could materially and adversely affect our business, financial condition, results of operations and prospects.

We may find it difficult to enroll patients in our clinical trials, which could delay or prevent us from proceeding with clinical trials of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on our ability to recruit patients to participate as well as to complete required follow-up periods. For example, we plan to initiate Phase 2a and Phase 2b clinical trials of VIS410 by the end of 2016 and in the first half of 2017, respectively, and we may experience enrollment challenges for our planned clinical trial of VIS410 at trial sites that experience a mild influenza season. We expect that our collaborator, SIIPL, will initiate Phase 1 clinical trials of VIS513 for patients with Dengue by the end of 2017. We may also experience enrollment challenges for these planned Phase 1 clinical trials of VIS513 at trial sites that experience a mild Dengue season. In addition, the small number of patients with Immunoglobulin A nephropathy, or IgAN, and efforts by competitors to conduct clinical trials for their product candidates in the same indication may hamper our ability to enroll a sufficient number of patients in any future clinical trial of VIS649. Any delays in enrolling patients in our ongoing or planned clinical trials could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of the clinical trials altogether.

We may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics, to complete our clinical trials in a timely manner. Subject enrollment and trial completion is affected by a number of factors, including:

•	coordination between us and our collaborators in our efforts to enroll and administer the clinical trial;

•	size of the patient population and process for identifying patients;

•	design of the trial protocol;

•	eligibility and exclusion criteria;

•	perceived risks and benefits of the product candidate under study;

•	availability of competing therapies and clinical trials;

•	time of year in which the trial is initiated or conducted;

•	variations in the seasonal incidence of the target indication;

•	severity of the disease under investigation;

•	proximity and availability of clinical trial sites for prospective subjects;

•	ability to obtain and maintain subject consent;

•	ability to enroll and treat patients in a timely manner after the onset of symptoms;

•	risk that enrolled subjects will drop out before completion of the trial;

•	patient referral practices of physicians; and

•	ability to monitor subjects adequately during and after treatment.

Third parties may publish negative findings about us, our compounds or our product candidates, which could harm our reputation or make it more difficult for us to recruit subjects in our current or future clinical trials. For example, recently a human antibody was disclosed in a patent application that included a comparison to a product identified as VIS513 in a prophylactic mouse model for the prevention of Dengue. The inventors indicate in the patent application that their antibody had greater activity than VIS513 in that particular model. Although we are unable to confirm the authenticity of the VIS513 comparator used in that model, the application indicated that the inventors modified the VIS513 comparator to introduce a mutation that we believe negatively impacted activity. In addition, the mouse model reflected in the third party’s patent application was designed to assess prevention of Dengue, not treatment. For these reasons, these data have not altered our plans for, nor do we believe they will meaningfully impact, the development of VIS513. However, if individuals are negatively influenced by this information, it could harm our reputation and ability to successfully enroll and complete clinical trials.

We intend to conduct clinical trials for certain of our product candidates at sites outside the United States, and the FDA may not accept data from trials conducted in such locations.

We have conducted, and intend in the future to conduct, one or more of our clinical trials outside the United States. For example, we plan to include trial sites outside of the United States in our Phase 2a and Phase 2b clinical trials of VIS410 and expect that all of the initial clinical trials of VIS513 will be conducted outside of the United States.

Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with generally accepted good clinical practices, or GCP. The trial population must also have a similar profile to the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful, except to the extent the disease being studied does not typically occur in the United States. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also complied with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt our development of VIS410, VIS513, VIS649 or any future product candidates.

In addition, the conduct of clinical trials outside the United States could have a significant impact on us. Risks inherent in conducting international clinical trials include:

•	clinical practice patterns and standards of care that vary widely among countries;

•	foreign regulatory requirements that could restrict or limit our ability to conduct our clinical trials;

•	administrative burdens of conducting clinical trials under multiple foreign regulatory schema;

•	foreign exchange fluctuations; and

•	diminished protection of intellectual property in some countries.

For certain of our product candidates we are conducting clinical trials, and if successfully developed expect to initially seek approval, in jurisdictions outside of the United States. If we are unable to obtain such approvals, it would limit our market opportunities and adversely affect our business.

One of our lead product candidates, VIS513, is being developed for the treatment of Dengue, which is currently most prevalent outside of the United States and the European Union. We also plan to develop our first non-infectious disease product candidate, VIS649, in Asia, where the incidence of IgAN is highest, and in other foreign jurisdictions. Outside of the United States, our product candidates will be subject to foreign regulatory requirements, including requirements governing clinical trials, and must receive marketing approval from the appropriate foreign regulatory authorities before they can be sold in the applicable foreign countries or economic areas. As such, we are conducting clinical trials, and if results are positive expect to seek approval, for VIS513 in jurisdictions outside of the United States. Furthermore, we may conduct clinical trials and seek approval for VIS649 and certain other product candidates in jurisdictions outside of the United States. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including the requirement of additional preclinical studies or clinical trials. Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries.

In many countries outside the United States, a product candidate must be approved for reimbursement before it can be sold in that country. In some cases, the price that we intend to charge for our products, if approved, is also subject to approval. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and our collaborators and could delay or prevent the introduction of our product candidates in certain countries. In addition, if we or our collaborators fail to obtain the foreign approvals required to market our product candidates outside the United States or if we or our collaborators fail to comply with applicable foreign regulatory requirements, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed and our business, financial condition, results of operations and prospects may be adversely affected.

We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy of our product candidates to the satisfaction of applicable regulatory authorities.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive, time-consuming, difficult to design and implement and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned, completed on schedule, if at all, or yield positive results.

A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	delays in reaching a consensus with regulatory authorities or collaborators on trial design;

•	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;

•	delays in opening clinical trial sites or obtaining required institutional review board or independent ethics committee approval at each clinical trial site;

•	delays in recruiting suitable subjects to participate in our clinical trials;

•	imposition of a clinical hold by regulatory authorities, including as a result of a serious adverse event or after an inspection of our clinical trial operations or trial sites;

•	failure by us, any CROs we engage or any other third parties to adhere to clinical trial requirements;

•	failure to perform in accordance with GCP or applicable regulatory requirements in the European Union, the United States, or in other countries;

•	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites, including delays by third parties with whom we have contracted to perform certain of those functions;

•	delays in having subjects complete participation in a trial or return for post-treatment follow-up;

•	clinical trial sites or subjects dropping out of a trial;

•	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

•	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	occurrence of serious adverse events in trials of the same class of agents conducted by other sponsors; and

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

For example, in March 2016, the FDA placed our Phase 2a clinical trial of VIS410 on a partial clinical hold after we reported gastrointestinal safety events. At the request of the FDA, we completed an additional Phase 1 clinical trial of VIS410 in healthy subjects to further evaluate the optimal pre-treatment regimen to be used with VIS410 administration. The results of the study demonstrated that VIS410 was generally safe and well tolerated following administration of a pre-treatment regimen of diphenhydramine (Benadryl®) and either ibuprofen or aspirin, and the FDA released the partial clinical hold in September 2016.

In addition, the FDA or foreign regulatory authorities may require us to conduct more clinical trials than we expect, which would be costly and delay our ability to obtain marketing approval, if at all. For example, the FDA and the European Medicines Agency, or EMA, may require us to conduct more than the one pivotal Phase 3 clinical trial to support a biologic license application, or BLA, or marketing approval from the EMA than we are currently anticipating conducting for VIS410 for the treatment of influenza A.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional trials to bridge our modified product candidates to earlier versions. Clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business, financial condition, results of operations and prospects.

Additionally, if the results of our clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our product candidates, we may:

•	be delayed in obtaining marketing approval for our product candidates, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to changes in the way the product is administered;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw, or suspend, their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy;

•	be subject to the addition of labeling statements, such as warnings or contraindications;

•	be sued; or

•	experience damage to our reputation.

If serious adverse or undesirable side effects are identified during the development of our product candidates, we may need to abandon or limit our development of that product candidate.

All of our product candidates are in preclinical or clinical development and their risk of failure is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval. If our product candidates are associated with undesirable side effects or have characteristics that are unexpected, we may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause side effects or raise other safety issues that delayed or prevented further development of the compound. For example, in our Phase 2a Challenge Study, several subjects in the initial cohorts of the trial exhibited stomach cramps and loose stools immediately following administration of VIS410. While incorporation of a pre-treatment regimen that included over-the-counter antihistamines, such as Benadryl, and non-steroidal anti-inflammatory drugs, or NSAIDs, such as ibuprofen, resulted in a significant reduction in the frequency and severity of these symptoms, development was delayed as a result of these changes to the protocol, and these or other adverse symptoms or safety issues may emerge in later-stage testing.

If we elect or are forced to suspend or terminate any clinical trial of our product candidates, the commercial prospects of such product candidate will be harmed and our ability to generate product revenues from such product candidate will be delayed or eliminated. Any of these occurrences could materially harm our business, financial condition, results of operations and prospects.

We may not be able to obtain orphan drug exclusivity for any product candidates for which we seek such designation. If our competitors are able to obtain orphan drug exclusivity for products that constitute the same drug and treat the same conditions as our product candidates, we may not be able to have competing products approved by the applicable regulatory authority for an extended period of time.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate a drug, including a biologic, as an orphan drug if it is intended for a relatively small patient population. Under the U.S. Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined by the FDA as affecting a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States.

In the United States, if a product with an orphan drug designation receives the first marketing approval for the disease or condition for which it was granted such designation, the product is entitled to seven years of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for the same condition for that time period.

In the European Union, a drug may qualify for orphan designation if (a) it is intended for the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, (b) the prevalence of the condition in the European Union is not more than five in 10,000, and (c) it is unlikely that marketing of the medicine would generate sufficient returns to justify the investment needed for its development. If the drug is approved, the sponsor will receive 10 years of exclusivity during which time similar products for the same condition cannot be put on the market. This period may be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable such that market exclusivity is no longer justified.

Even if we seek orphan drug designation from the FDA or foreign regulatory agencies for a product candidate, as we expect to do for VIS649, there can be no assurances that the FDA or foreign regulatory agencies will grant such designation. Additionally, the designation of any of our product candidates as an orphan drug does not guarantee that any regulatory agency will ultimately approve that product candidate. Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same product for the same condition if the FDA concludes that the later product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, marketing authorization may be granted to a similar medicinal product for the same orphan condition if the second applicant can establish in its application that its medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior; the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application; or the holder of the marketing authorization for the original orphan medicinal product cannot supply sufficient quantities of orphan medicinal product.

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time consuming and uncertain and may prevent us or any collaborators from obtaining approvals for the commercialization of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we will obtain marketing approval to commercialize a product candidate.

The research, testing, manufacturing, labeling, selling, marketing, promotion and distribution of products are subject to extensive regulation by the FDA and comparable foreign regulatory authorities. We, and any collaborators, are not permitted to market our product candidates in the United States or in other countries until we, or they, receive approval of a BLA from the FDA or marketing approval from applicable regulatory authorities outside the United States. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for any of our product candidates in the United States or in any other jurisdiction. We have limited experience in conducting and managing the clinical trials necessary to obtain marketing approvals.

The process of obtaining marketing approvals, both in the United States and abroad, is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA or other regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

In addition, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical or other studies or clinical trials. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we, or any collaborators, ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Any delay in obtaining or failure to obtain required approvals could negatively affect our ability or that of any collaborators to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact our stock price.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to ongoing regulatory oversight.

Even if we obtain any regulatory approval for our product candidates, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. Any regulatory approvals that we receive for our product candidates also may be subject to a Risk Evaluation and Mitigation Strategy, or REMS, limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety and efficacy of the product. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. The holder of an approved BLA also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, requirements and adherence to commitments made in the BLA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory authority may:

•	issue a warning letter asserting that we are in violation of the law;

•	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve a pending BLA or comparable foreign marketing application (or any supplements thereto) submitted by us or our strategic partners;

•	restrict the marketing, manufacturing or distribution of the product;

•	seize or detain the product or otherwise require the withdrawal of the product from the market;

•	refuse to permit the import or export of products; or

•	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and adversely affect our business, financial condition, results of operations and prospects.

In addition, the FDA’s policies, and those of equivalent foreign regulatory agencies, may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability, which would materially and adversely affect our business, financial condition, results of operations and prospects.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The biotechnology and pharmaceutical industries are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions.

For example, we are aware of several companies focused on developing treatments for influenza A. We expect that VIS410 for the treatment of hospitalized patients with influenza A will compete with currently approved therapeutics, such as neuraminidase inhibitors, and, if approved, other therapeutics currently under development, such as m2 inhibitors, HA inhibitors and other mAbs. Currently marketed products include the neuraminidase inhibitors Tamiflu (oseltamivir), Relenza (zanamivir) and Rapivab (peramivir). Among the companies developing products to address the seasonal influenza and potential pandemic influenza markets are Celltrion, Inc.; Crucell Holland B.V., a subsidiary of Johnson & Johnson; Genentech, Inc., a subsidiary of Hoffmann-La Roche AG; MedImmune, LLC, a subsidiary of AstraZeneca plc; and Theraclone Sciences, Inc., as well as government entities. In addition, there are a number of vaccines in development targeting universal protection against influenza that could reduce our market opportunities for VIS410 and VIS-FLX.

In addition, although there are currently no effective antiviral agents to treat Dengue and the available treatment remains primarily supportive care, we are aware of several companies focused on developing treatments for Dengue. United Therapeutics Corporation has a small molecule product candidate for which they initiated a Phase 1 clinical trial. Sanofi Pasteur’s vaccine, Dengvaxia, which recently received regulatory approval in eleven countries, including Mexico, the Philippines and Brazil, for the prevention of Dengue, is currently the only available vaccine for Dengue. There are also multiple vaccine candidates under investigation that are at various stages of development. If Dengvaxia obtains regulatory approval in additional jurisdictions or if the product candidates under development obtain regulatory approval, we expect that VIS513 for the treatment of Dengue will compete with them.

Although there are also no therapies specifically approved to treat IgAN, there are approved therapies used to treat the symptoms and slow the progression of kidney disease. In addition, we are aware of a number of anti-inflammatory agents in varying stages of development include IgAN in their list of potential indications, including blisibimod from Anthera Pharmaceuticals, Inc. and Merck KGaA’s atacicept, both of which are in clinical trials for systemic lupus erythematosus and IgAN. If any of these therapies prove effective in the treatment of IgAN, they may compete with VIS649. We are also aware of several companies focused on developing treatments or vaccines for various infectious and non-infectious diseases. Any advances made by a competitor could be used to develop treatments that may compete against any of our current or future product candidates.

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Competitors also may obtain FDA or other regulatory approval for their products more rapidly or earlier than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors. In addition, the availability of our competitors’ products could limit the demand and the prices we are able to charge for any products that we may develop and commercialize.

We may not be successful in our efforts to use and expand our Hierotope platform to build a pipeline of product candidates.

A key element of our strategy is to use and expand our Hierotope platform to build a pipeline of product candidates and progress these through clinical development for the treatment of a wide variety of infectious and non-infectious diseases. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to successfully develop and eventually commercialize products, we will face difficulty in obtaining product revenues in future periods, which could result in significant harm to our financial position and adversely affect our share price.

Risks Related to Dependence on Third Parties

We have entered into, and may in the future enter into, collaborations with third parties to develop product candidates. If these collaborations are not successful, our business could be adversely affected.

We have entered into collaborations with SIIPL and BARDA for the development and commercialization of certain product candidates and may enter into additional collaborations in the future. We have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our and our collaborators’ abilities to successfully perform the functions assigned to each of us in these arrangements. In addition, our collaborators have the ability to abandon research or development projects and terminate applicable agreements.

In April 2015, we entered into a collaboration with the Agency for Science, Technology and Research, or A*STAR, pursuant to which we and A*STAR were to jointly develop VIS513 through Phase 2 clinical trials to support regulatory approval. In September 2016, A*STAR notified us that it is terminating the agreement, without cause, effective November 29, 2016. Under the terms of the agreement, A*STAR was responsible for managing, executing and financing the preclinical studies and clinical trials of VIS513. As a result of the termination, our advancement of VIS513 for the treatment of Dengue on a global basis outside of the Indian subcontinent may be delayed as we continue to explore alternative partnering opportunities, as well as additional sources of funding, to advance this product candidate.

We have also entered into a licensing agreement with SIIPL to manufacture and commercialize VIS513 in the Indian subcontinent. In September 2015, we received an upfront payment of $4.5 million from SIIPL, net of withholding tax, and could receive up to $34.0 million in development and commercial milestone payments and royalties based on commercial sales in the Indian subcontinent. Under our collaboration, we expect that SIIPL will initiate a Phase 1 clinical trial of VIS513 by the end of 2017.

In September 2015, we were awarded a contract by BARDA that includes a forty-month base period with committed funding of $38.6 million for the development of VIS410 and options that, if exercised in full by BARDA, would extend the contract to sixty months and increase the total funding to $214.0 million. The funding is for the development of VIS410 for the treatment of hospitalized patients with influenza A, including seasonal strains and potential pandemic strains, and patients at high risk of complications. BARDA retains the right to terminate our contract with them, in whole or in part, at any time, and for any reason or no reason at all.

We may potentially enter into additional collaborations with third parties in the future. Our ongoing collaborations with SIIPL and BARDA, and any future collaborations we enter into in the future, may pose several risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•	the clinical trials conducted as part of these collaborations may not be successful;

•	collaborators may not pursue development and/or commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	we may not have access to, or may be restricted from disclosing, certain information regarding product candidates being developed or commercialized under a collaboration and, consequently, may have limited ability to inform our stockholders about the status of such product candidates;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	product candidates developed in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•	a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product candidate;

•	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development of any product candidates, may cause delays or termination of the research, development or commercialization of such product candidates, may lead to additional responsibilities for us with respect to such product candidates or may result in litigation or arbitration, any of which would be time-consuming and expensive;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•	collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If our collaborations do not result in the successful development and commercialization of products, or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of product candidates could be delayed and we may need additional resources to develop our product candidates. For example, upon the termination by A*STAR of our former collaboration agreement, the license we had obtained from A*STAR automatically converted to a fully paid, royalty-free, irrevocable and non-terminable license to use the results generated as of the effective date of the termination, and as a result of such termination, A*STAR and its affiliated entities now have no additional commitment to fund the research and development activities and manufacturing costs of, or to manage or conduct, Phase 1 and Phase 2 clinical trials of VIS513.

In addition, if one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our collaborators.

We may in the future decide to collaborate with pharmaceutical and biotechnology companies and other organizations for the development and potential commercialization of our product candidates. These relationships, or those like them, may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders or distract our management and disrupt our business. In addition, we could face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Our ability to reach a definitive collaboration agreement will depend, among other things, upon our assessment of the collaborator’s resources and expertise and the terms and conditions of the proposed collaboration. If we license rights to product candidates, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture.

Our reliance on government funding for our product candidates adds uncertainty to our research and commercialization efforts with respect to those programs and may impose requirements that increase the costs of commercialization and production of product candidates developed under those government-funded programs.

Our development of VIS410 for the treatment of hospitalized patients with influenza A is currently being largely funded through a contract with BARDA. Contracts and grants funded by the U.S. government and its agencies, including our agreement with BARDA, include provisions that reflect the government’s substantial rights and remedies, many of which are not typically found in commercial contracts, including powers of the government to:

•	terminate agreements, in whole or in part, at any time, for any reason or no reason;

•	reduce or modify the government’s obligations under such agreements without the consent of the other party;

•	claim rights, including intellectual property rights, in products and data developed under such agreements;

•	audit contract-related costs and fees, including allocated indirect costs;

•	suspend the contractor or grantee from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

•	impose U.S. manufacturing requirements for products that embody inventions conceived or first reduced to practice under such agreements;

•	suspend or debar the contractor or grantee from doing future business with the government;

•	control and potentially prohibit the export of products;

•	pursue criminal or civil remedies under the False Claims Act and similar remedy provisions specific to government agreements; and

•	limit the government’s financial liability to amounts appropriated by the U.S. Congress on a fiscal-year basis, thereby leaving some uncertainty about the future availability of funding for a program even after it has been funded for an initial period.

We may not have the right to prohibit the U.S. government from using certain technologies developed by us, and we may not be able to prohibit third-party companies, including our competitors, from using those technologies in providing products and services to the U.S. government. The U.S. government generally takes the position that it has the right to royalty-free use of technologies that are developed under U.S. government contracts. While we do not believe the intellectual property rights that we have granted to the U.S. government under the BARDA agreement will impact our rights to commercialize VIS410, the government’s non-exclusive license and march-in rights to intellectual property developed under the agreement may allow it, or a third party on its behalf, to more easily and/or quickly develop a product that could compete with VIS410.

In addition, government contracts and grants, and subcontracts and subawards awarded in the performance of those contracts and grants, normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

•	specialized accounting systems unique to government contracts and grants;

•	mandatory financial audits and potential liability for price adjustments or recoupment of government funds after such funds have been spent;

•	public disclosures of certain contract and grant information, which may enable competitors to gain insights into our research program; and

•	mandatory socioeconomic compliance requirements, including labor standards, non-discrimination and affirmative action programs and environmental compliance requirements.

As an organization, we are relatively new to government contracting and new to the regulatory compliance obligations that such contracting entails. If we fail to maintain compliance with those obligations, we may be subject to potential liability and to termination of our contracts. As a U.S. government contractor, we are subject to financial audits and other reviews by the U.S. government of our costs and performance on their contracts, as well as our accounting and general business practices related to these contracts. Based on the results of its audits, the government may adjust our contract-related costs and fees, including allocated indirect costs. Adjustments arising from government audits and reviews could have a material adverse effect on our business, financial condition, results of operations and prospects.

Even with the BARDA contract award and the exercise of the contract option periods, we may not be able to fully fund the development of VIS410.

Our BARDA contract is a cost-plus-fixed-fee contract that reimburses only certain specified activities authorized by BARDA. There is no guarantee that additional activities will not be needed and, if so, that BARDA will reimburse us for the costs associated with these activities. For example, as a result of lower-than-expected yields from our first scaled-up manufacturing run of VIS410, we are performing additional manufacturing runs, the costs of which we expect, but do not have confirmation, will be reimbursed by BARDA. Also, the reimbursement and fee amounts set forth in our BARDA contract are based on estimates we have made that may prove wrong, and the funding we receive under the agreement may not be sufficient to cover our program costs. Additionally, there are significant requirements associated with operating as a federal government contractor, which includes having appropriate accounting, project tracking and earned-value management systems implemented and operational, and we may not be able to consistently meet these requirements. Performance under the BARDA contract requires that we comply with appropriate regulations and operational mandates, which require us to engage internal and external expertise for compliance. Our ability to be regularly and fully reimbursed for our activities will depend on our ability to comply and demonstrate compliance with such requirements.

BARDA could decide to delay certain of our activities, and we may elect to move forward with certain activities at our own risk and without BARDA reimbursement.

Under our BARDA contract, BARDA regularly reviews our development efforts and clinical activities. Under certain circumstances, BARDA may advise us to delay certain activities and invest additional time and resources before proceeding. If we follow such BARDA advice, overall program delays and costs associated with additional resources for which we had not planned may result. In addition, even if BARDA does not advise us to delay certain activities, BARDA’s review period may be longer than we expect, which may result in overall program delays. Also, the costs associated with following BARDA’s advice to delay certain activities may or may not be reimbursed by BARDA under our contract. Finally, we may decide not to follow the advice provided by BARDA and instead pursue activities that we believe are in the best interest of VIS410 development, even if BARDA would not reimburse us under our contract.

BARDA may elect not to pursue the designated options beyond the base period.

Our BARDA contract includes a forty-month base period with committed funding of $38.6 million and options that, if exercised in full by BARDA, would extend the contract to sixty months and increase the total funding to $214.0 million. However, BARDA will decide in its sole discretion whether to pursue any of the options under the contract and there can be no assurance that BARDA will elect to pursue any of the designated options beyond the base period, or that any such extension would be on favorable terms. Changes in government budgets and agendas may result in a decreased and de-prioritized emphasis on supporting the development of VIS410. In such event, BARDA is not required to continue funding for, or to extend our existing contract. Any such reduction in our funding from BARDA or any other government contract could materially adversely affect our business, financial condition and results of operations.

Our reliance on agencies funded by foreign governments adds uncertainty to our research and commercialization efforts.

We have in the past, and may in the future, enter into collaboration agreements with foreign government agencies. For example, in April 2015, we entered into a collaboration with A*STAR, an agency of the Singapore government, pursuant to which we and A*STAR were to jointly develop VIS513 through Phase 2 clinical trials to support regulatory approval.

Although we have a wholly owned subsidiary in Singapore, we have a limited operating history in Singapore and had not previously entered into a collaboration agreement with an agency of the Singapore government. Although A*STAR has notified us that it is terminating the agreement, without cause, effective November 29, 2016, we intend to seek additional third-party financing to fund our development of VIS513 and certain of our early-stage programs, including potentially from foreign government agencies. If we enter into collaboration agreements with foreign government agencies in the future, we may discover that our collaborator’s expectations of, and performance under, such agreements may be different than we expect. In addition, a government agency’s funding sources may be beyond its control and its obligations under our collaboration agreements may be subject to competing government priorities and political conditions that would not apply to a privately funded collaborator. If any foreign agency collaborator fails to meet its obligations under collaboration agreements with us, our development of our product candidates may face delays, which could materially adversely affect our business, financial condition and results of operations.

Our reliance on third parties to manufacture our product candidates increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate manufacturing facilities for the production of clinical or commercial supplies of the product candidates that we are developing or evaluating in our research program. We have limited personnel with experience in drug manufacturing and lack the resources and the capabilities to manufacture any of our product candidates on a clinical or commercial scale. We currently rely on third parties for supply of our product candidates, and our strategy is to outsource all manufacturing of our product candidates and products to third parties.

In order to conduct clinical trials of our product candidates, we will need to have them manufactured in large quantities. Our third-party manufacturers may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In prior smaller scale manufacturing runs for VIS410, we have seen variability in yields and, although we have conducted additional process development activities, this variability may recur as we scale up our manufacturing runs. In addition, quality issues may arise during scale-up activities and at any other time. If these third-party manufacturers are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of that product candidate may be delayed or infeasible, and regulatory approval or commercial launch of that product candidate may be delayed or not obtained, which could significantly harm our business.

Our use of new third-party manufacturers increases the risk of delays in production or insufficient supplies of our product candidates as we transfer our manufacturing technology to these manufacturers and as they gain experience manufacturing our product candidates. For example, when we transitioned the manufacture of VIS410 to KBI Biopharma, the first and second scaled-up manufacturing runs that this manufacturer performed produced lower-than-expected yields of VIS410. As a result of these lower-than-expected yields, we undertook certain process development activities and KBI Biopharma completed a third scaled-up manufacturing run that produced yields of VIS410 in line with our expectations and substantially greater than each of the two previous scaled-up manufacturing runs. Additional manufacturing runs will be necessary to produce adequate supply of VIS410 for our planned Phase 2b and Phase 3 clinical trials of VIS410, and there is no guarantee that those runs will produce adequate supply. If we are not able to schedule and successfully complete additional manufacturing runs in a reasonable period of time, or if the FDA does not determine that the final drug product from each manufacturing run is comparable to the drug product previously manufactured, our planned clinical trials may be delayed. We intend to continue to undertake process development activities and, if necessary, make appropriate modifications to further refine and modify the manufacturing process to achieve higher yields of VIS410. To the extent we are unable to do so, or if our future manufacturing runs also produce lower-than-expected yields, we will incur additional unexpected costs and our overall development schedule for VIS410 will likely be delayed.

Even after a third-party manufacturer has gained significant experience in manufacturing our product candidates or even if we believe we have succeeded in optimizing the manufacturing process, there can be no assurance that such manufacturer will produce sufficient quantities of our product candidates in a timely manner or at all.

We do not currently have any agreements with third-party manufacturers for the long-term commercial supply of any of our product candidates. In the future, we may be unable to enter into agreements with third-party manufacturers for commercial supplies of our product candidates, or may be unable to do so on acceptable terms. Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third-party manufacturers may not be able to comply with cGMP requirements or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable requirements could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and/or criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP requirements and that might be capable of manufacturing for us.

If the third parties that we engage to supply any materials or manufacture product for our preclinical tests and clinical trials should cease to continue to do so for any reason, we likely would experience delays in advancing these trials while we identify and qualify replacement suppliers or manufacturers and we may be unable to obtain replacement supplies on terms that are favorable to us. In addition, if we are not able to obtain adequate supplies of our product candidates or the substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop product candidates and commercialize any products that receive marketing approval on a timely and competitive basis.

Risks Related to the Commercialization of our Product Candidates

If we are unable to establish sales, medical affairs and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any product revenue.

We currently have no sales and marketing organization and have never commercialized a product. To successfully commercialize any products that may result from our development programs, we will need to develop these capabilities, either on our own or with others. Because the majority of our products would be used in hospital or specialty care settings, we may market our products, if approved, in the United States, with a focused hospital and/or specialty care sales force. The establishment and development of our own commercial team or the establishment of a contract sales force to market any products we may develop will be expensive and time-consuming and could delay any product launch. Moreover, we cannot be certain that we will be able to successfully develop this capability. We may enter into collaborations regarding our product candidates with entities to utilize their established marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. If any current or future collaborators do not commit sufficient resources to commercialize our products, or we are unable to develop the necessary capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We compete with many well-funded companies that currently have extensive and experienced medical affairs, marketing and sales operations to recruit, hire, train and retain marketing and sales personnel. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. Such efforts may require more resources than are typically required due to the complexity and uniqueness of our potential products. If any of our product candidates is approved but fails to achieve market acceptance among physicians, patients or third-party payors, we will not be able to generate significant revenues from such product, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our products, if approved, could limit our ability to market those products and decrease our ability to generate product revenue.

We expect that coverage and reimbursement of our products, if approved, by government and private payors will be essential for most patients to be able to afford these treatments. Accordingly, sales of our product candidates will depend substantially on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or will be reimbursed by government authorities, private health coverage insurers and other third-party payors. Coverage and reimbursement by a third-party payor may depend upon several factors, including the third-party payor’s determination that use of a product is:

•	a necessary and covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient population;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement for a product from third-party payors is a time-consuming and costly process that will require us to provide to the payor supporting scientific, clinical and cost-effectiveness data. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If coverage and reimbursement are not available, or are available only at limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be adequate to realize a sufficient return on our investment.

There is significant uncertainty related to third-party coverage and reimbursement of newly approved products. In the United States, third-party payors, including government payors such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered and reimbursed. It is difficult to predict what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

Outside the United States, international operations generally are subject to extensive government price controls and other market regulations, and increasing emphasis on cost-containment initiatives in the European Union, Canada and other countries may put pricing pressure on us. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries may use different methods to keep the cost of medical products artificially low. Foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable product revenues.

Moreover, increasing efforts by government and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes.

The commercial success of any of our product candidates will depend upon its degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

Even with the requisite approvals from the FDA in the United States, EMA in the European Union and other regulatory authorities internationally, the commercial success of our product candidates will depend, in part, on the acceptance of physicians, patients and healthcare payors of our product candidates as medically necessary, cost-effective and safe. Any product that we commercialize may not gain acceptance by physicians, patients, healthcare payors and others in the medical community. If these commercialized products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on several factors, including:

•	the efficacy and safety of such product candidates as demonstrated in clinical trials;

•	the potential and perceived advantages of our product candidates over other treatments;

•	the cost of treatment relative to alternative treatments;

•	the clinical indications for which the product candidate is approved by the FDA, the EMA or other regulatory body;

•	the willingness of physicians to prescribe new therapies;

•	the willingness of the target patient population to try new therapies;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA, EMA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;

•	relative convenience and ease of administration;

•	the strength of marketing and distribution support;

•	the timing of market introduction of competitive products;

•	publicity concerning our products or competing products and treatments; and

•	sufficient third-party payor coverage and reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be fully known until after it is launched. In addition, because certain of our product candidates are intended to treat infectious disease, demand for our products in any given year may be impacted by the relative severity and prevalence of such diseases and the effectiveness of existing vaccines, if any, in providing immunity. For example, if the most common strain of seasonal influenza in a given year is less severe or prevalent or if the existing vaccine is more effective in providing immunity, then the number of patients for which VIS410 would be an appropriate treatment, if approved, would decrease.

If we obtain approval to commercialize our product candidates outside of the United States, a variety of risks associated with international operations could materially adversely affect our business.

We expect that we will be subject to additional risks in commercializing our product candidates outside the United States, including:

•	different regulatory requirements for approval of drugs and biologics in foreign countries;

•	reduced protection for intellectual property rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism or natural disasters including earthquakes, typhoons, floods and fires.

Risks Related to Our Business Operations

We may not be successful in our efforts to identify or discover additional product candidates and may fail to capitalize on programs or product candidates that may present a greater commercial opportunity or for which there is a greater likelihood of success.

The success of our business depends upon our ability to identify, develop and commercialize product candidates using our Hierotope platform. Research programs to identify new product candidates require substantial technical, financial and human resources. Although our product candidates are currently in preclinical or clinical development, we may fail to identify other potential product candidates for clinical development for several reasons. For example, our research may be unsuccessful in identifying potential product candidates or our potential product candidates may be shown to have harmful side effects, may be commercially impracticable to manufacture or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

Additionally, because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential. Our spending on current and future research and development programs may not yield any commercially viable products. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. Alternatively, we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

If any of these events occur, we may be forced to abandon or delay our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

We are highly dependent on members of our executive team, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with each of our executive officers, any of them could leave our employment at any time, as all of our employees are “at-will” employees. We currently do not have “key person” insurance on any of our employees. The loss of the services of one or more of our current employees might impede the achievement of our research, development and commercialization objectives.

Recruiting and retaining qualified employees, consultants and advisors for our business, including scientific and technical personnel, also will be critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for skilled individuals. In addition, failure to succeed in preclinical studies, clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to manage expected growth in the scale and complexity of our operations, our performance may suffer.

If we are successful in executing our business strategy, we will need to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our research and development activities and, in the longer term, build a commercial infrastructure to support commercialization of any of our product candidates that are approved for sale. Future growth would impose significant added responsibilities on members of management. It is likely that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and product candidates requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas and to attract and retain sufficient numbers of talented employees. We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our research, development and growth goals.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to:

•	comply with FDA regulations or the regulations applicable in the European Union and other jurisdictions;

•	provide accurate information to the FDA, the EMA and other regulatory authorities;

•	comply with healthcare fraud and abuse laws and regulations in the United States and abroad;

•	comply with the Foreign Corrupt Practices Act, or FCPA, or other anti-corruption laws and regulations;

•	report financial information or data accurately; or

•	disclose unauthorized activities to us.

In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations regulate a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Other forms of misconduct could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA, EMA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. We expect to adopt a code of conduct and implement other internal controls applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant fines or other sanctions.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

Our revenue prospects could be affected by changes in healthcare spending and policy in the United States, Europe and other countries. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, operations and financial condition.

The United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In March 2010, the U.S. Congress enacted the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act, or ACA, which include changes to the coverage and reimbursement of drug products under government healthcare programs, such as:

•	increasing drug rebates under state Medicaid programs for brand name prescription drugs and extending those rebates to Medicaid managed care;

•	extending discounted rates on drug products available under the Public Health Service pharmaceutical pricing program to additional hospitals and other providers;

•	assessing a fee on manufacturers and importers of brand name prescription drugs reimbursed under certain government programs, including Medicare and Medicaid; and

•	requiring drug manufacturers to provide a 50% discount on Medicare Part D brand name prescription drugs sold to Medicare beneficiaries whose prescription drug costs cause the beneficiaries to be subject to the Medicare Part D coverage gap (i.e., the so-called “donut hole”).

It is likely that federal and state legislatures within the United States and foreign governments will continue to consider changes to existing healthcare legislation. We cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be repealed or modified. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for any products for which we may obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to obtain coverage and reimbursement approval for a product;

•	our ability to generate revenues and achieve or maintain profitability; and

•	the level of taxes that we are required to pay.

In addition, other legislative changes have been proposed and adopted since the 2010 healthcare reform legislation. The Budget Control Act of 2011, as amended, or the Budget Control Act, includes provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013. Recent legislation extends reductions through 2023. Any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, and/or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations will be directly, or indirectly through our prescribers, customers and purchasers, subject to various federal and state fraud and abuse laws and regulations, including, without limitation, the federal Anti-Kickback Statute, the federal civil and criminal False Claims Act and the federal Physician Payments Sunshine Act. These laws and regulations will impact, among other things, our proposed sales, marketing and educational programs. In addition, we will be subject to patient privacy laws by both the federal government and the states in which we conduct our business. The laws that will affect our operations include, but are not limited to:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for the purchase, recommendation, leasing or furnishing of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers on the other. The ACA amended the intent requirement of the federal Anti-Kickback Statute, and a person or entity no longer needs to have actual knowledge of this statute or specific intent to be found to have violated the statute;

•	federal civil and criminal false claims laws and civil monetary penalty laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other government payors that are false or fraudulent;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit a person from knowingly and willfully executing a scheme or from making false or fraudulent statements to defraud any healthcare benefit program, regardless of the payor (e.g., public or private);

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers;

•	federal payment transparency laws, including the federal Physician Payment Sunshine Act, that require disclosure of payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations; and

•	analogous state and foreign laws and regulations, many of which differ from each other in significant ways, complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and potential safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union Member States, such as the UK Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain European Union Member States must be publically disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

The collection and use of personal health data in the European Union is governed by the provisions of the Data Protection Directive. This directive imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The Data Protection Directive also imposes strict rules on the transfer of personal data out of the European Union to the United States. Failure to comply with the requirements of the Data Protection Directive and the related national data protection laws of the European Union Member States may result in fines and other administrative penalties. The draft Data Protection Regulation currently going through the adoption process is expected to introduce new data protection requirements in the European Union and substantial fines for breaches of the data protection rules. If the draft Data Protection Regulation is adopted in its current form it may increase our responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any product candidates that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in clinical trials and may face an even greater risk if we commercialize any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates that we may develop;

•	loss of revenue;

•	substantial monetary awards to trial participants or patients;

•	significant time and costs to defend the related litigation;

•	withdrawal of clinical trial participants;

•	the inability to commercialize any product candidates that we may develop; and

•	injury to our reputation and significant negative media attention.

Our insurance coverage may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any product candidate. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the generation, handling, use, storage, treatment, manufacture, transportation and disposal of, and exposure to, hazardous materials and wastes, as well as laws and regulations relating to occupational health and safety. Our operations involve the use of chemical and biologic materials that may be hazardous and flammable. Our operations also produce hazardous waste products. We contract with EPA-certified third parties for the proper disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance for certain costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for toxic tort claims that may be asserted against us in connection with our storage or disposal of biologic, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which have tended to become more stringent over time. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could materially adversely affect our business, financial condition, results of operations and prospects.

Laws and regulations governing international operations may preclude us from developing, manufacturing and selling certain products outside of the United States and require us to develop, implement and maintain costly compliance programs.

As a company with international operations, we must dedicate resources to comply with numerous laws and regulations in each jurisdiction in which we operate. The FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees may be considered government employees or foreign officials. In other circumstances, certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. These laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions and export control laws.

Our internal computer systems, or those of our collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Our internal computer systems and those of our current and any future collaborators and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.

Risks Related to Our Intellectual Property

Our rights to develop and commercialize our product candidates are subject, in part, to the terms and conditions of licenses granted to us by others.

We currently license certain patent rights and proprietary technology from third parties that are important or necessary to the development of our technology and product candidates. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and product candidates in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in all of our licenses. For example, under our license agreements with the Massachusetts Institute of Technology, or MIT, under certain circumstances, MIT may grant a non-exclusive license to a third party to develop and commercialize, in specified developing countries, those products that we are not selling or diligently developing if we do not enter into a sublicense agreement with the third party on commercially reasonable terms within a specified period of time. In addition, MIT generally retains the right to practice the licensed patent rights for research, teaching and educational purposes, and under our license agreements with MIT, we cannot assert the licensed patents against a non-profit entity using the licensed patents for research purposes.

Licenses to additional third-party patents that may be required for our development programs may not be available in the future or may not be available on commercially reasonable terms, or at all, which could have a material adverse effect on our business and financial condition.

In some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties. For example, pursuant to each of our intellectual property licenses with MIT, our licensors retain control of such activities. Therefore, we cannot be certain that these patents and applications will be prosecuted, maintained and enforced in a manner consistent with the best interests of our business. If our licensors fail to maintain such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated and our right to develop and commercialize any of our products that are the subject of such licensed rights could be adversely affected. In addition to the foregoing, the risks associated with patent rights that we license from third parties will also apply to patent rights we may own in the future.

Furthermore, the research resulting in certain of our licensed patent rights and technology was funded, and we expect such research in the future will be funded, by the U.S. government. As a result, the government may have certain rights, such as non-exclusive license rights and march-in rights, to such patent rights and technology. March-in rights permit the U.S. government to require that we grant a license to an invention, created under the government contract, to a third party if we have not taken effective steps to achieve practical application of the invention within a reasonable time; if such action is necessary to meet health and safety needs and/or requirements for public use that we are not meeting; or if we have not obtained the required agreement for manufacturing the invention in the United States from any exclusive licensee or a waiver of this requirement. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed patents. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects.

While we do not believe the intellectual property rights that we have granted to the U.S. government under the BARDA agreement will impact our rights to commercialize VIS410, the government’s non-exclusive license and march-in rights to intellectual property developed under the agreement may allow it, or a third party on its behalf, to more easily and/or quickly develop a product that could compete with VIS410.

The exercise by the Gates Foundation of its right to obtain a license to certain of our intellectual property and its development and commercialization of products that we are also developing and commercializing could have an adverse impact on our market position.

In September 2012, we entered into a letter agreement with the Bill & Melinda Gates Foundation, or the Gates Foundation, which agreement was amended and restated in November 2013. In connection with the agreement, the Gates Foundation purchased $6.8 million of shares of our Series A convertible preferred stock, and we committed to use a portion of the investment by the Gates Foundation to advance the development of a specified program and to generally develop our Hierotope platform. With certain exceptions, we agreed to grant to the Gates Foundation, upon request within specified time periods, a non-exclusive, sublicensable license to research and develop, manufacture and seek regulatory approval for antibodies that we or our research contractors discover in specified areas of global health that the Gates Foundation has identified as underinvested or disproportionately impacting poor and vulnerable populations, including VIS410, our product candidate for the treatment of influenza A in hospitalized patients. The exercise by the Gates Foundation of its right to obtain a non-exclusive license to certain of our intellectual property, and its development and commercialization of product candidates and products that we are also developing and commercializing, could have an adverse impact on our market position.

If we are unable to obtain and maintain patent protection for our products and technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our products and technology may be adversely affected.

Our success depends, in large part, on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and product candidates. We and our licensors have sought, and intend to seek, to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and product candidates that are important to our business.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

We are a party to intellectual property license agreements, including agreements with MIT, that are important to our business, and we expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, development and commercialization timelines, milestone payments, royalties and other obligations on us. See “Business—Collaboration and License Agreements.” If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, the licensor may have the right to terminate the license, in which event we would not be able to market products covered by the license.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

We may not be aware of all third-party intellectual property rights potentially relating to our product candidates. Publications of discoveries in the scientific literature often lag the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in any owned or any licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

Even if the patent applications we license or own do issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be adversely affected.

With respect to our Hierotope platform, we consider trade secrets and know-how to be our primary form of intellectual property. We have not in-licensed any intellectual property covering our Hierotope platform technology. Trade secrets and know-how related to platform technologies can be difficult to protect. In particular, we anticipate that, with respect to this technology platform, these trade secrets and know-how may over time be disseminated within the industry through independent development and public presentations.

To maintain the confidentiality of trade secrets and proprietary information, we enter into confidentiality agreements with our employees, consultants, collaborators and others upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees and our personnel policies also provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. Thus, despite such agreement, there can be no assurance that such inventions will not be assigned to third parties. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions. To the extent that an individual who is not obligated to assign rights in intellectual property to us is rightfully an inventor of intellectual property, we may need to obtain an assignment or a license to that intellectual property from that individual, or a third party or from that individual’s assignee. Such assignment or license may not be available on commercially reasonable terms or at all.

Adequate remedies may not exist in the event of unauthorized use or disclosure of our proprietary information. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to maintain trade secret protection could adversely affect our competitive business position. In addition, others may independently discover or develop our trade secrets and proprietary information, and the existence of our own trade secrets affords no protection against such independent discovery. For example, a public presentation in the scientific or popular press on the properties of our product candidates could motivate a third party, despite any perceived difficulty, to assemble a team of scientists having backgrounds similar to those of our employees to attempt to independently reverse engineer or otherwise duplicate our platform technologies to replicate our success.

Our intellectual property licenses with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.

The agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We have entered into license agreements with third parties and may need to obtain additional licenses from others to advance our research or allow commercialization of our product candidates. It is possible that we may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our product candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current manufacturing methods, product candidates or future methods or products, resulting in either an injunction prohibiting our manufacture or sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties.

In each of our existing license agreements, and we expect in our future agreements, patent prosecution of our licensed technology is controlled solely by the licensor, and we are required to reimburse the licensor for their costs of patent prosecution. If our licensors fail to obtain and maintain patent or other protection for the proprietary intellectual property we license from them, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, and our competitors could market competing products using the intellectual property. Further, in each of our license agreements we are responsible for bringing any actions against any third party for infringing on the patents we have licensed. Certain of our license agreements also require us to meet development thresholds to maintain the license, including establishing a set timeline for developing and commercializing products and minimum yearly diligence obligations in developing and commercializing the product. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under any collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the United States Patent and Trademark Office, or USPTO, and various government patent agencies outside of the United States over the lifetime of our licensed patents and/or applications and any patent rights we own or may own in the future. We rely, in part, on our outside counsel or our licensing partners to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply and we are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could have a material adverse effect on our business.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from infringing on our patents in all countries outside the United States, or from selling or importing products that infringe on our patents in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own, develop or license.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court. We may not be able to protect our trade secrets in court.

If one of our licensing partners or we initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. In addition, patent validity challenges may, under certain circumstances, be based upon non-statutory obviousness-type double patenting, which, if successful, could result in a finding that the claims are invalid for obviousness-type double patenting or the loss of patent term, including a patent term adjustment granted by the USPTO, if a terminal disclaimer is filed to obviate a finding of obviousness-type double patenting. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review and equivalent proceedings in foreign jurisdictions. Such proceedings could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which the patent examiner and we or our licensing partners were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we could lose at least part, and perhaps all, of the patent protection on one or more of our product candidates. Such a loss of patent protection could have a material adverse impact on our business.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect, and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates and technology, including interference proceedings, post grant review and inter partes review before the USPTO. The risks of being involved in such litigation and proceedings may also increase as our product candidates approach commercialization and as we gain greater visibility as a public company. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize any of our product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent.

If we are found to infringe a third party’s valid and enforceable intellectual property rights, we could be required to obtain a license from such third party to continue developing, manufacturing and marketing our product candidates and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product candidates. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. A finding of infringement could prevent us from manufacturing and commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations and prospects.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Competitors may infringe our patents or the patents of our licensing partners, or we may be required to defend against claims of infringement. To counter infringement or unauthorized use claims or to defend against claims of infringement can be expensive and time consuming. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals, or we, have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer, or that patents and applications we have filed to protect inventions of these employees, even those related to one or more of our product candidates, are rightfully owned by their former or current employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time consuming, and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, and these decisions have narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future decisions by the U.S. Congress, the federal courts and the USPTO, as well as similar bodies in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that may weaken our and our licensors’ ability to obtain new patents or to enforce existing patents and patents we and our licensors or collaborators may obtain in the future.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation and switch the U.S. patent system from a “first to invent” system to a “first inventor to file” system. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first inventor to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents, all of which could have a material adverse effect on our business and financial condition.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We have not yet registered our trademarks in all of our potential markets. Our registered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products that are similar to our product candidates but that are not covered by the claims of the patents that we own or license or may own in the future;

•	we, or our partners or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;

•	we, or our partners or current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

•	it is possible that our pending licensed patent applications or those that we may own in the future will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may have an adverse effect on our business; and

•	we may choose not to file a patent for certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could significantly harm our business, financial condition, results of operations and prospects.

Risks Related to this Offering and Ownership of Our Common Stock

After this offering, our executive officers, directors and principal stockholders will maintain the ability to control all matters submitted to stockholders for approval.

Assuming the sale by us of shares of             common stock in this offering (or             shares if the underwriters exercise their option to purchase additional shares to cover over-allotments in full) and based on the number of shares outstanding as of October 15, 2016, assuming the automatic conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately         % of our capital stock (or         % if the underwriters exercise their option to purchase additional shares in full). As a result, if these stockholders were to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire or result in management of our company that our public stockholders disagree with.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is performing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time, subject to certain restrictions described below. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding              shares of common stock based on the number of shares outstanding as of October 15, 2016, assuming the automatic conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering (or             shares if the underwriters exercise their option to purchase additional shares to cover over-allotments in full). These shares may be resold in the public market immediately without restriction, unless purchased by our affiliates. The remaining             shares currently are restricted as a result of securities laws or lock-up agreements but will be able to be sold after the offering as described in the “Shares Eligible for Future Sale” and “Underwriting” sections of this prospectus. Moreover, after this offering, holders of an aggregate of approximately 92,929,909 shares of our common stock (which includes shares issuable upon conversion of our preferred stock and shares issuable upon exercise of our outstanding warrants but excludes the up to 1,310,343 shares of common stock which may be issuable upon exercise of warrants that may be issued to the purchasers of our Series C convertible preferred stock if a specified financing milestone is not achieved by February 28, 2017) will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. To the extent outstanding options or warrants are exercised, you will incur further dilution. Based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $         per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price. See “Dilution.”

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely, in part, on the research and reports that industry or financial analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no, or few, analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general, and the market for biopharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	results of clinical trials of our product candidates or those of our competitors;

•	the success of competitive products or technologies;

•	commencement or termination of collaborations;

•	our contract with BARDA and whether BARDA elects to pursue its designated options beyond the base period or whether the funding we receive under the agreement will be sufficient to cover our program costs;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources, which could seriously harm our business, financial condition, results of operations and prospects.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to have our common stock listed on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares, or at all.

If we commit certain material breaches under our agreement with the Gates Foundation, and fail to cure them, we may be required to redeem shares of our stock held by the Gates Foundation and its affiliates.

In the event the Gates Foundation terminates our agreement for certain specified uncured material breaches by us, we will be obligated, among other remedies, to redeem our stock purchased by the Gates Foundation pursuant to the agreement or to facilitate the purchase of such stock by a third party. Additionally, in the 12 months following such sale or redemption, if we engage in certain specified corporate transactions that would value the sold or redeemed shares at more than 200% of the valuation used for the sale or redemption, we are required to compensate the Gates Foundation for the difference between what the Gates Foundation would have received and what it actually received under the sale or redemption. If we are required to redeem such shares or to compensate the Gates Foundation following a specified corporate transaction, our financial condition could be materially and adversely affected.

We have broad discretion in the use of our cash and cash equivalents, including the net proceeds from this offering, and may not use them effectively.

Our management will have broad discretion in the application of our cash and cash equivalents, including the net proceeds from this offering, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest our cash and cash equivalents, including the net proceeds from this offering, in a manner that does not produce income or that loses value. See “Use of Proceeds.”

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an EGC until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the first day of the year following the first year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting requirements in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an EGC and we have presented only two years of audited financial statements and correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure. We cannot predict whether investors will find our common stock less attractive if we rely on certain or all of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, and particularly after we are no longer an EGC, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of

2002 and rules subsequently implemented by the SEC and The NASDAQ Stock Market have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by our independent registered public accounting firm, as and when required, may reveal deficiencies in our internal control over financial reporting that are deemed to be significant deficiencies or material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our by-laws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that not all members of the board are elected at one time;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from the board;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

•	authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a shareholder rights plan, or so-called “poison pill,” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•	require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or by-laws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our certificate of incorporation, which will be effective upon the closing of this offering, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty owed by our directors, officers, other employees or stockholders to the company or our stockholders, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or any action asserting a claim arising pursuant to our certificate of incorporation or our by-laws or governed by the internal affairs doctrine. This provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees or other stockholders, which may discourage such lawsuits against us and our directors, officers, other employees or other stockholders. Alternatively, if a court were to find this provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, our ability to pay cash dividends on our common stock is prohibited by the covenants of our 2014 Loan Agreement and may be prohibited by any future indebtedness. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future, and investors seeking cash dividends should not purchase shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. In some cases, you can identify forward-looking statements by terms, such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “target”, “potential”, “would”, “could”, “should”, “continue”, “contemplate”, or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations.

The forward-looking statements in this prospectus include, among other things, statements about:

•	our plans to advance the development of, and commercialize, VIS410, VIS513, VIS649 and our other product candidates;

•	our ongoing and planned preclinical studies and clinical trials;

•	the timing of and our ability to obtain and maintain regulatory approvals for our product candidates;

•	the rate and degree of market acceptance and clinical utility of our products;

•	our plans to leverage our Hierotope platform to discover and develop additional product candidates;

•	our plans with respect to possible future collaborations and partnering arrangements;

•	our ability to identify and develop additional product candidates with significant commercial potential;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our intellectual property position and strategy;

•	our expectations relating to the use of proceeds from this offering;

•	our estimates regarding expenses, reimbursements, future revenues, capital requirements and needs for additional financing;

•	developments relating to our competitors and our industry; and

•	the impact of government laws and regulations.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make or enter into.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that the information contained therein has been obtained from sources believed to be reliable, although they do not guarantee the accuracy and completeness of such information.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the common stock in this offering will be approximately $             million, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $             million.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

As of June 30, 2016, we had cash and cash equivalents of $22.3 million. We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $ million to fund the portion of our planned VIS410 Phase 2b clinical trial in hospitalized patients diagnosed with influenza A that will not be funded or reimbursed under our contract with the U.S. Biomedical Advanced Research and Development Authority, or BARDA;

•	approximately $ million to fund research, preclinical development, investigational new drug application, or IND, -enabling studies, process development and manufacturing and to initiate Phase 1 clinical trials for VIS649 for the treatment of IgA nephropathy;

•	approximately $ million to fund continued research activities and preclinical development of our current early-stage programs, VIS-ZKV, VIS-FLX, VIS-PSU, VIS-RSV, VIS-FNG and VIS-NAV; and

•	the remainder to fund new and ongoing research activities, including the continued expansion of our Hierotope platform, and for working capital, debt service and other general corporate purposes, including funding the costs of operating as a public company.

We may also in the future determine to use a portion of the net proceeds from this offering to prepay our borrowings under our loan and security agreement with Pacific Western Bank (formerly Square 1 Bank) and Oxford Finance LLC, or the 2014 Loan Agreement, under which the principal amount outstanding totaled $6.8 million as of October 15, 2016. For additional information related to our outstanding debt, including the interest rate and maturity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—2014 Loan Agreement.”

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. For example, we currently expect that our development of VIS410 will be largely funded with amounts that we have received and will receive in the future from BARDA under a contract that provides for up to $214.0 million in funding for the development of VIS410 for the treatment of hospitalized patients with influenza A, including seasonal strains and potential pandemic strains, and patients at high risk of complications. However, $175.3 million of the potential funding under this contract is subject to determinations by BARDA that are in BARDA’s sole discretion. Also, the reimbursement and fee amounts set forth in our BARDA contract are based on estimates we have made that may prove wrong, and the funding we receive under the agreement may not be sufficient to cover our program costs. We intend to use third-party financing to fund our development of VIS513 and certain of our early-stage programs, and we will continue to explore additional partnering opportunities to advance the development of VIS513 for the treatment of Dengue, and certain of our other early-stage programs, on a global basis. Accordingly, we cannot be certain that we will receive this funding or that such funding will be sufficient, and we may elect to use the net proceeds from this offering differently than we currently expect.

The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our clinical development, the status of and results from clinical trials, any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents described above, together with payments under the BARDA contract, we estimate that such funds will be sufficient to enable us to fund             and to fund our operating expenses, debt service and capital expenditure requirements through at least the next         months.

Pending use of the proceeds as described above, we intend to invest the proceeds in a variety of capital preservation instruments, including short-term, interest-bearing, investment-grade securities and U.S. government securities.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock since our incorporation. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay any cash dividends to the holders of our common stock in the foreseeable future. In addition, our ability to pay dividends on our common stock is prohibited by the covenants of our 2014 Loan Agreement and may also be restricted by the terms of any future indebtedness we may incur. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on then-existing conditions, including our results of operations, financial condition, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2016:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 78,469,533 shares of our common stock upon the closing of this offering;

•	all outstanding warrants to purchase shares of our preferred stock and units of preferred stock and common stock becoming warrants to purchase shares of our common stock upon the closing of this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation; and

•	on a pro forma as adjusted basis to give further effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the following table in conjunction with our consolidated financial statements and the related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of June 30, 2016
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$22,275	$22,275	$

Warrant liability	$1,037	$593	$
Notes payable, net of discount, including current portion	7,733	7,733
Convertible preferred stock (Seed and Series A, B and C), $0.01 par value; 88,195,998 shares authorized, 78,469,533 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	89,266	—
Stockholders’ equity (deficit):
Preferred stock, $0.01 par value; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value; 126,000,000 shares authorized, 19,247,405 shares issued and 18,547,405 shares outstanding, actual; 145,000,000 shares authorized, 97,716,938 shares issued and 97,016,938 shares outstanding, pro forma; 145,000,000 shares authorized, shares issued and shares outstanding, pro forma as adjusted	2	10
Additional paid-in capital	7,020	96,722
Treasury stock, at par; 700,000 shares, actual, pro forma and pro forma as adjusted	—	—
Accumulated deficit	(85,052)	(85,052)

Total stockholders’ equity (deficit)	(78,030)	11,680

Total capitalization	$20,006	$20,006	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total stockholders’ equity and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total stockholders’ equity and total capitalization by $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

The table above does not include:

•	3,367,780 shares of common stock issuable following the closing of this offering upon exercise of warrants outstanding as of June 30, 2016, at a weighted average exercise price of $1.66 per share, including 487,500 shares of common stock issuable upon the exercise of warrants to purchase preferred stock and units of preferred stock and common stock that will become warrants to purchase common stock upon the closing of this offering;

•	up to 1,310,343 shares of common stock that may be issuable following the closing of this offering upon exercise of warrants to purchase common stock, at an exercise price of $0.01 per share, that may be issued to the purchasers of our Series C convertible preferred stock if a specified financing milestone is not achieved by February 28, 2017;

•	10,267,303 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2016, at a weighted average exercise price of $0.43 per share;

•	636,346 shares of common stock reserved and available as of June 30, 2016 for future issuance under our 2008 stock incentive plan, as amended; and

•	additional shares of common stock that will be available for future issuance, as of the closing of this offering, under our 2017 stock incentive plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of June 30, 2016 was $(78.0) million, or $(4.21) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and preferred stock, which is not included within our stockholders’ equity (deficit). Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the 18,547,405 shares of our common stock outstanding as of June 30, 2016.

Our pro forma net tangible book value as of June 30, 2016 was $11.7 million, or $0.12 per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to:

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 78,469,533 shares of our common stock upon the closing of this offering; and

•	all outstanding warrants to purchase shares of our preferred stock and units of preferred stock and common stock becoming warrants to purchase shares of our common stock upon the closing of this offering.

Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2016, after giving effect to the automatic conversion of all outstanding shares of preferred stock upon the closing of this offering.

After giving further effect to our issuance and sale of             shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2016 would have been $             million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $             to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $             to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2016	$(4.21)
Increase per share attributable to the pro forma adjustments described above	4.33

Pro forma net tangible book value per share as of June 30, 2016	0.12
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing common stock in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $             per share and the dilution to new investors purchasing common stock in this offering by $             per share, assuming that the number of shares

offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discount and commissions. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value after this offering by $             per share and decrease the dilution to new investors purchasing common stock in this offering by $             per share, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions. A decrease of 1,000,000 shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value after this offering by $             per share and increase the dilution to new investors purchasing common stock in this offering by $             per share, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares of common stock in this offering in full, the pro forma as adjusted net tangible book value per share after this offering would be $             per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering would be $             per share, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If any shares are issued upon exercise of outstanding options or warrants, you will experience further dilution.

The following table summarizes, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount		Percent
Existing stockholders	97,016,938	%		$94,665,791	%		$0.98
New investors						$

Total		100.0%	$		100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $             million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by         percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by         percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $             million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by              percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by              percentage points, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by new investors purchasing common stock in this offering would be increased to         % of the total number of shares of common stock outstanding after this offering, and the number of shares held by existing stockholders would be reduced to         % of the total number of shares of common stock outstanding after this offering.

The table above does not include:

•	3,367,780 shares of common stock issuable following the closing of this offering upon exercise of warrants outstanding as of June 30, 2016, at a weighted average exercise price of $1.66 per share, including 487,500 shares of common stock issuable upon the exercise of warrants to purchase preferred stock and units of preferred stock and common stock that will become warrants to purchase common stock upon the closing of this offering;

•	up to 1,310,343 shares of common stock that may be issuable following the closing of this offering upon exercise of warrants to purchase common stock, at an exercise price of $0.01 per share, that may be issued to the purchasers of our Series C convertible preferred stock if a specified financing milestone is not achieved by February 28, 2017;

•	10,267,303 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2016, at a weighted average exercise price of $0.43 per share;

•	636,346 shares of common stock reserved and available as of June 30, 2016 for future issuance under our 2008 stock incentive plan, as amended; and

•	additional shares of common stock that will be available for future issuance, as of the closing of this offering, under our 2017 stock incentive plan.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the six months ended June 30, 2015 and 2016 and the consolidated balance sheet data as of June 30, 2016 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of results that may be expected in any future period, and our results for any interim period are not necessarily indicative of results that may be expected for any full year.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue:
Collaboration revenue	$—	$1,494	$—	$3,506
Government contract revenue	—	740	—	4,580

Total revenue	—	2,234	—	8,086

Operating expenses:
Research and development	9,881	20,410	7,962	11,628
General and administrative	4,041	8,733	2,593	3,359

Total operating expenses	13,922	29,143	10,555	14,987

Loss from operations	(13,922)	(26,909)	(10,555)	(6,901)

Other income (expense):
Interest income	2	55	31	10
Interest expense	(209)	(542)	(234)	(453)
Change in fair value of warrant liability	2	(204)	(61)	97

Total other expense, net	(205)	(691)	(264)	(346)

Loss from operations before provision for income taxes	(14,127)	(27,600)	(10,819)	(7,247)
Provision for income taxes	—	(542)	—	—

Net loss	(14,127)	(28,142)	(10,819)	(7,247)
Dividend of common stock to preferred stockholders	(1,080)	—	—	—

Net loss attributable to common stockholders	$(15,207)	$(28,142)	$(10,819)	$(7,247)

Net loss per share attributable to common stockholders—basic and diluted(1)	$(1.19)	$(1.53)	$(0.61)	$(0.35)

Weighted average common shares outstanding—basic and diluted(1)	12,823	18,429	17,882	20,927

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(1)		$(0.35)		$(0.09)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)(1)		80,967		83,641

(1)	See Note 13 to our consolidated financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders and on the calculation of pro forma basic and diluted net loss per share attributable to common stockholders.

	As of December 31,		As of June 30, 2016
	2014	2015
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$27,588	$11,159	$22,275
Working capital(1)	25,723	974	15,606
Total assets	28,760	16,027	29,411
Warrant liability	116	541	1,037
Notes payable, net of discount, including current portion	4,830	9,175	7,733
Convertible preferred stock	66,887	66,887	89,266
Total stockholders’ deficit	(44,745)	(71,213)	(78,030)

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by these forward-looking statements.

Overview

We are a clinical-stage biopharmaceutical company focused on applying our novel Hierotope™ platform to identify unique disease targets and to design and engineer precision antibody-based biological medicines for infectious and non-infectious diseases. We believe that our platform enables us to address the significant unmet need for effective therapies to prevent and treat infectious diseases caused by organisms that have a high degree of diversity among strains, frequent mutations and a high prevalence of treatment resistance. Our platform also enables us to design and engineer antibody-based biological product candidates for the treatment of non-infectious diseases that are not being adequately addressed with conventional treatment approaches. We believe our platform will enable the advancement of one product candidate each year to be ready for submission of an investigational new drug application, or IND.

Our first two product candidates are intended to be effective as a single-dose intravenous administration for the treatment of infectious diseases. Our first and most advanced product candidate, VIS410, is a monoclonal antibody, or mAb, that we are developing for the treatment of hospitalized patients with influenza A, regardless of the viral strain. In our randomized, placebo-controlled Phase 2a clinical trial in healthy subjects who were inoculated with a pandemic strain of the influenza A virus, which we refer to as our Phase 2a Challenge Study, a single dose of VIS410 administered 24 hours after viral inoculation led to a statistically significant reduction in the amount of virus detected in the nasal secretions of treated subjects as compared to control subjects. For VIS410, we plan to initiate a global Phase 2a clinical trial in ambulatory patients diagnosed with influenza A by the end of 2016 and a global Phase 2b clinical trial in hospitalized patients diagnosed with influenza A in the first half of 2017. We have been awarded a contract from the U.S. Biomedical Advanced Research and Development Authority, or BARDA, an agency of the U.S. government’s Department of Health and Human Services, that includes a forty-month base period with committed funding of $38.6 million for the development of VIS410 and options that, if exercised in full by BARDA, would extend the contract to sixty months and increase the total funding for the development of VIS410 to $214.0 million.

Our second product candidate, VIS513, is a mAb for the treatment of Dengue. The development of VIS513 is being advanced through our strategic relationship with the Serum Institute of India Private Limited, or SIIPL, in select territories. Under our collaboration, we expect SIIPL will initiate Phase 1 clinical trials of VIS513 by the end of 2017. Our third product candidate, VIS649, which is our first non-infectious disease product candidate, is a mAb against an endogenous target, which is a target produced or synthesized within the body. We are developing VIS649 as a treatment for Immunoglobulin A nephropathy, or IgAN, a kidney disease for which currently there is no specifically approved therapy. We expect to initiate Phase 1 clinical trials of VIS649 in 2018.

Our initial focus is on the prevention and treatment of acute infectious diseases with limited or suboptimal treatment options. Our antibody-based biological product candidates have the potential to provide broad coverage across viral strains, including mutated strains and strains that have recently emerged. We believe that our acute infectious disease product candidates could be effective, as a single-dose administration, even when administered several days after onset of illness, will be refractory to the emergence of resistance and will have favorable safety profiles because they are directed against targets that are not normally found in human cells. Further, we expect that, similar to most other development programs of product candidates targeting acute infectious diseases, our acute infectious disease development programs will benefit from the availability of highly predictive animal models and reliable point-of-care and rapid diagnostics, and will include short-duration clinical trials with rapid efficacy read-outs and a smaller number of required patients, compared to clinical development programs for chronic conditions.

In the case of non-infectious diseases, we believe our Hierotope platform enables the engineering of antibodies directed against epitopes on endogenous targets that are difficult to address by traditional techniques. For the development of our first non-infectious disease product candidate VIS649, we expect that we will be able to conduct Phase 1 clinical trials in patients with IgAN, which could provide early evidence of efficacy and safety. In addition, we plan to seek orphan drug designation for VIS649 for the treatment of IgAN from the U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA. The FDA and EMA may designate drugs for relatively small patient populations as orphan drugs. The orphan drug that is approved first for a particular condition will receive a period of market exclusivity barring the FDA or EMA from approving the same product for the same condition for a multi-year period. Because most of our product candidates are intended for use in hospital or specialty care settings, if we obtain regulatory approval, we expect to market our products, or have them marketed by a strategic partner, through a targeted hospital and/or specialty care sales force.

Since our inception in December 2007, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, acquiring and developing product candidate and technology rights, and conducting discovery, research and development activities for our product candidates and early-stage programs. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of preferred stock, convertible debt financings, borrowings under two loan and security agreements, payments received under collaboration agreements with third parties and payments received under a government contract. Through June 30, 2016, we had received net proceeds of $93.9 million from our sales of preferred stock (including proceeds from convertible debt, which converted into preferred stock), $13.0 million from borrowings under the loan and security agreements, $4.5 million, net of withholding tax, under our collaboration with SIIPL and $2.3 million under our government contract with BARDA.

Since our inception, we have incurred significant operating losses. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our current product candidates and programs. Our net loss was $14.1 million and $28.1 million for the years ended December 31, 2014 and 2015, respectively, and $10.8 million and $7.2 million for the six months ended June 30, 2015 and 2016, respectively. As of June 30, 2016, we had an accumulated deficit of $85.1 million. We expect to continue to incur significant expenses for at least the next several years.

We expect our expenses and capital requirements will increase substantially in connection with our ongoing activities if and as we:

•	pursue the clinical development of our most advanced antibody-based biological product candidates;

•	leverage our Hierotope platform to advance other infectious and non-infectious disease product candidates into preclinical and clinical development;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;

•	hire additional clinical, quality control and scientific personnel;

•	expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

•	maintain, expand and protect our intellectual property portfolio; and

•	acquire or in-license other product candidates and technologies.

We will not generate revenue from product sales unless and until we or our collaborators successfully complete clinical development and obtain regulatory approval for our current and future product candidates. If we obtain regulatory approval for any of our product candidates that we plan to commercialize, we will incur significant expenses related to commercialization, including developing our internal commercialization capability to support product sales, marketing and distribution. Further, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including collaborations with other companies or other strategic transactions and funding under government contracts. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of June 30, 2016, we had cash and cash equivalents of $22.3 million. We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund the portion of our planned VIS410 Phase 2b clinical trial in hospitalized patients diagnosed with influenza A that will not be funded or reimbursed under our government contract with BARDA; to fund research, preclinical development, IND-enabling studies, process development and manufacturing and to initiate Phase 1 clinical trials of our product candidate VIS649 for the treatment of IgAN; to fund continued research activities and preclinical development of our current early-stage programs, VIS-ZKV, VIS-FLX, VIS-PSU, VIS-RSV, VIS-FNG and VIS-NAV; to fund new and ongoing research activities, including the continued expansion of our Hierotope platform; and for working capital, debt service and other general corporate purposes, including funding the costs of operating as a public company. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents as of June 30, 2016 and payments under the BARDA contract, will enable us to fund our operating expenses, debt service and capital expenditure requirements through at least the next         months. See “—Liquidity and Capital Resources.”

We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. For example, we currently expect that our development of VIS410 will be largely funded with amounts that we receive from BARDA under a contract that provides for up to $214.0 million in funding for the development of VIS410 for the treatment of hospitalized patients with influenza A, including seasonal strains and potential pandemic strains, and patients at high risk of complications. However, $175.3 million of the potential funding under this contract is subject to determinations by BARDA that are in BARDA’s sole discretion. Also, the reimbursement and fee amounts set forth in our BARDA contract are based on estimates we have made that may prove wrong, and the funding we receive under the agreement may not be sufficient to cover our program costs. We intend to use third-party financing to fund our development of VIS513 and certain of our early-stage programs, and we will continue to explore additional partnering opportunities to advance the development of VIS513 for the treatment of Dengue, and certain of our other early-

stage programs, on a global basis. Accordingly, we cannot be certain that we will receive this funding or that such funding will be sufficient, and we may utilize our available capital resources sooner than we expect.

Components of our Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval or additional license or collaboration agreements with third parties, we may generate revenue in the future from a combination of product sales or payments from additional collaboration or license agreements that we may enter into with third parties. We expect that our revenue for the next several years will be derived primarily from payments under our agreements entered into during the year ended December 31, 2015 with SIIPL and BARDA as well as any additional collaborations or government contracts that we may enter into in the future. We cannot provide assurance as to the timing of future milestone or royalty payments or that we will receive any of these payments at all.

Our revenue during the year ended December 31, 2015 and the six months ended June 30, 2016 was derived from our collaboration agreement with SIIPL and our government contract with BARDA. We did not recognize any revenue during the year ended December 31, 2014.

Collaboration Agreement with SIIPL

In August 2015, we entered into a license and collaboration agreement with SIIPL under which we granted to SIIPL the right to develop, manufacture and commercialize VIS513 for the treatment of Dengue in India, Pakistan, Bangladesh, Nepal, Bhutan, Maldives and Sri Lanka, territories which we refer to as the Indian subcontinent. The agreement will remain in effect, on a country-by-country basis, until the latest of the expiration of the last-to-expire licensed patent in such country, the end of regulatory exclusivity in such country and the tenth anniversary after the first commercial sale of VIS513 in such country. In connection with entry into the agreement, SIIPL paid us a one-time, non-refundable and non-creditable upfront fee of $5.0 million, of which $4.5 million was received by us, net of withholding tax. We are also eligible to receive up to $34.0 million in development milestone payments and, if approved, commercial milestone payments and double-digit royalties below 20% of net sales of VIS513 in the Indian subcontinent.

The $5.0 million one-time, upfront fee received from SIIPL was recognized as revenue on a straight-line basis over the estimated period of performance of our obligation to deliver a license and research plan under the agreement, which commenced in October 2015 and concluded in June 2016. Accordingly, during the year ended December 31, 2015 and the six months ended June 30, 2016, we recognized revenue of $1.5 million and $3.5 million, respectively, under the SIIPL agreement. As of December 31, 2015 and June 30, 2016, deferred revenue under the SIIPL agreement totaled $3.5 million and $0, respectively. We have determined that the specified milestones in the contract are not substantive. As a result, once our performance obligations under the license and research plan are complete, we will recognize revenue for any milestone payments upon the achievement of any such milestones.

BARDA Contract

In September 2015, we were awarded a contract by BARDA that includes a forty-month base period with committed funding of $29.1 million for the development of VIS410 and options that, if exercised in full by BARDA, would extend the contract to sixty months and increase the total funding to $204.5 million. In September 2016, we were awarded a contract modification by BARDA that increased committed funding by $9.5 million to the base period of the contract. The modification increased the committed funds for the contract to $38.6 million and the total potential funding to $214.0 million. The funding is for the development of VIS410 for the treatment of hospitalized patients with influenza A, including seasonal strains and potential pandemic strains, and patients at high risk of complications. The agreement is a cost-plus-fixed-fee development contract, with a base performance segment valued at approximately $38.6 million, and six option work segments, valued at approximately $175.3 million in total, that BARDA may pursue in its sole discretion. Five of the option work segments are cost-plus-fixed-fee arrangements, while one option is a fixed-price arrangement for which we would be responsible for the costs associated with that work segment and BARDA would provide a designated portion of the costs upon provision of the specific data from the work segment. The estimated period of performance for the base performance segment is September 30, 2015 through January 31, 2019. Each of the six option work segments are exercisable by BARDA upon the completion of agreed-upon milestones and deliverables and have overlapping period-of-performance start dates. If BARDA pursues all of its options under the contract, the contract could be extended until September 14, 2020. If BARDA exercises all of its options under the terms of the contract, we expect BARDA will reimburse us for a large portion of the development costs for VIS410 for the treatment of influenza A. Under our contract with BARDA, we retain the commercial rights to VIS410, but have granted to the U.S. government a nonexclusive, worldwide, royalty-free license to practice or have practiced any patent on an invention that is conceived or first reduced to practice under the contract.

During the year ended December 31, 2015 and the six months ended June 30, 2016, we recognized revenue of $0.7 million and $4.6 million, respectively, under the BARDA contract. As of December 31, 2015 and June 30, 2016, there were no amounts recorded as deferred revenue under the BARDA contract. Reimbursable costs under the BARDA contract, including the fixed-fee margin, will be recognized as revenue in the period the reimbursable costs are incurred by us and become billable. Revenue earned in advance of our billings to BARDA will be recorded as unbilled receivables in the consolidated balance sheet. As of December 31, 2015 and June 30, 2016, unbilled receivables from BARDA totaled $0.7 million and $3.0 million, respectively.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the discovery and development of our product candidates, which include:

•	employee-related expenses, including salaries, related benefits, travel and stock-based compensation expense for employees engaged in research and development functions;

•	third-party contract costs relating to research and manufacturing, preclinical studies and clinical trial activities;

•	consultant fees paid to third parties;

•	costs related to compliance with regulatory requirements;

•	facilities costs, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance, lab consumables and supplies; and

•	payments made under third-party licensing agreements.

In April 2015, we entered into a research and collaboration agreement with the Agency for Science, Technology and Research, or A*STAR. The agreement entitled us to be reimbursed for certain manufacturing costs and other costs that we incurred for their research and development activities. We recorded research and development expenses net of reimbursements paid or due to us by A*STAR because we concluded that we had a vendor relationship with A*STAR, as A*STAR was the principal conducting the research and development activities. In September 2016, A*STAR notified us that it is terminating the agreement, without cause, effective November 29, 2016. Per the agreement, A*STAR is required to pay us in full for all of our reasonable costs and expenses incurred as of the termination date, including all non-cancellable expenses and any early termination penalties. During the year ended December 31, 2015 and the six months ended June 30, 2016, reimbursements by A*STAR of research and development expenses of $2.7 million and $2.1 million, respectively, were recorded as a reduction of our research and development expenses.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.

Our direct research and development expenses are tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants, contract research organizations, or CROs, contract manufacturing organizations, or CMOs, and central laboratories in connection with our preclinical development, process development, manufacturing and clinical development activities. Our direct research and development expenses by program also include license fee, milestone and royalty payments that we have incurred. We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to conduct our research and discovery as well as for managing our preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, we do not track their costs by program.

The table below summarizes our research and development expenses incurred by program:

	Year Ended		Six Months Ended
	December 31,		June 30,
	2014	2015	2015	2016
	(in thousands)
VIS410	$2,623	$10,768	$3,712	$5,781
VIS513	208	598	104	47
Research and discovery and unallocated costs	7,050	9,044	4,146	5,800

Total research and development expenses	$9,881	$20,410	$7,962	$11,628

We selected VIS649 as a product candidate during the first half of 2016. However, we incurred no significant direct expenses related to VIS649 during the six months ended June 30, 2016.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase in the foreseeable future as we pursue later stages of clinical development of our product candidates and accelerate the advancement of our early-stage programs. In particular, by the end of 2016, we plan to initiate a global Phase 2a clinical trial of VIS410 in approximately 150 ambulatory patients diagnosed with influenza A; in the first half of 2017, we plan to initiate a global Phase 2b clinical trial of VIS410 in approximately 400 hospitalized patients diagnosed with influenza A; and in the second half of 2016, we initiated preclinical studies of and related activities for VIS649.

We cannot determine with certainty the duration and costs of the current or future clinical trials of our product candidates or if, when, or to what extent we will generate revenue from the commercialization and sale of any of our product candidates for which we obtain marketing approval. We may never succeed in obtaining marketing approval for any of our product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress, expense and results of our planned VIS410 Phase 2a clinical trial in ambulatory patients and VIS410 Phase 2b clinical trial in hospitalized patients, as well as of any additional clinical trials of VIS410 or other product candidates and other research and development activities that we may conduct;

•	uncertainties in clinical trial design and enrollment rates;

•	significant and changing government regulation and regulatory guidance;

•	the timing and receipt of any marketing approvals; and

•	the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

Any changes in the outcome of any of these variables with respect to the development of our product candidates could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, related benefits, travel and stock-based compensation expense for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, patent, consulting, accounting and audit services.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company.

Other Income (Expense)

Interest Income

Interest income consists of interest earned on our cash, cash equivalents and repurchase agreements. Our interest income has not been significant due to low interest earned on invested balances.

Interest Expense

Interest expense consists of interest expense on outstanding borrowings under our former loan and security agreement entered into in February 2011 and terminated in September 2014 and our existing loan and security agreement entered into in September 2014 at the stated interest rates as well as the amortization of the debt discounts relating to these credit facilities.

Change in Fair Value of Warrant Liability

We have issued warrants for the purchase of our convertible preferred stock and warrants for the purchase of a unit of our convertible preferred stock and common stock that we believe are financial instruments that may require a transfer of assets because of the redemption feature of the underlying stock. In addition, we have issued to the purchasers of our Series C convertible preferred stock a right to contingently acquire warrants to purchase common stock if we do not achieve a specified financing milestone by February 28, 2017. The right meets the definition of a derivative financial instrument that is not indexed to our own stock. Therefore, we have classified all of these instruments as a warrant liability in our consolidated balance sheet that we remeasure to fair value at each reporting period, and we record the changes in the fair value as a component of other income (expense), net.

Upon the closing of this offering, the preferred stock warrants will become exercisable for common stock instead of preferred stock, and the remeasured fair value of the portion of the warrant liability relating to the warrants for the purchase of our convertible preferred stock and warrants to purchase a unit of our convertible preferred stock and common stock at that time will be reclassified to additional paid-in capital. The portion of the warrant liability related to the right to contingently acquire warrants to purchase common stock will continue to be adjusted for changes in fair value until the issuance of the warrants or upon cancellation of the right if the financing milestone is not achieved.

Income Taxes

During the year ended December 31, 2015, we recorded an income tax provision of $0.5 million due to a royalty-based withholding tax paid in India related to the upfront payment we received from SIIPL.

Since our inception, we have not recorded any U.S. federal or state income tax benefits for the net losses we have incurred in each year or for our earned research and development tax credits, as we believe, based upon the weight of available evidence, that it is more likely than not that all of the net operating loss carryforwards and tax credits will not be realized. As of December 31, 2015, we had federal and state net operating loss carryforwards of $29.3 million and $27.3 million, respectively, which begin to expire in 2028 and 2030, respectively. As of December 31, 2015, we also had federal and state research and development tax credit carryforwards of $2.0 million and $1.0 million, respectively, which begin to expire in 2028 and 2025, respectively.

Utilization of the net operating loss carryforwards and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards and tax credits before their utilization. We have not performed an analysis to determine the annual limitation, if any, of our net operating loss carryforwards and tax credit carryforwards.

Results of Operations

Comparison of the Six Months Ended June 30, 2015 and 2016

	Six Months Ended June 30,
	2015	2016	Change
	(in thousands)
Revenue:
Collaboration revenue	$—	$3,506	$3,506
Government contract revenue	—	4,580	4,580

Total revenue	—	8,086	8,086

Operating expenses:
Research and development	7,962	11,628	3,666
General and administrative	2,593	3,359	766

Total operating expenses	10,555	14,987	4,432

Loss from operations	(10,555)	(6,901)	3,654

Other income (expense):
Interest income	31	10	(21)
Interest expense	(234)	(453)	(219)
Change in fair value of warrant liability	(61)	97	158

Total other expense, net	(264)	(346)	(82)

Loss from operations before provision for income taxes	(10,819)	(7,247)	3,572
Provision for income taxes	—	—	—

Net loss	$(10,819)	$(7,247)	$3,572

Revenue

We recognized no revenue for the six months ended June 30, 2015, compared to $8.1 million of revenue for the six months ended June 30, 2016. Revenue for the six months ended June 30, 2016 resulted from the recognition of $4.6 million of revenue under the BARDA contract from cost-plus-fixed-fee reimbursements for development activities as well as the recognition of $3.5 million of revenue under our collaboration with SIIPL. Revenue recognized under the SIIPL agreement for this period resulted from a $5.0 million upfront fee received in September 2015 that was recognized as revenue on a straight-line basis over the estimated period of performance of our obligation to deliver a license and research plan under the agreement, which commenced in October 2015 and concluded in June 2016.

Research and Development Expenses

	Six Months Ended June 30,
	2015	2016	Change
	(in thousands)
Direct research and development expenses by program:
VIS410	$3,712	$5,781	$2,069
VIS513	304	2,137	1,833
VIS513 costs reimbursed by A*STAR	(200)	(2,090)	(1,890)
Research and discovery and unallocated costs:
Personnel related (including stock-based compensation)	2,440	3,448	1,008
Facility related	565	728	163
Services	497	755	258
Lab consumables and other	644	869	225

Total research and development expenses	$7,962	$11,628	$3,666

Research and development expenses were $8.0 million for the six months ended June 30, 2015, compared to $11.6 million for the six months ended June 30, 2016. The increase of $3.7 million was due to an increase of $2.1 million in VIS410-related expenses and an increase of $1.7 million in research and discovery and unallocated costs, both partially offset by a decrease of $0.1 million in net VIS513-related expenses.

Expenses related to our VIS410 program increased as a result of process development and manufacturing activities and as we advanced our clinical development through an additional Phase 1 clinical trial to further evaluate the optimal pre-treatment regimen to be used with VIS410 administration and prepared to initiate our Phase 2a clinical trial of VIS410 in ambulatory patients diagnosed with influenza A, which is expected to commence by the end of 2016.

Gross expenses related to our VIS513 program totaled $0.3 million and $2.1 million during the six months ended June 30, 2015 and 2016, respectively, of which $0.2 million and $2.1 million, respectively, were reimbursable to us under our former research and collaboration agreement with A*STAR, resulting in net VIS513-related expenses of $0.1 million during the six months ended June 30, 2015 and $47,000 during the six months ended June 30, 2016.

Research and discovery and unallocated costs were $4.1 million for the six months ended June 30, 2015, compared to $5.8 million for the six months ended June 30, 2016. The $1.7 million increase was primarily due to an increase of $1.0 million in personnel-related expenses (including stock-based compensation expense) as a result of hiring six additional employees during the six months ended June 30, 2016 as well as an increase of $0.3 million in external services not directly attributable to our product candidates, an increase of $0.2 million in facility-related costs and an increase of $0.2 million in lab consumables and other expenses, all of which increased due to the hiring of additional employees and the expansion in the number of early-stage infectious and non-infectious disease programs.

General and Administrative Expenses

General and administrative expenses were $2.6 million for the six months ended June 30, 2015, compared to $3.4 million for the six months ended June 30, 2016. The increase of $0.8 million was primarily due to increases of $0.4 million in personnel-related costs (including stock-based compensation), $0.1 million in legal costs, $0.1 million in facility-related costs and $0.1 million in professional fees, consultant fees and insurance costs. Personnel-related costs for the six months ended June 30, 2015 and 2016 included stock-based compensation expense of $0.3 million in each period. The increase in personnel-related costs was due to the hiring of additional personnel in our general and administrative functions. Legal costs, professional fees, consultant fees and insurance costs increased due to ongoing business operations.

Other Expense, Net

Other expense, net was $0.3 million for the six months ended June 30, 2015, compared to $0.3 million for the six months ended June 30, 2016. Other expense, net remained relatively unchanged as a result of an increase in interest expense of $0.2 million due to an increase in outstanding borrowings under our loan and security agreement with Oxford Finance LLC and Pacific Western Bank (formerly Square 1 Bank), or the 2014 Loan Agreement, offset by an increase in other income of $0.2 million that was recorded for the change in fair value of the warrant liability.

Comparison of the Years Ended December 31, 2014 and 2015

	Year Ended December 31,
	2014	2015	Change
	(in thousands)
Revenue:
Collaboration revenue	$—	$1,494	$1,494
Government contract revenue	—	740	740

Total revenue	—	2,234	2,234

Operating expenses:
Research and development	9,881	20,410	10,529
General and administrative	4,041	8,733	4,692

Total operating expenses	13,922	29,143	15,221

Loss from operations	(13,922)	(26,909)	(12,987)

Other income (expense):
Interest income	2	55	53
Interest expense	(209)	(542)	(333)
Change in fair value of warrant liability	2	(204)	(206)

Total other expense, net	(205)	(691)	(486)

Loss from operations before provision for income taxes	(14,127)	(27,600)	(13,473)
Provision for income taxes	—	(542)	(542)

Net loss	$(14,127)	$(28,142)	$(14,015)

Revenue

We recognized no revenue for the year ended December 31, 2014, compared to $2.2 million of revenue for the year ended December 31, 2015. Revenue for the year ended December 31, 2015 resulted from the recognition of $0.7 million of revenue under the BARDA contract from cost-plus-fixed-fee reimbursements for development activities as well as the recognition of $1.5 million of revenue under our collaboration with SIIPL. Revenue recognized under the SIIPL agreement for this period resulted from a $5.0 million upfront fee received in September 2015 that was recognized as revenue on a straight-line basis over the estimated period of performance of our obligation to deliver a license and research plan under the agreement, which commenced in October 2015 and concluded in June 2016.

Research and Development Expenses

	Year Ended December 31,
	2014	2015	Change
	(in thousands)
Direct research and development expenses by program:
VIS410	$2,623	$10,768	$8,145
VIS513	208	3,337	3,129
VIS513 costs reimbursed by A*STAR	—	(2,739)	(2,739)
Research and discovery and unallocated costs:
Personnel related (including stock-based compensation)	4,607	5,342	735
Facility related	1,059	1,219	160
Services	601	1,044	443
Lab consumables and other	783	1,439	656

Total research and development expenses	$9,881	$20,410	$10,529

Research and development expenses were $9.9 million for the year ended December 31, 2014, compared to $20.4 million for the year ended December 31, 2015. The increase of $10.5 million was due to an increase of $8.1 million in VIS410-related expenses, an increase of $0.4 million in net VIS513-related expenses and an increase of $2.0 million in research and discovery and unallocated costs. Expenses related to our VIS410 program increased as we advanced our preclinical studies and clinical development. During the year ended December 31, 2015, we completed a Phase 1 clinical trial and our Phase 2a Challenge Study and we transferred the manufacturing technology utilized at our prior CMO to a new CMO and started large-scale manufacturing to provide adequate supply of VIS410 for subsequent clinical trials. During the year ended December 31, 2014, we, in conjunction with our CMO at the time, completed a manufacturing run and related activities to provide adequate supply of VIS410 for our Phase 2a Challenge Study, which we initiated in the second quarter of 2015.

Gross expenses related to our VIS513 program totaled $3.3 million during the year ended December 31, 2015, of which $2.7 million was reimbursable to us under our former research and collaboration agreement with A*STAR, which was entered into in April 2015, resulting in net VIS513-related expenses of $0.6 million during the year ended December 31, 2015. Expenses related to our VIS513 program were $0.2 million during the year ended December 31, 2014. The $0.4 million increase in net VIS513-related expenses was due to a $0.4 million expense recorded for a sublicense fee owed to the Massachusetts Institute of Technology, or MIT, based on the upfront payment we received from SIIPL in September 2015.

Research and discovery and unallocated costs were $7.0 million for the year ended December 31, 2014, compared to $9.0 million for the year ended December 31, 2015. The increase of $2.0 million was primarily due to an increase of $0.7 million in personnel-related expenses (including stock-based compensation expense) as a result of hiring nine additional employees during the year ended December 31, 2015 as well as an increase of $0.7 million in lab consumables and other expenses, an increase of $0.4 million in external services not directly attributable to our product candidates and an increase of $0.2 million in facility-related costs, all of which increased due to the hiring of additional employees and the expansion in the number of early-stage infectious and non-infectious disease programs.

General and Administrative Expenses

General and administrative expenses were $4.0 million for the year ended December 31, 2014, compared to $8.7 million for the year ended December 31, 2015. The increase of $4.7 million was primarily due to an increase of $1.5 million in personnel-related costs (including stock-based compensation). Personnel-related costs in the years ended December 31, 2014 and 2015 included stock-based compensation expense of $0.3 million and $0.8 million, respectively. The increase in stock-based compensation was principally due to $0.2 million of expense recognized for the time-based vesting portion of a stock option award to our Chief Executive Officer that was modified in April 2015 and $0.3 million of expense recognized in September 2015 in connection with a performance-based option granted to our Chief Executive Officer in July 2015. Personnel-related costs also increased by $0.5 million due to a bonus paid to our Chief Executive Officer related to the signing of the BARDA contract as well as the hiring of four additional employees during the year ended December 31, 2015. In addition, legal costs increased by $1.5 million, other professional fees and insurance costs increased by $1.4 million and facility-related expenses increased $0.2 million as a result of ongoing business operations and the write-off of prior offering costs capitalized in 2015 in connection with a proposed initial public offering of our common stock due to our board of directors’ determination to postpone the offering. These increases were partially offset by a decrease of $0.2 million in consultant fees related to financial operations.

Other Expense, Net

Other expense, net was $0.2 million for the year ended December 31, 2014, compared to $0.7 million for the year ended December 31, 2015. The increase of $0.5 million was primarily due to an increase in interest expense of $0.3 million due to an increase in outstanding borrowings under our 2014 Loan Agreement and an increase of $0.2 million recorded for the change in fair value of the warrant liability.

Provision for Income Taxes

We recorded a provision for income taxes of $0.5 million for the year ended December 31, 2015, which was due to a royalty-based withholding tax paid in India related to the upfront payment we received from SIIPL.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses. We have not yet commercialized any of our product candidates, which are in various phases of preclinical and clinical development, and we do not expect to generate revenue from sales of any product for several years, if at all. We have funded our operations to date primarily with proceeds from the sale of preferred stock, convertible debt financings, borrowings under two loan and security agreements, payments received under collaboration agreements with third parties and payments received under a government contract. Through June 30, 2016, we had received net proceeds of $93.9 million from our sales of preferred stock (including proceeds from convertible debt, which converted into preferred stock), $13.0 million from borrowings under the loan and security agreements, $4.5 million, net of withholding tax, under our collaboration with SIIPL and $2.3 million under our government contract with BARDA. As of June 30, 2016, we had cash and cash equivalents of $22.3 million.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended		Six Months Ended
	December 31,		June 30,
	2014	2015	2015	2016
	(in thousands)
Cash used in operating activities	$(13,902)	$(20,940)	$(9,357)	$(10,223)
Cash used in investing activities	(256)	(832)	(14,281)	(51)
Cash provided by financing activities	33,502	5,343	1	21,390

Net increase (decrease) in cash and cash equivalents	$19,344	$(16,429)	$(23,637)	$11,116

Operating Activities

During the six months ended June 30, 2016, operating activities used $10.2 million of cash, resulting from our net loss of $7.2 million and cash used by changes in our operating assets and liabilities of $3.6 million, partially offset by non-cash charges of $0.6 million. Net cash used by changes in our operating assets and liabilities for the six months ended June 30, 2016 consisted of a $3.5 million decrease in deferred revenue due to the recognition of the remaining SIIPL upfront payment, a $2.2 million decrease in accrued expenses and other liabilities due to the timing of vendor invoicing, a $1.6 million increase in unbilled receivables in connection with the A*STAR agreement and the BARDA contract, and a $0.8 million increase in other receivables from A*STAR due to increased activities under the A*STAR agreement. These changes were partially offset by a $4.6 million increase in accounts payable due to our increased level of operating activities and the timing of vendor invoicing and payments and a $0.1 million decrease in accounts receivable from BARDA.

During the six months ended June 30, 2015, operating activities used $9.4 million of cash, resulting from our net loss of $10.8 million, partially offset by cash provided by changes in our operating assets and liabilities of $0.9 million and by non-cash charges of $0.6 million. Net cash provided by changes in our operating assets and liabilities for the six months ended June 30, 2015 consisted of a $1.1 million increase in accounts payable and a $0.8 million increase in accrued expenses and other liabilities, both due to our increased level of operating activities and the timing of vendor invoicing and payments. These changes were partially offset by a $0.9 million increase in prepaid expenses and other assets, primarily due to prepayments of third-party program-related expenses, and a $0.2 million increase in other receivables from A*STAR.

During the year ended December 31, 2015, operating activities used $20.9 million of cash, primarily resulting from our net loss of $28.1 million, partially offset by cash provided by changes in our operating assets and liabilities of $5.6 million and by non-cash charges of $1.6 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2015 consisted of a $3.5 million increase in deferred revenue due to the receipt of the SIIPL upfront payment, a $4.4 million increase in accrued expenses and other liabilities and $1.1 million increase in accounts payable. The increases in accrued expenses and other liabilities and accounts payable were due to our increased level of operating activities and the timing of vendor invoicing and payments. These changes were partially offset by a $1.9 million increase in unbilled receivables in connection with the A*STAR agreement and the BARDA contract, a $1.2 million increase in other receivables from A*STAR, a $0.3 million increase in prepaid expenses and other assets, primarily due to prepayments of third-party program-related expenses, and a $0.1 million increase in accounts receivable from BARDA. The net increases in unbilled receivables, other receivables and accounts receivable was due to increased activities under the A*STAR agreement and the BARDA contract.

During the year ended December 31, 2014, operating activities used $13.9 million of cash, primarily resulting from our net loss of $14.1 million and cash used by changes in our operating assets and liabilities of $0.4 million, partially offset by non-cash charges of $0.7 million. Net cash used by changes in our operating assets and liabilities for the year ended December 31, 2014 consisted of a $0.9 million decrease in accounts payable, partially offset by a $0.2 million increase in accrued expenses and other liabilities and a $0.2 million decrease in prepaid expenses and other assets. The increase in accrued expenses and other liabilities and the decrease in accounts payable were due to the timing of vendor invoicing and payments, with the increase in accrued expenses also being partially offset by payments of previously accrued severance.

Investing Activities

During the six months ended June 30, 2016, we used $0.1 million of cash in investing activities, consisting of purchases of property and equipment.

During the six months ended June 30, 2015, we used $14.3 million of cash in investing activities, consisting of purchases of repurchase agreements of $14.0 million and purchases of property and equipment of $0.3 million.

During the years ended December 31, 2015 and 2014, we used $0.8 million and $0.3 million, respectively, of cash in investing activities, consisting primarily of purchases of property and equipment.

Financing Activities

During the six months ended June 30, 2016, net cash provided by financing activities was $21.4 million, consisting primarily of net proceeds from our issuance of Series C convertible preferred stock of $23.0 million, partially offset by $1.6 million of principal repayments of debt outstanding under the 2014 Loan Agreement.

During the six months ended June 30, 2015, we received a nominal amount of proceeds from issuances of common stock upon the exercise of stock options.

During the year ended December 31, 2015, net cash provided by financing activities was $5.3 million, consisting of net proceeds from borrowings under the 2014 Loan Agreement of $5.0 million, proceeds from issuances of common stock upon the exercise of stock options of $0.7 million and the collection of a $0.2 million loan from an employee, partially offset by $0.6 million of principal repayments of debt outstanding under the 2014 Loan Agreement.

During the year ended December 31, 2014, net cash provided by financing activities was $33.5 million, consisting primarily of net proceeds from our issuance of Series B convertible preferred stock of $29.8 million and net proceeds from borrowings under the 2014 Loan Agreement of $4.9 million, partially offset by $1.0 million of principal repayments of debt outstanding under our former loan and security agreement.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials of our product candidates. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

Our expenses will also increase as we:

•	pursue the clinical development of our most advanced antibody-based biological product candidates;

•	leverage our Hierotope platform to advance other infectious and non-infectious disease product candidates into preclinical and clinical development;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;

•	hire additional clinical, quality control and scientific personnel;

•	expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

•	maintain, expand and protect our intellectual property portfolio; and

•	acquire or in-license other product candidates and technologies.

As of June 30, 2016, we had cash and cash equivalents of $22.3 million. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents as of June 30, 2016 and payments under the BARDA contract, will enable us to fund our operating expenses, debt service and capital expenditure requirements through at least the next              months. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. For example, we currently expect that our development of VIS410 will be largely funded with amounts that we receive from BARDA under a contract that provides for up to $214.0 million in funding for the development of VIS410 for the treatment of hospitalized patients with influenza A, including seasonal strains and potential pandemic strains, and patients at high risk of complications. However, $175.3 million of the potential funding under this contract is subject to determinations by BARDA that are in BARDA’s sole discretion. Also, the reimbursement and fee amounts set forth in our BARDA contract are based on estimates we have made that may prove wrong, and the funding we receive under the agreement may not be sufficient to cover our program costs. We intend to use third-party financing to fund our development of VIS513 and certain of our early-stage programs, and we will continue to explore additional partnering opportunities to advance the development of VIS513 for the treatment of Dengue, and certain of our other early-stage programs, on a global basis. Accordingly, we cannot be certain that we will receive this funding or that such funding will be sufficient, and we may utilize our available capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical drugs, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•	the scope, progress, results and costs of researching and developing our product candidates, and conducting preclinical studies and clinical trials;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	our current collaboration agreement with SIIPL remaining in effect and our achievement of milestones under that agreement;

•	our contract with BARDA and whether BARDA elects to pursue its designated options beyond the base period or whether the funding we receive under the agreement will be sufficient to cover our program costs;

•	our ability to establish and maintain additional collaborations on favorable terms, if at all; and

•	the extent to which we acquire or in-license other product candidates and technologies.

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaboration agreements, government and other third-party funding, strategic alliances, licensing arrangements or marketing and distribution arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through government and other third-party funding, collaborations agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

2014 Loan Agreement

In September 2014, we entered into the 2014 Loan Agreement with Square 1 Bank (currently known as Pacific Western Bank) and Oxford Finance LLC that provided for aggregate borrowings of up to $10.0 million through December 31, 2015 under two term loans of up to $5.0 million each. Upon entering into the agreement, we drew down an aggregate of $5.0 million of borrowings, and in each of September 2015 and December 2015, we borrowed an additional $2.5 million under the agreement. Under the 2014 Loan Agreement, principal amounts outstanding totaled $9.4 million as of December 31, 2015 and $7.8 million as of June 30, 2016.

Borrowings under the 2014 Loan Agreement bear interest at a blended fixed annual interest rate of 7.15%, and the agreement requires monthly, interest-only payments from October 2014 to September 2015 and equal monthly payments of interest and principal over the 36 months thereafter through September 2018. In addition, upon repayment of all outstanding amounts under the agreement, we will be required to make an additional payment of $0.3 million, based on the amount of cumulative borrowings through December 31, 2015. Borrowings under the 2014 Loan Agreement are secured by a first lien on all of our assets, excluding our intellectual property. However, we have agreed under a negative pledge agreement that we will not encumber our intellectual property, subject to certain exceptions.

In connection with entering into the 2014 Loan Agreement in September 2014, we issued to the lenders warrants to purchase 160,000 shares of Series B convertible preferred stock and 40,000 shares of common stock at an exercise price of $1.25 per unit, with each unit consisting of one share of Series B convertible preferred stock and 0.25 shares of common stock. The warrants were immediately exercisable and expire in September 2024.

In connection with the September 2015 borrowing under the 2014 Loan Agreement, we issued to the lenders additional warrants to purchase 80,000 shares of Series B convertible preferred stock and 20,000 shares of common stock at an exercise price of $1.25 per unit, with each unit consisting of one share of Series B convertible preferred stock and 0.25 shares of common stock. The warrants were immediately exercisable and expire in September 2025.

In connection with the December 2015 borrowing under the 2014 Loan Agreement, we issued to the lenders additional warrants to purchase 80,000 shares of our Series B convertible preferred stock and 20,000 shares of common stock at an exercise price of $1.25 per unit, with each unit consisting of one share of Series B convertible preferred stock and 0.25 shares of common stock. The warrants were immediately exercisable and expire in December 2025.

Upon entering into the 2014 Loan Agreement in September 2014, we terminated our former loan and security agreement, paying an aggregate of $0.3 million for all principal, interest and other fees then due.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of June 30, 2016 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
		Less Than	1 to 3	4 to 5	More Than
	Total	1 Year	Years	Years	5 Years
	(in thousands)
Operating lease commitments(1)	$604	$604	$—	$—	$—
Debt obligations(2)	8,497	3,783	4,714	—	—

Total	$9,101	$4,387	$4,714	$—	$—

(1)	Amounts in the table reflect payments due for our lease of office and laboratory space in Cambridge, Massachusetts under an operating lease agreement in effect as of June 30, 2016, which was due to expire in March 2017. In September 2016, we further amended the lease to extend the term through November 2017. Including the payments due under this lease amendment, payments due under this lease total $0.9 million during the twelve months ending June 30, 2017 and $0.4 million during the twelve months ending June 30, 2018.
(2)	Amounts in the table reflect the contractually required principal, interest and other payments payable pursuant to outstanding borrowings under our loan and security agreement.

Under various licensing and related agreements with third parties, we have agreed to make milestone payments and pay royalties and annual maintenance fees to third parties and to meet annual research and development spending requirements. We have not included any contingent payment obligations, such as milestones or royalties, in the table above as the amount, timing and likelihood of such payments are not known. We have not included any of the annual maintenance fee payments or minimum annual research and development spending requirements in the above table as, although the amount and timing are known, we cannot currently determine the final termination dates of the agreements and, as a result, we cannot determine the total amounts of such payments we will be required to make under the agreements.

In April 2008, we entered into an exclusive patent license agreement with MIT for certain patents related to therapeutics, including mAbs that target the influenza virus. Under this 2008 agreement, we are currently required to meet minimum spending requirements towards research and development of licensed products of $2.0 million annually until the first commercial sale of a licensed product and to pay MIT future annual license maintenance fees of $150,000. We are also obligated to make future milestone payments of up to $900,000 upon the achievement of specified clinical and regulatory milestones. We also agreed to pay MIT royalties of a low single-digit percentage of net sales of licensed products sold by us, our affiliates or sublicensees. If we grant any sublicense rights under the license agreement, we have agreed to pay MIT a low double-digit percentage on certain fees received by us in connection with our sublicense of the licensed products.

In November 2013, we entered into an exclusive patent license agreement with MIT for a family of early-stage mAbs that target the Dengue virus. Under this 2013 agreement, we are currently required to meet minimum spending requirements towards research and development of licensed products of $1.2 million annually through 2016 and of $1.5 million annually thereafter until the first commercial sale of a licensed product. We are also required to pay to MIT future annual license maintenance fees of up to $75,000 until the first commercial sale of a licensed product and of $100,000 annually thereafter. We are also obligated to make future milestone payments on a product-by-product basis of up to $550,000 upon the achievement of specified clinical and regulatory milestones and of $300,000 upon the achievement of a specified commercial milestone. We also agreed to pay MIT royalties of a low single-digit percentage of net sales of licensed products sold by us, our affiliates or sublicensees. If we grant any sublicense rights under the license agreement, we have agreed to pay MIT a low double-digit percentage of sublicense fees received by us. Under the 2008 agreement and the 2013 agreement with MIT, we are required to reimburse MIT for any fees that MIT incurs related to the filing, prosecution and maintenance of patent rights licensed under the agreement.

We enter into contracts in the normal course of business with various third parties for preclinical research studies, clinical trials, testing, manufacturing and other services. These contracts are cancellable by us typically upon prior notice of 60 days or less. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancellable obligations of our service providers, up to the date of cancellation. These payments are not included in the table of contractual obligations above.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Collaboration and Government Contract Arrangements

Collaboration Agreements

We follow the accounting guidance for collaborative arrangements, which requires that certain transactions between collaborators be recorded in our consolidated statements of operations on either a gross basis or net basis, depending on the characteristics of the collaborative relationship, and requires enhanced disclosure of collaborative relationships. We evaluate our collaborative agreements for proper classification in the consolidated statements of operations based on the nature of the underlying activity. If payments to and from collaborative partners are not within the scope of other authoritative accounting literature, the consolidated statements of operations classification for the payments is based on a reasonable, rational analogy to authoritative accounting literature that is applied in a consistent manner. Where we have concluded that we have a customer relationship with one of our collaborators, such as with SIIPL, we follow the guidance in Accounting Standards Codification, or ASC, Topic 605, Revenue Recognition. Where we have concluded that we have a vendor relationship with one of our collaborators, such as we had with A*STAR, we recognize any reimbursements received from these vendors as a reduction of the related expense incurred, in accordance with ASC 605-50, Revenue Recognition—Customer Payments and Incentives.

Revenue Recognition of Collaborative Research and License Agreements

The terms of our collaborative agreements, such as our agreement with SIIPL, contain multiple deliverables, which may include licenses and research and development activities. The terms of these agreements may also include non-refundable upfront license fees, payments for research and development activities, reimbursement of certain third-party costs, payments based upon the achievement of specified milestones, and royalty payments based on product sales derived from the collaboration. We generally reflect as revenue amounts due under our collaborative agreements related to reimbursement of development activities because we are generally the principal under the arrangements.

When we have concluded to follow revenue recognition guidance for collaborations, we evaluate multiple-element arrangements based on the guidance in ASC 605-25, Revenue Recognition—Multiple-Element Arrangements, or ASC 605-25. Pursuant to the guidance in ASC 605-25, we evaluate multiple-element arrangements to determine (i) the deliverables included in the arrangement and (ii) whether the individual deliverables represent separate units of accounting or whether they must be accounted for as a combined unit of accounting. When deliverables are separable, consideration received is allocated to the separate units of accounting based on the relative selling price method and the appropriate revenue recognition principles are applied to each unit. When we determine that an arrangement should be accounted for as a single unit of accounting, we must determine the period over which the performance obligations will be performed and revenue will be recognized. This evaluation requires us to make judgments about the individual deliverables and whether such deliverables are separable from the other aspects of the contractual relationship. Deliverables are considered separate units of accounting provided that (i) the delivered item has value to the customer on a standalone basis and (ii) if the arrangement includes a general right of return with respect to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in our control. In assessing whether an item has standalone value, we consider factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, we consider whether the collaboration partner can use any other deliverable for its intended purpose without the receipt of the remaining deliverable, whether the value of the deliverable is dependent on the undelivered item, and whether there are other vendors that can provide the undelivered items.

The consideration received under the arrangement that is fixed or determinable is then allocated among the separate units of accounting based on the relative selling prices of the separate units of accounting. We determine the selling price of a unit of accounting within each arrangement following the hierarchy of evidence prescribed by ASC 605-25. Accordingly, we determine the estimated selling price for units of accounting within each arrangement using vendor-specific objective evidence, or VSOE, of selling price, if available; third-party evidence, or TPE, of selling price if VSOE is not available; or best estimate of selling price, or BESP, if neither VSOE nor TPE is available. We typically use BESP to estimate the selling price as we generally do not have VSOE or TPE of selling price for our units of accounting. Determining the BESP for a unit of accounting requires significant judgment. In developing the BESP for a unit of accounting, we consider applicable market conditions and relevant entity-specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs. We validate the BESP for units of accounting by evaluating whether changes in the key assumptions used to determine the BESP will have a significant effect on the allocation of arrangement consideration between multiple units of accounting.

We recognize arrangement consideration allocated to each unit of accounting when all of the following criteria in ASC 605 are met for that particular unit of accounting: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured. In the event that a deliverable does not represent a separate unit of accounting, we recognize revenue from the combined unit of accounting over the contractual or estimated performance period for the undelivered items, which is typically the term of our research and development obligations. If there is no discernible pattern of performance or objectively measurable performance measures do not exist, then we recognize revenue under the arrangement on a straight-line basis over the period we are expected to complete our performance obligations. Conversely, if the pattern of performance over which the service is provided to the customer can be determined and objectively measurable performance measures exist, then we recognize revenue under the arrangement using the proportional performance method. Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line method or proportional performance method, as applicable, as of the period ending date.

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which we expect to complete our performance obligations under an arrangement. Steering committee services that are not inconsequential or perfunctory and that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which we expect to complete our aggregate performance obligations.

At the inception of an arrangement that includes milestone payments, we evaluate whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone. This evaluation includes an assessment of whether: (i) the consideration is commensurate with either our performance to achieve the milestone or the enhancement of the value of the delivered item as a result of a specific outcome resulting from our performance to achieve the milestone, (ii) the consideration relates solely to past performance, and (iii) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. We evaluate factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone and the level of effort and investment required to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether a milestone satisfies all of the criteria required to conclude that a milestone is substantive. We will recognize revenue in its entirety upon successful accomplishment of any substantive milestones, assuming all other revenue recognition criteria are met. Milestones that are not considered substantive are recognized as earned if there are no remaining performance obligations or over the remaining period of performance, with a cumulative catch-up being recognized for the elapsed portion of the period of performance, assuming all other revenue recognition criteria are met.

To date, we have not recorded any substantive milestones because no milestones that meet the required criteria listed above have been identified. Payments for achievement of non-substantive milestones are deferred and recognized as revenue over the estimated period of performance applicable to the collaborative arrangement. As these milestones are achieved, we will recognize as revenue a portion of the milestone payment that is equal to the percentage of the performance period completed when the milestone is achieved, multiplied by the amount of the milestone payment, upon achievement of such milestone. We will recognize the remaining portion of the milestone payment over the remaining performance period under either the proportional performance method or on a straight-line basis.

Royalty revenue, if any, is recognized based on contractual terms when reported sales are reliably measurable and collectibility is reasonably assured, provided that there are no performance obligations then remaining. To date, none of our product candidates have been approved, and therefore we have not earned any royalty revenue from product sales.

Amounts received prior to satisfying all revenue recognition criteria are recorded as deferred revenue in our consolidated balance sheets. Amounts not expected to be recognized as revenue within the following twelve months of the balance sheet date are classified as long-term deferred revenue.

In the event that a collaborative research and license agreement were to be terminated and we had no further performance obligations, we would recognize as revenue any portion of the upfront payment and other payments that had not previously been recorded as revenue and were classified as deferred revenue at the date of such termination.

Under our collaboration agreement with SIIPL, we have concluded that there are three deliverables: a license, a research plan and a right of reference, and that these deliverables represent two separate units of accounting. We concluded that the license and the research plan constitute a single unit of accounting because the license has no value to SIIPL without the research plan, and we concluded that the right of reference, or the sharing of development data, is a separate unit of accounting. Upon completion of delivery of the research plan subsequent to the delivery of the license, the license and research plan unit of accounting has standalone value to SIIPL because SIIPL then had all the necessary license rights and know-how to be able to develop and commercialize the product candidate in the licensed territory without the right of reference unit or any of our involvement. We believe that the right of reference is inconsequential to the contract and was added to share data about any adverse events discovered during the development process, and we have determined that the BESP assigned to the right of reference is immaterial. Accordingly, the $5.0 million received from SIIPL for the one-time, upfront fee was recognized as revenue on a straight-line basis over the estimated period of performance of our obligations under the research plan, which commenced in October 2015 and concluded in June 2016. We have determined that the specified development and commercial milestones in the contract are not substantive. As a result, because our performance obligations under the license and research plan are complete, we will recognize revenue for any milestone payments upon the achievement of any such milestones.

Government Contracts

We recognize contracts with government agencies, such as BARDA, as revenue, rather than as a reduction of research and development expenses, when we are the principal in conducting the research and development activities, as these contracts are central to our ongoing operations. Revenue is recognized as the research and development expenses related to the contracts are incurred. Revenue recognition commences only once persuasive evidence of a contract exists, services have been rendered, the reimbursement amounts under the contract are fixed or determinable, and collectibility is reasonably assured. Funds received from government contracts in advance of work being performed are recorded as deferred revenue until earned and recognized.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of these estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors, including central laboratories, in connection with preclinical development activities;

•	CROs in connection with preclinical and clinical studies; and

•	CMOs in connection with the production of preclinical and clinical trial materials.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Stock-Based Compensation

We measure stock options and other stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognize compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Generally, we issue stock options with only service-based vesting conditions and record the expense for these awards using the straight-line method. We also issue stock options with performance-based vesting conditions and record the expense for these awards when we conclude that it is probable that the performance condition will be achieved.

For stock-based awards granted to consultants and non-employees, compensation expense is recognized over the period during which services are rendered by such consultants and non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of our common stock and updated assumption inputs in the Black-Scholes option-pricing model.

We estimate the fair value of each stock option grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield.

Determination of the Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using the hybrid method, which used market approaches to estimate our enterprise value. The hybrid method is a probability-weighed expected return method, or PWERM, where the equity value in one or more of the scenarios is calculated using an option-pricing method, or OPM. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. Third-party valuations were performed at various dates, which resulted in valuations of our common stock of $0.36 per share as of September 15, 2014, $0.68 per share as of May 31, 2015, $1.22 per share as of December 1, 2015, $1.36 per share as of December 17, 2015, $0.91 per share as of March 1, 2016, $0.96 per share as of June 30, 2016 and $1.11 per share as of September 30, 2016. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, which may be a date later than the most recent third-party valuation date, including:

•	the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including the status of preclinical studies and planned clinical trials for our product candidates;

•	our stage of development and commercialization and our business strategy;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

Options Granted

The following table sets forth by grant date the number of shares subject to options granted between January 1, 2015 and October 15, 2016, the per share exercise price of the options, the fair value of common stock per share on each grant date, and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Fair Value of Common Stock per Share on Grant Date	Per Share Estimated Fair Value of Options
March 17, 2015	812,500	$0.36	$0.36	$0.28
July 22, 2015	1,734,000	$0.68	$0.68	$0.50
December 8, 2015	196,500	$1.22	$1.22	$0.88
December 17, 2015	200,000	$1.36	$1.36	$0.98
March 15, 2016	1,160,500	$0.91	$0.91	$0.65
July 22, 2016	85,000	$0.96	$0.96	$0.69
August 3, 2016	500,000	$0.96	$0.96	$0.68
September 7, 2016	800,000	$0.96	$0.96	$0.68
October 14, 2016	60,000	$1.11	$1.11	$0.81

Valuation of Warrant Liability

We classify warrants for the purchase of shares of our convertible preferred stock and warrants for the purchase of a unit of our convertible preferred stock and common stock as a liability on our consolidated balance sheets as these warrants are free-standing financial instruments that may require us to transfer assets upon exercise. The warrants were initially recorded at fair value on date of grant, and are subsequently remeasured to fair value at each balance sheet date. Changes in fair value of these warrants are recognized as a component of other income (expense), net in our consolidated statements of operations and comprehensive loss. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or upon the warrants becoming warrants to purchase only common stock.

We also classify a right to contingently acquire warrants for the purchase of common stock issued to the purchasers of our Series C convertible preferred stock as a liability on our consolidated balance sheets as the right meets the definition of a derivative financial instrument that is not indexed to our own stock. This liability was initially recorded at fair value on the issuance date of the shares of Series C convertible preferred stock, and is subsequently remeasured to fair value at each balance sheet date. The fair value of the liability considers the probability of whether or not the warrants will be issued. Changes in fair value of this liability are recognized as a component of other income (expense), net in our consolidated statements of operations and comprehensive loss. We will continue to adjust the liability for changes in fair value until the issuance of the warrants or upon cancellation of the right.

We utilize the Black-Scholes option-pricing model, which incorporates assumptions and estimates, to value these warrants. We assess these assumptions and estimates on a quarterly basis as additional information impacting the assumptions is obtained. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying equity instruments issuable upon exercise of the warrants, remaining contractual term of the warrants, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying convertible preferred stock and common stock. We determine the fair value per share of the underlying preferred stock by taking into consideration our most recent sales of our convertible preferred stock and additional factors that we deem relevant. We have historically been a private company and lack company-specific historical and implied volatility information of our stock. Therefore, we estimate expected stock volatility based on the historical volatility of publicly traded peer companies for a term equal to the remaining contractual term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the warrants. We have estimated a 0% dividend yield based on the expected dividend yield and the fact that we have never paid or declared dividends.

Upon the closing of this offering, the preferred stock warrants will become exercisable for common stock instead of preferred stock, and the remeasured fair value of the portion of the warrant liability relating to the warrants for the purchase of our convertible preferred stock and warrants to purchase a unit of our convertible preferred stock and common stock at that time will be reclassified to additional paid-in capital. The portion of the warrant liability related to the right to contingently acquire warrants to purchase common stock will continue to be adjusted for changes in fair value until the issuance of the warrants or upon cancellation of the right if the financing milestone is not achieved.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued Accounting Pronouncements

We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 2 to our consolidated financial statements appearing at the end of this prospectus, such standards will not have a material impact on our consolidated financial statements or do not otherwise apply to our operations.

Quantitative and Qualitative Disclosures about Market Risks

As of June 30, 2016, we had $0.2 million of cash equivalents comprised of money market funds. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, a change in market interest rates would not have a significant impact on our financial position or results of operations.

As of June 30, 2016, we had $7.8 million of borrowings outstanding under the 2014 Loan Agreement. Amounts outstanding under the 2014 Loan Agreement bear interest at fixed interest rates and, therefore, do not expose us to interest rate risk.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on applying our novel Hierotope platform to identify unique disease targets and to design and engineer precision antibody-based biological medicines to prevent and treat infectious and non-infectious diseases. We believe that our platform enables us to address the significant unmet need for effective therapies to prevent and treat infectious diseases caused by organisms that have a high degree of diversity among strains, frequent mutations and a high prevalence of treatment resistance. Our platform also enables us to design and engineer antibody-based biological product candidates for the treatment of non-infectious diseases that are not being adequately addressed with conventional treatment approaches. We believe our platform will enable the advancement of one product candidate each year to be ready for submission of an investigational new drug application, or IND.

Our first two product candidates are intended to be effective as a single-dose intravenous administration for the treatment of acute infectious diseases. Our first and most advanced product candidate, VIS410, is a monoclonal antibody, or mAb, that we are developing for the treatment of hospitalized patients with influenza A, regardless of the viral strain. In our randomized, placebo-controlled Phase 2a clinical trial in healthy subjects inoculated with a pandemic strain of the influenza A virus, which we refer to as our Phase 2a Challenge Study, a single dose of VIS410 administered 24 hours after viral inoculation led to a statistically significant reduction in the amount of virus detected in the nasal secretions of treated subjects as compared to control subjects. For VIS410, we plan to initiate a global Phase 2a clinical trial in ambulatory patients diagnosed with influenza A by the end of 2016, and a Phase 2b clinical trial in hospitalized patients diagnosed with influenza A in the first half of 2017. We have been awarded a contract from the U.S. Biomedical Advanced Research and Development Authority, or BARDA, an agency of the U.S. government’s Department of Health and Human Services, that includes a forty-month base period with committed funding of $38.6 million for the development of VIS410 and options that, if exercised in full by BARDA, would extend the contract to sixty months and increase the total funding for the development of VIS410 to $214.0 million.

Our second product candidate, VIS513, is a mAb for the treatment of Dengue. The development of VIS513 is being advanced through our strategic relationship with the Serum Institute of India Private Limited, or SIIPL, and we expect that Phase 1 clinical trials will be initiated by the end of 2017. Our third product candidate, VIS649, which is our first non-infectious disease product candidate, is a mAb for the treatment of Immunoglobulin A nephropathy, or IgAN, a kidney disease for which currently there is no specifically approved therapy. We plan to initiate Phase 1 clinical trials of VIS649 in 2018.

Our platform enables us to design and engineer antibody-based biological product candidates, each of which binds to a specific target, or epitope, which is a key component of a larger molecule known as an antigen. We are targeting epitopes that are composed of highly networked amino acids and that we believe are important for the function of the antigen. We refer to these specific epitopes, which we believe are highly attractive targets, as Hierotopes, and our technology platform as our Hierotope platform. In the case of infectious diseases, we believe these Hierotopes are critical to the structural and functional integrity of the pathogen, common across all strains of the pathogen and resistant to mutation. In the case of non-infectious diseases, we believe that these Hierotopes are critical for the biological activity of the target. Based on the solution desired for a particular disease and the Hierotopes that we identify with our technology platform, we design and engineer tailored antibody-based biological product candidates that fall into three categories: mAbs, bispecific mAbs and antibody-drug conjugates, or ADCs. We also use our platform to engineer antibodies with a long half-life and the ability to recruit immune proteins and cells.

Our initial focus is on the prevention and treatment of acute infectious diseases with limited or suboptimal treatment options. Our antibody-based biological product candidates, by targeting the Hierotope on a given pathogen, have the potential to provide broad coverage across viral strains, including mutated strains and strains that have recently emerged. We believe that our acute infectious disease product candidates could be effective, as a single-dose administration, even when administered several days after onset of illness, will be refractory to the emergence of resistance and will have favorable safety profiles because they are directed against targets that are not normally found in human cells. Further, we expect that, similar to most other development programs of product candidates targeting acute infectious diseases, our acute infectious disease development programs will benefit from the availability of highly predictive animal models and reliable point-of-care and rapid diagnostics, and will include short-duration clinical trials with rapid efficacy read-outs and a smaller number of required patients, compared to clinical development programs for chronic conditions.

In the case of non-infectious diseases, we believe our Hierotope platform enables the engineering of antibodies directed against epitopes on endogenous targets, which are targets produced or synthesized within the body, that are difficult to address by traditional techniques. For the development of our first non-infectious disease product candidate VIS649, we expect that we will be able to conduct Phase 1 clinical trials in patients with IgAN, which could provide early evidence of efficacy and safety. In addition, we plan to seek orphan drug designation for VIS649 for the treatment of IgAN from the U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA. The FDA and EMA may designate drugs for relatively small patient populations as orphan drugs. The orphan drug that is approved first for a particular condition will receive a period of market exclusivity barring the FDA or EMA from approving the same product for the same condition for a multi-year period.

Our lead product candidate, VIS410, is a mAb administered by intravenous infusion that we have designed and engineered to target all known strains of influenza A and is being developed to treat hospitalized patients with influenza A. According to the U.S. Centers for Disease Control and Prevention, or the CDC, approximately 35 million people suffer from influenza infections in the United States each year, resulting in as many as 400,000 hospitalizations and as many as 49,000 deaths. The World Health Organization, or the WHO, reports that globally there are as many as five million severe influenza cases annually, leading to as many as 500,000 deaths. In our Phase 2a Challenge Study, healthy subjects were inoculated with a pandemic H1N1 strain of the influenza A virus and randomized to receive either a single treatment of VIS410 or placebo 24 hours following infection. This study achieved with statistical significance its primary endpoint of a median reduction in the level of virus in the nasal secretions over the course of the illness. At a pre-specified interim analysis following enrollment of 31 of a planned 60 healthy subjects, we observed a 91% reduction in the level of virus in the nasal secretions in the VIS410 group and, as a result, stopped the efficacy portion of the trial early. The median time period for resolution of symptoms was two days shorter for the VIS410 treatment group as compared to the placebo group. There were no drug-related serious adverse events in the trial, and VIS410 was generally well tolerated with a pre-treatment regimen containing generic antihistamines and non-steroidal anti-inflammatory drugs, or NSAIDs. By the end of 2016, we plan to initiate a global Phase 2a clinical trial in approximately 150 ambulatory patients diagnosed with influenza A and a global Phase 2b clinical trial in approximately 400 hospitalized patients diagnosed with influenza A in the first half of 2017. Following the Phase 2b clinical trial and assuming positive results, we plan to meet with the FDA and EMA to discuss our Phase 3 program and the possibility of one pivotal

Phase 3 clinical trial being sufficient to support a biological license application, or BLA, in the United States, and a marketing authorization application, or MAA, in the European Union, for VIS410 for the treatment of hospitalized patients with influenza A.

Our second product candidate, VIS513, is a mAb for the treatment of Dengue, currently in preclinical development. Dengue is caused by the Dengue virus, or DENV. According to an article published in 2013 in a peer-reviewed scientific journal, over 390 million DENV infections occur each year globally and approximately 96 million people manifest clinical disease, resulting in approximately 22,000 deaths. In August 2015, we entered into an agreement with SIIPL, pursuant to which SIIPL will be responsible for developing, manufacturing, obtaining regulatory approval for and commercializing VIS513 in India, Pakistan, Bangladesh, Nepal, Bhutan, Maldives and Sri Lanka, territories which we refer to collectively as the Indian subcontinent. We received an upfront payment of $4.5 million from SIIPL, net of withholding tax, and could receive up to $34.0 million in development and, if approved, commercial milestone payments and double-digit royalties below 20% of net sales of VIS513 in the Indian subcontinent. We retain the rights to commercialize VIS513 outside the Indian subcontinent. Preclinical studies and manufacturing and regulatory activities at SIIPL are ongoing, and we expect SIIPL will initiate Phase 1 clinical trials by the end of 2017. Based on the clinical data generated in our collaborations with SIIPL, and potentially future partners, we will evaluate whether additional clinical trials are warranted and/or needed to support regulatory approval of VIS513 outside the Indian subcontinent. If the results of the ongoing and planned clinical trials of VIS513 are successful, we expect that applications for marketing approval for VIS513 for the treatment of Dengue will be submitted initially in the Indian subcontinent and later in other countries where Dengue is prevalent. We intend to fund our VIS513 development with third-party financing and will continue to explore additional partnering opportunities to advance the development of VIS513 for the treatment of Dengue on a global basis, outside the Indian subcontinent.

Our third product candidate, VIS649, which is our first non-infectious disease product candidate, is a mAb for the treatment of Immunoglobulin A nephropathy, or IgAN, a kidney disease for which currently there is no specifically approved therapy. IgAN is an autoimmune disease wherein a respiratory or gastrointestinal mucosal infection can lead to production of a pathogenic form of Immunoglobulin A, or IgA, called aberrantly glycosylated IgA, or “a-g” IgA. The presence of “a-g” IgA leads to antibody production against it. The immune complexes consisting of “a-g” IgA and the antibody against it are deposited in the kidney, leading to kidney inflammation, blood in the urine, or hematuria, protein in the urine, or proteinuria, and progressive kidney damage. IgAN results in end-stage kidney disease, requiring dialysis or kidney transplantation in up to 50% of patients over the course of the disease. IgAN is the most common primary kidney disease worldwide. The overall incidence rate of IgAN has been estimated in scientific literature to be 25 cases per million individuals worldwide, with a higher incidence in Eastern Asian populations and lower incidence in African populations. In the United States, the incidence is estimated to be approximately 10 cases per million individuals. Based on these incidence rates, we estimate that there are approximately 3,200 new cases of IgAN in the United States each year and approximately 185,000 cases worldwide. The cell signaling molecule, or cytokine, A Proliferation Inducing Ligand, or APRIL, has emerged as a key factor in the etiology of IgAN because APRIL is believed to increase production of “a-g” IgA. Recent third-party studies have shown that APRIL levels in plasma are elevated in patients with IgAN compared to healthy individuals, and higher plasma levels of APRIL are associated with faster progression to kidney failure. In addition, as described in a peer-reviewed scientific journal, in a study in a mouse model of IgAN, administration of an anti-APRIL antibody led to a clearing of IgA deposits in the kidney and lower levels of proteinuria as compared to animals administered a control antibody that does not bind to APRIL. These data suggest that APRIL could be an attractive target for the treatment of IgAN. We have used our technology platform to identify the Hierotope on APRIL to target, and have designed and engineered a mAb, VIS649, that has been shown in our preclinical testing to neutralize the biological activity of APRIL. We plan to initiate Phase 1 clinical trials of VIS649 in 2018 and to seek orphan drug designation from the FDA and EMA for VIS649 for the treatment of IgAN.

Our early-stage infectious disease programs include VIS-ZKV, a long-acting mAb for the prevention of Zika virus, or ZIKV, infection in pregnant women, VIS-FLX, a long-acting mAb for the prevention of influenza

A in high-risk populations that do not generally develop an adequate protective immunity in response to influenza vaccines, and VIS-RSV, a bispecific mAb for the treatment of respiratory syncytial virus, or RSV. In addition, we are developing VIS-PSU, an antibody-drug conjugate, or ADC, for the treatment of Gram-negative bacterial infections by Pseudomonas aeruginosa, and VIS-FNG, a bispecific mAb for the treatment of severe fungal infections caused by Candida, Aspergillus and Cryptococcus. Our early-stage non-infectious disease programs include VIS-NAV, a mAb for the treatment of certain chronic pain conditions, targeting the sodium ion channel NaV1.7, which has been shown to be a key regulator of activation of pain-sensing neurons.

We have obtained patents, filed patent applications and licensed patent applications in strategic markets covering the composition of matter and methods of use of VIS410 and VIS513. The patents and patent applications that we own or exclusively license that cover VIS410 will have 20-year statutory terms that expire in 2031 and 2033, excluding any potential patent term adjustments and potential patent term extensions or any potential shortening of the 2033 term in the United States by terminal disclaimer. The patent applications that we own or exclusively license that cover VIS513 will have 20-year statutory terms that expire in 2033 and 2035, excluding any potential patent term adjustments and potential patent term extensions or any potential shortening of the 2035 term in the United States by terminal disclaimer.

Our company was founded on the research into the fundamentals of epitope characterization by our scientific founder and member of our board of directors, Dr. Ram Sasisekharan, at the Massachusetts Institute of Technology, and we began developing our Hierotope platform as a result of the findings from his research. Our Chief Executive Officer, Dr. Brian Pereira, previously served as the President and Chief Executive Officer of AMAG Pharmaceuticals, Inc., where he oversaw the building of the clinical development, manufacturing, supply chain and commercial infrastructure for the company’s iron therapy product for anemia. The other members of our senior management team also have significant experience in the discovery, clinical development, manufacturing and commercialization of innovative therapeutic technologies, and in the successful development of novel platform technologies, including small molecules and mAbs, for the treatment of infectious and non-infectious diseases.

Our Strategy

We intend to leverage our proprietary Hierotope platform to engineer, develop and commercialize innovative therapies for infectious and non-infectious diseases. The key elements of our strategy to achieve this goal include:

•	Rapidly advance the clinical development and seek regulatory approval of our lead product candidate, VIS410, for the treatment of hospitalized patients with influenza A. We plan to initiate a global Phase 2a clinical trial in approximately 150 ambulatory patients diagnosed with influenza A by the end of 2016 and a Phase 2b clinical trial in approximately 400 hospitalized patients diagnosed with influenza A in the first half of 2017. Following the Phase 2b clinical trial and assuming positive results, we plan to meet with the FDA and EMA to discuss our Phase 3 program and the possibility of one pivotal Phase 3 clinical trial being sufficient to support a biological license application, or BLA, in the United States, and a marketing authorization application in the European Union, for VIS410 for the treatment of hospitalized patients with influenza A.

•

Collaborate with strategic partners to rapidly advance our second product candidate, VIS513, for the treatment of Dengue into clinical development. We have entered into an agreement with SIIPL pursuant to which SIIPL will be responsible for developing, manufacturing, obtaining regulatory approval for and commercializing VIS513 in the Indian subcontinent. Preclinical studies and manufacturing and regulatory activities at SIIPL are ongoing, and we expect SIIPL will initiate Phase 1 clinical trials by the end of 2017. Based on the clinical data generated in our collaboration with SIIPL and potentially in future collaborations, we will evaluate whether additional clinical trials are warranted and/or needed to support regulatory approval of VIS513 outside the Indian subcontinent. We intend to fund our VIS513 development with third-party financing and will continue to explore additional partnering opportunities to advance the development of VIS513 for the treatment of Dengue on a global basis.

•	Establish and leverage collaborations to advance our current and future programs. We are currently collaborating with government agencies and other third parties, including BARDA and SIIPL, to support our discovery and engineering efforts and advance our product candidates and early-stage programs. We have been awarded a contract from BARDA that includes a forty-month base period with committed funding of $38.6 million for the development of VIS410 and options that, if exercised in full by BARDA, would extend the contract to sixty months and increase the total funding for the development of VIS410 to $214.0 million. We will continue to evaluate additional potential strategic collaborations with academic institutions, government agencies, non-government entities and pharmaceutical and other companies to achieve our strategic objectives. Currently, we plan to identify and collaborate with strategic partners to rapidly advance the development of VIS649 for the treatment of IgAN in Asia, where the incidence of IgAN is highest. We also continue to explore opportunities to partner with government agencies and other third parties to fund and develop VIS-ZKV for the prevention of ZIKV infection in pregnant women.

•	Continue to leverage our Hierotope platform to expand and accelerate our pipeline in infectious and non-infectious diseases. We are utilizing the broad capabilities of our Hierotope platform to design and engineer additional product candidates that address significant unmet medical needs and provide attractive partnering opportunities with major pharmaceutical and biotechnology companies. Our early-stage programs include programs for the prevention of influenza A in high-risk populations that do not generally develop an adequate protective immunity in response to influenza vaccines, the treatment of RSV infection and the treatment of Gram-negative bacterial and severe fungal infections. We are also applying our Hierotope platform to explore therapeutic opportunities outside of infectious diseases, including an early-stage program targeting the sodium ion channel NaV1.7 for the treatment of certain chronic pain conditions.

•	Build infrastructure to maximize the commercial potential of our product candidates. Because many of our products would be used in hospital or specialty care settings, if approved, we may market our products in the United States ourselves with a focused hospital and/or specialty care sales force or in collaboration with strategic partners. While we expect to seek one or more strategic partners for commercialization of our products outside of the United States, we may also choose to establish commercialization capabilities in select countries outside the United States.

Our Pipeline

Our product candidates and early-stage programs are set forth in the following table:

Lead Product Candidate, VIS410 for the Treatment of Influenza A

Using our Hierotope platform, we have designed and engineered a mAb, VIS410, which we believe has the potential to effectively treat severe disease caused by all strains of influenza A, including those caused by mutated and recently emerged strains. VIS410 is directed against a Hierotope on hemagglutinin, which is a surface protein of influenza viruses used for binding and entry into cells. VIS410 is designed to prevent fusion of the virus with host cell membranes by binding to hemagglutinin and thereby terminating the viral replication cycle. In 2015, we successfully completed a Phase 1 clinical trial of VIS410 in healthy subjects and a Phase 2a Challenge Study. In 2016, we successfully completed an additional Phase 1 clinical trial in healthy subjects to further evaluate the optimum pre-treatment regimen to be used prior to VIS410 administration. By the end of 2016, we plan to initiate a global Phase 2a clinical trial in ambulatory patients diagnosed with influenza A, and we are planning a Phase 2b clinical trial in hospitalized patients diagnosed with influenza A in the first half of 2017. We have been awarded a contract from BARDA that includes a forty-month base period with committed funding of $38.6 million for the development of VIS410 for the treatment of seasonal and potential pandemic influenza A and options that, if exercised in full by BARDA, would extend the contract to sixty months and increase the total funding for the development of VIS410 to $214.0 million. If BARDA exercises all of its options under the terms of the contract, we expect BARDA will reimburse us for a large portion of the development costs for VIS410 for the treatment of influenza A. Under our contract with BARDA, we retain the commercial rights to VIS410, but have granted to the U.S. government a nonexclusive, worldwide, royalty-free license to practice or have practiced any patent on an invention that is conceived or first reduced to practice under the contract.

If the results of our ongoing and planned clinical trials of VIS410 are successful, we expect to submit a BLA to the FDA and an MAA to the EMA for marketing approval of VIS410 for the treatment of hospitalized patients with influenza A.

Overview of Influenza

Influenza is an infectious disease that causes illness in humans worldwide with symptoms that range in severity from mild to life-threatening. The majority of seasonal influenza infections result in mild illness with symptoms that include fever, headache, fatigue, cough and sore throat. Some infections, however, result in severe disease, which can involve rapidly progressive pneumonia, respiratory failure and, in some cases, death. Severe disease is more commonly observed in high-risk groups, including infants, pregnant women, the elderly, individuals with underlying medical conditions, such as chronic heart and lung disease, and patients with disease- or treatment-related immunosuppression.

Each year, human influenza A viruses cause epidemics, which are sudden outbreaks that spread rapidly and affect many people at the same time, with influenza A being responsible for the majority of such outbreaks. Influenza A viruses are categorized into subtypes based on two proteins on the surface of the virus: hemagglutinin (H) and neuraminidase (N). There are 18 different hemagglutinin subtypes, which are designated by the abbreviations H1 through H18, and 11 different neuraminidase subtypes, which are designated by the abbreviations N1 through N11. Immunity to influenza acquired from vaccination or previous natural exposure is usually specific to the strain of the virus and declines over time, leading to the need for repeated annual vaccination.

According to the CDC, approximately 35 million people suffer from influenza infections in the United States each year, resulting in as many as 400,000 hospitalizations and as many as 49,000 deaths. The WHO reports that globally there are as many as five million severe influenza cases annually, leading to as many as 500,000 deaths. In addition to seasonal infections, epidemics that spread across countries and continents, or pandemics, are caused by influenza strains that have a high rate of human-to-human transmission and, if the strain causes severe disease, can lead to a high mortality rate. For example, an H1N1 strain of the influenza A virus caused the 1918 Spanish influenza pandemic, which is estimated to have resulted in approximately 50 million deaths worldwide. Evolving avian influenza or bird flu viruses, such as H5N1 and H7N9, which have a high associated mortality rate and the potential to infect and readily transmit in humans, pose a major health risk. The avian H7N9 influenza strains that emerged in 2013 have mortality rates as high as 42% in infected individuals.

Current Influenza Treatment Options

Influenza interventions include vaccination to prevent infection and the neuraminidase inhibitor class of drugs to treat ambulatory patients. However, vaccines are rarely a perfect match for the circulating influenza strain and offer significantly reduced protection to individuals who are most vulnerable to severe influenza infection, such as the elderly, patients with multiple medical complications, including advanced liver or kidney disease, and immunosuppressed patients, including those who are undergoing treatments for cancer. Current influenza therapies for ambulatory patients include neuraminidase inhibitor drugs, such as Tamiflu® (oseltamivir), which is marketed by Hoffmann-La Roche AG, Relenza® (zanamivir), which is marketed by GlaxoSmithKline plc, and Rapivab™ (peramivir), which is marketed by bioCSL Inc. Neuraminidase inhibitors interfere with the release of newly replicated influenza virus from infected host cells, a process that prevents infection of new host cells and thereby halts the spread of infection in the respiratory tract. Nevertheless, we believe neuraminidase inhibitors are not convenient as prophylaxis against infection due to their short half-lives and the requirement for repeated dosing. Furthermore, influenza strains have begun to emerge that are resistant to currently used neuraminidase inhibitors. Although neuraminidase inhibitors have not been approved for the treatment of hospitalized influenza patients and have these limitations, they are often used because of the lack of alternative treatment options.

Preclinical Studies of VIS410

In our preclinical studies in cell culture systems, VIS410 neutralized a panel of more than 40 geographically and temporally diverse influenza A virus strains, including those resistant to neuraminidase inhibitors, such as oseltamivir and zanamivir.

In our safety studies in two different animal species, VIS410 was well tolerated. In mice, VIS410 administered intravenously at repeated doses of up to 250 mg/kg on days 1, 2, 7 and 14 showed no relevant drug-related adverse effects. In cynomolgus monkeys, VIS410 administered intravenously once a week for four weeks at doses of 5, 50 and 250 mg/kg did not show any drug-related adverse effects even at the highest dose. There also were no treatment-related deaths and no significant weight changes among the monkeys over the duration of the study.

We evaluated the efficacy of VIS410 in various mouse models of influenza virus infection. In these studies, a single dose of VIS410 administered in the abdomen, either 24 hours prior to infection or as late as 72 hours after infection, rescued mice infected with a lethal dose of representative strains of influenza A. The strains tested included the seasonal H1N1 and H3N2 virus, as well as the highly pathogenic avian influenza H5N1 virus and the avian H7N9 influenza virus, both of which have caused severe illness and have high mortality rates in infected individuals. In various H7N9 mouse models, VIS410 had reduced mortality and improved morbidity and also showed activity against oseltamivir-resistant strains. The graphs below show the survival plots of untreated mice and mice treated with various doses of VIS410 and, in the case of the H7N9 mouse model, mice treated with oseltamivir, for the specified periods following infection. As illustrated in the graphs, in each mouse model, the percentage survival of the mice treated with VIS410 was substantially higher than in the untreated mice, and substantially higher than in the mice treated with oseltamivir in the case of the H7N9 mouse model. In almost every case, a higher dose of VIS410 corresponded to a higher percentage survival. We used oseltamivir as the comparator drug in our preclinical studies because it is the most widely used oral version of an influenza therapeutic class of drugs known as neuraminidase inhibitors. The other classes of FDA-approved antiviral drugs are not recommended for clinical use based on high prevalence of resistance to these drugs in currently circulating influenza A strains.

Phase 1 Clinical Trial

We completed a Phase 1 clinical trial of VIS410 in healthy subjects in the first quarter of 2015 in the United States. The trial included 41 subjects who were divided into five cohorts that received a single intravenous infusion of VIS410 at a dose of 2, 5, 15, 30 or 50 mg/kg. The maximum plasma level achieved, or Cmax, of VIS410 was 980 µg/ml for the 30 mg/kg dose, and 1,316 µg/ml for the 50 mg/kg dose. These Cmax levels were between 10 and 1,000-times in excess of the concentration required for 50% of the maximal inhibitory effect of VIS410 in our preclinical studies. The mean half-life of VIS410 in this trial was approximately 12.9 days, supporting a single-dose treatment for hospitalized patients with influenza A. VIS410 was generally well tolerated and there were no serious adverse events or discontinuations that were determined by any clinical investigator to be drug related. The most common adverse events observed were loose stools or diarrhea and headache. All drug-related adverse events were mild to moderate, transient and resolved spontaneously.

Phase 1 Clinical Trial with Pre-Treatment Regimen

At the request of the FDA following our Phase 2a Challenge Study, we completed an additional Phase 1 clinical trial of VIS410 in healthy subjects in the United States in the third quarter of 2016 to further evaluate the optimal pre-treatment regimen to be used with VIS410 administration. The trial included 83 subjects who were divided into seven cohorts that received a single intravenous infusion of placebo or VIS410 at a dose of 2,300 mg or 3,800 mg. Cohorts with pre-treatment regimens of diphenhydramine (Benadryl®) and either ibuprofen or aspirin, administered an hour before VIS410, were compared to cohorts without pre-treatment or with the antihistamine cetirizine (Zyrtec®) alone. The results of the study demonstrated that VIS410 was generally safe and well tolerated following administration of Benadryl and either ibuprofen or aspirin pre-treatment regimens, administered an hour before VIS410. There were no serious adverse events observed and the most common adverse events observed across all cohorts were loose stools or diarrhea and headache. Most drug-related adverse events were mild to moderate, transient and resolved spontaneously. Following review of these data, the FDA released the partial clinical hold on our VIS410 development program, allowing us to commence our planned Phase 2a clinical trial in ambulatory patients.

Phase 2a Challenge Study

In 2015, we conducted our Phase 2a Challenge Study, which was a double-blind, randomized, placebo-controlled trial of VIS410 in healthy subjects who were inoculated with a pandemic strain of the influenza A virus. The trial was conducted in Belgium and was designed to enroll at least 60 healthy subjects to be inoculated with a pandemic H1N1 strain of influenza A and randomized to receive a 2,300 mg dose of VIS410 administered intravenously or placebo 24 hours later. The primary efficacy endpoint was the median reduction in the level of virus in the nasal secretions over the course of the illness as measured by the Area Under the Curve, or AUC. The AUC of the virus was measured by two tests. The quantitative polymerase chain reaction, or qPCR, measures the total amount of the viral genome, while the 50% Tissue Culture Infective Dose, or TCID50, measures the level of infectious virus. The trial achieved, with statistical significance, its primary endpoint at a pre-specified interim analysis of 30 subjects. A total of 31 subjects over three cohorts were randomized, all of whom received either intravenously administered VIS410 at a dose of 2,300 mg or placebo. Twenty of these subjects met the definition of laboratory-confirmed infection and were included in the pre-specified interim analysis. In the interim analysis, we observed a 91% reduction in the level of virus in the nasal secretions, as measured by TCID50, and a 76% reduction in the level of the virus, as measured by qPCR, in the VIS410 group compared to placebo. In addition, the median peak level of the virus was 2.2 logs or 158-fold lower in the VIS410 group compared to placebo as measured by TCID50. Comparatively, in observational clinical trials conducted by third parties in patients with influenza A with and without pneumonia, average viral levels in patients with mild or no pneumonia were 1.3 logs lower than the average viral levels in patients with severe pneumonia. Given the statistically significant reduction in the level of virus in the nasal secretions in the VIS410 group compared to placebo, we stopped the efficacy portion of the trial early. The secondary endpoints included clinical signs and symptoms. Subject-reported symptoms were recorded three times a day for eight days following the influenza virus inoculation challenge. The upper respiratory symptoms recorded included nasal stuffiness or congestion, runny nose, itchy nose, sneezing, sore throat, hoarseness, ear ache, face pain, eye pain, swollen lymph nodes and nose bleed. The trial was not powered to detect a statistically significant difference in these measures, but the median time period for resolution of influenza symptoms was two days shorter for the VIS410 treatment group as compared to the placebo group. Exploratory endpoints included nasal pharmacokinetics and serum cytokines. The table below shows the viral and clinical measures of the VIS410 treatment group and the placebo group and the percentage reduction in each measure in the VIS410 treatment group.

Viral and Clinical Measures	VIS410 Treatment (number of subjects = 13)	Placebo (number of subjects = 7)	Reduction: VIS410 vs. Placebo*

Median Viral AUC TCID50 (log10 x hours)	47.1	552	91% (p=0.019)

Median Viral AUC qPCR (log10 x hours)	232	1,033	76% (p=0.024)

Median Peak Viral Level TCID50 (log10)	2.8	5.0	2.3 (p=0.009)

Median Peak Viral Level qPCR (log10)	5.6	7.1	1.5 (p=0.043)

Median Upper Respiratory Symptom Score AUC	56.9	66.0	14% (NS)

Median Time to Resolution from Peak of Upper Respiratory Symptoms (days)	1.1	3.1	2.0 (NS)

*	We determine statistical significance based on a widely used, conventional statistical method that establishes the p-value of clinical results. A p-value is a statistical calculation that relates to the probability that a difference between groups happened by chance. Typically, a p-value less than 0.05 (i.e., less than 5% probability that the difference happened by chance) represents statistical significance. A p-value greater than 0.05 is not considered statistically significant, and is represented as “NS.”

There were no drug-related serious adverse events or drug-related discontinuations observed in the trial. Several of the subjects in the early cohorts of the trial exhibited stomach cramps and loose stools immediately following administration of VIS410. We subsequently incorporated a pre-treatment regimen that included over-the-counter antihistamines, such as Benadryl, and NSAIDs, which resulted in a substantial reduction in the frequency and severity of these symptoms.

Planned Clinical Trials

By the end of 2016, we plan to initiate a global Phase 2a randomized, placebo-controlled clinical trial in ambulatory patients diagnosed with influenza A, and we are planning a Phase 2b clinical trial in hospitalized patients diagnosed with influenza A in the first half of 2017. In the Phase 2a clinical trial, we expect to enroll approximately 150 ambulatory adult patients with confirmed influenza A. Patients will be randomized in a 1:1:1 ratio to receive 2,000 mg of VIS410, 4,000 mg of VIS410 or placebo as an intravenous infusion within two days following onset of symptoms. Patients will receive a pre-treatment regimen of Benadryl and either ibuprofen or aspirin, administered one hour before VIS410. Patients will be monitored for virus levels and clinical signs and symptoms for up to 100 days following treatment. The primary clinical endpoints in this trial will be safety and tolerability, and the secondary endpoints will include clinical symptoms of influenza, virology and pharmacokinetics of VIS410. The FDA recommended that we conduct this trial prior to administering VIS410 to patients who are hospitalized with influenza A in the United States as part of a Phase 2b clinical trial. The EMA did not require that we conduct a trial in ambulatory patients diagnosed with influenza A prior to administering VIS410 to hospitalized patients diagnosed with influenza A.

In the Phase 2b clinical trial, we expect to enroll approximately 400 hospitalized adult patients with confirmed influenza A. Patients will be enrolled within five days of onset of symptoms and randomized in a 1:1:1 ratio to receive an intravenous infusion of 2,000 mg of VIS410, 4,000 mg of VIS410 or placebo. Patients will receive a pre-treatment regimen of Benadryl and either ibuprofen or aspirin, administered one hour before VIS410. All patients will also receive a neuraminidase inhibitor, which is the current standard of care for hospitalized patients with influenza. The primary clinical endpoint in this trial will be the time to normalization of the measured oxygen level in blood without the assistance of a ventilator or supplemental oxygen. We plan to initiate this Phase 2b clinical trial in hospitalized patients at clinical sites outside the United States in the first half of 2017, with a plan to expand the trial to include sites within the United States after the completion of the Phase 2a clinical trial.

After completion of the Phase 2b clinical trial we plan to meet with the FDA and EMA to discuss our Phase 3 program and the possibility of one pivotal Phase 3 clinical trial being sufficient to support a BLA in the United States, and an MAA in the European Union, for VIS410 for the treatment of hospitalized patients with influenza A.

Second Product Candidate, VIS513 for the Treatment of Dengue

VIS513, currently in preclinical development, is a mAb that we have designed and engineered to target a Hierotope on DENV that is not normally targeted by the human immune system. In preclinical studies, VIS513 was effective against all four serotypes of DENV. In August 2015, we entered into an agreement with SIIPL, pursuant to which SIIPL will be responsible for developing, manufacturing, obtaining regulatory approval for and commercializing VIS513 in the Indian subcontinent. We received an upfront payment of $4.5 million, net of withholding tax, from SIIPL and could receive up to $34.0 million in development and, if approved, commercial milestone payments and double-digit royalties below 20% of net sales of VIS513 in the Indian subcontinent. Preclinical studies and manufacturing and regulatory activities at SIIPL are ongoing and we expect SIIPL will initiate Phase 1 clinical trials by the end of 2017. Based on the clinical data generated in our collaboration with SIIPL, and potentially other future partners, we will evaluate whether additional clinical trials are warranted and/or needed to support regulatory approval of VIS513 outside the Indian subcontinent. We intend to fund our VIS513 development with third-party financing and will continue to explore additional partnering opportunities to advance the development of VIS513 for the treatment of Dengue on a global basis.

Overview of Dengue

Dengue is a viral illness spread by Aedes mosquitos that affects individuals of all ages. The clinical features can range from fever, headache and muscle aches to a severe, life-threatening infection characterized by uncontrolled bleeding and organ failure, commonly known as Dengue hemorrhagic fever. It is a growing global health problem and is the most common mosquito-borne disease in the world. Dengue is caused by infection by any one of the four genetically related but serologically distinct Dengue viruses, referred to as DENV-1, DENV-2, DENV-3 and DENV-4. According to an article published in 2013 in a peer-reviewed scientific journal, over 390 million DENV infections occur worldwide each year and approximately 96 million people manifest clinical disease, resulting in approximately 22,000 deaths. The increasing incidence and geographical spread of the disease has been linked to human population growth and urbanization, expanded travel, increasing globalization of the world economy and lack of effective mosquito control.

The map below shows the geographic locations in which Dengue had been reported as of 2013, which include the Caribbean, Central and South America, parts of North America, the Western Pacific Islands, North Australia, South and South-East Asia and sub-Saharan Africa.

Dengue is an acute disease with a wide spectrum of clinical manifestations, ranging from mild febrile illness to life-threatening hemorrhagic fever and shock syndrome. DENV infects cells of the human immune system, leading to symptoms that include high fever, severe headache, eye pain, joint pain, muscle and bone pain, rash and mild bleeding. In severe cases, plasma leaks out of the circulatory system and collects in body cavities, a condition that can be fatal. There is no specific treatment for Dengue and prevention depends solely on effective mosquito control measures. The global economic burden from Dengue is estimated at approximately $40 billion annually.

Current Dengue Treatment Options

There are currently no effective antiviral agents to treat Dengue and treatment remains primarily supportive care. Emergent Biosolutions has a small molecule product candidate that is currently in a Phase 1 clinical trial. Sanofi Pasteur’s vaccine, Dengvaxia®, which recently received regulatory approval in select Asian and Latin American countries for the prevention of Dengue, is currently the only available vaccine for Dengue. In its Phase 3 trial, the vaccine was 42% to 78% effective across all Dengue serotypes and effectiveness was lowest in the most prevalent DENV-2 serotype. There are also multiple vaccine candidates under investigation that are at various stages of development.

Preclinical Studies of VIS513

In our preclinical studies, VIS513 neutralized a panel of 20 diverse Dengue viruses, across all four DENV serotypes. We have also studied VIS513 in several mouse models of DENV infection, where we examined the ability of VIS513 to reduce the circulating levels of the virus, prevent enhanced disease and reduce thrombocytopenia, or platelet loss, which can cause bleeding complications, including potential serious blood loss. We have observed in vivo activity of VIS513 against all four DENV serotypes, and VIS513 has demonstrated consistent results in reducing the virus level across all of these mouse models. The humanized mouse model infected with the DENV-2 serotype discussed below is an illustrative example of our preclinical study results for all four DENV serotypes. Because this mouse model is humanized, meaning that it includes human platelets, it enabled us to study the ability of VIS513 to resolve thrombocytopenia in addition to studying the reduction in the circulating level of the virus. VIS513 also was shown to significantly reduce circulating DENV levels in a non-human primate model of DENV-2 infection.

Humanized Mouse Model

A humanized mouse model has been developed by our collaborators at Duke-National University of Singapore that contains significant levels of human cells that are targeted by DENV for replication, such as platelets, monocytes/macrophages and hepatocytes. An advantage of this model is that it resembles the decrease in platelet levels observed in humans with Dengue. In our preclinical studies using this model, intravenous administration of a single 25 mg/kg dose of VIS513 either 24 hours before or 24 hours after infection with DENV-2 resulted in a reduction in circulating levels of the virus compared to no change in mice that received placebo or a control antibody unrelated to DENV. Mice infected with DENV and treated with placebo or with a control antibody, exhibited average blood virus levels of approximately 20,000 plaque forming units, or infectious particles, per milliliter of blood on day three after infection and 60,000 to 70,000 infectious particles per milliliter of blood on day seven after infection. In contrast, as illustrated in the graph on the left below, a single intravenous administration of 25 mg/kg of VIS513, either before or after infection, resulted in a decrease in average viral levels to approximately 400 to 1,000 infectious particles per milliliter of blood at both three and seven days after infection. Mice infected with DENV and treated with placebo or a control antibody also demonstrated a rapid decrease in platelet levels starting two days after infection and persisting as long as seven days after infection. In contrast, as illustrated in the graph on the right below, intravenous administration of 25 mg/kg of VIS513 24 hours prior to infection prevented a reduction in platelet levels, and administration 24 hours after infection resulted in a faster recovery to normal platelet levels compared to placebo.

Non-Human Primate Model

We used a non-human primate, or NHP, model of DENV infection to assess the efficacy of VIS513. Although NHPs infected with DENV generally remain asymptomatic, the duration of virus in circulation is similar to humans. In our preclinical studies, we administered DENV-2 to NHPs intravenously, and 24 hours after detection of virus in circulation, we administered a single 50 mg/kg dose of VIS513 or a control antibody intravenously. As illustrated in the graph below, NHPs that received the control antibody demonstrated circulating DENV for approximately six days, with peak levels of approximately 200 to 300 plaque forming units, or infectious particles, per milliliter of blood. In contrast, blood levels of the virus were undetectable after administration of VIS513. Similar results with VIS513 were obtained when a dose of 50 mg/kg or of 25 mg/kg was administered later in the course of infection, at five days after infection.

* The limit of detection of the test was 50 plaque forming units per milliliter of blood.

Planned Clinical Trials

Our collaboration partner SIIPL will conduct clinical trials required for regulatory approval in the Indian subcontinent. Preclinical studies and manufacturing and regulatory activities at SIIPL are ongoing, and we expect SIIPL will initiate Phase 1 clinical trials by the end of 2017. Based on the clinical data generated in our collaboration with SIIPL, and potential future collaboration partners, we will evaluate whether additional clinical trials are warranted and/or needed to support regulatory approval of VIS513 outside the Indian subcontinent. If the results of the ongoing and planned clinical trials of VIS513 are successful, we expect our collaboration partner to submit applications for marketing approval for VIS513 for the treatment of Dengue initially in the Indian sub-continent and we expect either we or potential future collaboration partners would submit applications for marketing approval later in other countries where Dengue is prevalent.

Third Product Candidate, VIS649 for the Treatment of IgA Nephropathy

Our first non-infectious disease product candidate, VIS649, is a mAb against an endogenous target and is being developed as a treatment for IgAN, a kidney disease for which currently there is no specifically approved therapy. We are currently conducting preclinical studies of VIS649 and expect to initiate a Phase 1 clinical trial in 2018.

Overview of IgAN

Diseases that solely manifest in the kidney are called primary glomerular diseases, and IgAN is the most common cause of primary glomerular disease worldwide. The overall incidence rate of IgAN has been estimated in scientific literature to be 25 cases per million individuals worldwide, with a higher incidence in Eastern Asian populations and lower incidence in African populations. In the United States, the incidence is estimated to be approximately 10 cases per million individuals. Based on these incidence rates, we estimate that there are approximately 3,200 new cases of IgAN in the United States each year and approximately 185,000 cases worldwide. IgAN is associated with kidney inflammation, hematuria and proteinuria. Patients ultimately progress to kidney failure, or end-stage kidney disease, and require dialysis or kidney transplantation in up to 50% of cases over the course of the disease. IgAN commonly recurs after kidney transplantation. Kidney function is measured by the glomerular filtration rate, or GFR, and is normally 90 ml to 120 ml per minute in adults with a body surface area of 1.73 square meters, represented as ml/1.73 m2. End-stage kidney disease is characterized by a GFR <15 ml/1.73 m2.

IgAN is an autoimmune disease wherein a respiratory or gastrointestinal mucosal infection in susceptible individuals can lead to production of “a-g” IgA, an abnormal form of IgA. Unlike normal IgA, “a-g” IgA induces the production of antibodies and results in the formation of disease causing immune complexes. These immune complexes get deposited in the kidney and lead to kidney inflammation, hematuria, proteinuria and progressive kidney damage. The cytokine APRIL has emerged in the scientific literature as a key factor in the pathogenesis of IgAN. APRIL has a physiological role in IgA production, and plasma levels of APRIL have been shown to correlate directly with plasma levels of “a-g” IgA. Based on third-party studies, patients with IgAN have increased production of APRIL, as compared to healthy individuals, which leads to elevated APRIL plasma levels, and higher plasma levels of APRIL are associated with faster progression to kidney failure. Furthermore, as described in a peer-reviewed scientific journal, in a study in a mouse model of IgAN, administration of an anti-APRIL antibody protected against worsening of proteinuria and decline in GFR, and demonstrated clearing of the IgA deposits in the kidney. For these reasons, we believe APRIL may be an attractive target for the treatment of IgAN.

Current IgAN Treatment Options

Currently, there is no therapy specifically approved for IgAN. Existing treatment strategies recommended by the Kidney Disease Improving Global Outcomes, or KDIGO, Guidelines are based on clinical presentation and the assessment of risk of progression to end-stage kidney disease. In adults with proteinuria greater than 1g/day and children with proteinuria greater than 0.5 g/day, the KDIGO guidelines recommend the use of angiotensin-converting enzyme inhibitors, or ACEI, and/or angiotensin II receptor blockers, or ARB, which lower the pressure in the kidney capillaries and slow the progression of kidney disease. The goal of this non-specific supportive therapy is to reduce proteinuria and slow the progression of kidney disease, however it does not treat the underlying disease. In patients with persistent proteinuria greater than 1 g/day despite ACEI or ARB treatment and a GFR greater than 50 ml/1.73 m2, the guidelines suggest a six-month trial of steroids. Other interventions with drugs such as cyclophosphamide, mycophenolate mofetil, azathioprine, and rituximab, and procedures such as tonsillectomy have been tried, but results have been inconsistent and are hence not recommended by the KDIGO guidelines.

Preclinical Studies of VIS649

We have used our platform to identify the Hierotope on APRIL to target, and have designed and engineered a mAb, VIS649, to bind to this Hierotope and neutralize the biological activity of APRIL. In cell culture systems, VIS649 exhibited potent inhibition of APRIL interactions with its receptors. We have engineered VIS649 as an antibody that we believe does not bind to and activate complement, which is an undesirable property in kidney diseases because complement deposition in the kidney can worsen kidney disease.

We evaluated the ability of our anti-APRIL mAb to neutralize the biological activity of APRIL and reduce IgA production in normal mice. Since VIS649 is a human antibody, it cannot be used in mouse models because it only targets human and non-human primate APRIL. Therefore, we specifically engineered mAb 4540, a mouse anti-APRIL mAb, for our studies in mice. MAb 4540 binds to the same Hierotope as VIS649, neutralizes mouse APRIL, inhibits its biological activity, and serves as a reasonable surrogate for VIS649. Mice that were 11 weeks old at the start of the study were administered 20 mg/kg of mAb 4540 or control antibody that does not bind to APRIL once a week in the abdomen. As shown in the graph below, the median IgA levels in mice that received mAb 4540 were lower by 30 percent or more compared to mice that received control antibody. We believe these results support our choice of APRIL as the target for reduction of IgA levels in IgAN.

We are also evaluating the therapeutic response to mAb 4540 in a mouse model of IgAN. This model represents most aspects of human IgAN, including deposition of immune complexes containing IgA in the kidney, proteinuria, decline in GFR and ultimately kidney failure. Mice that are six weeks old at the start of the study will be administered 20 mg/kg of mAb 4540 or control antibody once a week in the abdomen for four weeks. We plan to compare the levels of creatinine, a waste product used to measure kidney function, proteinuria and kidney pathology in mice that received mAb 4540 with mice that receive control antibody. We anticipate the results of this study by the end of 2016. We are also planning to study the pharmacokinetics, pharmacodynamics and safety profile of VIS649 in non-human primates in 2017.

Planned Clinical Trials

We plan to seek orphan drug designation from the FDA and EMA for VIS649 for the treatment of IgAN, and to initiate a Phase 1a clinical trial of VIS649 in approximately 72 patients with IgAN in 2018, followed by a Phase 1b clinical trial in approximately 36 patients with IgAN. In the Phase 1a clinical trial, we plan to study the pharmacokinetics and safety of VIS649. We plan to randomize patients with IgAN into six cohorts, with three cohorts receiving single ascending doses of VIS649 or placebo as an intravenous infusion and three cohorts receiving multiple ascending doses of VIS649 or placebo. In the Phase 1b clinical trial, we expect to have IgAN patients who receive multiple ascending doses of VIS649 or placebo in the Phase 1a trial to continue monthly treatments so that we may study the pharmacokinetics, long term safety and activity of VIS649 treatment. We expect the Phase 1b trial to provide early data on the ability of VIS649 to decrease levels of IgA, including “a-g” IgA in the serum and decrease protein excretion in the urine. Following these trials and assuming positive results, we plan to meet with the FDA and/or other foreign regulatory authorities to discuss our VIS649 development program and the possibility of one pivotal Phase 2/3 clinical trial being sufficient to support marketing authorization for treatment of patients with IgAN.

Early-Stage Programs

Long-Acting Monoclonal Antibodies for Viral Infections

VIS-ZKV for the Prevention of Zika Virus. ZIKV is a virus that is primarily transmitted by the bite of the Aedes mosquito, and has recently emerged as an epidemic of great public health concern. Sexual transmission of ZIKV has also been reported. ZIKV infection during pregnancy has been directly linked to congenital malformations such as microcephaly and death of the fetus, and in adults the Guillain-Barre neurological syndrome is strongly associated with ZIKV. ZIKV exhibits genome sequence and structural similarity to DENV. No vaccine or drug is currently approved for prevention or treatment of ZIKV infection, but several candidates are in preclinical and early clinical stages of development. The most advanced vaccine candidates being developed by others are in Phase 1 clinical trials. We are seeking third-party funding to advance VIS-ZKV beyond the designation of a lead candidate.

The principal health concern in ZIKV infection is the risk to the developing fetus in pregnant women infected with the virus. Estimates of the risk of fetal malformations in mothers infected by ZIKV during pregnancy are imprecise, with estimates of a 1% to 13% risk of fetal microcephaly in infections acquired during early pregnancy. The risk is higher when considering all potential fetal pathology, since some of the consequences may not be apparent until months to years after birth. The challenge for preventive and therapeutic interventions in pregnant women is the rigorous and complicated development path to ensure safety in mother and developing fetus. Vaccine strategies have limitations in the context of ZIKV infection because live attenuated vaccines generally should not be used in pregnancy and inactivated vaccines require multiple boosts and are prone to declining antibody levels. Vaccine strategies against ZIKV infection also are potentially associated with a phenomenon termed antibody-dependent enhancement, whereby low antibody levels could actually enhance infection. Treatment of ZIKV infection may also be impractical because most infections are asymptomatic. Hence, we believe that prophylaxis with a potent and specific neutralizing mAb early in pregnancy could be an ideal option because high neutralizing activity of the mAb could prevent ZIKV transmission to the fetus.

We are developing VIS-ZKV, a mAb for the prevention of ZIKV infection to be administered prophylactically to women in at-risk geographies immediately upon confirmation of pregnancy. VIS-ZKV is being designed and engineered to have a long half-life, enabling the possibility of a single dose of antibody to provide protection to mother and fetus during pregnancy. We are leveraging our strong expertise and experience with the similar virus from our Dengue program to design and engineer an antibody to ZIKV with highly potent neutralizing activity across all ZIKV strains. We expect to designate a lead candidate by the end of 2016.

VIS-FLX for the Prevention of Influenza A. There are a large number of individuals who are at high risk for the complications of influenza infection and for whom seasonal vaccines are not effective. We estimate that there are approximately 65 million of these individuals in the United States alone, including as many as three million patients who are immunocompromised due to underlying conditions, such as HIV and chronic kidney disease, or those receiving cancer chemotherapy or immunosuppressant drugs following a transplant.

We are developing VIS-FLX, a mAb for the prevention of influenza A, in these high-risk individuals who do not mount an effective antibody response to seasonal influenza vaccines. We are targeting the same Hierotope as VIS410 and are designing and engineering VIS-FLX to allow for improved bioavailability in the upper respiratory tract, which is typically the site of initial influenza infection, and to have a half-life of at least 50 days so that a single dose could provide season-long protection against all strains of influenza A. We expect to designate a lead candidate in 2017.

Bispecific Monoclonal Antibodies for Viral Infections

VIS-RSV for the Treatment of Respiratory Syncytial Virus. RSV is one of the leading causes of lower respiratory tract infections in infants worldwide and has been identified as a significant threat to elderly and immunocompromised individuals. In children, RSV is responsible for up to 33.8 million lower respiratory tract infections each year, approximately 3.4 million hospitalizations and up to 199,000 deaths worldwide. In the United States alone, an average of 177,000 RSV-associated hospitalizations in adults over age 65 and 57,000 in children under age five occur each year.

The only approved RSV-specific antiviral agent is a mAb, Synagis® (palivizumab), which is marketed by MedImmune, LLC, a subsidiary of AstraZeneca plc, and has been shown to be effective only as prophylaxis. In 2014, annual global sales of Synagis were in excess of $1.7 billion. Other biopharmaceutical companies have several product candidates in clinical development for the treatment of RSV infection, but none has yet progressed beyond Phase 2 clinical trials.

Recent scientific evidence suggests that RSV infection promotes an inflammatory immune-mediated response that may be responsible for some of the pathology. We are developing a bispecific mAb that is designed to both neutralize the virus and modulate the body’s pro-inflammatory immune response to RSV. We have identified two Hierotopes to target and have designed and are optimizing bispecific mAb constructs that bind to both. In addition, we are completing engineering to optimize the pharmacokinetics, pharmacodynamics and activity of the constructs.

Antibody-Drug Conjugates and Bispecific Monoclonal Antibodies for Bacterial and Fungal Infections

VIS-PSU for the Treatment of Gram-negative Bacterial Infections Caused by Pseudomonas Aeruginosa. There are an estimated 12 million hospital-treated cases of Gram-negative bacterial infections in Canada, France, Germany, Italy, Japan, the United Kingdom and the United States annually. In the United States alone, there are approximately 1.7 million hospital-acquired Gram-negative infections annually, imposing a total cost to the healthcare system of as much as $10 billion. Gram-negative infections are associated with high mortality rates, particularly those caused by multi-drug resistant pathogens. Antimicrobial resistance is a serious public health threat.

We are applying our Hierotope platform to develop novel antibody-based biological medicines for the treatment of Gram-negative bacterial infections. We are designing and engineering mAbs to target a Hierotope on the lipopolysaccharide, a surface molecule on Gram-negative bacteria. We believe this Hierotope is common across serotypes in an individual species, and in some cases, across multiple genera of Gram-negative bacteria. These mAbs attach to the bacteria and facilitate the recruitment of the host immune cells, such as neutrophils and monocytes, which then engulf, digest and kill the bacteria through a process that is referred to as opsonophagocytosis activity, or OPA. In addition, we have identified peptides that directly kill the bacteria, a process we refer to as bactericidal activity. This design is intended to require only low doses of the drug payload, or bacterial peptide, to reduce toxicity. This construct is called an antibody-drug conjugate, or ADC. The net result is a dual mechanism of action because the ADC induces both killing by OPA and direct bactericidal activity. We are applying the ADC approach against both single pathogens, such as Pseudomonas aeruginosa, and broader pathogen groups, such as carbapenem-resistant Enterobacteriaceae.

Preclinical Studies

We have designed and engineered VIS-PSU, a mAb directed to the core glycans on the Pseudomonas aeruginosa lipopolysaccharide, a part of the bacterium’s outer membrane. As shown in the graph below, VIS-PSU has demonstrated in vivo activity against Pseudomonas aeruginosa in an acute lung infection mouse model. In this in vivo study, we measured the number of bacterial colony forming units, or CFU, per gram in the lung tissue of an acute lung infection mouse model after administration of VIS-PSU, at both the 10 microgram, or µg, and 200 µg dose level, as compared to control. Bacterial CFU per gram is the measurement of the number of viable bacteria. As shown below, at both the 10 µg and 200 µg dose level, the administration of VIS-PSU resulted in fewer bacterial CFU per gram as measured in the lung tissue of the mouse model as compared to the control. We expect to designate a lead candidate in the first half of 2017. We also plan to engineer similar ADCs for the treatment of other Gram-negative bacterial infections such as those caused by Enterobacteriaceae.

In Vivo Neutralization

For each graphic, the upper and lower lines represent the highest and lowest values. The box represents the 25th to 75th percentile of the distribution. The line in the box represents the mean.

VIS-FNG for the Treatment of Severe Fungal Infections. Fungal infections cause severe pulmonary and systemic disease, and represent a significant unmet need in medicine. We estimate that the fungal pathogens Candida, Aspergillus and Cryptococcus cause approximately 55,000 severe infections annually in the United States, and greater than 1.5 million severe infections worldwide. Candida, Aspergillus and Cryptococcus infections are often associated with high rates of morbidity and mortality, in part because people who develop these infections are typically immunocompromised or already sick with other medical conditions. Fungal infections may be unresponsive to current treatments, and drug resistance has increased in recent years.

We are employing our Hierotope platform to develop potential treatments for severe fungal infections. We have engineered an antibody that targets glycans on Candida, Aspergillus and Cryptococcus. In addition, we are evaluating the ability of bispecific mAb constructs to recruit innate effector cells, which are important mediators of fungal clearance. We believe our Hierotope platform will enable the engineering of bispecific mAbs or ADCs with potent, specific antifungal activity.

Monoclonal Antibodies for Non-Infectious Diseases

VIS-NAV for the Treatment of Chronic Pain. We are using our platform to design and engineer a high-affinity, highly specific mAb to treat chronic pain by targeting the NaV1.7 sodium ion channel, which is a key regulator of excitability in pain-sensing neurons. Human genetic studies strongly support a central role of NaV1.7 in pain sensation. Multiple approved analgesics disrupt NaV1.7 function; however, most have significant off-target toxicities, and provide only a very narrow therapeutic window. Antibodies, due to their specificity, documented safety profile, and long half-life could represent a promising method to target and inhibit NaV1.7. We are designing and engineering a mAb to target and selectively bind to one or more epitopes on NaV1.7, inhibit its activity, but have low cross-reactivity to other sodium ion channels.

Our Scientific Approach

Prior to the advent of vaccines or antiviral drugs, it was observed that serum from survivors of a given infection was effective in preventing or treating the disease when administered to other individuals. It was subsequently discovered that most of the protective properties in the serum were due to neutralizing antibodies. The potential for long-lasting protection from a single injection of antibodies has been pursued for a number of infectious agents. Early attempts to identify therapeutic mAbs for infectious agents largely failed because most single antibodies were strain-specific, and the relevant pathogen was able to develop resistance in many cases. To date, the only approved antibody for infectious disease is Synagis, which is used to prevent RSV infection in high-risk infants. The discovery of antibodies that bind to and neutralize multiple genotypes and/or strains has renewed interest in this therapeutic approach. However, while antibodies targeting epitopes that are common across multiple strains of a given pathogen may be effective in the short term, many of these sites are susceptible to change over time when under immune pressure or in response to therapy, and can give rise to escape variants that are refractory to neutralization. Although mAbs have been developed by other biopharmaceutical companies for the treatment of several non-infectious diseases using traditional methods of antibody discovery and engineering, these have fallen short in several instances because of the inability to generate high-affinity, potent antibodies to epitopes that adopt multiple conformations or shapes. We believe that our Hierotope platform has the potential to address these challenges, as described below.

Antibody engineering focuses on enhancing the strength of the interaction between the antibody and its target, or antigen, a process that involves altering the amino acids within the antibody to optimize this property. This process first involves identification of a starting antibody scaffold, which typically uses either of the following two approaches:

•	Generation of random mutations in the antibody to produce a library of antibodies with a wide range of variants. From the resultant library, antibodies with desirable properties, such as enhanced binding to the antigen, are selected. Although this approach has been successful for many classes of antigens, it has several limitations, including sampling of only a small fraction of the antibody sequence diversity, and inapplicability to many targets.

•	Use of structural analysis based on x-ray crystallography, or crystal structure analysis, to define key aspects of the interaction between the antibody and the antigen. This analysis is then used to identify sites on the antibody that can be engineered to further enhance the properties of the antibody. However, selection of appropriate sites for engineering on an antibody is very sensitive to the precise location of the atoms in both the antibody and antigen and, therefore, even small discrepancies can disrupt this process. Furthermore, certain antigens vary in their sequence, and crystal structure analysis may be ineffective in characterizing this variability.

We believe our Hierotope platform can enable the identification of the specific sites on the antibody that we can alter to improve the antibody’s characteristics with respect to its interaction with the target antigen, without relying on conventional approaches, such as antibody libraries generated via random mutations or crystal structure analysis.

Hierotope Platform

Our platform enables us to design and engineer antibody-based biological product candidates that bind to specific epitopes. We are targeting epitopes that are composed of highly networked amino acids and that we believe are important for the function of the antigen. We refer to these specific epitopes as Hierotopes, a term derived from “hiero,” the Greek term for sacred, and “tope,” the Greek term for site. In the case of infectious diseases, we target the Hierotope on a pathogen that is common across all strains of a given pathogen and is resistant to mutation, making it a highly attractive therapeutic target. In the case of non-infectious diseases, we believe that these Hierotopes are critical for the biological activity of the target.

Traditional antibody engineering focuses on altering the amino acids within an antibody to enhance the strength of the interaction, or bond, between the antibody and its target, or antigen. We utilize our proprietary computational tools and technologies, the core of which is our atomic interaction network analysis, or AIN analysis, to identify Hierotopes and to design and engineer antibody-based biological product candidates to target these Hierotopes. We believe our Hierotope platform can enable the identification of the specific sites on the antibody that we can alter to improve its characteristics with respect to its interaction with the target antigen, without relying on conventional approaches, such as antibody libraries generated via random mutations or crystal structure analysis. The use of our AIN analysis can supplement and extend the capabilities of conventional approaches for antibody engineering.

Using our Hierotope platform, we deploy our AIN analysis first to characterize each amino acid in a protein in terms of its interactions with other amino acids, resulting in the identification of the most interconnected amino acids (as depicted in the figure on the left, above). Once we identify the Hierotope, we develop a new antibody scaffold or select an antibody scaffold from a known antigen-antibody database that best matches the Hierotope we are targeting. Finally, starting with an antibody scaffold, we deploy our AIN analysis, in conjunction with other structural biology tools, to design and engineer an optimized antibody that selectively targets the identified Hierotope (as depicted in the figure on the right, above).

The first product candidates we have generated using our Hierotope platform are antibodies to infectious agents, such as VIS410 for influenza A and VIS513 for Dengue. We are now also applying our platform to design and engineer high-affinity antibodies to non-infectious disease targets. For example, VIS649, our product candidate for the treatment of IgAN, demonstrates the versatility of our Hierotope platform, which we believe enables the engineering of antibodies directed against epitopes on endogenous targets that are difficult to address by traditional techniques.

Our antibody-based biological product candidates and early-stage programs fall into three categories:

1.      Monoclonal Antibodies: In the case of infectious diseases, our mAb product candidates are designed and engineered to bind to the Hierotope, neutralize the pathogen and recruit immunological cells to enhance the activity of the product candidate. VIS410 and VIS513 are our most advanced mAb product candidates for infectious diseases, and we are developing several others as part of our early-stage programs. For non-infectious diseases, our mAb product candidates are designed and engineered to bind to the Hierotope and selectively inhibit the biological activity of the target. VIS649 is our mAb product candidate for non-infectious diseases.

2.      Bispecific Monoclonal Antibodies: For diseases where a therapeutic effect requires binding to two targets, we design and engineer a bispecific mAb that binds to both Hierotopes and selectively inhibit the biological activity of the targets. In our early-stage programs for the treatment of respiratory syncytial virus, or RSV, and for the treatment of severe fungal infections, we are developing bispecific mAb product candidates.

3.      Antibody-Drug Conjugates, or ADCs: These product candidates are designed and engineered to enhance the killing of infectious organisms by dual mechanisms. ADCs have a mAb component and a drug component. The mAb attaches to the organism and facilitates the recruitment of the host immune cells which then engulf and kill the organism. The drug component is a bactericidal peptide that directly kills the organism. The resulting ADC delivers the toxic peptide to the target organism and effects direct killing. In our early-stage program for the treatment of Gram-negative bacterial infections, we are developing ADC product candidates.

Fc Modified Monoclonal Antibodies: We have also expanded the application of our Hierotope platform to modify other important properties of antibodies, beyond affinity and specificity to the given target. Specifically, the fragment crystallizable, or Fc, region of an antibody is responsible for controlling several properties of an antibody, including the ability to recruit immune proteins and cells. We have deployed our AIN analysis to identify alterations within the Fc region to engineer antibodies with desirable properties, including extended half-life and enhanced ability to recruit immune cells. We believe that these modifications could be broadly applicable, not only to our existing pipeline, but also to a wide range of antibody-based biological medicines.

Competition

The biopharmaceutical industry is characterized by rapidly advancing technologies, intense competition and strong emphasis on proprietary products. While we believe that our Hierotope technology, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and government agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of treatments and commercializing those treatments. These same competitors may invent technology that competes with our product candidates and/or Hierotope platform.

Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and subject registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We expect any products that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, convenience of administration and delivery, price, the level of generic or biosimilar competition and the availability of adequate reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, we expect that our products, if approved, will be priced at a premium over competitive generic products and our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products.

We expect that VIS410 for the treatment of influenza A will compete with currently approved products, such as neuraminidase inhibitors, and, if approved, other product candidates currently under development, such as m2 inhibitors, HA inhibitors and other mAbs. Currently marketed products include the neuraminidase inhibitors Tamiflu (oseltamivir), Relenza (zanamivir) and Rapivab (peramivir). Among the companies developing product candidates to address the seasonal influenza and pandemic influenza markets are Celltrion, Inc., Crucell Holland B.V., a subsidiary of Johnson & Johnson, Genentech, Inc., a subsidiary of Hoffmann-La Roche AG, MedImmune, LLC, a subsidiary of AstraZeneca plc, and Theraclone Sciences, Inc., as well as government entities. In addition, there are a number of vaccines in development targeting universal protection against influenza that could compete with VIS410.

There are currently no effective antiviral agents to treat Dengue and treatment remains primarily supportive care. United Therapeutics Corporation has a small molecule product candidate for which they initiated a Phase 1 clinical trial. Sanofi Pasteur’s vaccine, Dengvaxia, which has received regulatory approval in eleven countries, including Mexico, the Philippines and Brazil, for the prevention of Dengue, is currently the only available vaccine for Dengue. There are also multiple vaccine candidates under investigation that are at various stages of development. If Dengvaxia obtains regulatory approval in additional jurisdictions or if the product candidates under development obtain regulatory approval, we expect that VIS513 for the treatment of Dengue will compete with them.

Although there are also no therapies specifically approved to treat IgAN, there are approved therapies used to treat the symptoms and slow the progression of kidney disease. In addition, we are aware of a number of anti-inflammatory agents in varying stages of development that include IgAN patients in their list of potential indications, including blisibimod from Anthera Pharmaceuticals, Inc. and Merck KGaA’s atacicept, both of which are in clinical trials for systemic lupus erythematosus and IgAN, but neither specifically targets APRIL alone.

We are also aware of several companies focused on developing treatments or vaccines for various infectious and non-infectious diseases. Any advances made by a competitor could be used to develop treatments that may compete against any of our current or future product candidates.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection for our drug candidates, including VIS410 and VIS513, and our core technologies, including our Hierotope platform, and other know-how; to operate without infringing on the proprietary rights of others; and to prevent others from infringing our proprietary or intellectual property rights. Our practice is to seek to protect our proprietary and intellectual property position by, among other methods, filing U.S. and international patent applications related to our proprietary drug candidates, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.

We file patent applications directed to our drug candidates in an effort to establish intellectual property positions regarding these new compositions as well as uses of these new compositions in the treatment and prevention of diseases. As of November 4, 2016, we owned or exclusively licensed from MIT nine issued U.S. patents, 15 pending U.S. patent applications, seven granted foreign patents, and 97 foreign patent applications pending in a number of jurisdictions, including Australia, Brazil, Canada, Chile, China, Europe, Hong Kong, Israel, India, Japan, South Korea, Mexico, Singapore, Russia, Pakistan, Sri Lanka, Bhutan, Nepal and Bangladesh. One of our issued U.S. patents and a significant portion of our pending patent applications pertain to the discovery of specific amino acid changes required to render various influenza virus sub-types human adapted. The issued U.S. patents are projected to expire in 2030, 2031, 2033 or 2035, excluding any patent term adjustments and any patent term extensions, and any patents that may issue from our pending U.S. applications would be projected to expire between 2030 and 2035.

The intellectual property portfolios for our most advanced drug candidates as of November 4, 2016 are summarized below. Each portfolio is at an early stage and, with respect to most of the pending patent applications covering our drug candidates, prosecution has yet to commence or has just started. Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the United States Patent and Trademark Office, or USPTO, and foreign patent offices are often significantly narrowed by the time they issue, if they issue at all. We expect this to be the case with respect to our pending patent applications referred to below.

VIS410

The intellectual property portfolio for our VIS410 product candidate contains two issued U.S. patents owned by us and directed to the VIS410 composition of matter and methods of use, respectively, and pending patent applications owned by us or exclusively licensed by us from MIT and directed to compositions of matter for VIS410 as well as methods of use for this novel, engineered mAb. As of November 4, 2016, we owned or exclusively licensed two issued U.S. patents, seven pending U.S. patent applications, one granted foreign patent, and 26 pending foreign patent applications in a number of jurisdictions, such as Australia, Brazil, Canada, Chile, China, Europe, Hong Kong, India, Israel, Japan, Mexico, Russia, Singapore and South Korea. Two issued U.S. patents related to VIS410 will have a statutory expiration date of March 2033, future U.S. patents issuing from the pending applications related to VIS410 will have a statutory expiration date of September 2031 or March 2033 and ex-U.S. patents issuing from the pending applications related to VIS410 will have a statutory expiration date of March 2033 or May 2033. Patent term adjustments or patent term extensions could result in later expiration dates.

VIS513

The intellectual property portfolio for our VIS513 product candidate contains pending patent applications owned by us and pending patent applications exclusively licensed by us from MIT directed to compositions of matter for VIS513 as well as methods of use for this novel, engineered mAb. As of November 4, 2016, we owned or have exclusively licensed two issued U.S. patents, four pending U.S. patent applications, and 42 foreign patent applications in a number of jurisdictions, including Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, South Korea, Mexico, Singapore, Pakistan, Sri Lanka, Bhutan, Nepal and Bangladesh directed to this product candidate. Two issued U.S. patents related to VIS513 will have a statutory expiration of January 2035, and future U.S. and ex-U.S. patents issuing from the pending applications covering VIS513 will have a statutory expiration date of July 2033, January 2035, or February 2035. Patent term adjustments or patent term extensions could result in later expiration dates.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a drug or biological product may also be eligible for patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met. See “—Government Regulation and Product Licensure—Licensure and Regulation of Biologics in the United States” below for additional information on such exclusivity. In the future, if and when our drug candidates receive approval from the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those drugs, depending upon the length of the clinical trials for each drug and other factors. There can be no assurance that any of our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustment to the term of any of our patents.

As with other biotechnology and pharmaceutical companies, our ability to maintain and solidify our proprietary and intellectual property position for our drug candidates and technologies will depend on our success in obtaining effective patent claims and enforcing those claims if granted. However, our pending patent applications, and any patent applications that we may in the future file or license from third parties may not result in the issuance of patents. We also cannot predict the breadth of claims that may be allowed or enforced in our patents. Any issued patents that we may receive in the future may be challenged, invalidated or circumvented. In addition, because of the extensive time required for clinical development and regulatory review of a drug candidate we may develop, it is possible that, before any of our drug candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting protection such patent would afford the respective product and any competitive advantage such patent may provide.

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, by executing confidentiality agreements with our collaborators and scientific advisors, and non-competition, non-solicitation, confidentiality, and invention assignment agreements with our employees and consultants. We have also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements we enter into are designed to protect our proprietary information and the agreements or clauses requiring assignment of inventions to us are designed to grant us ownership of technologies that are developed through our relationship with the respective counterparty. We cannot guarantee, however, that these agreements will afford us adequate protection of our intellectual property and proprietary information rights.

With respect to our Hierotope platform, we consider trade secrets and know-how to be our primary form of intellectual property. Trade secrets and know-how can be difficult to protect. In particular, we anticipate that with respect to this technology platform, these trade secrets and know-how may over time be disseminated within the industry through independent development and public presentations.

Further, we seek trademark protection in the United States and internationally where available and when appropriate. We have filed for trademark protection in several countries for the Visterra name, our logo and the Hierotope name. We currently own registered trademarks for the Visterra name in the United States and in several foreign countries, a registered trademark in the United States for our logo, and a pending trademark application for the Hierotope name in the United States.

Collaboration and License Agreements

MIT License Agreements

We are exploiting technology from the Massachusetts Institute of Technology, or MIT, in our influenza and Dengue programs.

In April 2008, we entered into an exclusive license agreement with MIT, which, as amended, we refer to as the MIT Influenza Agreement, and in November 2013, we entered into an exclusive license agreement with MIT, which, as amended, we refer to as the MIT Dengue Agreement and, together with the MIT Influenza Agreement, the MIT Agreements. Under each of these agreements, we have a worldwide exclusive license, with the right to grant sublicenses, in all human and, in the case of the MIT Influenza Agreement, veterinary, therapeutic, prophylactic and diagnostic areas, under certain patent rights owned by MIT, to make, have made, develop, use, sell, lease and import products covered by the licensed patent rights, and to perform licensed processes. The MIT Agreements also contemplate that products may be identified or designed through the use of the licensed technologies under the MIT Agreements. These exclusively licensed patent rights are described in more detail above under “—Intellectual Property.”

We are required to use diligent efforts to develop and commercialize the products licensed to us under the MIT Agreements. Under the MIT Influenza Agreement, we are currently required to meet minimum spending requirements towards research and development of licensed products of $2.0 million annually until the first commercial sale of a licensed product. We are also obligated to make future milestone payments of up to $900,000 upon the achievement of specified clinical and regulatory milestones. Under the MIT Dengue Agreement, we are currently required to meet minimum spending requirements towards research and development of licensed products of $1.2 million annually through 2016 and of $1.5 million annually thereafter until the first commercial sale of a licensed product. We are also obligated to make future milestone payments on a product-by-product basis of up to $550,000 upon the achievement of specified clinical and regulatory milestones and of $300,000 upon the achievement of a specified commercial milestone. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments.” If we do not fulfill these diligence obligations, MIT may consider it a material breach, allowing MIT to terminate the agreement or, in the case of the MIT Influenza Agreement, to terminate the agreement or to convert our license to a non-exclusive license under specified circumstances. If our license under the MIT Influenza Agreement is converted to a non-exclusive license, we will no longer have the right to grant sublicenses under the licensed patent rights or to enforce such licensed patent rights.

Under certain circumstances, MIT may grant a non-exclusive license to a third party to develop and commercialize in specified developing countries those products that we are not selling or diligently developing if we do not enter into a sublicense agreement with the third party on commercially reasonable terms within a specified period of time. MIT generally retains the right to practice the licensed patent rights for research, teaching and educational purposes, and under the MIT Dengue Agreement, the right to practice the licensed patent rights for research, teaching and educational purposes also applies to other non-profit research institutions. Under the MIT Influenza Agreement, we cannot assert the licensed patents against a non-profit entity using the licensed patents for research purposes.

Under the MIT Influenza Agreement, we also are required to use diligent efforts to make available therapeutic or prophylactic vaccine products for pandemic influenza in developing countries, in accordance with a plan we provided to MIT, and to report on our progress against that plan. If we do not fulfill these diligence obligations with respect to a particular developing country, MIT may terminate our license in such country only for therapeutic and prophylactic vaccine products for pandemic influenza. Under the MIT Dengue Agreement, we are required to use diligent efforts to make available licensed products for the treatment of Dengue in developing countries, in accordance with a plan we provided to MIT, and to report on our progress against that plan. If a licensed product for the treatment of Dengue is approved for commercial sale in any country that is not a developing country but has not been approved for commercial sale in one or more developing countries, we and MIT are required to meet to discuss mutually agreed-upon timelines, which we are required to achieve, to promptly apply for approval for commercial sale of such licensed product in such developing countries and, promptly after receiving approval, to begin and continue to sell such licensed product in such developing countries at reasonably affordable prices in sufficient volume to meet market demand in such countries. If we do not fulfill these diligence obligations with respect to a particular developing country, MIT may terminate our license in such country.

Under the MIT Agreements, as of June 30, 2016, we had paid MIT approximately $3.7 million in the aggregate, consisting of annual maintenance fees, royalty payments under sub-license agreements, reimbursement of patent-related fees incurred by MIT and certain diligence milestones that we achieved, and we issued a certain number of shares of our common stock to MIT and individuals affiliated with MIT and a warrant for a certain number of shares of our common stock to MIT. We are obligated to pay MIT annual license maintenance fees royalties at a low single-digit percentage of net sales of licensed products or licensed processes by us, our affiliates or our sublicensees, excluding sales of therapeutic or prophylactic vaccine products in developing countries, in the case of the MIT Influenza Agreement, and excluding and sales of other products sold to government, quasi-governmental or non-profit entities in developing countries at a price not exceeding the direct cost of manufacture of such product plus a typical margin for generic drugs, in the case of each of the MIT Agreements. We are also obligated to make further payments based on the achievement of certain development milestones and a percentage, in the low double digits, of the payments we receive from our sublicensees which are attributable to the granting of a sublicense under the licensed patents, subject to certain exclusions. MIT controls prosecution and maintenance of the licensed patents. We are responsible for all costs associated with filing, prosecuting and maintaining the licensed patent rights. As long as our license remains exclusive, we have the first right to enforce the licensed patents against infringers in the licensed field.

We have the right to terminate either of the MIT Agreements for any reason by providing MIT with a specified amount of prior written notice. MIT has the right to terminate either of the MIT Agreements if we cease to carry on our business related to the agreement, if we fail to pay any amounts due and payable under the agreement, subject to a specified grace period, if we materially breach the agreement and fail to cure such breach within a specified cure period, if we bring a patent challenge against MIT or if our sublicensee brings a patent challenge against MIT and we do not terminate our sublicensee’s sublicense.

Gates Foundation Agreement

In September 2012, we entered into a letter agreement with the Bill & Melinda Gates Foundation, or the Gates Foundation, which agreement was amended and restated in November 2013. In connection with the agreement, the Gates Foundation purchased $6.8 million of shares of our Series A convertible preferred stock and we committed to use a portion of the investment by the Gates Foundation to advance the development of a specified antiviral program, which we refer to as the funded program, and to generally develop our Hierotope platform. A primary objective of the Gates Foundation is to provide funding to support the development of drugs and vaccines to address diseases that have a disproportionate impact on people within developing countries and to ensure that such products can be made available and accessible at reasonable cost and with all due speed to people within developing countries, which we refer to as the global access objectives. The funded program is separate and distinct from our current product candidates, VIS410, VIS513, and VIS649, and from our current early-stage programs, VIS-ZKV, VIS-FLX, VIS-PSU, VIS-FNG and VIS-NAV. We believe that we have fulfilled our obligation to use a portion of the Gates Foundation investment to fund the funded program, and we are no longer actively engaged in the advancement of the funded program.

Other than with respect to the funded program and future development programs that we and the Gates Foundation agree upon and for which the Gates Foundation provides additional financial support, which we refer to as future development programs, we have granted a non-exclusive, sublicensable license to the Gates Foundation to research and develop, manufacture and seek regulatory approval for antibodies and disease information requested by the Gates Foundation discovered within specified time periods that we or our research contractors discover in specified areas of global health that the Gates Foundation has identified as underinvested or disproportionately impacting poor and vulnerable populations, which we refer to as Foundation priority areas. This includes VIS410, our product candidate for the treatment of influenza A in hospitalized patients, and also covers certain disease areas, such as RSV and Dengue. Any product that arises from any research, development and manufacturing activities undertaken by or on behalf of the Gates Foundation may only be sold or distributed by or on behalf of the Gates Foundation in developing countries in Foundation priority areas. The Gates Foundation is not required to make any payments to us with respect to the exercise of the licenses we have granted to them, including milestone payments or royalties. If we are working on the same antibodies in the developed world as the Gates Foundation is working on in the developing world, we have agreed to coordinate, to the extent feasible to ensure no negative impact on the research, development and commercialization of such antibodies by us or the Gates Foundation in the developed world or developing countries, respectively. If we intend to enter into an agreement with a major biopharmaceutical company and such company has a demonstrable corporate commitment to serving patients in developing countries and a clear written plan for achieving the global access objectives for products in one or more Foundation priority areas, then, upon our request, the Foundation will relinquish its non-exclusive rights in such Foundation priority areas until such time, if any, as our agreement with such company is terminated.

With respect to the funded program and any future development program, we and the Gates Foundation will mutually decide whether we, alone or through a third party, will accomplish the global access objectives for such program or whether we will grant rights for any antibodies that we control wholly or in part relating to the program to be used by or on behalf of the Gates Foundation. If we and the Gates Foundation do not agree within a specified time period on which election to make, we have the unilateral right to make the election, after considering in good faith the Gates Foundation’s views on the program. If we are to accomplish the global access objectives for such program, we must use reasonable efforts to develop and commercialize at least one product arising from such program in developing countries in a manner consistent with the global access objectives. If we fail to do so, or if we discontinue work on the program, we must grant the Gates Foundation the non-exclusive rights described above. If we are working on the same product in the developed world as the Gates Foundation is working on in the developing world, we have agreed to coordinate, to the extent feasible, to ensure no negative impact on the research, development and commercialization of such product by us or the Gates Foundation in the developed world or developing countries, respectively. If we do not continue to develop or commercialize at least one product from a program after granting the Gates Foundation the non-exclusive rights described above with respect to a program, the products from such program may be sold or distributed by or on behalf of the Gates Foundation, the Gates Foundation-supported entities and their respective licensees exclusively worldwide.

The sale or distribution of a product at low or zero prices in developing countries would not be deemed to negatively impact commercialization of such a product as long as the Gates Foundation exercises diligent efforts to prevent the sale and distribution in the developed world of antibodies or products intended for sale in the developing countries.

The Gates Foundation has a right to withdraw from its investment in us under specified circumstances. Those specified circumstances, which we collectively call a charitability default, include our breach of specified reporting requirements, our use of funds from the Gates Foundation for lobbying, propaganda or certain other specified purposes or our failure to comply with related U.S. tax obligations, or our material breach of our global access commitments, but do not include the inability, for technical or scientific reasons, to successfully develop vaccines or other products for Foundation priority areas. If we do not cure the charitability default within a specified period of time, we have the obligation, prior to the time its shares become freely tradeable, to redeem the Gates Foundation’s stock, to the extent consistent with applicable law and so long as it does not render us insolvent or in material breach of a third-party financial covenant or contractual obligation, or to locate a purchaser of the Gates Foundation’s stock. If we are not able to redeem or find a purchaser of the Gates Foundation’s stock, we must use our best efforts to effect the Gates Foundation’s withdrawal right as soon as practicable. During any period when we are unable to effect the withdrawal right, we may not pay dividends on any of our stock, redeem the capital stock of any other stockholder or otherwise make any distribution to any other stockholder. If the Gates Foundation’s shares are sold or redeemed due to a charitability default and, in the 12 months following such sale or redemption, substantially all of our shares or assets are sold resulting in cash proceeds or we close a firmly underwritten public offering representing a per-share valuation of more than 200% of the valuation used for the sale or redemption of the Gates Foundation’s shares, we are obligated to provide compensation to the Gates Foundation equal to the difference between what the Gates Foundation would have received under such transaction if it still held its stock and what the Gates Foundation actually received under the sales or redemption transaction.

Serum Institute of India Private Limited Agreement

In August 2015, we entered into a license and collaboration agreement with SIIPL under which we granted to SIIPL the right to develop, manufacture and commercialize VIS513 for the treatment of Dengue in India, Pakistan, Bangladesh, Nepal, Bhutan, Maldives and Sri Lanka, territories which we refer to collectively as the Indian subcontinent. The agreement will remain in effect, on a country-by-country basis, until the latest of the expiration of the last-to-expire licensed patent in such country, the end of regulatory exclusivity in such country, and the tenth anniversary after the first commercial sale of VIS513 in such country.

Under the agreement, we granted to SIIPL an exclusive, non-sublicensable, royalty-bearing license and sublicense under our patent rights and know-how in the licensed territory relating to the development, manufacture or commercialization of VIS513 for the treatment and prevention of Dengue and a non-exclusive, non-sublicensable, royalty-bearing license under our patent rights and know-how relating to the manufacture of VIS513 in the Netherlands, solely for export to, use or sale of VIS513 in the licensed territory. We also granted to SIIPL, an exclusive option, for the period beginning on August 7, 2015 and ending a specified number of days following SIIPL’s generation of top line clinical data from the first Phase 2 clinical study of VIS513 in lab-confirmed Dengue patients, to obtain a non-exclusive, royalty-bearing license, under our patents and know-how, to research, develop, make, have made, use, sell, offer for sale, have sold, import, export and otherwise commercialize and exploit VIS513 for the treatment and prevention of Dengue in certain additional territories, but excluding all countries and territories in North America, Central America, the Caribbean, South America and the European Union and Australia, Japan, Brunei, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand and Vietnam. Notwithstanding the licenses granted under this agreement, in the event VIS513 is not being sold or diligently developed for sale in India or Sri Lanka, we may enter into non-exclusive sublicense agreements with a third party under specified patents licensed to us under our November 2013 agreement with MIT, to develop and commercialize VIS513 in India or Sri Lanka. Upon the expiration of the term of the agreement in a particular country, the license granted to SIIPL will become perpetual, fully paid and royalty-free, provided that any such license that is in-licensed under our agreement with MIT will be non-exclusive upon such expiration.

Under the agreement, SIIPL owns all specified regulatory filings and regulatory approvals, all preclinical data, and clinical data generated from SIIPL-sponsored clinical trials and is solely responsible for preparing any and all such regulatory filings for VIS513 in the Indian subcontinent at its sole expense. SIIPL is also solely responsible for the commercialization, and will use commercially reasonable efforts to commercialize, VIS513 in the Indian subcontinent. In addition, and unless supplied by us, SIIPL is responsible for the manufacture of VIS513 necessary for the development and commercialization of VIS513 in the Indian subcontinent. We will jointly own with SIIPL any inventions that are made jointly in the course of performing activities under the agreement.

Upon entry into the agreement, SIIPL paid us a one-time, non-refundable and non-creditable upfront fee of $4.5 million, net of withholding tax. We are also eligible to receive up to $34.0 million in development milestone payments and, if approved, commercial milestone payments and double-digit royalties below 20% of net sales of VIS513 in the Indian subcontinent.

Either party may terminate the agreement for an uncured material breach. SIIPL may terminate the agreement without cause on 90 days prior written notice, prior to the first commercial sale or on 180 days prior written notice after the first commercial sale. We may terminate the agreement with 30 days prior written notice if SIIPL commences or participates in, or actively assists in, any action (including any patent opposition, re-examination or invalidation proceeding), or otherwise asserts any claim, challenging or denying the validity or enforceability of any of our patents or any claim thereof, unless SIIPL withdraws or causes to be withdrawn all such challenges within 30 days after receiving notice from us. If the agreement is terminated early, SIIPL will transfer and assign to us all specified regulatory filings and regulatory approvals and related preclinical, analytical, and clinical data for VIS513 in the licensed territory, grant us, upon our election, a non-exclusive, royalty-bearing license under specified SIIPL patents and know-how to develop, make, have made, use, sell, offer for sale, have sold, import and otherwise commercialize VIS513 in the licensed territory, and provide us such reasonable assistance as may be reasonably necessary or useful for us to commence or continue developing or commercializing VIS513 in the licensed territory. If the agreement is terminated for any reason, we will reimburse SIIPL for reasonable and documented out-of-pocket and internal costs incurred in the performance of its termination-related obligations to us under the agreement, subject to specified exceptions.

Former A*STAR Agreement

In April 2015, we entered into a research and collaboration agreement with A*STAR, for the completion of various preclinical trials and Phase 1 and Phase 2 clinical trials in Singapore, relating to the development of

VIS513 to treat Dengue. Under the terms of the agreement, A*STAR was responsible for managing, executing and financing the preclinical studies and clinical trials of VIS513. Our role was to oversee A*STAR’s preclinical study and clinical trial management, as well as to provide guidance regarding clinical trial design and planning, to facilitate requisite manufacturing and to generate cell lines for proposed trials. A*STAR reimbursed us for reasonable costs and expenses in performance of our contract obligations. The research and collaboration agreement was recently terminated, effective November 2016.

All rights, title and interest to data and know-how generated under the agreement are solely owned by A*STAR. However, we have licensed from A*STAR an exclusive, worldwide, transferrable, sublicensable, perpetual license to use data generated under the agreement specific to VIS513 for our research, development and commercial activities and a non-exclusive, worldwide, transferable, sublicensable, perpetual license to use any know-how generated under the agreement which is related or applicable to VIS513 but has other potential applications and is necessary for the commercialization of VIS513 for our research, development and commercial activities in the field of VIS513 therapeutics only. As a result of the termination of the agreement and pursuant to the terms of the agreement, as of the effective date of termination, (i) the license to the results generated as of the effective date of the termination granted to Visterra automatically converted to a fully paid, royalty-free, irrevocable and non-terminable license to Visterra, and (ii) no further payments shall be due to A*STAR or its affiliated entities, including any royalties and sublicensing revenue share.

BARDA

In September 2015, we were awarded a contract by BARDA that includes a forty-month base period with committed funding of $29.1 million for the development of VIS410 and options that, if exercised in full by BARDA, would extend the contract to sixty months and increase the total funding to $204.5 million. In September 2016, we amended our contract with BARDA to increase the base period committed funding to $38.6 million, and to increase the total potential funding, if all options are exercised in full by BARDA, to $214.0 million. The funding is for the development of VIS410 for the treatment of hospitalized patients with influenza A, including seasonal strains and potential pandemic strains, and patients at high risk of complications. The agreement is a cost-plus-fixed-fee development contract, with a base performance segment valued at approximately $38.6 million, and six option work segments, valued at approximately $175.3 million in total, that BARDA may pursue in its sole discretion. Five of the option work segments are cost-plus-fixed-fee arrangements, while one option is a fixed-price arrangement for which we would be responsible for the costs associated with that work segment and BARDA would provide a designated portion of the costs upon provision of the specific data from the work segment. The estimated period of performance for the base performance segment is September 30, 2015 through January 31, 2019. Each of the six option work segments are eligible to be exercised upon the completion of agreed-upon milestones and deliverables and have overlapping periods-of-performance start dates that vary from an expected start date of the first option work segment in the fourth quarter of 2016 to the expected start date of the fourth, fifth and six option work segments in 2018. If all option work segments are requested, the estimated period of performance of the agreement would be extended until approximately September 14, 2020. If BARDA exercises all of its options under the terms of the contract, we expect BARDA will reimburse us for a large portion of the development costs for VIS410 for the treatment of influenza A.

Activities to be conducted during the base performance segment include, among other things, preclinical toxicology studies, formulation development activities, manufacturing of materials for Phase 2 clinical trials and continued optimization of manufacturing processes. In addition, we will conduct a Phase 2a clinical trial in ambulatory patients with influenza, as well as pursuing associated regulatory activities. In the event that BARDA elects one or more of the option work segments, activities to be conducted would include, among other things, manufacturing of materials for Phase 3 and pediatric clinical trials and continued optimization of manufacturing processes, Phase 2 and Phase 3 clinical trials and pediatric clinical trials, and associated regulatory activities. BARDA may terminate this agreement upon our uncured default in our performance of the agreement or at any time if the contracting officer determines that it is in the government’s interest to terminate the agreement.

We have submitted a VIS410 development plan to BARDA detailing the activities to be conducted by us under the BARDA contract. In addition to our obligations to conduct the activities provided for by the development plan, we are obligated to satisfy various federal reporting requirements, extending to technical reporting with respect to our activities, reporting with respect to intellectual property and financial reporting. Payments to us under the BARDA contract are made as activities are conducted in accordance with the development plan. For the base performance segment and the option work segments that are cost-plus-fixed-fee arrangements, payments are based on direct and indirect costs incurred plus fixed fees. For the option work segment that is a fixed-price arrangement, payments are equal to a predetermined fixed price payable once data from the work segment has been provided.

Under standard government contracting terms, the government receives only limited rights for government use of certain of our pre-existing data and certain data produced with non-federal funding, to the extent such data are required for delivery to BARDA under the contract. The government receives limited rights to use and disclose new data first produced under the contract with BARDA. If VIS410 is successfully developed and achieves marketing approval, we would have the commercial rights to VIS410. However, the government is entitled to a nonexclusive, nontransferable, worldwide, royalty-free license to practice or have practiced any patent on an invention that is conceived or first reduced to practice under the contract. In addition, the government may obtain additional rights if we do not elect to retain ownership of a subject invention or if we do not satisfy certain disclosure and patent prosecution obligations with respect to a subject invention. Furthermore, the government is entitled to march-in rights under our contract with BARDA. March-in rights permit the U.S. government to require that we grant a license to an invention that is conceived or first reduced to practice under the BARDA contract to a third party if we have not taken effective steps to achieve practical application of the invention within a reasonable time; if such action is necessary to meet health and safety needs and/or requirements for public use that we are not meeting; or if we have not obtained the required agreement for manufacturing such invention in the United States from any exclusive licensee or a waiver of this requirement.

Manufacturing

We currently contract with third parties for the manufacture of our product candidates for preclinical studies and clinical trials and intend to do so in the future. We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates. We currently have no plans to build our own clinical or commercial scale manufacturing capabilities. To meet our projected needs for commercial manufacturing, third parties with whom we currently work will need to increase their scale of production or we will need to secure alternate suppliers. Although we rely on contract manufacturers, we have personnel with manufacturing experience to oversee our relationships with contract manufacturers.

Our prior contract manufacturer produced sufficient quantities of VIS410 drug product for our completed Phase 1 clinical trial and our Phase 2a Challenge Study. In early 2015, we transitioned to a new contract manufacturer for VIS410, KBI Biopharma, following our prior contract manufacturer’s decision to cease certain operations at their facility where VIS410 was being manufactured. We have transferred to KBI Biopharma the manufacturing technology utilized at our prior contract manufacturer, and KBI Biopharma has completed a large-scale manufacturing run that has produced sufficient quantities of VIS410 drug substance to supply our planned Phase 2a clinical trial and a portion of our planned Phase 2b clinical trial. While we believe that KBI Biopharma is capable of producing drug substance to support our VIS410 development plan, including our planned Phase 2 and Phase 3 clinical trials, we believe there are a number of alternative third-party manufacturers that have similar capabilities and would be capable of providing sufficient quantities of drug substance for our VIS410 development plan. KBI Biopharma currently has the capabilities to manufacture VIS410 drug substance for potential commercial use, however, their current capacity may be insufficient to meet our planned needs and may require us to engage additional or alternative third-party manufacturers in the future. In addition, we have entered into a fill and finish agreement with a contract manufacturer to convert VIS410 drug substance manufactured by KBI Biopharma into drug product that can be utilized in clinical trials. The fill and finish contract manufacturer has converted the VIS410 drug substance that has been produced by KBI Biopharma into drug product to be used in our planned Phase 2a and Phase 2b clinical trials. We believe that both KBI Biopharma and the fill and finish contract manufacturer are compliant under current good manufacturing practice, or cGMP, requirements and have experience with cGMP inspections of their respective facilities.

We entered into a development and manufacturing agreement with a contract manufacturer in early 2015 regarding VIS513 to support activities being pursued in connection with our terminated A*STAR collaboration, pursuant to which the contract manufacturer agreed to further develop the manufacturing process and produce VIS513 drug substance. We are currently working with this contract manufacturer and have produced sufficient quantities of VIS513 drug substance for Phase 1 clinical trials. We have entered into a fill and finish agreement with another contract manufacturer, who has converted the VIS513 drug substance that has been produced into drug product. We believe that both of our contract manufacturers are capable of producing drug substance and drug product to support our VIS513 development as well as producing drug substance and drug product in commercial quantities. In addition, there are a number of alternative third-party manufacturers with similar capabilities and with whom we could seek to contract in the future. Our current drug substance and drug product contract manufacturers have agreed to manufacture VIS513 that will be used in our planned clinical trials in compliance with cGMP standards and have experience with cGMP inspections of their respective facilities.

Both VIS410 and VIS513 are mAbs. Therefore, the manufacturing process involves the genetic engineering of a parental host cell line to isolate a cell that produces the antibody. Once the cell or clone (colony of cells derived from a single cell) is established, a cell bank is produced under prescribed and documented conditions. The cell bank, preserved frozen, is tested as required by regulations to demonstrate that the engineered cell line is free from adventitious agents.

The drug substance process begins with the thaw of vials from the cell bank and growth in established media until sufficient cells are cultured to inoculate a production bioreactor. The cells in the production bioreactor are grown in media and under controlled and monitored conditions that stimulate the production of the antibody into the culture media. The production bioreactor is cultured for an established time period and is then harvested by filtration to remove the cells from the culture media.

The antibody solution is purified through a number of steps to remove known process and product derived impurities. The technologies employed include ultrafiltration and column and membrane chromatography. Additional steps are performed to inactivate or remove virus. The final step of the drug substance process adjusts the antibody concentration and produces the final formulation to be used for drug product production. The drug substance is tested to meet pre-established criteria for purity, potency and safety, and is then periodically tested to demonstrate stability upon storage as required by regulations. The drug substance is stored at prescribed temperatures, typically refrigerated or frozen.

The drug product is produced by sterilization filtration of the drug substance solution, followed by aseptic fill into glass vials and then stoppered. The drug product is subjected to release testing for purity, potency and safety according to pre-established specifications. Drug product lots are periodically tested to demonstrate stability over the established storage expiry period. The drug product is stored and shipped under temperature-controlled conditions, typically refrigerated, to sites designated for clinical trial testing, or eventually to commercial pharmaceutical logistics providers.

Commercialization

We have not yet established a sales, marketing or product distribution infrastructure because our lead product candidates are still in early-stage clinical development. We generally plan to retain commercial rights in the United States for our product candidates for which we hope to receive marketing approvals. We believe that it will be possible for us to access the United States influenza A market through a targeted hospital and/or specialty care sales force.

Subject to receiving marketing approvals, we expect to commence commercialization activities by building a focused sales and marketing organization in the United States to sell our products, as well as the creation of a dedicated Medical Affairs team to support commercialization efforts. We believe that such an organization will be able to address the physicians who are the key specialists in treating the patient populations for which our product candidates are being developed. Outside the United States, we expect to enter into distribution and other marketing arrangements with third parties for any of our product candidates that obtain marketing approval.

We also plan to build a marketing and sales management organization to create and implement marketing strategies for any products that we market through our own sales organization and to oversee and support our sales force. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and establishing relationships with thought leaders in relevant fields of medicine.

Government Regulation and Product Licensure

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, pricing, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Licensure and Regulation of Biologics in the United States

In the United States, our candidate mAb products are licensed as biological products, or biologics, under the Public Health Service Act, or PHSA, and regulated under the Federal Food, Drug and Cosmetic Act, or FDCA, and applicable implementing regulations and guidance. The failure of an applicant to comply with the applicable regulatory requirements at any time during the product development process, including non-clinical testing, clinical testing, the approval process or post- approval process, may result in delays to the conduct of a study, regulatory review and approval, and/or administrative or judicial sanctions. These sanctions may include, but are not limited to, the FDA’s refusal to allow an applicant to proceed with clinical trials, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, and civil or criminal investigations and penalties brought by the FDA or Department of Justice, or DOJ, or other government entities, including state agencies.

An applicant seeking approval to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps before the product candidate will be licensed by the FDA:

•	preclinical testing including laboratory tests, animal studies and formulation studies, some of which must be performed in accordance with the FDA’s good laboratory practice, or GLP, regulations and standards;

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance with current good clinical practices, or GCP;

•	preparation and submission to the FDA of a BLA for a biologic product which includes not only the results of the clinical trials, but also, detailed information on the chemistry, manufacture and quality controls for the product candidate and proposed labelling for one or more proposed indication(s);

•	review of the product candidate by an FDA advisory committee, where appropriate or if applicable;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities, including those of third parties, at which the product candidate or components thereof are manufactured to assess compliance with current good manufacturing practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of any FDA audits of the non-clinical and clinical trial sites to assure compliance with GCP and the integrity of clinical data in support of the BLA;

•	payment of user fees and securing FDA approval of the BLA and licensure of the new biologic product; and

•	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct any post-approval studies required by the FDA.

In addition, the FDA has issued guidance intended to assist sponsors in the development of therapeutics for the treatment and/or prophylaxis of illness caused by influenza A and B. These guidelines contain non-binding recommendations as of April 2011 from the FDA regarding the overall development program and designs of clinical trials and nonclinical studies to support the development of influenza drug products.

Preclinical Studies and Investigational New Drug Application

Before an applicant begins testing a compound with potential therapeutic value in humans, the product candidate or compound enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as other studies to evaluate, among other things, the toxicity of the product candidate. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements, including GLP regulations and standards. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and long-term toxicity studies, may continue after the IND is submitted.

The IND and IRB Processes

An IND is an exemption from the FDCA that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational product to humans. Such authorization must be secured prior to interstate shipment and administration of any product candidate that is not the subject of an approved BLA. In support of a request for an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, must be submitted to the FDA as part of an IND. The FDA requires a 30 day waiting period after the filing of each IND before clinical trials may begin. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during this 30 day period, or thereafter, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold or partial clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin or resume.

In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on its ClinicalTrials.gov website. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

The FDA’s primary objectives in reviewing an IND are to assure the safety and rights of patients and to help assure that the quality of the investigation will be adequate to permit an evaluation of the biological product’s safety, purity and potency. The decision to terminate development of an investigational biological product may be made by either a health authority body such as the FDA, an IRB or ethics committee, or by a sponsor for various reasons. Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides oversight for whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by a sponsor based on evolving business objectives and/or competitive climate.

Human Clinical Trials in Support of a BLA

Clinical trials involve the administration of the investigational product candidate to healthy volunteers or patients with the disease to be treated under the supervision of a qualified investigator in accordance with GCP requirements which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written clinical trial protocols detailing, among other things, the objectives of the study, inclusion and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may be able to submit data from the clinical trial to the FDA in support of the BLA as long as the clinical trial meets applicable FDA requirements.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may be required after approval.

Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics in healthy humans or, on occasion, in patients, such as cancer patients. During Phase 1 clinical trials, information about the investigational biological product’s pharmacokinetics and pharmacological effects may be obtained to permit the design of well-controlled and scientifically valid Phase 2 clinical trials. The total number of participants included in Phase 1 clinical trials varies, but is generally in the range of 20 to 80.

Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase 3 clinical trials. Phase 2 clinical trials are well controlled, closely monitored, and conducted in a limited patient population, usually involving no more than several hundred participants.

Phase 3 clinical trials proceed if the Phase 2 clinical trials demonstrate that a dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population to further evaluate dosage, provide substantial evidence of clinical efficacy and further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites. A well-controlled, statistically robust Phase 3 clinical trial may be designed to deliver the data that regulatory authorities will use to decide whether or not to approve, and, if approved, how to appropriately label a biologic: such Phase 3 studies are referred to as ‘pivotal’. Phase 3 clinical trials usually involve several hundred to several thousand participants.

In some cases, the FDA may approve a BLA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of a larger number of patients in the intended treatment group and to further document a clinical benefit in the case of biologics approved under accelerated approval regulations. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for products.

Progress reports detailing the ongoing results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a potential significant risk in humans exposed to the product; and any clinically important increase in the case of a suspected serious adverse reaction over that listed in the protocol or investigator brochure. The FDA or the sponsor or the data monitoring committee may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Review and Approval of a BLA

In order to obtain approval to market a biological product in the United States, a marketing application must be submitted to the FDA that provides sufficient data establishing the safety, purity and potency of the proposed biological product for its intended indication. The application includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity and potency of the biological product to the satisfaction of the FDA.

The BLA is, thus, a vehicle through which applicants formally propose that the FDA approve a new product for marketing and sale in the United States for one or more indications. Every new product candidate must be the subject of an approved BLA before it may be commercialized in the United States. Under federal law, the submission of most BLAs is subject to an application user fee, currently exceeding $2.0 million, and the sponsor of an approved BLA is also subject to annual product and establishment user fees, currently exceeding $97,000 per product and $512,000 per establishment. These fees are typically increased annually. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses, an exception from the establishment fee when the establishment does not engage in manufacturing the product during a particular fiscal year, and an exception from the product fee for a product that is the same as another product approved under an abbreviated pathway.

Following submission of a BLA, the FDA conducts a preliminary review of the application generally within 60 calendar days of its receipt and strives to inform the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept the application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of BLAs. Under that agreement, 90% of applications seeking approval of New Molecular Entities, or NMEs, are meant to be reviewed within ten months from the date on which the FDA accepts the application for filing, and 90% of applications for NMEs that have been designated for “priority review” are meant to be reviewed within six months of the filing date. For applications seeking approval of products that are not NMEs, the ten-month and six-month review periods run from the date that the FDA receives the application. The review process and the Prescription Drug User Fee Act goal date may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an application, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with a BLA submission, including component manufacturing, finished product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity.

The FDA may refer an application for a novel product to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a new product, it may limit the approved indications for use of the product. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are fast track designation, breakthrough therapy designation and priority review designation.

Specifically, the FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, for FDA’s approval, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the application is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

In 2012, Congress enacted the Food and Product Administration Safety and Innovation Act, or FDASIA, which law established a new regulatory scheme allowing for expedited review of products designated as “breakthrough therapies.” A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case- by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

Tropical Disease Priority Review Vouchers

Under Section 524 of the FDCA, the FDA is authorized to award a priority review voucher to sponsors of certain tropical disease product applications that meet the criteria specified in the FDCA. A priority review voucher may be used by the sponsor that obtains it, or it may be transferred to another sponsor that may use it, to obtain priority review for another application, which does not need to involve the treatment of a tropical disease. Priority review vouchers can result in the acceleration of review and approval of a product candidate by up to four months; the sponsor using the voucher must pay an extra user fee to support the review of the application, however. That fee is not subject to waivers, exemptions or reductions. In order to be eligible for a tropical disease priority review voucher, the application must be: for a listed tropical disease; submitted under Section 505(b)(1) of the FDCA or Section 351 of the Public Health Service Act after September 27, 2007; for a product that contains no active ingredient that has been approved in any other application under those statutory provisions;

and must qualify for priority review. The FDA has identified in guidance those product applications for the prevention or treatment of tropical diseases that may qualify for a priority review voucher. They include applications to treat Dengue or Dengue hemorrhagic fever.

Post-Approval Regulation

If regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA may have imposed as part of the approval process. The sponsor will be required to report, among other things, certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling requirements. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements.

A product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency, and effectiveness of pharmaceutical products.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Pharmaceutical products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, and its implementing regulations, as well as the Drug Supply Chain Security Act, or

DSCA, which regulate the distribution and tracing of prescription drug samples at the federal level, and set minimum standards for the regulation of distributors by the states. The PDMA, its implementing regulations and state laws limit the distribution of prescription pharmaceutical product samples, and the DSCA imposes requirements to ensure accountability in distribution and to identify and remove counterfeit and other illegitimate products from the market.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, a BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a biologic product as an “orphan drug” if it is intended to treat a rare disease or condition, generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a product available in the United States for treatment of the disease or condition will be recovered from sales of the product. A company must seek orphan drug designation before submitting a BLA for the candidate product. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan drug designation does not shorten the PDUFA goal dates for the regulatory review and approval process, although it does convey certain advantages such as tax benefits and exemption from the PDUFA application fee.

If a product with orphan designation receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve another sponsor’s marketing application for the same drug for the same condition for seven years, except in certain limited circumstances. Orphan exclusivity does not block the approval of a different product for the same rare disease or condition, nor does it block the approval of the same product for different conditions. If a biologic designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity. Orphan exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same biologic for the same condition is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand.

Biosimilars and Exclusivity

The 2010 Patient Protection and Affordable Care Act, which was signed into law on March 23, 2010, included a subtitle called the Biologics Price Competition and Innovation Act of 2009 or BPCIA. That Act established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars. As of August 30, 2016, the FDA has approved three biosimilar products for use in the United States. No interchangeable biosimilars, however, have been approved. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Additional guidances are expected to be finalized by FDA in the near term.

Under the Act, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product.” In order for the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity, and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

Patent Term Restoration and Extension

A patent claiming a new biologic product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted on a patent covering a product is typically one-half the time between the effective date of a clinical investigation involving human beings is begun and the submission date of an application, plus the time between the submission date of an application and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The United States Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Review and Approval of Medicinal Products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union, or EU, generally follows the same lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU.

Clinical Trial Approval

Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, a system for the approval of clinical trials in the EU has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of an EU member state in which the clinical trial is to be conducted, or in multiple member states if the clinical trial is to be conducted in a number of member states. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application, or CTA, must be accompanied by an investigational medicinal product dossier with supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and corresponding national laws of the member states and further detailed in applicable guidance documents.

In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014 to replace the current Clinical Trials Directive 2001/20/EC. The new Clinical Trials Regulation (EU) No 536/2014 will become directly applicable to and binding in all 28 EU Member States without the need for any national implementing legislation in October 2018. The new regulation overhauled the system of approvals for clinical trials in the EU. Specifically, the new legislation seeks to simplify and streamline the approval of clinical trials in the EU. Under the new coordinated procedure for the approval of clinical trials, the sponsor of a clinical trial is required to submit a single application for approval of a clinical trial to a reporting EU Member State. The reporting Member State will consult and coordinate with all other Member States in which the clinical trial is planned to be conducted (concerned Member States). If the application is rejected, it can be amended and resubmitted through the EU Portal. If an approval is issued, the sponsor can start the clinical trial in all concerned Member States. However, a concerned Member State can in certain cases declare an “opt-out” from the approval. In such a case, the clinical trial cannot be conducted in the Member State(s) that declared such an opt-out. The Clinical Trials Regulation also aims to streamline and simplify the rules on safety reporting for clinical trials.

Marketing Authorization

To obtain a marketing authorization for a product under the EU regulatory system, an applicant must submit a MAA either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in EU Member States (decentralized procedure, national procedure, mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all EU member states. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established at the EMA is responsible for conducting an initial assessment of a product. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that it is no longer appropriate to conduct an accelerated assessment.

The decentralized procedure is available to applicants who wish to market a product in various European Union member states where such product has not received marketing approval in any European Union member states before. The decentralized procedure provides for approval by one or more other member states of an assessment of an application performed by one member state designated by the applicant, known as the reference member state. Under this procedure, an applicant submits an application based on identical dossiers and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment report and drafts of the related materials within 210 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report and related materials, each member state must decide whether to approve the assessment report and related materials.

Regulation (EC) No 1901/2006 provides that, prior to obtaining a marketing authorization in the EU, an applicant must demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver, or a deferral for one or more of the measures included in the PIP.

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a reevaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the drug on the EU market (in the case of the centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid.

Regulatory Requirements after Marketing Authorization

Following approval of a medicinal product, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These measures include compliance with the EU’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s GMP requirements and comparable requirements of other regulatory bodies in the EU, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83EC, as amended.

Data and Market Exclusivity in the European Union

In the European Union, new chemical entities approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Regulation (EC) No 726/2004, as amended, and Directive 2001/83/EC, as amended. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application for a period of eight years. During the additional two-year period of market exclusivity, a generic marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period may be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Orphan Drug Designation and Exclusivity

Regulation 141/2000 provides that a medicine shall be designated as an orphan drug if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Community when the application is made, or that the product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Community and that without incentives it is unlikely that the marketing of the drug in the European Community would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Community or, if such method exists, the drug will be of significant benefit to those affected by that condition.

Regulation 847/2000 sets out criteria and procedures governing designation of orphan drugs in the EU. Specifically, an application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example because the product is sufficiently profitable not to justify market exclusivity. Market exclusivity can be revoked only in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product, demonstration of “clinically relevant superiority” by a similar medicinal product, or, after a review by the Committee for Orphan Medicinal Products, requested by a member state in the fifth year of the marketing exclusivity period (if the designation criteria are believed to no longer apply). Medicinal products designated as orphan drugs pursuant to Regulation 141/2000 shall be eligible for incentives made available by the European Community and by the member states to support research into, and the development and availability of, orphan drugs.

Regulation and Procedures Governing Approval of Medicinal Products in Other Jurisdictions

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Summarized below are the regulations and procedures governing the approval of products in certain of the jurisdictions other than the United States and the European Union where we may seek regulatory approval for our product candidates. The regulations and procedures governing the approval of medicinal products in these and other jurisdictions may be different than those in the United States and European Union.

Regulation and Procedures Governing Approval in Singapore

The Therapeutic Products Branch, or TPB, within the Health Sciences Authority, or HAS, is responsible for the registration of medicines and the continual review of approved medicinal products in Singapore. TPB has indicated that it will facilitate the timely introduction and availability of new and innovative quality medicines in Singapore and the region, including medicines targeted for diseases prevalent in the region. To that end, the HSA has issued regulatory guidance outlining the procedures and requirements for submitting an application to obtain a new product license or to make variations to an existing registered medicinal product. Under that guidance, a new drug application may be reviewed through a “full evaluation route” or an “abridged evaluation route,” if the product has been approved by at least one drug regulatory agency at the time of submission. In addition, candidate products with similar indications, dosing regimens, patient groups, and/or directions for use that have been approved by at least two “reference drug regulatory agencies” may be submitted via a verification evaluation route. Reference drug regulatory agencies include the FDA and the EMA vial the centralized procedure. Accordingly, the extent to which Singapore’s regulatory requirements apply may turn on approval of product candidates in the United States and European Union.

Regulation and Procedures Governing Approval in India

The Drug and Cosmetic Act 1940 and Rules 1945 regulate the import, manufacture, distribution and sale of drugs and cosmetics in India. Under this law, the Central Drugs Standard Control Organization, or CDSCO and, specifically, the Drug Controller General is charged with review and approval of new drug products. In 1988, the Indian government added Schedule Y to the Drug and Cosmetics Rules 1945. That Schedule sets out guidelines and requirements for clinical trials. These guidelines were further revised in 2005 to make them consistent with internationally accepted procedures and standards, establish definitions for Phase I–IV trials and specify responsibilities for investigators and sponsors. Under Schedule Y, clinical trials that are approved in the United States, Britain, Switzerland, Australia, Canada, Germany, South Africa, Japan and the European Union are eligible for fast tracking approval in India. Following completion of clinical studies, an applicant may seek approval of the new drug product. The CDSCO will review the preclinical and clinical data from the applicant’s studies, along with comprehensive information on the marketing status of the drug in other countries. On the basis of that review, CDSCO will typically take anywhere from 12 to 18 months to reach a decision on the application.

Regulation and Procedures Governing Approval in Pakistan

Under the Drugs Act of 1976, the Drug Regulatory Authority of Pakistan, or DRAP, has been established to regulate the manufacture, import, export, storage, distribution and sale of therapeutic goods and to provide for effective coordination and consistency in interprovincial trade and commerce of drugs and therapeutic goods. Specifically, Pakistan has established a Registration Board for the review and approval of applications to market drugs in the country. The Registration Board may require an applicant to furnish whatever information and materials it deems necessary for proper evaluation of the drug and it may cause the application for registration to be evaluated by a Committee on Drugs Evaluation consisting of experts related to the aspect of the drug. Moreover, before issuing a registration, the Registration Board may direct that the facility in which the drug is manufactured to be inspected. Before registering a new drug for which the research work has been conducted in other countries and a product’s efficacy, safety and quality has been established therein, the Registration Board may require additional information and clinical trials to be conducted to ensure that the drug product is safe and effective for use in the country under local conditions. On the basis of such information and any additional studies, the Registration Board may register a new drug and issue a certificate of registration if it is satisfied with the drug’s safety, efficacy, quality and economical value or where the public interest so requires.

Pharmaceutical Insurance Coverage, Pricing and Reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of healthcare costs also has become a priority of federal, state and foreign governments and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Outside the United States, ensuring adequate coverage and payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Healthcare Law and Regulation

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of biologic products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to physicians and teaching physicians and patient privacy laws and regulations and other healthcare laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•	the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government.

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing ·or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•

the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the Affordable Care Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or

CMS, within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-government third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Healthcare Reform

A primary trend in the United States healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and biologics and other medical products, government control and other changes to the healthcare system in the United States.

By way of example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In March 2010, the United States Congress enacted the Affordable Care Act, which, among other things, includes changes to the coverage and payment for products under government healthcare programs.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain marketing approval and may affect our overall financial condition and ability to develop product candidates.

Employees

As of October 15, 2016, we had 43 employees, all of whom are full-time, 21 of whom hold Ph.D. or M.D. degrees, 35 of whom were engaged in research and development activities and 8 of whom were engaged in business development, finance, information systems, facilities, human resources or administrative support. None of our employees is subject to a collective bargaining agreement.

Facilities

We lease approximately 14,500 square feet of space at a facility in Cambridge, Massachusetts under a lease that runs through November 30, 2017. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages as of October 15, 2016 and positions held by our executive officers and directors and the composition of the committees of our board of directors effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Name	Age	Position
Executive Officers
Brian J. G. Pereira, M.D.	57	President, Chief Executive Officer and Director
David A. Arkowitz	55	Chief Operating Officer and Chief Financial Officer
John F. Weidenbruch	56	General Counsel and Corporate Secretary
Gregory L. Miller	39	Vice President of Business Development and Strategic Planning
Zachary H. Shriver, Ph.D.	43	Vice President, Research
José M. Trevejo, M.D., Ph.D.	45	Vice President, Development
Non-Employee Directors
Alan L. Crane(1)(2)	52	Chairman of the Board
Lincoln Chee Wang Jin, M.B.B.S., F.R.C.S., F.A.M.S.(3)	52	Director
Bernadette M. Connaughton(1)(2)	58	Director
Reza Halse, Ph.D.	42	Director
Steven Holtzman	62	Director
Edwin M. Kania, Jr.(1)(2)	59	Director
Ram Sasisekharan, Ph.D.	51	Director
Akshay K. Vaishnaw, M.D., Ph.D.(2)(3)	54	Director

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of nominating and corporate governance committee.

Executive Officers

Brian J. G. Pereira, M.D. has served as our President and Chief Executive Officer and as one of our directors since 2013. From 2011 to 2013, Dr. Pereira served as an advisor to various biopharmaceutical companies including serving as an Executive-in-Residence at Alnylam Pharmaceuticals, Inc., a biopharmaceutical company focused on RNAi-based therapeutics, and as an advisor to AMAG Pharmaceuticals, Inc., a specialty pharmaceutical company. Previously, Dr. Pereira served as the President and Chief Executive Officer of AMAG from 2006 to 2011, as its President from 2005 to 2006, and as a member of its board of directors from 2004 to 2011. Prior to that, Dr. Pereira served as the President and Chief Executive Officer of the Tufts Medical Center Physician Organization, the physician employing entity of Tufts Medical Center, and his prior roles at Tufts Medical Center included interim Chief Operating Officer, Vice-Chairman for Strategic Development of the Department of Medicine and staff physician. Dr. Pereira serves as Chairman of the board of directors of NephroPlus Ltd., a private provider of dialysis and kidney care located in India and Chairman of the board of directors of Opsonix, Inc., a private medical device company. Previously, Dr. Pereira was also a member of the board of directors of Biodel Inc., a specialty pharmaceutical company, from 2007 to 2011. Dr. Pereira was the Chairman of the board of the Harvard-Massachusetts Institute of Technology Biomedical Enterprise Program, and he was President and a board member of the National Kidney Foundation. Dr. Pereira is an Adjunct Professor of Medicine at Tufts University School of Medicine and has contributed to over 200 published scientific articles. He received an M.B.B.S. from St. John’s Medical College, an M.D. and D.M. from the Post Graduate Institute for Medicine, and an M.B.A. from Kellogg Graduate School of Management at Northwestern University. We believe that Dr. Pereira is qualified to serve on our board of directors due to his service as our President and Chief Executive Officer and his extensive knowledge of our company and industry.

David A. Arkowitz has served as our Chief Operating Officer and Chief Financial Officer since 2013. From 2011 to 2013, Mr. Arkowitz was at Mascoma Corporation, a bioconversion company (acquired by Lallemand, Inc.), where he served as Chief Financial Officer and General Manager, Mascoma Grain Tech, a business unit of Mascoma Corporation, and his responsibilities included overseeing the development and commercialization of the company’s bioengineered yeast products for fuel ethanol production. From 2007 to 2011, Mr. Arkowitz was Executive Vice President, Chief Financial Officer and Chief Business Officer of AMAG Pharmaceuticals, Inc., a specialty pharmaceutical company, where he had a broad range of operational and general management responsibilities. Prior to that, he served as Chief Financial Officer of Idenix Pharmaceuticals, Inc., a biopharmaceutical company (acquired by Merck & Co.) focusing on human viral diseases. Earlier in his career, Mr. Arkowitz spent more than thirteen years at Merck & Co., an international pharmaceutical company, and held various positions, including Vice President and Controller of the U.S. sales and marketing division and Controller of the global research and development division. Since 2014, Mr. Arkowitz has served on the board of directors and as the Chair of the audit committee of Spring Bank Pharmaceuticals, Inc., a public biopharmaceutical company. Mr. Arkowitz received a B.A. from Brandeis University and an M.B.A. from Columbia University.

John F. Weidenbruch has served as our General Counsel and Corporate Secretary since July 2015. From 2010 to June 2015, Mr. Weidenbruch was at Biogen, Inc., an international biotechnology company, where he served as Vice President, Chief Global Commercial Counsel, and his responsibilities included the oversight of legal issues in support of global commercialization efforts and the management of a team of more than 20 attorneys who provided support to all company affiliates worldwide. From 2006 to 2010, he was Executive Vice President, General Counsel, Corporate Secretary, and Chief Compliance Officer at Idenix Pharmaceuticals, Inc., a biopharmaceutical company (acquired by Merck & Co.). Prior to that, Mr. Weidenbruch was General Counsel at Abraxis BioScience, Inc., an international biotechnology company (acquired by Celgene Corporation). He also spent more than ten years at Amgen, Inc., an international biopharmaceutical company, where he held positions of increasing responsibility in the legal and healthcare policy departments. Mr. Weidenbruch received a B.A. from Loyola College and a J.D. from Georgetown University Law Center.

Gregory L. Miller has served as our Vice President of Business Development and Strategic Planning since 2013. From 2010 to 2013, Mr. Miller served as Vice President of Business and Corporate Development at Concert Pharmaceuticals, Inc., a clinical stage biopharmaceutical company, where his responsibilities included establishing partnerships and securing funding for key programs. Prior to that, he was Senior Director of Business Development and Corporate Strategy at AMAG Pharmaceuticals, Inc., a specialty pharmaceutical company. Mr. Miller began his pharmaceutical career at Genzyme Corporation, a biotechnology company, in 2002, where he held various roles in business development, licensing, marketing and reimbursement. He received a B.A. from Brandeis University and an M.B.A. and M.P.H. from Boston University.

Zachary H. Shriver, Ph.D. has served as our Vice President of Research since 2009. Previously, Dr. Shriver was one of the founding scientists at Momenta Pharmaceuticals, Inc., which focuses on the development and commercialization of complex drugs, and served as its Senior Director of Research Analytics. Dr. Shriver is an inventor on over 40 issued patents and has authored over 80 publications, including original research on the structure and biology of complex polysaccharides, infectious diseases and protein-glycan interactions. Dr. Shriver received his B.A. from Amherst College and his Ph.D. from the Massachusetts Institute of Technology.

José M. Trevejo, M.D., Ph.D. has served as our Vice President of Development since 2014. From 2013 to 2014, Dr. Trevejo served as Medical Director at Genentech, Inc., a biotechnology company, where he led the clinical and biomarker strategy for development of an influenza biological therapy. From 2010 to 2013, he was the Medical Director and Clinical Disease Area Lead for Infectious Diseases at Vertex Pharmaceuticals, Inc., a global biotechnology company. From 2006 to 2010, Dr. Trevejo was a principal investigator and scientist at The Charles Stark Draper Laboratory, an independent not-for-profit laboratory, where he conducted diagnostics research and development, and managed Department of Defense-supported programs relating to emerging influenza countermeasures. Dr. Trevejo is a physician with board certification in infectious disease. He completed his clinical training at Harvard Medical School, Brigham and Women’s Hospital and Beth Israel Deaconess Medical Center. Dr. Trevejo received his B.S. from University of California, Los Angeles and his M.D. and Ph.D. from Cornell-Rockefeller-Memorial Sloan Kettering.

Non-Employee Directors

Alan L. Crane is one of our co-founders and has served as one of our directors and as our Chairman since 2008. Currently, he is a Partner and Entrepreneur at Polaris Partners, a venture capital firm, and previously served as a General Partner and a Venture Partner at Polaris. He has worked at Polaris since 2002. Mr. Crane has also served as President and Chief Executive Officer of XTuit Pharmaceuticals, Inc., which focuses on oncology and fibrosis, from 2011 to 2015, as President and Chief Executive Officer of Arsia Therapeutics, Inc. which focuses on antibody drug formulation, from 2013 to 2014, as President and Chief Executive Officer of Navitor Pharmaceuticals, Inc., which focuses on diseases of aging, from 2010 to 2013, as President and Chief Executive Officer of Cerulean Pharma Inc., a public company that focuses on nanoparticle drugs for oncology, from 2006 to 2009, and as President and Chief Executive Officer of Momenta Pharmaceuticals, Inc., which focuses on the development and commercialization of complex drugs, from 2002 to 2006. Prior to that, he was Senior Vice President of Global Corporate Development at Millennium Pharmaceuticals, Inc. (now Takeda Oncology, Inc.), a global oncology company. Mr. Crane has served on the board of directors of Cerulean Pharma Inc. since 2006, including as Chairman from 2006 to 2014. From 2007 to 2015, he also served on the board of T2 Biosystems, Inc., a public diagnostics company, and from 2009 to 2014, he served on the board of directors of Ocular Therapeutix, Inc., a public ophthalmology company. In addition, Mr. Crane serves on the board of directors of several private life sciences companies. Mr. Crane received his B.A., M.A. and M.B.A. from Harvard University. We believe that Mr. Crane is qualified to serve on our board of directors due to his role in our founding, his institutional knowledge as a result of his continuous service on our board of directors since our inception, and his significant experience as an investor in, and executive and director of, life sciences companies.

Lincoln Chee Wang Jin, M.B.B.S., F.R.C.S., F.A.M.S. has served as one of our directors since 2014. Dr. Chee has served as Managing Director of Vertex Venture Management Pte. Ltd., an international venture capital firm, since 2014. Dr. Chee is also an Operating Partner for Advent International, a global private equity firm, where he has served since 2013. Dr. Chee was Chief Executive Officer and member of the board of directors at Quality Healthcare Asia, Hong Kong’s first publicly listed healthcare company, from 2003 and through its acquisition and privatization by Fortis Healthcare, Inc. until 2012. He also held committee positions with Hong Kong Government Food and Health Bureau on e-health Records and Primary Care Delivery Models and was an advisory member of Hong Kong Trade and Development Council. Dr. Chee previously held board positions at Arana Therapeutics, Ltd., an antibody-based drug development company that was listed on the Australia Securities Exchange (acquired by Cephalon, Inc., which was acquired by Teva Pharmaceutical Industries Ltd.), and Biosensors International Group Ltd., a global drug eluting stent company listed on Singapore Exchange. Dr. Chee is a Fellow of the Royal College of Surgeons Edinburgh and a Fellow of the Academy of Medicine Singapore in Otorhinolaryngology Head & Neck Surgery. He was an Otorhinolaryngology Head and Neck Surgery Consultant and held academic positions in Singapore General Hospital and National University of Singapore. Dr. Chee received a Bachelor of Medicine and a Bachelor of Surgery from the National University of Singapore. We believe that Dr. Chee is qualified to serve on our board of directors due to his extensive healthcare and regulatory experience.

Bernadette M. Connaughton has served as one of our directors since December 2015. Ms. Connaughton has spent her career at Bristol-Myers Squibb, a global biopharmaceutical company, where she currently serves as Lead, Market/Portfolio Evolution. From 2014 to 2016, Ms. Connaughton served as Head, European Markets, Canada and Australia. Ms. Connaughton has held other senior leadership positions at Bristol-Myers Squibb, including President-Intercontinental from 2013 to 2014; President-Japan, Pacific Rim and Canada from 2010 to 2012; Senior Vice President-U.S. Cardiovascular/Metabolic Business Unit from 2006 to 2009; and Senior Vice President-Primary Care Marketing from 2004 to 2005. She has been on the European Markets and Patient Access Committees of the European Federation of Pharmaceutical Industry Associations since 2014. Ms. Connaughton received a B.A. from Johns Hopkins University and an M.B.A. from the University of Pennsylvania. We believe Ms. Connaughton is qualified to serve on our board of directors due to her extensive management and marketing experience in multiple therapeutic areas and geographies.

Reza Halse, Ph.D. has served as one of our directors since July 2016. Since 2015, Dr. Halse has served as Head of the European Innovations Hub at Merck & Co. Inc., Investment Arm and as Associate Vice President and Partner of MRL Ventures, where he is responsible for leading business development and licensing activities, with a focus on early-stage therapeutics. From 2012 to 2015, Dr. Halse was a partner with the corporate venture capital arm of Partners HealthCare, a non-profit hospital and physicians network, where he led investments and had broad responsibility for a number of therapeutics and technology platform companies, spanning infectious disease, oncology, neurology, inflammation, and genome editing. Dr. Halse has over 12 years of therapeutic discovery and development experience in the pharmaceutical and biotechnology industries through management roles in the United Kingdom and the United States, including various positions at Partners Innovation Fund, a venture capital fund focused on commercializing technologies from the Partners HealthCare research community; Xcellsyz Ltd, a producer of cell-based platform technologies; and Novartis Pharmaceuticals, an international pharmaceutical company. He also was a founding member of BioMed Valley Discoveries, a private product development company, and served as its Director from 2008 to 2012. Since March 2016, Dr. Halse has served on the board of directors of IOmet Pharma Ltd., a drug discovery company based in the United Kingdom and a wholly owned subsidiary of Merck & Co. Dr. Halse received a B.Sc. and a Ph.D. from Newcastle University. We believe Dr. Halse is qualified to serve on our board of directors due to his extensive investment experience with pharmaceutical and biotechnology companies at various stages of discovery and development.

Steven Holtzman has served as one of our directors since April 2016. Since July 2016, Mr. Holtzman has served as President and Chief Executive Officer of Decibel Therapeutics, Inc., a company that discovers and develops novel therapeutic approaches to treat hearing loss and other hearing disorders. Since 2015, Mr. Holtzman has also served as a member of the board of directors of Molecular Partners AG, a biopharmaceutical company listed on the SIX Swiss Exchange. From January 2011 to July 2016, he served as Executive Vice President, Corporate Development at Biogen, Inc., where he led the program leadership and management group through six new drug approvals and the business development and mergers and acquisitions group through successful completion of numerous transactions. Prior to Biogen, Mr. Holtzman served as the Founder and Chief Executive Officer of Infinity Pharmaceuticals, Inc., a cancer drug discovery and development company. Mr. Holtzman served as Chair of Infinity’s board of directors from its founding in 2001 until 2012, and he served as a member of the board of directors of Anadys Pharmaceuticals, Inc., a biopharmaceutical company subsequently acquired by a division of F. Hoffman-La Roche Ltd, from 2004 to 2011. Prior to his founding of Infinity, Mr. Holtzman also was Chief Business Officer of Millennium Pharmaceuticals, Inc. (now Takeda Oncology), a genetics and genomics company, and was a Founder, a member of the board of directors and the Executive Vice President of DNX Corporation, a transgenic animal company. In addition, from 1996 to 2001, he served as a presidential appointee to the U.S. National Bioethics Advisory Commission. Mr. Holtzman received a B.A. from Michigan State University and a B.Phil. from Corpus Christi College, Oxford University, which he attended as a Rhodes Scholar. We believe Mr. Holtzman is qualified to serve on our board of directors due to his experience as an executive and founder of multiple life sciences companies.

Edwin M. Kania, Jr. has served as one of our directors since 2008. Mr. Kania is Co-Founder of Flagship Ventures, a Boston-based venture capital firm, and currently serves as a Managing Partner for several of its funds. He was Chairman of Flagship Ventures between 2001 and 2014. Mr. Kania has over 30 years of experience in the venture capital industry. Prior to co-founding Flagship Ventures in 2000, he spent 14 years as General Partner of OneLiberty Ventures and its predecessor firm, Morgan, Holland Ventures. His direct investment experience covers over 100 companies. In addition, he has been intimately involved in the launch and development of more than 20 companies as the founding, lead or co-lead investor. From 2004 to 2015, he served on the board of director of Acceleron Pharma, a public clinical stage biopharmaceutical company that focuses on regulating cellular growth. He also serves on the boards of directors of several private companies and MassBio, a not-for-profit organization that works in support of the Massachusetts biotechnology industry. Mr. Kania received a B.S. from Dartmouth College and an M.B.A. from Harvard Business School. We believe that Mr. Kania is qualified to serve on our board of directors due to his extensive investment experience in the biotechnology sector.

Ram Sasisekharan, Ph.D. is one of our co-founders and has served as a consultant to us and as one of our directors since 2007. Since 1996, Dr. Sasisekharan has served as Alfred H. Caspary Professor of Biological Engineering and Health Sciences & Technology at the Massachusetts Institute of Technology. He has also served as Director of the Harvard-Massachusetts Institute of Technology Division of Health Sciences and Technology and Edward Hood Taplin Professor of Biological Engineering & Health Sciences & Technology since 2008 and also a member of the Koch Institute for Integrative Cancer Research since 2009. Dr. Sasisekharan founded Momenta Pharmaceuticals, Inc., which focuses on the development and commercialization of complex drugs, and served on its board of directors from 2001 to 2010, and Cerulean Pharma Inc., a company focused on nanoparticle drugs for oncology, where he served on its board of directors from 2006 to 2015. Dr. Sasisekharan’s research on complex polysaccharides has led to over 180 publications and over 75 patents, including those related to the core technologies of Visterra, Inc. He was elected member of the U.S. National Academy of Inventors in 2015. He is the recipient of National Institutes of Health’s Merit Award in 2010. He has won both the Burroughs Wellcome and Beckman Foundation Young Investigator Awards and was the recipient of the 1998, 1999, 2000, and 2001 CaPCure Awards from the CaPCure Foundation. Dr. Sasisekharan served on the steering committee of the Consortium for Functional Glycomics. Dr. Sasisekharan received a B.S. from Bangalore University, an M.S. from Harvard University and a Ph.D. from Harvard Medical School. We believe Dr. Sasisekharan is qualified to serve on our board of directors due to his development of underlying technologies relevant to Visterra and his extensive knowledge of our company and industry.

Akshay K. Vaishnaw, M.D., Ph.D. has served as one of our directors since 2014. Dr. Vaishnaw has served as the Executive Vice President of Research and Development of Alnylam Pharmaceuticals, Inc., or Alnylam, which develops RNA-based therapies, since December 2014 and as Chief Medical Officer of Alnylam since June 2011. Prior to that, Dr. Vaishnaw has held a variety of positions at Alnylam, including Senior Vice President, Clinical Research from 2008 to 2011 and Vice President, Clinical Research from 2006 to 2007. Since July 2016, Dr. Vaishnaw has served as a director of Editas Medicine, Inc., a public biopharmaceutical company focused on genome editing. From 1998 to 2005, Dr. Vaishnaw held various positions at Biogen, Inc. (formerly Biogen Idec, Inc.), a biopharmaceutical company. Dr. Vaishnaw is a Fellow of the Royal College of Physicians, United Kingdom. He received his M.D. from University of Wales College of Medicine and his Ph.D. from the University of London. We believe Dr. Vaishnaw is qualified to serve on our board of directors due to his strong medical background and experience as an executive.

Board Composition and Election of Directors

Our board of directors currently consists of nine members, four of whom are designated by certain of our preferred stockholders and elected pursuant to a voting agreement that we have entered into with the holders of our preferred stock and certain of our other stockholders. The voting agreement will terminate upon the closing of this offering, and there will be no further contractual obligations regarding the election of our directors. There is currently one vacant seat on our board of directors. Following the closing of this offering, in accordance with the terms of our certificate of incorporation and by-laws that will become effective as of the closing of this offering, our board of directors will be fixed at nine members and will be divided into three classes: class I, class II and class III, with members of each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be Messrs. Crane and Kania and Dr. Sasisekharan, and their term will expire at the annual meeting of stockholders to be held in 2018;

•	the class II directors will be Drs. Chee and Vaishnaw and Ms. Connaughton, and their terms will expire at the annual meeting of stockholders to be held in 2019; and

•	the class III directors will be Drs. Halse and Pereira and Mr. Holtzman, and their terms will expire at the annual meeting of stockholders to be held in 2020.

Upon the expiration of the term of a class of directors, directors in that class are eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. In accordance with the terms of our certificate of incorporation and by-laws that will become effective upon the closing of this offering, the authorized number of directors may be changed only by resolution of the board of directors, our directors may be removed only for cause by the affirmative vote of the holders of 75% or more of our voting stock and any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

The rules established by The NASDAQ Stock Market, or NASDAQ, require that a majority of our board of directors be independent within one year of listing. In addition, the NASDAQ rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under NASDAQ rules, a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates.

Our board of directors has determined that, at the time of this offering, all of our directors, other than Dr. Pereira and Dr. Sasisekharan are independent directors, as defined by the applicable NASDAQ rules. Dr. Pereira is not an independent director because he is our President and Chief Executive Officer. Dr. Sasisekharan is not an independent director because he has received more than $120,000 from our company in each of the last three fiscal years in consulting fees and payments to his laboratory at the Massachusetts Institute of Technology. In making independence determinations, the board of directors considered the relationships that each such director has with our company and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Our board of directors has determined that Mr. Kania, Ms. Connaughton and Mr. Crane who will be members of our audit committee effective upon the effectiveness of the registration statement of which this prospectus forms a part, Mr. Crane, Ms. Connaughton, Mr. Kania and Dr. Vaishnaw, who will be members of our compensation committee effective upon the effectiveness of the registration statement of which this prospectus forms a part, and Drs. Vaishnaw and Chee, who will be members of our nominating and corporate governance committee effective upon the effectiveness of the registration statement of which this prospectus forms a part, satisfy the independence standards for their respective committees established by the SEC and NASDAQ rules, as applicable, including, in the case of the audit committee members, the independence requirements of Rule 10A-3 under the Exchange Act and, in the case of the compensation committee members, the independence requirements under Rule 10C-1 under the Exchange Act. In making such determinations, our board of directors considered the relationships that each such director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each such director.

There are no family relationships among any of our directors or executive officers.

Board Committees

Our board has established three standing committees—audit, compensation, and nominating and corporate governance—each of which will operate under a charter that has been approved by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus forms a part. Current copies of each committee’s charter will be posted on the Corporate Governance section of our website, www.visterrainc.com. The composition of each committee will be effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Audit Committee

Effective upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our audit committee will be Mr. Kania, Ms. Connaughton and Mr. Crane. Mr. Kania will chair the audit committee. The audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal audit function;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees or former employees from our independent registered public accounting firm and procedures for the receipt, retention and treatment of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, our independent registered public accounting firm and management;

•	reviewing and approving or ratifying our policies and procedures for related person transactions and reviewing, overseeing and ratifying all related person transactions; and

•	preparing the audit committee report required by SEC rules to be included in our proxy statement for our annual meeting of stockholders.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Our board of directors has determined that Mr. Kania is an “audit committee financial expert” as defined by applicable SEC rules.

Compensation Committee

Effective upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our compensation committee will be Mr. Crane, Ms. Connaughton, Mr. Kania and Dr. Vaishnaw. Mr. Crane will chair the compensation committee. The compensation committee’s responsibilities will include:

•	reviewing and approving, or making recommendations to our board with respect to, the compensation of our executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” if and to the extent then required by SEC rules; and

•	preparing the annual compensation committee report if and to the extent then required by SEC rules.

We believe that the composition of our compensation committee will meet the requirements for independence under current NASDAQ rules and SEC rules and regulations.

Nominating and Corporate Governance Committee

Effective upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our nominating and corporate governance committee will be Drs. Vaishnaw and Chee. Dr. Vaishnaw will chair the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities will include:

•	identifying individuals qualified to become board members;

•	recommending to our board the persons to be nominated for election as directors and to each of the board’s committees;

•	overseeing an annual review by the board with respect to management succession planning;

•	developing and recommending to the board corporate governance guidelines; and

•	overseeing an annual evaluation of the board.

We believe that the composition of our nominating and corporate governance compensation committee will meet the requirements for independence under current NASDAQ rules and SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

During 2016, the members of our compensation committee were Mr. Crane, who served as chair; Dr. Chee; Mr. Kania; Dr. Vaishnaw; and Kevin J. Bitterman, who resigned from our board of directors in March 2016. Dr. Bitterman served as our President and Chief Executive Officer from our inception in December 2007 until October 2010. None of the other members of our compensation committee is, or has ever been, an officer or employee of our company. Mr. Crane, funds affiliated with Mr. Crane, and affiliates of Mr. Kania, participated in our Series C convertible preferred stock financing in June 2016. See “Certain Relationships and Related Person Transactions—Series C Convertible Preferred Stock Financing” for information about the terms of this transaction. None of our executive officers serves as a member of the board of directors or compensation committee or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee.

Code of Ethics and Code of Conduct

We have adopted, effective upon the effectiveness of the registration statement of which this prospectus forms a part, a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We will post a current copy of the code on our website, www.visterrainc.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

EXECUTIVE AND DIRECTOR COMPENSATION

This section describes the material elements of our executive compensation policies for our “named executive officers” and the most important factors relevant to an analysis of these policies. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers named in the “Summary Compensation Table” below, or our “named executive officers,” and is intended to place in perspective the data presented in the following tables and the corresponding narrative.

In preparing to become a public company, we have begun a thorough review of all elements of our executive compensation program, including the function and design of our equity incentive programs. We have begun, and expect to continue in the coming months, to evaluate the need for revisions to our executive compensation program to ensure that our program is competitive with the companies with which we compete for executive talent and is appropriate for a public company.

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to our named executive officers during our fiscal years ended December 31, 2014 and 2015.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)(2)	All Other Compensation($)(6)	Total ($)
Brian J. G. Pereira, M.D.(1)	2015	514,667	550,000	(3)	252,385	540	1,317,592
President and Chief Executive Officer	2014	500,000	166,500	(4)	—	517	667,017

David A. Arkowitz	2015	317,757	158,000	(3)	322,508	540	798,805
Chief Operating Officer and Chief Financial Officer	2014	305,000	182,000	(4)(5)	—	517	487,517

Zachary H. Shriver, Ph.D.	2015	288,213	79,000	(3)	126,193	540	493,946
Vice President, Research	2014	269,829	70,000	(4)	—	1,304	341,133

(1)	Dr. Pereira currently serves as a member of our board of directors but does not receive any additional compensation for his service as a director.
(2)	The amounts reported in the “Option Awards” column reflect the aggregate grant-date fair value of the options awarded during the year computed in accordance with Financial Accounting Standards Board, Accounting Standards Codification Topic 718. See Note 12 to our consolidated financial statements appearing at the end of this prospectus for assumptions underlying the valuation of equity awards.
(3)	The amounts reported reflect amounts earned for performance in 2015 and paid in March 2016.
(4)	The amounts reported reflect amounts earned for performance in 2014 and paid in March 2015.
(5)	The amount reported reflects a retention bonus paid in October 2014.
(6)	The amounts reported in the “All Other Compensation” column reflect reimbursement of long-term disability premiums.

Narrative to Summary Compensation Table

Base Salary. In 2014, we paid base salaries of $500,000 to Dr. Pereira, $305,000 to Mr. Arkowitz and $269,829 to Dr. Shriver. In 2015, we paid base salaries of $514,667 to Dr. Pereira, $317,757 to Mr. Arkowitz and $288,213 to Dr. Shriver. Effective February 1, 2016, base salaries were set at $516,000 for Dr. Pereira, $341,550 for Mr. Arkowitz and $299,074 for Dr. Shriver. We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all of our employees, including our named executive officers. None of our named executive officers are party to an employment agreement, or other agreement or arrangement, that provides for automatic or scheduled increases in base salary.

Annual Bonus. Our board of directors may, in its discretion, award bonuses to our named executive officers from time to time. We typically establish annual bonus targets based on a set of specified corporate goals for our named executive officers and conduct an annual performance review to determine the attainment of such goals. Our management may propose bonus awards to the compensation committee of the board or the board primarily based on such review process. Our compensation committee makes the final determination of the eligibility requirements for and the amount of the bonus awards paid to our executive officers other than our Chief Executive Officer, and our board of directors makes the final determination of the eligibility requirements for and the amount of the bonus awards paid to our Chief Executive Officer. With respect to 2014, we awarded bonuses, which were paid in March 2015, of $166,500 to Dr. Pereira, $122,000 to Mr. Arkowitz and $70,000 to Dr. Shriver. We also awarded Mr. Arkowitz a $60,000 retention bonus, which was paid in October 2014. With respect to 2015, we awarded bonuses, which were paid in March 2016, of $550,000 to Dr. Pereira, $158,000 to Mr. Arkowitz and $79,000 to Dr. Shriver.

Equity Incentives. Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our compensation committee and board of directors periodically review the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them in the form of stock options. Prior to this offering, our executives were eligible to participate in the 2008 stock incentive plan, as amended, or the 2008 Plan. Following the closing of this offering, our employees and executives will be eligible to receive stock options and other stock-based awards pursuant to the 2017 stock incentive plan, or the 2017 Plan.

We use stock options to compensate our executive officers in the form of initial grants in connection with the commencement of employment and also at various times, often but not necessarily annually, if we have performed as expected or better than expected. Prior to this offering, the award of stock options to our executive officers, other than our Chief Executive Officer, has been made by our board or compensation committee, and the award of stock options to our Chief Executive Officer has been made by our board. None of our executive officers is currently party to an employment agreement that provides for automatic award of stock options. We have granted stock options to our executive officers with both time-based and performance-based vesting. The options that we have granted to our executive officers with time-based vesting typically become exercisable as to 1/48th of the shares underlying the option monthly over four years or as to 1/16th of the shares underlying the option quarterly over four years. The options that we have granted to date to our executive officers with performance-based vesting become exercisable upon the occurrence of specified business transactions or other specified milestones. Vesting and exercise rights typically cease shortly after termination of employment except in the case of death or disability. In the case of Dr. Pereira, Mr. Arkowitz and Dr. Shriver, option vesting accelerates in certain circumstances upon a change of control. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including no voting rights and no right to receive dividends or dividend equivalents.

We have historically granted stock options with exercise prices that are equal to the fair market value of our common stock on the date of grant as determined by our board of directors, based on a number of objective and subjective factors. The exercise price of all stock options granted after the closing of this offering will be at least equal to the fair market value of shares of our common stock on the date of grant, which will be determined by reference to the closing market price of our common stock on the date of grant. We did not grant equity awards to any of our named executive officers in 2014. In April 2015, we amended an option agreement that we entered into with Dr. Pereira in October 2013. Pursuant to the amended option agreement, Dr. Pereira’s options granted thereunder vest as follows: (1) 4,100,000 shares of our common stock vested as to 25% of the shares underlying the option on July 15, 2014, with the remainder vesting quarterly thereafter through July 15, 2017, (2) 1,257,500 shares of our common stock vested as to 471,563 of the shares underlying the option on the effective date of the amendment and 1/16th of the shares underlying the option vested on April 15, 2015, with the remainder vesting quarterly thereafter, and (3) 665,000 shares of our common stock vest as to 100% of the shares underlying the option upon the closing of this offering. In addition, in July 2015, we granted to Dr. Pereira an option to purchase 500,000 shares of our common stock, which option vested as to 100% of the shares underlying the option upon our entry into an agreement with the U.S. Biomedical Advanced Research and Development Authority, or BARDA, in September 2015. In July 2015, we also granted to Mr. Arkowitz an option to purchase 250,000 shares of our common stock, which option will vest as to 100% of the shares underlying the option upon the closing of this offering, and we granted to Dr. Shriver an option to purchase 250,000 shares of our common stock, which option will vest in approximately equal monthly installments through December 31, 2018. In December 2015, we also granted to Mr. Arkowitz an option to purchase 200,000 shares of our common stock, which option will vest in approximately equal monthly installments through December 31, 2019, in recognition of his efforts in connection with our entry into the BARDA contract.

In March 2016, we granted Mr. Arkowitz an option to purchase 200,000 shares of our common stock, which options will vest in approximately equal monthly installments through December 31, 2019. In August 2016, we also granted Mr. Arkowitz and Dr. Shriver options to purchase 130,000 and 110,000 shares of our common stock, respectively, which options will vest in equal monthly installments over 12 months with vesting to commence as to 50% of the shares underlying the options upon BARDA’s election to fund Option 1 (as defined in our agreement with BARDA) by December 31, 2017 and as to 50% of the shares underlying the option upon our receipt of more than $15 million in non-dilutive financing by December 31, 2017, as determined in the sole discretion of our board of directors. In September 2016, we amended Dr. Pereira’s employment agreement to provide for an option to purchase 600,000 shares of our common stock, which option will vest in equal monthly installments over 48 months beginning on January 1, 2016. In addition, in September 2016, we granted Dr. Pereira an option to purchase 200,000 shares of our common stock, which option will vest in equal monthly installments over 12 months with vesting to commence as to 50% of the shares underlying the option upon BARDA’s election to fund Option 1 (as defined in our agreement with BARDA) by December 31, 2017 and as to 50% of the shares underlying the option upon our receipt of more than $15 million in non-dilutive financing by December 31, 2017, as determined in the sole discretion of our board of directors.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning outstanding equity awards for each of our named executive officers at December 31, 2015:

Name	Option Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
Brian J. G. Pereira, M.D.	—		1,793,750	(1)	—		0.23	10/15/2023
	—		550,156	(2)	—		0.23	10/15/2023
	—		—		665,000	(3)	0.23	10/15/2023
	500,000	(4)	—		—		0.68	7/21/2025

David A. Arkowitz	592,764		461,039	(5)	—		0.23	10/15/2023
	—		—		250,000	(6)	0.68	7/21/2025
	—		200,000	(7)	—		1.36	12/16/2025

Zachary H. Shriver, Ph.D.	150,000		—		—		0.16	3/17/2019
	250,000		—		—		0.16	1/20/2020
	268,750		31,250	(8)	—		0.23	12/4/2022
	62,500		187,500	(9)	—		0.68	7/21/2025

(1)	This option provides for vesting as to 25% of the shares underlying the option on July 15, 2014, and an additional 6.25% of the shares underlying the option at the end of each successive three-month period until July 15, 2017.
(2)	This option provides for vesting as to 550,156 of the shares underlying the option on April 15, 2015, and as to 6.25% of the shares underlying the option at the end of each successive three-month period following until July 15, 2017.
(3)	This option provides for vesting as to 100% of the shares underlying the option immediately upon the closing of this offering.
(4)	This option provides for vesting as to 100% of the shares underlying the option upon our entry into an agreement with BARDA, which occurred in September 2015.
(5)	This option provides for vesting as to 25% of the shares underlying the option on September 30, 2014, and as to an additional 2.0833% of the shares underlying the option at the end of each successive one-month period until September 30, 2017.
(6)	This option provides for vesting as to 100% of the shares underlying the option immediately upon the closing of this offering.
(7)	This option provides for vesting as to 2.0833% of the shares underlying the option on January 31, 2016, and as to an additional 2.0833% of the shares underlying the option at the end of each successive one-month period until December 31, 2019.
(8)	This option provides for vesting as to 2.0833% of the shares underlying the option on June 14, 2012, and as to an additional 2.0833% of the shares underlying the option at the end of each successive one-month period until May 14, 2016.
(9)	This option provides for vesting as to 2.0833% of the shares underlying the option on January 31, 2015, and as to an additional 2.0833% of the shares underlying the option at the end of each successive one-month period until December 31, 2018.

Employment Agreements

Agreement with Dr. Pereira

Dr. Pereira was appointed as our Chief Executive Officer pursuant to a letter of employment with us dated July 6, 2013, which was amended on April 15, 2015 and September 7, 2016. Dr. Pereira is an at-will employee, and his employment with us can be terminated by him or us at any time and for any reason. In February 2015, Dr. Pereira’s base salary was increased from the then-current rate of $500,000 per annum to $516,000 per annum, which is subject to review and adjustment. Dr. Pereira is also eligible to receive a discretionary bonus in a target amount up to 50% of his annual base salary, which may be more or less, as determined by our board of directors.

In the event of the termination of Dr. Pereira’s employment by us without cause or by him for good reason, he will be entitled to an amount equal to his base salary paid out in equal installments over the twelve months following such termination. Upon the occurrence of a change of control, as defined in his employment letter, Dr. Pereira will be entitled to the automatic vesting and exercisability of 50% of his unvested stock options. Upon the occurrence of a change of control and the termination of Dr. Pereira’s employment by us without cause or by him for good reason, in either case, within twelve months of a change of control, he will be entitled to an amount equal to 24 months of his base salary plus his target bonus for each year, payable within 45 days of such termination. In addition, upon the occurrence of a change of control and the termination of Dr. Pereira’s employment by us without cause or by him for good reason, in either case, within 12 months of a change of control, he also will be entitled to the automatic vesting and exercisability of all of his unvested stock options, with the exception of his option to purchase 600,000 shares of our common stock, which was granted in connection with the September 2016 amendment to his letter of employment, the vesting of which will be accelerated by 24 months.

Agreement with Mr. Arkowitz

Mr. Arkowitz was appointed as our Chief Financial Officer and Chief Operating Officer pursuant to a letter of employment with us dated August 23, 2013. Mr. Arkowitz is an at-will employee, and his employment with us can be terminated by him or us at any time and for any reason. In February 2016, Mr. Arkowitz’s base salary was increased from the then-current rate of $330,000 per annum to $341,550 per annum, which is subject to review and adjustment. In addition, Mr. Arkowitz is eligible to receive a discretionary bonus in a target amount up to 40% of his annual base salary, which may be more or less, as determined by our board of directors.

In the event of the termination of Mr. Arkowitz’s employment by us without cause or by him for good reason prior to, or more than twelve months following, a change of control, as defined in his employment letter, Mr. Arkowitz will be entitled to an amount equal to his base salary paid out in equal installments over the twelve months following such termination. If his termination occurs within twelve months following a change of control, Mr. Arkowitz will be entitled to an amount equal to his base salary paid out in equal installments over the twelve months following such termination and the automatic vesting and exercisability of all of his unvested stock options. Upon the occurrence of a change of control, Mr. Arkowitz will be entitled to the automatic vesting and exercisability of 50% of his unvested stock options.

Agreement with Dr. Shriver

Dr. Shriver was appointed as our Vice President of Research pursuant to a letter of employment with us dated September 26, 2008, which was amended on December 7, 2012 and October 1, 2014. Dr. Shriver is an at-will employee, and his employment with us can be terminated by him or us at any time and for any reason. In February 2016, Dr. Shriver’s base salary was increased from the then-current rate of $288,960 per annum to $299,074 per annum, which is subject to review and adjustment. Dr. Shriver is also eligible to receive a discretionary bonus in a target amount up to 25% of his annual base salary, which may be more or less, as determined by our board of directors.

In the event of the termination of Dr. Shriver’s employment by us without cause or by him for good reason prior to, or more than twelve months following, a change of control, as defined in his employment letter, Dr. Shriver will be entitled to an amount equal to his base salary paid out in equal installments over the twelve months following such termination. If his termination occurs within twelve months following a change of control, Dr. Shriver will be entitled to an amount equal to his base salary paid out in equal installments over the twelve months following such termination and the automatic vesting and exercisability of all of his unvested stock options. Upon the occurrence of a change of control, Dr. Shriver will be entitled to the automatic vesting and exercisability of 50% of his unvested stock options.

Employee Confidentiality, Non-Competition, Non-Solicitation and Assignment Agreements

Each of our named executive officers has entered into a standard form agreement with respect to confidential information, non-competition, non-solicitation and assignment of inventions. Under this agreement, each executive officer has agreed to protect our confidential and proprietary information and to assign to us related intellectual property that is developed during such executive officer’s employment and that relates to our business or research and development or from the use of our property, premises or confidential information. In addition, each executive officer has agreed not to compete with us during his or her employment and for a period of one year after the termination of his or her employment and not to solicit our employees or customers during his or her employment and for a period of one year after the termination of his or her employment.

Stock Option and Other Compensation Plans

2008 Stock Incentive Plan

The 2008 stock incentive plan, or 2008 Plan was first adopted by our board of directors and approved by our stockholders in October 2008 and was amended in January 2010, October 2010, May 2012, February 2013, October 2013, April 2015, March 2016 and September 2016 to increase the number of shares available for issuance under the plan. The 2008 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units and other stock-based awards. Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2008 Plan. However, incentive stock options may only be granted to our employees.

Our board of directors administers the 2008 Plan. Pursuant to the terms of the 2008 Plan, our board of directors, or a committee thereof, selects the recipients of awards and determines:

•	the number of shares of our common stock covered by options;

•	the type of options to be granted;

•	the terms, conditions and limitations applicable to the exercise of options;

•	the duration of options;

•	the exercise price of options; and

•	the number of shares of our common stock subject to, and the terms and conditions of, any awards of restricted stock, restricted stock units, and other stock-based awards, including conditions for vesting and repurchase (or forfeiture) and the issue price or purchase price, if any.

Pursuant to the 2008 Plan, to the extent permitted by applicable law, our board of directors may delegate its powers under the 2008 Plan to one or more committees or subcommittees of our board.

As of October 15, 2016, (i) there were 1,565,146 shares of our common stock reserved and available for future issuance under the 2008 Plan, subject to adjustment as provided below in connection with changes in capitalization, and (ii) there were outstanding options to purchase an aggregate of 11,574,074 shares of common stock at a weighted average exercise price of $0.50 per share. Effective as of immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will grant no further stock options or other awards under the 2008 Plan, but awards outstanding under the 2008 Plan may remain outstanding beyond that date. However, any shares of common stock reserved and available for future issuance under the 2008 Plan that remain available for grant immediately prior to the effectiveness of the registration statement of which this prospectus forms a part and any shares of common stock subject to awards under the 2008 Plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased at their original issuance price pursuant to a contractual repurchase right will be available for issuance under the 2017 Plan (subject, in the case of incentive stock options, to any limitations of the Internal Revenue Code).

In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend:

•	the number and class of securities available under the 2008 Plan;

•	the number and class of securities underlying, and exercise price per share of, each outstanding option under the 2008 Plan;

•	the number of shares subject to and the repurchase price per share subject to each outstanding restricted stock award under the 2008 Plan; and/or

•	the terms of each other outstanding award under the 2008 Plan will be equitably adjusted by us (or substitute awards may be made, if applicable) in a manner determined by our board of directors.

Upon a reorganization event, as defined in the 2008 Plan, our board of directors may, in the case of awards under the 2008 Plan, take one or more of the following actions as to all or any, or any portion of, outstanding awards, other than restricted stock awards on such terms as our board of directors determines:

•	provide that outstanding awards will be assumed or a substantially similar awards will be substituted by the acquiring or succeeding corporation (or an affiliate thereof);

•	provide, upon written notice to the participant, that unexercised awards will terminate immediately prior to the consummation of such reorganization event unless exercised within a specified period of time following the date of such notice;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to such awards will lapse, in full or in part, at or immediately prior to such reorganization event;

•	in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to a participant equal to the excess, if any, of (i) the acquisition price times the number of shares of our common stock subject to such participant’s outstanding awards (to the extent then exercisable at prices not in excess of the acquisition price), over (ii) the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards;

•	provide that in the event of a liquidation or dissolution, awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise price thereof and any applicable tax withholdings); or

•	any combination of the foregoing.

Our board of directors is not obligated under the 2008 Plan to treat all awards, all awards held by a participant or all awards of the same type, identically.

Upon a reorganization event, as defined in the 2008 Plan, other than our liquidation or dissolution, the repurchase and other rights we may have under each outstanding restricted stock award under the 2008 Plan will inure to the benefit of our successor and will, unless our board of directors determines otherwise, apply to the cash, securities or other property which our common stock was converted into or exchanged for pursuant to such reorganization event in the same manner and to the same extent as they applied to the common stock subject to such restricted stock award. Upon a reorganization event involving our liquidation or dissolution, except to the extent specifically provided to the contrary in the instrument evidencing any restricted stock award under the 2008 Plan or any other agreement between a participant and us, all restrictions and conditions on all restricted stock awards then outstanding will automatically be deemed terminated or satisfied.

Our board of directors may at any time provide that any award under the 2008 Plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be. Our board of directors may amend, modify or terminate any outstanding award under the 2008 Plan, including but not limited to, substituting another award of the same or a different type, changing the date of exercise or realization, and converting an incentive stock option to a nonstatutory stock option, subject in certain cases to the participant’s consent. Our board of directors may amend, suspend or terminate the 2008 Plan or any portion thereof at any time, subject to any stockholder approval requirements under the Internal Revenue Code with respect to incentive stock options. Unless otherwise specified in the amendment, any amendment to the 2008 Plan will apply to, and be binding on the holders of, all awards outstanding under the 2008 Plan at the time the amendment is adopted, provided that our board of directors determines that such amendment does not materially and adversely affect the rights of participants under the 2008 Plan.

2017 Stock Incentive Plan

We expect our board of directors to adopt and our stockholders to approve the 2017 stock incentive plan, or 2017 Plan, which will become effective upon effectiveness of the registration statement of which this prospectus forms a part. The 2017 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards. Upon effectiveness of the 2017 Plan, the number of shares of our common stock that will be reserved for issuance under the 2017 Plan will equal the sum of: (1)            ; plus (2) the number of shares (up to                 shares) equal to the sum of the number of shares of our common stock then available for issuance under the 2008 Plan and the number of shares of our common stock subject to outstanding awards under the 2008 Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual right.

Our employees, officers, directors, consultants and advisors will be eligible to receive awards under the 2017 Plan; however, incentive stock options may only be granted to our employees.

The 2017 Plan will be administered by our board of directors. Pursuant to the terms of the 2017 Plan, our board of directors, or a committee thereof, will select the recipients of awards and determine:

•	the number of shares of common stock covered by options and the conditions and limitations applicable to the exercise of options;

•	the type of options to be granted;

•	the exercise price of options, which must be at least equal to the fair market value of our common stock on the date of grant;

•	the duration of options, which may not be in excess of ten years; and

•	the number of shares of common stock subject to any stock appreciation rights, restricted stock awards, restricted stock units or other stock-based awards and the terms and conditions of such awards,

including the issue price or purchase price (if any) and conditions for vesting and repurchase (or forfeiture), provided that the measurement price for stock appreciation rights must be at least equal to the fair market value of our common stock on the date of grant and the duration of stock appreciation rights may not be in excess of ten years.

To the extent permitted by applicable law, our board of directors may delegate its powers under the 2017 Plan to one or more committees or subcommittees of our board or to one or more of our officers. If our board of directors delegates authority to an officer to grant awards under the 2017 Plan, the officer will have the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such officer, including the exercise price of such awards (which may include a formula by which the exercise price will be determined), and the maximum number of shares subject to awards that such officer may make.

In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, our board of directors will be required by the 2017 Plan to make equitable adjustments, in a manner determined by our board, to:

•	the number and class of securities available and the share counting rules under the 2017 Plan;

•	the number and class of securities and exercise price per share of each outstanding option;

•	the share and per-share provisions and measurement price of each outstanding stock appreciation right;

•	the number of shares and the repurchase price per share subject to each outstanding restricted stock award or restricted stock unit award; and

•	the share and per-share-related provisions and purchase price, if any, of any outstanding other stock-based award.

Upon a reorganization event, as defined in the 2017 Plan, our board of directors, may, on such terms as our board of directors determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and us) take any one or more of the following actions pursuant to the 2017 Plan, as to some or all outstanding awards, other than restricted stock:

•	provide that all outstanding awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

•	upon written notice to a participant, provide that the participant’s unvested and/or unexercised awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the participant (to the extent then exercisable) within a specified period following the date of such notice;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (i) the number of shares of common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (ii) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such awards;

•	provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings); or

•	any combination of the foregoing.

Our board of directors is not obligated under the 2017 Plan to treat all awards, all awards held by a participant, or all awards of the same type, identically.

In the case of certain restricted stock unit awards, no assumption or substitution will be permitted and the restricted stock unit awards will instead be settled in accordance with the terms of the applicable restricted stock unit agreement, and in certain circumstances, any unvested restricted stock unit awards will be terminated immediately prior to the consummation of the reorganization event without any payment in exchange therefor.

Upon the occurrence of a reorganization event other than our liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless our board of directors may otherwise determine, apply to the cash, securities or other property into which our common stock is converted pursuant to the reorganization event in the same manner and to the same extent as they applied to such restricted stock, provided, however, that our board of directors may provide for the termination or deemed satisfaction of such repurchase or other rights under the agreement evidencing the restricted stock award or any other agreement between a participant and us, either initially or by amendment. Upon the occurrence of a reorganization event involving our liquidation or dissolution, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award or any other agreement between a participant and us.

At any time, our board of directors may provide that any award under the 2017 Plan will become immediately exercisable in whole or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

Except with respect to certain actions requiring stockholder approval under the Internal Revenue Code or the rules of The NASDAQ Stock Market, our board of directors may amend, modify or terminate any outstanding award under the 2017 Plan, including but not limited to, substituting therefor another award of the same or a different type, changing the date of exercise or realization, and converting an incentive stock option into a nonstatutory stock option, subject to certain participant consent requirements. Unless our stockholders approve such action, the 2017 Plan provides that we may not (except as otherwise permitted in connection with a change in capitalization or reorganization event):

•	amend any outstanding stock option or stock appreciation right granted under the 2017 Plan to provide an exercise or measurement price per share that is lower than the then-current exercise or measurement price per share of such outstanding award;

•	cancel any outstanding option or stock appreciation right (whether or not granted under the 2017 Plan) and grant in substitution therefor new awards under the 2017 Plan (other than substitute awards permitted in connection with a merger or consolidation of an entity with us or our acquisition of property or stock of another entity) covering the same or a different number of shares of our common stock and having an exercise or measurement price per share lower than the then-current exercise or measurement price per share of the cancelled award;

•	cancel in exchange for a cash payment any outstanding option or stock appreciation right with an exercise or measurement price per share above the then-current fair market value of our common stock; or

•	take any other action that constitutes a “repricing” within the meaning of the rules of The NASDAQ Stock Market.

No award may be granted under the 2017 Plan after                     , but awards previously granted may remain outstanding beyond that date. Our board of directors may amend, suspend or terminate the 2017 Plan or any portion thereof at any time, except that stockholder approval will be required to comply with the Internal Revenue Code or stock market requirements.

401(k) Retirement Plan

We maintain a defined contribution employee retirement plan for our employees. Our 401(k) plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code so that contributions to our 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan. Our 401(k) plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, up to a statutory limit, which is $18,000 for 2016. Participants who are at least 50 years old can also make “catch-up” contributions, which in 2016 could be up to an additional $6,000 above the statutory limit. Under our 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee, subject to participants’ ability to give investment directions by following certain procedures.

2015 Director Compensation

Prior to this offering, we did not have a formal non-employee director compensation policy. We have historically reimbursed our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of director and committee meetings. Dr. Pereira, one of our directors who also serves as our President and Chief Executive Officer, does not receive any additional compensation for his service as a director. The compensation that we pay to our President and Chief Executive Officer is discussed in the “Executive and Director Compensation” section of this prospectus.

The following table sets forth information regarding compensation earned by our non-employee directors during 2015.

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)	All Other Compensation ($)		Total ($)
Alan L. Crane	—		—	—		—
Lincoln Chee Wang Jin, M.B.B.S., F.R.C.S., F.A.M.S.	—		—	—		—
Bernadette M. Connaughton	—		—	—		—
Reza Halse, Ph.D.(1)	—		—	—		—
Steven Holtzman(1)	—		—	—		—
Edwin M. Kania, Jr.	—		—	—		—
Ram Sasisekharan, Ph.D.	—		—	100,000	(2)	100,000
Akshay K. Vaishnaw, M.D., Ph.D.	25,000	(3)	—	—		25,000

(1)	Joined our board of directors in 2016.
(2)	Consists of amounts earned by Dr. Sasisekharan in 2015 in exchange for services provided to us pursuant to a consulting agreement.
(3)	Consists of board retainer fees earned by Dr. Vaishnaw in 2015.

We have agreed to pay to each of Dr. Vaishnaw and Mr. Holtzman a board retainer fee of $25,000 per annum in equal quarterly installments for their service on our board of directors. In addition, in connection with his election to our board in July 2016, we granted Mr. Holtzman an option to purchase 75,000 shares of our common stock, with the stock option vesting as to 1/48th of the shares underlying the option for each month of continued service beginning on April 1, 2016.

In February 2013, we entered into a consulting agreement with Ram Sasisekharan, Ph.D., one of our directors, under which Dr. Sasisekharan advises us on the development of diagnostics, vaccines and therapeutics for programs focused on influenza and parainfluenza, Dengue, human immunodeficiency virus and tissue factor pathway inhibitor, and provides other consulting services as we may reasonably request from time to time. The consulting agreement has an initial term of five years, which may be extended by mutual consent, and provided for a $75,000 annual consulting fee, which annual fee was increased to $100,000 in October 2014. For additional information on our consulting agreement with Dr. Sasisekharan, see “Certain Relationships and Related Person Transactions—Consulting Agreement and Gift to Director.”

Limitation of Liability and Indemnification

Our certificate of incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers specified liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we have entered into indemnification agreements with our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each such director and executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our directors or executive officers.

Some of our non-employee directors may, through their relationships with their employers, be insured or indemnified against specified liabilities incurred in their capacities as members of our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since January 1, 2013, we have engaged in the following transactions with our directors and executive officers and holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% stockholders in which the amount involved exceeded $120,000. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Series A Convertible Preferred Stock Financing

In May 2012, we issued and sold an aggregate of 12,906,301 shares of our Series A convertible preferred stock at a price of $1.00 per share for an aggregate purchase price of $12.9 million. The shares of Series A convertible preferred stock included 7,250,001 shares of Series A convertible preferred stock that were issued upon the conversion of $7.3 million in outstanding principal under the convertible promissory notes that we had previously issued to certain of the purchasers in September 2010, February 2012 and April 2012. In connection with the cancellation of outstanding interest under the convertible promissory notes, which accrued at a rate of 5.0% per year, we issued to the noteholders warrants to purchase the number of shares of our common stock equal to (i) 25%, multiplied by (ii) the aggregate principal amount outstanding under each such convertible promissory note at the time of conversion, multiplied by (iii) the number of years such convertible promissory note had then been outstanding (calculated on a per-day basis). The warrants have an exercise price of $0.01 per share. In September 2012, we issued and sold an aggregate of 2,404,500 additional shares of Series A convertible preferred stock at a price of $1.00 per share for an aggregate purchase price of $2.4 million. In November 2012, we issued and sold an aggregate of 10,789,199 additional shares of our Series A convertible preferred stock at a price of $1.00 per share for an aggregate purchase price of $10.8 million. In November 2013, we issued and sold an aggregate of 8,130,000 additional shares of our Series A convertible preferred stock at a price of $1.00 per share for an aggregate purchase price of $8.1 million.

The following table sets forth the aggregate number of shares of our Series A convertible preferred stock and warrants for the purchase of our common stock that we issued to our officers, directors and 5% stockholders and their respective affiliates in these transactions.

Purchaser	Shares of Series A Convertible Preferred Stock	Warrants for Common Stock	Purchase Price ($)
Entities affiliated with Polaris Partners(1)	11,948,287	1,193,657	11,948,287
Entities affiliated with Flagship Ventures(2)	10,838,786	1,186,623	10,838,786
Bill & Melinda Gates Foundation	6,800,000	—	6,800,000
Alan L. Crane	350,000	—	350,000
Brian J. G. Pereira, M.D.(3)	150,000	—	150,000
David A. Arkowitz	70,000	—	70,000

(1)	Consists of (a) 11,529,312 shares of Series A convertible preferred stock and 1,151,801 warrants purchased by Polaris Venture Partners V, L.P.; (b) 224,704 shares of Series A convertible preferred stock and 22,448 warrants purchased by Polaris Venture Partners Entrepreneurs’ Fund V, L.P.; (c) 78,976 shares of Series A convertible preferred stock and 7,890 warrants purchased by Polaris Venture Partners Founders’ Fund V, L.P.; and (d) 115,295 shares of Series A convertible preferred stock and 11,518 warrants purchased by Polaris Venture Partners Special Founders’ Fund V, L.P. Alan L. Crane, Chairman of our board of directors, is a general partner of Polaris Venture Partners, an affiliate of the Polaris Funds listed above.
(2)	Consists of (a) 8,338,786 shares of Series A convertible preferred stock and 1,186,623 warrants purchased by Flagship Ventures Fund 2007, L.P.; (b) 2,000,000 shares of Series A convertible preferred stock purchased by Flagship Ventures Fund IV, L.P.; and (c) 500,000 shares of Series A convertible preferred stock purchased by Flagship Ventures Fund IV-Rx, L.P. Edwin M. Kania, Jr., a member of our board of directors, is the managing partner and chairman of Flagship Ventures, an affiliate of Flagship Ventures Fund 2007, L.P., Flagship Ventures Fund IV, L.P. and Flagship Ventures Fund IV-Rx, L.P.

(3)	Consists of 150,000 shares of Series A convertible preferred stock purchased by the Brian J G Pereira Irrevocable Trust.

Consulting Agreement and Gift to Director

In February 2013, we entered into a consulting agreement with Ram Sasisekharan, Ph.D., one of our directors, under which Dr. Sasisekharan advises us on the development of diagnostics, vaccines, and therapeutics for programs focused on influenza and parainfluenza, Dengue, human immunodeficiency virus and tissue factor pathway inhibitor, and provides other consulting services as we may reasonably request from time to time. The consulting agreement has an initial term of five years, which may be extended by mutual consent, and provided for a $75,000 annual consulting fee, which annual fee was increased to $100,000 in October 2014. We may terminate the agreement immediately in the event of an incurable breach, and either we or Dr. Sasisekharan may terminate the agreement for any reason with 30 days prior notice. Under the agreement, Dr. Sasisekharan is obligated to disclose to us all discoveries and developments made in the course of the consultancy, which discoveries and developments are our exclusive property. During the term of the agreement and for 12 months thereafter, Dr. Sasisekharan may not provide consulting services to any of our competitors and may not enter into or perform any agreement with commercial third parties in which he directly or indirectly accepts funding that could reasonably be expected to result in a claim by that third party to any of our intellectual property. In addition, during the term of the consulting agreement and for a period of five years after the termination of the consulting agreement, Dr. Sasisekharan is obligated to take reasonable precautions to protect our confidential information. He has also agreed to use our confidential information only as is necessary to perform his obligations under the agreement.

In addition, in May 2013, we made an unrestricted gift to Dr. Sasisekharan’s laboratory at the Massachusetts Institute of Technology in recognition of his contributions in the area of infectious disease. The gift was in the amount of $375,000, and was paid in two equal installments in 2013 and 2014.

Series B Convertible Preferred Stock Financing

In May 2014, we issued and sold an aggregate of 12,000,000 shares of our Series B convertible preferred stock at a price of $1.25 per share for an aggregate purchase price of $15.0 million. In September 2014, we issued and sold an aggregate of 12,000,000 additional shares of Series B convertible preferred stock and 2,999,997 shares of common stock at a price of $1.25 per unit, with each unit consisting of one share of Series B convertible preferred stock and 0.25 shares of common stock, for an aggregate purchase price of $15.0 million. In addition, in September 2014, we issued 2,999,996 shares of common stock, representing 0.25 shares of common stock for each share of Series B convertible preferred stock that we issued and sold in May 2014. The following table sets forth the aggregate number of shares of our Series B convertible preferred stock and common stock that we issued to our officers, directors and 5% stockholders and their respective affiliates in these transactions.

Purchaser	Shares of Series B Convertible Preferred Stock	Shares of Common Stock	Purchase Price ($)
Entities affiliated with Polaris Partners(1)	3,077,568	769,390	3,846,960
Entities affiliated with Flagship Ventures(2)	2,791,789	697,945	3,489,736
Merck Sharp & Dohme Corp.(3)	8,000,000	2,000,000	10,000,000
V-Sciences Investment Pte. Ltd.	5,200,000	1,300,000	6,500,000
Vertex Global Healthcare Fund I Pte. Ltd.(4)	2,800,000	700,000	3,500,000
Brian J. G. Pereira, M.D.(5)	80,000	20,000	100,000
David A. Arkowitz	24,000	6,000	30,000

(1)

Consists of (a) 2,969,651 shares of Series B convertible preferred stock and 742,412 shares of common stock purchased by Polaris Venture Partners V, L.P.; (b) 57,878 shares of Series B convertible preferred stock and 14,469 shares of common stock purchased by Polaris Venture Partners Entrepreneurs’ Fund V,

L.P.; (c) 20,342 shares of Series B convertible preferred stock and 5,085 shares of common stock purchased by Polaris Venture Partners Founders’ Fund V, L.P.; and (d) 29,697 shares of Series B convertible preferred stock and 7,424 shares of common stock purchased by Polaris Venture Partners Special Founders’ Fund V, L.P. Alan L. Crane, Chairman of our board of directors, is a general partner of Polaris Venture Partners, an affiliate of the Polaris Funds listed above.
(2)	Consists of (a) 2,233,431 shares of Series B convertible preferred stock and 558,357 shares of common stock purchased by Flagship Ventures Fund IV, L.P. and (b) 558,358 shares of Series B convertible preferred stock and 139,588 shares of common stock purchased by Flagship Ventures Fund IV-Rx, L.P. Edwin M. Kania, Jr., a member of our board of directors, is the Managing Partner and Chairman of Flagship Ventures, an affiliate of Flagship Ventures Fund IV, L.P. and Flagship Ventures Fund IV-Rx, L.P.
(3)	Reza Halse, a member of our board of directors since July 2016, is Head of the European Innovations Hub at Merck & Co. Inc., Investment Arm, and Associate Vice President and Partner of MRL Ventures, each affiliates of Merck Sharp & Dohme Corp.
(4)	Lincoln Chee Wang Jin, a member of our board of directors, is managing director of Vertex Venture Management Pte. Ltd., an affiliate of Vertex Global Healthcare Fund I Pte. Ltd.
(5)	Consists of 80,000 shares of Series B convertible preferred stock and 20,000 shares of common stock purchased by Dr. Pereira and subsequently transferred to the Brian J G Pereira Irrevocable Trust.

Loan to Officer

In October 2014, we loaned $234,600 to our Vice President of Development, José M. Trevejo, M.D., Ph.D., in connection with the commencement of his employment with us. The borrowed amount accrued interest at the rate of 1.86% per year, and the original repayment date of the loan was December 31, 2017. The loan was evidenced by a secured promissory note and was collateralized by all of our capital stock that he owned or would own in the future. In October 2015, Dr. Trevejo made a payment of $4,364, which payment covered the interest accrued in the first year of the loan. On December 8, 2015, Dr. Trevejo repaid the outstanding principal and interest due under the loan, and we terminated the promissory note.

Series C Convertible Preferred Stock Financing

In June 2016, we issued and sold an aggregate of 15,931,035 shares of our Series C convertible preferred stock at a price of $1.45 per share for an aggregate purchase price of $23.1 million. The following table sets forth the aggregate number of shares of our Series C convertible preferred stock that we issued to our officers, directors and 5% stockholders and their respective affiliates in these transactions.

Purchaser	Shares of Series C Convertible Preferred Stock	Purchase Price ($)
Merck Sharp & Dohme Corp.(1)	3,448,276	5,000,000
Vertex Global Healthcare Fund I Pte. Ltd.(2)	3,448,276	5,000,000
Entities affiliated with Polaris Partners(3)	2,413,793	3,500,000
Entities affiliated with Flagship Ventures(4)	2,413,793	3,500,000
Alan Crane	344,828	500,000
John F. Weidenbruch(5)	137,931	200,000

(1)	Reza Halse, a member of our board of directors since July 2016, is Head of the European Innovations Hub at Merck & Co. Inc., Investment Arm, and Associate Vice President and Partner of MRL Ventures, each affiliates of Merck Sharp & Dohme Corp.
(2)	Lincoln Chee Wang Jin, a member of our board of directors, is managing director of Vertex Venture Management Pte. Ltd., an affiliate of Vertex Global Healthcare Fund I Pte. Ltd.
(3)

Consists of (a) 2,329,151 shares of Series C convertible preferred stock purchased by Polaris Venture Partners V, L.P.; (b) 45,395 shares of Series C convertible preferred stock purchased by Polaris Venture Partners Entrepreneurs’ Fund V, L.P.; (c) 15,955 shares of Series C convertible preferred stock purchased by Polaris Venture Partners Founders’ Fund V, L.P.; and (d) 23,292 shares of Series C convertible preferred stock purchased by Polaris Venture Partners Special Founders’ Fund V, L.P. Alan L. Crane, Chairman of our board of directors, is a general partner of Polaris Venture Partners, an affiliate of the Polaris Funds listed above.
(4)	Consists of (a) 1,931,034 shares of Series C convertible preferred stock purchased by Flagship Ventures Fund IV, L.P. and (b) 482,759 shares of Series C convertible preferred stock purchased by Flagship Ventures Fund IV-Rx, L.P. Edwin M. Kania, Jr., a member of our board of directors, is the Managing Partner and Chairman of Flagship Ventures, an affiliate of Flagship Ventures Fund IV, L.P. and Flagship Ventures Fund IV-Rx, L.P.
(5)	Consists of 137,931 shares of Series C convertible preferred stock purchased by the Weidenbruch Family Trust Dated 11/24/2009.

In addition to receiving shares of our Series C convertible preferred stock, the purchasers of Series C convertible preferred stock obtained from us the right, under certain circumstances described below, to acquire warrants to purchase shares of our common stock, on a pro rata basis, with the number of shares equal to the result obtained by dividing the difference between $25.0 million and the gross proceeds raised from certain financing activities by $1.45. The purchasers will have the right to receive such warrants if, prior to February 28, 2017, we have not raised an aggregate of $25.0 million in gross proceeds from financing activities consisting of (a) the sale of Series C convertible preferred stock and warrants and (b) any business development, licensing or similar payments to us prior to February 28, 2017, except any payments made to us pursuant to our contract with the U.S. Biomedical Advanced Research and Development Authority, or BARDA. If the warrants are issued, the warrants will be immediately exercisable at a price of $0.01 per share of common stock.

Registration Rights

We are party to a Series C convertible preferred stock and warrant purchase agreement dated June 29, 2016, which we refer to as the Series C purchase agreement, with the holders of our preferred stock and other entities and individuals, including some of our executive officers, employees, directors and 5% stockholders and their affiliates and entities affiliated with certain of our directors. The Series C purchase agreement provides these holders or their transferees the right, following the closing of this offering, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” for additional information regarding these rights.

Indemnification Agreements

Our certificate of incorporation, which will become effective upon the closing of this offering, provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with our directors and executive officers. See “Executive and Director Compensation—Limitation of Liability and Indemnification” for additional information regarding these agreements.

Directed Share Program

The underwriters have reserved for sale, at the initial public offering price, up to         % of the shares of common stock offered hereby for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in this offering. The directed share program will not limit the ability of our directors, officers and their family members, or holders of more than 5% of our capital stock, to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our common stock.

Policies and Procedures for Related Person Transactions

In connection with this offering, our board of directors intends to adopt a written related person transaction policy that sets forth policies and procedures for the review and approval or ratification of related person transactions. This policy, which will be effective upon the effectiveness of the registration statement of which this prospectus forms a part, will cover any transaction, arrangement or relationship in which we were or are to be a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” had or will have a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person will be required to report the proposed related person transaction to our general counsel. The policy will call for the proposed related person transaction to be reviewed and approved by our audit committee. Whenever practicable, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the audit committee will review, and, in its discretion, may ratify the related person transaction. The policy also will permit the chairman of the committee to review and, if deemed appropriate, approve proposed related person transactions that arise between audit committee meetings, subject to ratification by the audit committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in our best interests. The audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, will not be related person transactions for purposes of this policy:

•

interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity) that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, and (c) the amount involved in the transaction equals less than the greater of $200,000 dollars or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our certificate of incorporation or by-laws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by our compensation committee in the manner specified in its charter.

We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it has been the practice of our board of directors to consider the nature and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in our best interests.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of October 15, 2016 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The column entitled “Shares Beneficially Owned Prior to Offering—Percentage” is based on a total of 97,081,367 shares of our common stock outstanding as of October 15, 2016, including 78,469,533 shares of our common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering. The column entitled “Shares Beneficially Owned After Offering—Percentage” is based on shares of our common stock to be outstanding after this offering, including the                 shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon the exercise of outstanding options or warrants.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of October 15, 2016 are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o Visterra, Inc., One Kendall Square, Suite B3301, Cambridge, Massachusetts 02139.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name and address of Beneficial Owner	Number	Percentage	Number	Percentage
5% Stockholders
Entities affiliated with Polaris Partners(1)	22,968,408	23.4%			%
Entities affiliated with Flagship Ventures(2)	20,454,649	20.8%			%
Merck Sharp & Dohme Corp.(3)	13,488,276	13.9%			%
Vertex Global Healthcare Fund I Pte. Ltd.(4)	6,948,276	7.2%
Bill & Melinda Gates Foundation(5)	6,800,000	7.0%			%
V-Sciences Investment Pte. Ltd.(6)	6,500,000	6.7%			%

Named Executive Officers and Directors
Brian J. G. Pereira, M.D.(7)	5,240,468	5.3%			%
David A. Arkowitz(8)	1,025,926	1.0%			%
Zachary H. Shriver, Ph.D.(9)	820,961	*			%
Alan L. Crane(10)	23,936,987	24.4%			%
Lincoln Chee Wang Jin, M.B.B.S., F.R.C.S., F.A.M.S.(11)	6,948,276	7.2%			%
Bernadette M. Connaughton	—	—			%
Reza Halse, Ph.D.(12)	13,488,276	13.9%
Steven Holtzman(13)	12,500	*
Edwin M. Kania, Jr.(14)	20,454,649	20.8%			%
Ram Sasisekharan, Ph.D.(15)	2,500,000	2.6%			%
Akshay K. Vaishnaw, M.D., Ph.D.(16)	40,625	*			%
All current executive officers and directors as a group(14 persons)(17)	75,400,331	72.5%			%

*	Represents beneficial ownership of less than one percent of our outstanding common stock.
(1)

Consists of (a) 3,440,678, 67,058, 23,569 and 34,408 shares of common stock issuable upon conversion of Seed convertible preferred stock held by Polaris Venture Partners V, L.P. (“Polaris V”), Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“Polaris EFund V”), Polaris Venture Partners Founders’ Fund V, L.P. (“Polaris FFund V”) and Polaris Venture Partners Special Founders’ Fund V, L.P. (“Polaris SFFund V” and, together with Polaris V, Polaris EFund V and Polaris FFund V, the “Polaris Funds”), respectively; (b) 11,529,312, 224,704, 78,976 and 115,295 shares of common stock issuable upon conversion of Series A convertible preferred stock held by Polaris V, Polaris EFund V, Polaris FFund V and Polaris SFFund V, respectively; (c) 2,969,651, 57,878, 20,342 and 29,697 shares of common stock issuable upon conversion of Series B convertible preferred stock held by Polaris V, Polaris EFund V, Polaris FFund V and Polaris SFFund V, respectively; (d) 2,329,151, 45,395, 15,955, and 23,292 shares of common stock issuable upon conversion of Series C convertible preferred stock held by Polaris V, Polaris EFund V, Polaris FFund V and Polaris SFFund V, respectively; (e) 742,412, 14,469, 5,085 and 7,424 shares of common stock held by Polaris V, Polaris EFund V, Polaris FFund V and Polaris SFFund V, respectively and (f) 1,151,801, 22,448, 7,890 and 11,518 shares of common stock issuable upon the exercise of warrants held by Polaris V, Polaris EFund V, Polaris FFund V and Polaris SFFund V, respectively. Each of the Polaris Funds has the sole voting and investment power with respect to the shares directly held by it. The general partner of each of

Polaris V, Polaris EFund V, Polaris FFund V and Polaris SFFund V is Polaris Venture Management Co. V, LLC (“Polaris Management V”). Polaris Management V may be deemed to have sole voting and investment power with respect to the shares held by the Polaris Funds of which they are general partner, and Polaris Management V disclaims beneficial ownership of all the shares held by such Polaris Funds except to the extent of their proportionate pecuniary interests therein. North Star Venture Management 2000, LLC (“North Star”) directly or indirectly provides investment advisory services to various venture capital funds, including the Polaris Funds. The members of North Star, Terrence McGuire and Jonathan Flint (the “Management Members”) are also members of Polaris Management V, and as such, they may be deemed to share voting and investment power over the shares held by the Polaris Funds. The Management Members disclaim beneficial ownership of such shares, except to the extent of their proportionate pecuniary interest therein. Alan L. Crane, Chairman of our board of directors, has an assignee interest in Polaris Management V. To the extent that he is deemed to share voting and investment powers with respect to the shares held by the Polaris Funds, Mr. Crane disclaims beneficial ownership of all the shares held by the Polaris Funds except to the extent of his proportionate pecuniary interest therein. The mailing address of the beneficial owner is c/o Polaris Venture Partners, One Marina Park Drive, 10th Floor, Boston, MA 02210.
(2)	Consists of (a) 2,525,713 shares of common stock issuable upon conversion of Seed convertible preferred stock held by Flagship Ventures Fund 2007, L.P. (“Flagship 2007”); (b) 8,338,786, 2,000,000 and 500,000 shares of common stock issuable upon conversion of Series A convertible preferred stock held by Flagship Fund 2007, Flagship Ventures Fund IV, L.P. (“Flagship IV”) and Flagship Ventures Fund IV-Rx, L.P. (“Flagship Rx” and, together with Flagship Fund 2007 and Flagship IV, the “Flagship Funds”), respectively; (c) 2,233,431 and 558,358 shares of common stock issuable upon conversion of Series B convertible preferred stock held by Flagship IV and Flagship Rx, respectively; (d) 1,931,034 and 482,759 shares of common stock issuable upon conversion of Series C convertible preferred stock held by Flagship IV and Flagship Rx, respectively; (e) 558,357 and 139,588 shares of common stock held by Flagship IV and Flagship Rx, respectively and (f) 1,186,623 shares of common stock issuable upon the exercise of warrants held by Flagship 2007. The general partner of each of Flagship IV and Flagship Rx is Flagship Ventures Fund IV General Partner LLC (“Flagship Fund IV GP”), and the general partner of Flagship 2007 is Flagship Ventures 2007 General Partner LLC (“Flagship Fund 2007 GP” and, together with Flagship Fund IV GP, the “Flagship General Partners”). Noubar B. Afeyan, Ph.D. and Edwin M. Kania, Jr., one of our directors, are the managing members of the Flagship General Partners and each of these individuals may be deemed to share voting and investment power with respect to all shares held by the Flagship Funds. Neither of the Flagship General Partners directly own any of the shares held by the Flagship Funds, and each of the Flagship General Partners and the filing persons disclaims beneficial ownership of the shares except to the extent of his or its pecuniary interest therein. The mailing address of the Flagship Funds is One Memorial Drive, 7th Floor, Cambridge, MA 02142.
(3)	Consists of (a) 8,000,000 shares of common stock issuable upon conversion of Series B convertible preferred stock, (b) 3,448,276 shares of common stock issuable upon conversion of Series C convertible preferred stock, and (c) 2,000,000 shares of common stock held by Merck Sharpe & Dohme Corp. The mailing address of Merck Sharpe & Dohme Corp. is P.O. Box 100, Whitehouse Station, NJ 08889.
(4)	Consists of (a) 2,800,000 shares of common stock issuable upon conversion of Series B convertible preferred stock, (b) 3,448,276 shares of common stock issuable upon conversion of Series C convertible preferred stock, and (c) 700,000 shares of common stock held by Vertex Global Healthcare Fund I Pte. Ltd. Vertex Global Healthcare Fund I Pte. Ltd. and Vertex Venture Management Pte. Ltd. are parties to a management agreement under which Vertex Venture Management Pte. Ltd. manages the investments made by Vertex Global Healthcare Fund I Pte. Ltd. Teo Ming Kian, Lee Kheng Nam, Chua Kee Lock, Christopher Timothy Shen and Lincoln Chee Wang Jin, one of our directors, are members of the Investment Committee of Vertex Venture Management Pte. Ltd. and, as such, may be deemed to share voting and investment power with respect to all shares held by Vertex Global Healthcare Fund I Pte. Ltd. Dr. Chee disclaims beneficial ownership of shares held by Vertex Global Healthcare Fund I Pte. Ltd., except to the extent of his proportionate pecuniary interest therein. The mailing address of Vertex Global Healthcare Fund I Pte. Ltd. and Vertex Venture Management Pte. Ltd. is 250 North Bridge Road, #05-01 Raffles City Tower, Singapore 179101.

(5)	Consists of 6,800,000 shares of common stock issuable upon conversion of Series A convertible preferred stock held by the Bill & Melinda Gates Foundation. The mailing address of the Bill & Melinda Gates Foundation is P.O. Box 23350, Seattle, WA 98102.
(6)	Consists of 5,200,000 shares of common stock issuable upon conversion of Series B convertible preferred stock and 1,300,000 shares of common stock held by V-Sciences Investment Pte. Ltd. (“V-Sciences”). V-Sciences is an indirect, wholly owned subsidiary of Temasek Holdings (Private) Limited. The mailing address of Temasek Holdings (Private) Limited is 60B Orchard Road, #06-18 Tower 2, The Atrium @ Orchard, Singapore 238891.
(7)	Consists of (a) 1,976,874 shares of common stock issuable upon the exercise of options exercisable within 60 days after October 15, 2016, (b) 80,000 shares of common stock issuable upon the conversion of Series B convertible preferred stock, 150,000 shares of common stock issuable upon the conversion of Series A convertible preferred stock, and 20,000 shares of common stock held by the Brian J G Pereira Irrevocable Trust for which Dr. Pereira’s spouse is a co-trustee and (c) 3,013,594 shares of common stock held in the Brian J. G. Pereira 2015 GRAT for which Dr. Pereira is a trustee. Dr. Pereira disclaims beneficial ownership of the shares held by the Brian J G Pereira Irrevocable Trust and the Brian J. G. Pereira 2015 GRAT, except to the extent of any pecuniary interest therein.
(8)	Consists of (a) 70,000 shares of common stock issuable upon conversion of shares of Series A convertible preferred stock, (b) 24,000 shares of common stock issuable upon conversion of shares of Series B convertible preferred stock, (c) 6,000 shares of common stock and (d) 925,926 shares of common stock issuable upon the exercise of options exercisable within 60 days after October 15, 2016.
(9)	Consists of (a) 1,170 shares of common stock and (b) 819,791 shares of common stock issuable upon the exercise of options exercisable within 60 days after October 15, 2016.
(10)	Consists of (a) the shares held by entities affiliated with Polaris Partners described in note (1) above, (b) 350,000 shares of common stock issuable upon conversion of shares of Series A convertible preferred stock held by Mr. Crane, (c) 344,828 shares of common stock issuable upon conversion of shares of Series C convertible preferred stock held by Mr. Crane, and (d) 273,751 shares of common stock held by Mr. Crane.
(11)	Consists of the shares held by Vertex Global Healthcare Fund I Pte. Ltd. described in note (4) above.
(12)	Consists of the shares held by Merck Sharpe & Dohme Corp. described in note (3) above.
(13)	Consists of 12,500 shares of common stock issuable upon the exercise of options exercisable within 60 days after October 15, 2016.
(14)	Consists of the shares held by entities affiliated with Flagship Ventures described in note (2) above.
(15)	Consists of shares of 2,500,000 shares of common stock.
(16)	Consists of 40,625 shares of common stock issuable upon the exercise of options exercisable within 60 days after October 15, 2016.
(17)	Includes 6,989,728 shares of common stock issuable upon the exercise of options and warrants exercisable within 60 days after October 15, 2016.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to the certificate of incorporation and by-laws that will become effective upon the closing of this offering. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The description of our common stock reflects changes to our capital structure that will occur upon the closing of this offering.

Following the closing of this offering, our authorized capital stock will consist of 145,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated.

As of October 15, 2016, we had issued and outstanding:

•	18,611,834 shares of our common stock, held by 51 stockholders of record;

•	6,091,426 shares of our Seed convertible preferred stock that will automatically convert into 6,091,426 shares of our common stock upon the closing of this offering, held by five stockholders of record;

•	32,447,072 shares of our Series A convertible preferred stock that will automatically convert into 32,447,072 shares of our common stock upon the closing of this offering, held by 14 stockholders of record;

•	24,000,000 shares of our Series B convertible preferred stock that will automatically convert into 24,000,000 shares of our common stock upon the closing of this offering, held by 15 stockholders of record; and

•	15,931,035 shares of our Series C convertible preferred stock that will automatically convert into 15,931,035 shares of our common stock upon the closing of this offering, held by 16 stockholders of record.

Upon the closing of this offering, all of the outstanding shares of our preferred stock will automatically convert into an aggregate of 78,469,533 shares of our common stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Stock Options

As of October 15, 2016, options to purchase 11,574,074 shares of our common stock at a weighted average exercise price of $0.50 per share were outstanding.

Warrants

As of October 15, 2016, we had outstanding:

•	warrants to purchase units of an aggregate of 320,000 shares of our Series B convertible preferred stock and 80,000 shares of common stock, or the Series B warrants, at an exercise price of $1.25 per unit;

•	warrants to purchase 87,500 shares of our Seed convertible preferred stock, or the Seed warrants, of which 25,000 Seed warrants have an exercise price of $1.00 per share and 62,500 Seed warrants have an exercise price of $2.00 per share; and

•	warrants to purchase 2,880,280 shares of our common stock, or the common warrants, at exercise prices ranging from $0.01 per share to $10.00 per share, with a weighted average exercise price of $1.74 per share.

Upon the closing of this offering, and after giving effect to the automatic conversion of our preferred stock into common stock, (1) the Series B warrants will be exercisable for an aggregate of 400,000 shares of our common stock, at an exercise price of $1.00 per share and (2) the Seed warrants will be exercisable for an aggregate of 87,500 shares of our common stock, at an exercise price of $1.00 or $2.00 per share. All of the warrants provide for adjustments in the event of specified mergers, reorganizations, reclassifications, stock dividends, stock splits or other changes in our corporate structure. The Series B warrants expire on September 9, 2024, September 29, 2025 or December 23, 2025; the Seed warrants expire on February 28, 2019 or September 30, 2019; and the common warrants expire on April 28, 2018 or May 14, 2022.

The purchasers of Series C convertible preferred stock pursuant to the Series C purchase agreement have the right, under certain circumstances described below, to acquire warrants to purchase shares of our common stock, on a pro rata basis, with the number of shares equal to the result obtained by dividing the difference between $25.0 million and the gross proceeds raised from certain financing activities by $1.45. The purchasers will have the right to receive such warrants if, prior to February 28, 2017, we have not raised an aggregate of $25.0 million in gross proceeds from financing activities consisting of (a) the sale of Series C convertible preferred stock and warrants and (b) any business development, licensing or similar payments to us prior to February 28, 2017, except any payments made to us pursuant to our contract with the U.S. Biomedical Advanced Research and Development Authority, or BARDA. If the warrants are issued, the warrants will be immediately exercisable at a price of $0.01 per share of common stock. As of October 15, 2016, no warrants have been issued pursuant to the Series C purchase agreement.

Letter Agreement with Bill & Melinda Gates Foundation

In September 2012, we entered into a letter agreement with the Bill & Melinda Gates Foundation, or the Gates Foundation, which agreement was amended and restated in November 2013 in connection with the Gates Foundation’s purchase in 2012 and 2013 of an aggregate of 6,800,000 shares of our Series A convertible preferred stock at a purchase price of $1.00 per share. We refer to these shares and the shares of our common stock issued upon conversion of the Series A convertible preferred stock as the Foundation Shares. The letter agreement, as amended and restated, contains certain requirements relating to our use of the funds we received from the Gates Foundation investment. In the event that we fail to comply with these requirements or the other related U.S. tax obligations, the Gates Foundation will have the right, after expiration of a 90 day cure period and subject to the terms of the letter agreement, as amended and restated, to require us to redeem all of the Foundation Shares to the extent permitted by applicable law, or to locate a third party that will purchase the Foundation Shares. For purposes of any such redemption or purchase of the Foundation Shares, the Foundation Shares shall be valued at the greater of the original purchase price or the fair market value thereof, as determined in good faith by our board of directors.

If the Foundation Shares are sold or redeemed in such circumstances and within 12 months thereafter all or substantially all of the outstanding shares of our capital stock or our assets are sold representing a per share valuation of our company in excess of 200% of the valuation used for the sale or redemption of the Foundation Shares, the Gates Foundation will receive compensation equal to the excess of what it would have received in such transaction if it still held the Foundation Shares at the time of such transaction less the amount that the Gates Foundation actually received in such sale or redemption.

Delaware Anti-Takeover Law and Certain Charter and By-law Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

Staggered Board; Removal of Directors

Our certificate of incorporation and our by-laws, which will be effective upon the closing of this offering, divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Super-Majority Voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws, which will be effective upon the closing of this offering, may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to cast in an election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation relating to the classification of our board of directors and the limitations on the removal of directors and filling of vacancies.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation and our by-laws, which will be effective upon the closing of this offering, provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Our certificate of incorporation and our by-laws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our Chairman of the Board, our Chief Executive Officer or our board of directors. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Exclusive Forum

Our certificate of incorporation, which will be effective upon the closing of this offering, will provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, other employees or stockholders to the company or our stockholders, (iii) any action asserting a claim against our company arising pursuant to the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim arising pursuant to our certificate of incorporation or by-laws or governed by the internal affairs doctrine. Although our certificate of incorporation will contain the provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The NASDAQ Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Registration Rights

Pursuant to the terms of the Series C purchase agreement, upon the closing of this offering, holders of a total of 92,929,909 shares of our common stock, as of October 15, 2016, which includes shares issuable upon conversion of our preferred stock and shares issuable upon exercise of the Series B warrants and the Seed warrants, and which may include up to 1,310,343 shares that may be issuable upon exercise of common stock warrants that may be issued pursuant to our Series C purchase agreement, or their transferees will have the right to require us to register these shares under the Securities Act of 1933, as amended, or Securities Act, and/or to participate in future registrations of securities by us, under the circumstances described below. We refer to the shares that have registration rights under the Series C purchase agreement as the registrable shares. After registration pursuant to these rights, the registrable shares will become freely tradable without restriction under the Securities Act, except to the extent purchased by our affiliates. If not otherwise exercised, the rights described below will expire five years after the closing of this offering.

Demand Registration Rights

Beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, subject to specified limitations set forth in the Series C purchase agreement, at any time, holders of our preferred stock or common stock issued upon conversion thereof (but excluding the holders of our Series B warrants and Seed warrants) holding 50% of the then-outstanding registrable shares may at any time demand in writing that we register all or a portion of such holders’ registrable shares under the Securities Act. We are not obligated to file a registration statement on Form S-1 pursuant to this provision on more than two occasions, and we may defer the filing of a registration for a period of not more than 120 days if our board of directors determines in good faith that it would be materially detrimental to us for a registration statement to be filed.

Form S-3 Registration Rights

In addition, at any time after we become eligible to file a registration statement on Form S-3, subject to specified limitations set forth in the Series C purchase agreement, holders of our preferred stock or common stock issued upon conversion thereof (including the shares of our preferred stock or common stock issued upon exercise, or in connection with the exercise, of our Series B warrants and Seed warrants) holding at least $10.0 million of registrable shares may request in writing that we register on Form S-3 all or a portion of the registrable shares owned by such holders so long as the total amount of registrable shares being registered has an aggregate price to the public of at least $1.0 million. We are not obligated to file a Form S-3 pursuant to this provision on more than two occasions in any 12-month period, and we may defer the filing of the Form S-3 registration statement for a period of up to 60 days if in the good faith judgment of the underwriters it would be seriously detrimental to us for the Form S-3 registration to be filed.

Incidental Registration Rights

If, at any time after the closing of this offering, we propose to file a registration statement under the Securities Act, subject to specified exceptions, the holders of registrable shares will be entitled to notice of the registration and have the right to require us to register all or a portion of the registrable shares then held by them.

In the event that any registration in which the holders of registrable shares elect to participate pursuant to the Series C purchase agreement is intended to be an underwritten public offering, we have agreed to enter into an underwriting agreement in usual and customary form. Holders of registrable securities must agree to any such underwriting agreement as a condition to participation in the offering.

In the event that any registration in which the holders of registrable shares participate pursuant to the Series C purchase agreement is an underwritten public offering, we will use our best efforts to include the requested registrable shares to be included, but may be limited by market conditions.

Expenses

Pursuant to the Series C purchase agreement, we are required to pay all registration expenses, including registration and filing fees, exchange listing fees, printing expenses and accounting fees and the fees and expenses of one counsel to represent the selling stockholders, other than any underwriting discounts and commissions, that are related to any demand, Form S-3 or incidental registration described above. The Series C purchase agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Exchange Listing

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “VIST.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities. We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “VIST.”

Based upon the 18,611,834 shares of our common stock that were outstanding on October 15, 2016, upon the closing of this offering, we will have outstanding an aggregate of                 shares of common stock, assuming the issuance of                  shares of common stock offered by us in this offering and the conversion of all outstanding shares of our preferred stock into 78,469,533 shares of our common stock upon the closing of this offering. Of the shares to be outstanding immediately after the closing of this offering, the                 shares sold in this offering (assuming that the underwriters do not exercise their option to purchase additional shares to cover over-allotments) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining                 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act and will further be subject to either restrictions on transfer under the lock-up agreements described below or restrictions on transfer for a period of 180 days from the effectiveness of the registration statement of which this prospectus forms a part under stock option agreements entered into between us and the holders of those shares. Following the expiration of these restrictions, these shares will become eligible for public sale if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

In addition, of the 11,574,074 shares of our common stock that were subject to stock options outstanding as of October 15, 2016, options to purchase 5,502,822 shares of common stock were vested and exercisable as of October 15, 2016. Upon exercise, these shares will be eligible for sale subject to the lock–up agreements and securities law restrictions described below. All of the 3,367,780 shares of common stock subject to our outstanding warrants as of October 15, 2016, which include outstanding warrants to purchase shares of our preferred stock that will become warrants to purchase shares of our common stock upon the closing of this offering, were exercisable as of October 15, 2016 and upon issuance these shares will be eligible for sale, subject to the lock-up agreements and securities laws described below. The 1,310,343 shares of common stock that may be subject to warrants that we may be required to issue pursuant to our Series C purchase agreement will be immediately exercisable upon issuance and will be eligible for sale subject to the lock-up agreements and securities laws described below.

Lock-Up Agreements

We and each of our officers and directors and holders of substantially all of our outstanding capital stock, who collectively own                 of the shares of our common stock, based on shares outstanding as of                 , have agreed that, without the prior written consent of Leerink Partners LLC and Stifel, Nicolaus & Company, Incorporated, on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The lock-up restrictions, specified exceptions and the circumstances under which the lock-up period may be extended are described in more detail in the section of this prospectus entitled “Underwriting.”

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering, assuming no exercise of the underwriters’ overallotment option to purchase additional shares; or

•	the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and NASDAQ concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file a registration statement on Form S-8 covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of 92,929,909 shares of common stock, which includes shares issuable upon conversion of our preferred stock and shares issuable upon exercise of the Series B warrants and the Seed warrants, and which may include up to 1,310,343 shares that may be issuable upon exercise of common stock warrants that may be issued pursuant to our Series C purchase agreement, if such warrants are issued, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a discussion of material U.S. federal income and estate tax considerations relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner (other than a partnership or other pass-through entity) of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons who hold their common stock through partnerships or such other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	non-U.S. governments;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or who have elected to mark securities to market; and

•	certain U.S. expatriates.

THIS DISCUSSION IS FOR INFORMATION ONLY AND IS NOT, AND IS NOT INTENDED TO BE, LEGAL OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, ESTATE AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

Distributions

As discussed under “Dividend Policy” above, we do not expect to make cash dividends to holders of our common stock in the foreseeable future. If we make distributions in respect of our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, subject to the tax treatment described in this section. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to the holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distributions will also be subject to the discussion below under the heading “FATCA.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements (generally including provision of a valid IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed in the hands of the non-U.S. holder at the same graduated U.S. federal income tax rates as would apply if such holder were a U.S. person (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is classified as a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the specific methods available to them to satisfy these requirements.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under the heading “FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon such non-U.S. holder’s sale, exchange or other disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder generally will be taxed on a net income basis at the regular graduated rates as would apply if it were a U.S. person, and, if the non-U.S. holder is a non-U.S. corporation, an additional branch profits tax at a rate of 30% (or a lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) may also apply;

•	the non-U.S. holder is a non-resident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the non-U.S. holder recognized in the taxable year of the disposition, if any; or

•	we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation” unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. If we are a U.S. real property holding corporation and either our common stock is not regularly traded on an established securities market or a non-U.S. holder holds more than 5% of our outstanding common stock, directly or indirectly, during the applicable testing period, such non-U.S. holder’s gain on the disposition of shares of our common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders generally will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable Form W-8), or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under “—Distributions,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. person (as defined in the Code) where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

FATCA

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our common stock if paid to a non-U.S. entity unless (i) if the non-U.S. entity is a “foreign financial institution,” the non-U.S. entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the non-U.S. entity is not a “foreign financial institution,” the non-U.S. entity identifies certain of its U.S. investors, or (iii) the non-U.S. entity is otherwise exempt under FATCA.

Withholding under FATCA generally (1) applies to payments of dividends on our common stock and (2) will apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. An intergovernment agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The preceding discussion of material U.S. federal tax considerations is for information only. It is not legal or tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

Leerink Partners LLC and Stifel, Nicolaus & Company, Incorporated are acting as representatives of each of the underwriters named below and as joint bookrunning managers of this offering. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Leerink Partners LLC
Stifel, Nicolaus & Company, Incorporated
Needham & Company, LLC
Wedbush Securities Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to         % of the shares of common stock offered hereby for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in this offering. The sales will be made by Fidelity Capital Markets, a division of National Financial Services, LLC, through a directed share program. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but the number of shares of common stock available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of these reserved shares. We have agreed to indemnify the underwriters against certain liabilities and expenses in connection with the directed share program. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed by the representatives. Certain of the underwriters may sell shares to the public through one or more of their affiliates as selling agents.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our common stock to cover over-allotments.

Total
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $                 million. We also have agreed to reimburse the underwriters for up to $                 for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Over-Allotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                  additional shares to cover over-allotments at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering.

No Sales of Similar Securities

We, our officers and directors and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Leerink Partners LLC and Stifel, Nicolaus & Company, Incorporated, on behalf of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; and

•	enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly the economic consequence of ownership of any common stock, whether any such swap, agreement or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NASDAQ Global Market Listing

We have applied to have our common stock listed on The NASDAQ Global Market, subject to notice of issuance, under the symbol “VIST.”

Determination of Offering Price

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the closing of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees, commissions and expenses for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the UK

Each underwriter has represented, warranted and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The contents of this document have not been reviewed or approved by any regulatory authority in Hong Kong. This document does not constitute an offer or invitation to the public in Hong Kong to acquire shares. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purposes of issue, this document or any advertisement, invitation or document relating to the shares, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to shares which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder); or in circumstances which do not result in this document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (“CO”); or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the shares is personal to the person to whom this document has been delivered, and a subscription for shares will only be accepted from such person. No person to whom a copy of this document is issued may issue, circulate or distribute this document in Hong Kong, or make or give a copy of this document to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the FIEA) and each underwriter has represented and agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased pursuant to an offer made in reliance on Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares, and debentures of that corporation, or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except:

•	to an institutional investor or to a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares described herein. The shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The financial statements as of December 31, 2014 and 2015 and for each of the two years in the period ended December 31, 2015 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s requirement for additional financing to fund future operations) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference to such contract, agreement or document.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website.

Upon closing of this offering, we will be subject to the informational and periodic reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain a website at www.visterrainc.com. The information contained in, or which can be accessed through, our website does not constitute a part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Visterra, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Visterra, Inc. and its subsidiary at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company will require additional financing to fund future operations. Management’s plans in regard to this matter are described in Note 1.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

November 8, 2016

VISTERRA, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

	December 31,		June 30, 2016	Pro Forma June 30, 2016
	2014	2015
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$27,588	$11,159	$22,275	$22,275
Accounts receivable	—	77	—	—
Other receivables	—	1,240	2,045	2,045
Unbilled receivables	—	1,857	3,415	3,415
Prepaid expenses and other current assets	184	478	602	602

Total current assets	27,772	14,811	28,337	28,337
Property and equipment, net	523	1,029	887	887
Restricted cash	143	143	143	143
Other assets	322	44	44	44

Total assets	$28,760	$16,027	$29,411	$29,411

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$284	$1,428	$5,990	$5,990
Accrued expenses and other current liabilities	1,388	5,683	3,415	3,415
Deferred revenue	—	3,506	—	—
Notes payable	377	3,220	3,326	3,326

Total current liabilities	2,049	13,837	12,731	12,731
Deferred rent, long-term	—	20	—	—
Warrant liability	116	541	1,037	593
Notes payable, net of discount and current portion	4,453	5,955	4,407	4,407

Total liabilities	6,618	20,353	18,175	17,731

Commitments and contingencies (Note 8)
Convertible preferred stock (Seed and Series A, B and C), $0.01 par value; 63,378,633 shares authorized at December 31, 2014 and 2015 and 88,195,998 shares authorized at June 30, 2016 (unaudited); 62,538,498 shares issued and outstanding at December 31, 2014 and 2015 and 78,469,533 shares issued and outstanding at June 30, 2016 (unaudited); aggregate liquidation preference of $68,538 and $91,638 at December 31, 2015 and June 30, 2016 (unaudited), respectively; no shares issued or outstanding, pro forma at June 30, 2016 (unaudited)	66,887	66,887	89,266	—
Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 98,000,000 shares authorized at December 31, 2014 and 2015 and 126,000,000 shares authorized at June 30, 2016 (unaudited); 16,200,786, 19,225,405 and 19,247,405 shares issued at December 31, 2014 and 2015 and June 30, 2016 (unaudited), respectively; 15,500,786, 18,525,405 and 18,547,405 shares outstanding at December 31, 2014 and 2015 and June 30, 2016 (unaudited), respectively; 97,716,938 shares issued and 97,016,938 shares outstanding, pro forma at June 30, 2016 (unaudited)	2	2	2	10
Additional paid-in capital	4,916	6,590	7,020	96,722
Treasury stock, at par; 700,000 shares at December 31, 2014 and 2015 and June 30, 2016 (unaudited); 700,000 shares, pro forma at June 30, 2016 (unaudited)	—	—	—	—
Accumulated deficit	(49,663)	(77,805)	(85,052)	(85,052)

Total stockholders’ equity (deficit)	(44,745)	(71,213)	(78,030)	11,680

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$28,760	$16,027	$29,411	$29,411

The accompanying notes are an integral part of these consolidated financial statements.

VISTERRA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data)

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Revenue:
Collaboration revenue	$—	$1,494	$—	$3,506
Government contract revenue	—	740	—	4,580

Total revenue	—	2,234	—	8,086

Operating expenses:
Research and development	9,881	20,410	7,962	11,628
General and administrative	4,041	8,733	2,593	3,359

Total operating expenses	13,922	29,143	10,555	14,987

Loss from operations	(13,922)	(26,909)	(10,555)	(6,901)

Other income (expense):
Interest income	2	55	31	10
Interest expense	(209)	(542)	(234)	(453)
Change in fair value of warrant liability	2	(204)	(61)	97

Total other expense, net	(205)	(691)	(264)	(346)

Loss from operations before provision for income taxes	(14,127)	(27,600)	(10,819)	(7,247)
Provision for income taxes	—	(542)	—	—

Net loss and comprehensive loss	(14,127)	(28,142)	(10,819)	(7,247)
Dividend of common stock to preferred stockholders	(1,080)	—	—	—

Net loss attributable to common stockholders	$(15,207)	$(28,142)	$(10,819)	$(7,247)

Net loss per share attributable to common stockholders—basic and diluted	$(1.19)	$(1.53)	$(0.61)	$(0.35)

Weighted average common shares outstanding—basic and diluted	12,823,318	18,428,611	17,882,407	20,926,960

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)		$(0.35)		$(0.09)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)		80,967,109		83,640,524

The accompanying notes are an integral part of these consolidated financial statements.

VISTERRA, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(Amounts in thousands, except share data)

	Seed, Series A, Series B and Series C Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount		Shares	Amount
Balances at December 31, 2013	40,822,365	$40,379	7,540,095	$1	$1,209	(700,000)	$—	$(35,536)	$(34,326)
Issuance of common stock upon exercise of stock options	—	—	181,083	—	30	—	—	—	30
Issuance of common stock upon exercise of warrants	—	—	195,748	—	2	—	—	—	2
Conversion of Series A convertible preferred stock into common stock	(2,283,867)	(2,284)	2,283,867	—	2,284	—	—	—	2,284
Issuance of Series B convertible preferred stock in May 2014, net of issuance costs of $54	12,000,000	14,946	—	—	—	—	—	—	—
Issuance of Series B convertible preferred stock and common stock in September 2014, net of issuance costs of $146	12,000,000	13,846	2,999,997	1	1,007	—	—	—	1,008
Dividend of common stock to preferred stockholders (Note 9)	—	—	2,999,996	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	384	—	—	—	384
Net loss	—	—	—	—	—	—	—	(14,127)	(14,127)

Balances at December 31, 2014	62,538,498	66,887	16,200,786	2	4,916	(700,000)	—	(49,663)	(44,745)
Issuance of common stock upon exercise of stock options	—	—	3,024,619	—	695	—	—	—	695
Stock-based compensation expense	—	—	—	—	979	—	—	—	979
Net loss	—	—	—	—	—	—	—	(28,142)	(28,142)

Balances at December 31, 2015	62,538,498	66,887	19,225,405	2	6,590	(700,000)	—	(77,805)	(71,213)
Issuance of common stock upon exercise of stock options	—	—	22,000	—	5	—	—	—	5
Issuance of Series C convertible preferred stock in June 2016, net of issuance costs of $128	15,931,035	22,379	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	425	—	—	—	425
Net loss	—	—	—	—	—	—	—	(7,247)	(7,247)

Balances at June 30, 2016 (unaudited)	78,469,533	$89,266	19,247,405	$2	$7,020	(700,000)	$—	$(85,052)	$(78,030)

The accompanying notes are an integral part of these consolidated financial statements.

VISTERRA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Cash flows from operating activities:
Net loss	$(14,127)	$(28,142)	$(10,819)	$(7,247)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	260	326	131	203
Stock-based compensation expense	384	979	378	425
Change in fair value of warrant liability	(2)	204	61	(97)
Non-cash interest expense	31	93	37	100
Changes in operating assets and liabilities:
Accounts receivable	—	(77)	—	77
Other receivables	—	(1,240)	(200)	(805)
Unbilled receivables	—	(1,857)	—	(1,558)
Prepaid expenses and other assets	173	(251)	(930)	(124)
Accounts payable	(852)	1,144	1,143	4,552
Accrued expenses and other liabilities	231	4,375	842	(2,243)
Deferred revenue	—	3,506	—	(3,506)

Net cash used in operating activities	(13,902)	(20,940)	(9,357)	(10,223)

Cash flows from investing activities:
Purchases of property and equipment	(241)	(832)	(281)	(51)
Purchases of repurchase agreements, net	—	—	(14,000)	—
Change in restricted cash	(15)	—	—	—

Net cash used in investing activities	(256)	(832)	(14,281)	(51)

Cash flows from financing activities:
Proceeds from issuance of Series B convertible preferred stock and common stock, net of issuance costs	29,800	—	—	—
Proceeds from issuance of Series C convertible preferred stock and right to contingently acquire common stock warrants, net of issuance costs	—	—	—	22,972
Proceeds from issuance of notes payable and preferred and common stock warrants, net of issuance costs	4,909	4,991	—	—
Proceeds from exercise of stock options	30	695	1	5
Proceeds from exercise of common stock warrants	2	—	—	—
Repayment of notes payable	(1,004)	(578)	—	(1,587)
Loan (made to) collected from employee	(235)	235	—	—

Net cash provided by financing activities	33,502	5,343	1	21,390

Net increase (decrease) in cash and cash equivalents	19,344	(16,429)	(23,637)	11,116
Cash and cash equivalents at beginning of period	8,244	27,588	27,588	11,159

Cash and cash equivalents at end of period	$27,588	$11,159	$3,951	$22,275

Supplemental disclosure of cash flow information:
Interest paid	$216	$385	$179	$305
Taxes paid	$—	$542	$—	$—
Supplemental disclosure of non-cash investing and financing activities:
Conversion of convertible preferred stock to common stock	$2,284	$—	$—	$—
Dividend of common stock to preferred stockholders	$1,080	$—	$—	$—
Issuance of common stock warrants in connection with notes payable	$100	$221	$—	$—
Issuance of right to contingently acquire common stock warrants in connection with issuance of Series C convertible preferred stock	$—	$—	$—	$593
Purchases of property and equipment included in accounts payable	$—	$—	$—	$10

The accompanying notes are an integral part of these consolidated financial statements.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1. Nature of the Business and Basis of Presentation

Visterra, Inc. (the “Company”) was incorporated under the laws of the State of Delaware in December 2007 under the name Parasol Therapeutics, Inc. The entity subsequently changed its name to Visterra, Inc. on April 20, 2010. The Company is a clinical-stage biopharmaceutical company focused on applying its novel Hierotope platform to identify unique disease targets and to design and engineer precision antibody-based biological medicines for infectious and non-infectious diseases. The Company believes that its platform enables it to address the significant unmet need for effective therapies to prevent and treat infectious diseases caused by organisms that have a high degree of diversity among strains, frequent mutations and a high prevalence of treatment resistance. The Company’s platform also enables it to design and engineer antibody-based biological product candidates for the treatment of non-infectious diseases that are not being adequately addressed with conventional treatment approaches. The Company’s most advanced product candidate, VIS410, is a monoclonal antibody that the Company is developing for the treatment of hospitalized patients with influenza A, regardless of the viral strain.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The accompanying consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. Through December 31, 2015 and June 30, 2016, the Company has funded its operations primarily with proceeds from the sale of convertible preferred stock, convertible debt financings, borrowings under two loan and security agreements and payments received under various collaboration agreements and a government contract. The Company has incurred recurring losses since its inception, including net losses of $14,127 and $28,142 for the years ended December 31, 2014 and 2015, respectively, and $7,247 for the six months ended June 30, 2016 (unaudited). In addition, as of December 31, 2015 and June 30, 2016 (unaudited), the Company had an accumulated deficit of $77,805 and $85,052. The Company expects to continue to generate operating losses for the foreseeable future. As of November 8, 2016, the Company expects that its cash and cash equivalents of $22,275 as of June 30, 2016 (unaudited) and expected payments under the government contract with BARDA (see Note 6) will be sufficient to fund its operating expenses and capital expenditure requirements through April 30, 2017. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Company is seeking to complete an initial public offering of its common stock. Upon the closing of a qualified public offering on specified terms, the Company’s outstanding convertible preferred stock will automatically convert into shares of common stock (see Note 9).

In the event the Company does not complete an initial public offering, the Company expects to seek additional funding through private equity financings, debt financings, collaboration agreements or government

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

contracts. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into additional collaboration arrangements or government contracts. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned subsidiary, Visterra Singapore International Pte. Ltd., after elimination of all significant intercompany accounts and transactions.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, revenue recognition, the accrual for research and development expenses and the valuation of common stock, stock options and warrants to purchase the Company’s equity securities. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of June 30, 2016, the consolidated statements of operations and comprehensive loss and of cash flows for the six months ended June 30, 2015 and 2016, and the consolidated statement of convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2016 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2016 and the results of its operations and its cash flows for the six months ended June 30, 2015 and 2016. The financial data and other information disclosed in these consolidated notes related to the six months ended June 30, 2015 and 2016 are unaudited. The results for the six months ended June 30, 2016 are not necessarily indicative of results to be expected for the year ending December 31, 2016, any other interim periods, or any future year or period.

Unaudited Pro Forma Information

The accompanying unaudited pro forma consolidated balance sheet as of June 30, 2016, has been prepared to give effect, upon the closing of a qualified initial public offering, to (i) the automatic conversion of all outstanding shares of convertible preferred stock into 78,469,533 shares of common stock and (ii) all warrants to purchase convertible preferred stock and units of convertible preferred stock and common stock outstanding as of June 30, 2016 becoming warrants to purchase 487,500 shares of common stock as if the proposed initial public offering had occurred on June 30, 2016.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

In the accompanying consolidated statements of operations and comprehensive loss, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2015 and the six months ended June 30, 2016 have been prepared to give effect, upon the closing of a qualified initial public offering, to (i) the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock and (ii) all outstanding warrants to purchase convertible preferred stock and units of convertible preferred stock and common stock becoming warrants to purchase shares of common stock as if the proposed initial public offering had occurred on the later of January 1, 2015 or the issuance date of the convertible preferred stock or the warrants.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and repurchase agreements. The Company generally invests its cash equivalents in repurchase agreements and money market funds held at one financial institution. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Repurchase agreements with overnight maturities are also classified as cash equivalents. As of December 31, 2014 and June 30, 2016 (unaudited), the Company’s cash equivalents consisted of investments in money market funds. As of December 31, 2015, the Company’s cash equivalents consisted of repurchase agreements with overnight maturities and a money market fund.

Repurchase Agreements

Repurchase agreements are agreements with banks to repurchase notes that are collateralized by U.S. government securities. The Company separately classifies repurchase agreements with maturities longer than overnight outside of cash equivalents as repurchase agreements, which are classified as current assets in the consolidated balance sheets. As of December 31, 2014 and 2015 and June 30, 2016 (unaudited), the Company did not have any repurchase agreements with maturities longer than overnight.

Letters of Credit and Restricted Cash

As of December 31, 2014 and 2015 and June 30, 2016 (unaudited), the Company maintained a letter of credit for the benefit of the landlord of the Company’s office lease (see Note 8) and a smaller letter of credit to collateralize the Company’s credit cards. The Company is required to maintain a cash balance of at least the amounts of the letters of credit to secure the letters of credit. These amounts are classified as restricted cash in the consolidated balance sheets.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statement of operations and comprehensive loss. The Company did not record any deferred offering costs as of December 31, 2014 and 2015 and June 30, 2016 (unaudited).

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Property and Equipment

Property and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the respective assets as follows:

Estimated Useful Life
Laboratory equipment	5 years
Computer and office equipment and software	3 to 5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of life of lease or 10 years

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. To date, the Company has not recorded any impairment losses on long-lived assets.

Fair Value Measurements

Certain assets of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company’s cash equivalents, repurchase agreements and warrant liability are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying values of accounts receivable, unbilled receivables, other receivables, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities. The carrying value of the Company’s outstanding notes payable (see Note 7) approximates fair value based on estimates derived by the Company using a discounted cash flow analysis, which represents a Level 3 measurement.

Debt Issuance Costs

The Company early adopted ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, issued by the FASB in April 2015, which simplifies the presentation of debt issuance costs. Accordingly, the Company’s consolidated financial statements present debt issuance costs related to a recognized debt liability as a direct reduction from the carrying amount of that debt liability. In addition, the Company early adopted ASU No. 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, issued by the FASB in August 2015, which allows debt issuance costs associated with line-of-credit arrangements to be classified as an asset. During the periods presented in the accompanying consolidated financial statements, the Company did not incur any debt issuance costs associated with line-of-credit arrangements.

Segment Information

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s singular current focus is on applying its novel Hierotope platform to identify unique disease targets and to design and engineer precision antibody-based biological medicines. Substantially all of the Company’s tangible assets are held in the United States. Through June 30, 2016 (unaudited), all of the Company’s revenue has been generated in the United States or generated as a result of intellectual property held in the United States.

Collaboration and Government Contract Arrangements

Collaboration Agreements

The Company follows the accounting guidance for collaborative arrangements, which requires that certain transactions between collaborators be recorded in its consolidated statements of operations and comprehensive loss on either a gross basis or net basis, depending on the characteristics of the collaborative relationship, and requires enhanced disclosure of collaborative relationships. The Company evaluates its collaborative agreements for proper classification in its consolidated statements of operations and comprehensive loss based on the nature of the underlying activity. If payments to and from collaborative partners are not within the scope of other authoritative accounting literature, the consolidated statements of operations classification for the payments is based on a reasonable, rational analogy to authoritative accounting literature that is applied in a consistent manner. Where the Company has concluded that it has a customer relationship with one of its collaborators, such as that with SIIPL (see Note 6), the Company follows the guidance in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition (“ASC 605”). Where the Company has concluded that it has a vendor relationship with one of its collaborators, such as that the Company had with A*STAR (see Note 6), the Company recognizes any reimbursements received from these vendors as a reduction of the related expense incurred, in accordance with ASC 605-50, Revenue Recognition—Customer Payments and Incentives.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Revenue Recognition of Collaborative Research and License Agreements

The terms of the Company’s collaborative agreements, such as that with SIIPL (see Note 6), contain multiple deliverables, which may include licenses and research and development activities. The terms of these agreements may also include non-refundable upfront license fees, payments for research and development activities, reimbursement of certain third-party costs, payments based upon the achievement of specified milestones, and royalty payments based on product sales derived from the collaboration. The Company typically reflects as revenue amounts due under its collaborative agreements related to reimbursement of development activities because it is typically the principal under the arrangements.

When the Company has concluded to follow revenue recognition guidance for collaborations, it evaluates multiple-element arrangements based on the guidance in ASC 605-25, Revenue Recognition—Multiple-Element Arrangements (“ASC 605-25”). Pursuant to the guidance in ASC 605-25, the Company evaluates multiple-element arrangements to determine (i) the deliverables included in the arrangement and (ii) whether the individual deliverables represent separate units of accounting or whether they must be accounted for as a combined unit of accounting. When deliverables are separable, consideration received is allocated to the separate units of accounting based on the relative selling price method and the appropriate revenue recognition principles are applied to each unit. When the Company determines that an arrangement should be accounted for as a single unit of accounting, the Company must determine the period over which the performance obligations will be performed and revenue will be recognized. This evaluation requires the Company to make judgments about the individual deliverables and whether such deliverables are separable from the other aspects of the contractual relationship. Deliverables are considered separate units of accounting provided that (i) the delivered item has value to the customer on a standalone basis and (ii) if the arrangement includes a general right of return with respect to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the Company’s control. In assessing whether an item has standalone value, the Company considers factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the collaboration partner can use any other deliverable for its intended purpose without the receipt of the remaining deliverable, whether the value of the deliverable is dependent on the undelivered item, and whether there are other vendors that can provide the undelivered items.

The consideration received under the arrangement that is fixed or determinable is then allocated among the separate units of accounting based on the relative selling prices of the separate units of accounting. The Company determines the selling price of a unit of accounting within each arrangement following the hierarchy of evidence prescribed by ASC 605-25. Accordingly, the Company determines the estimated selling price for units of accounting within each arrangement using vendor-specific objective evidence (“VSOE”) of selling price, if available; third-party evidence (“TPE”) of selling price if VSOE is not available; or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. The Company typically uses BESP to estimate the selling price as it generally does not have VSOE or TPE of selling price for its units of accounting. Determining the BESP for a unit of accounting requires significant judgment. In developing the BESP for a unit of accounting, the Company considers applicable market conditions and relevant entity-specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs. The Company validates the BESP for units of accounting by evaluating whether changes in the key assumptions used to determine the BESP will have a significant effect on the allocation of arrangement consideration between multiple units of accounting.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company recognizes arrangement consideration allocated to each unit of accounting when all of the following criteria are met for that particular unit of accounting: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured. In the event that a deliverable does not represent a separate unit of accounting, the Company recognizes revenue from the combined unit of accounting over the contractual or estimated performance period for the undelivered items, which is typically the term of the Company’s research and development obligations. If there is no discernible pattern of performance or objectively measurable performance measures do not exist, then the Company recognizes revenue under the arrangement on a straight- line basis over the period the Company is expected to complete its performance obligations. Conversely, if the pattern of performance over which the service is provided to the customer can be determined and objectively measurable performance measures exist, then the Company recognizes revenue under the arrangement using the proportional performance method. Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line method or proportional performance method, as applicable, as of the period ending date.

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the Company expects to complete its performance obligations under an arrangement. Steering committee services that are not inconsequential or perfunctory and that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which the Company expects to complete its aggregate performance obligations.

At the inception of an arrangement that includes milestone payments, the Company evaluates whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone. This evaluation includes an assessment of whether: (i) the consideration is commensurate with either the Company’s performance to achieve the milestone or the enhancement of the value of the delivered item as a result of a specific outcome resulting from the Company’s performance to achieve the milestone, (ii) the consideration relates solely to past performance, and (iii) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. The Company evaluates factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone and the level of effort and investment required to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether a milestone satisfies all of the criteria required to conclude that a milestone is substantive. The Company will recognize revenue in its entirety upon successful accomplishment of any substantive milestones, assuming all other revenue recognition criteria are met. Milestones that are not considered substantive are recognized as earned if there are no remaining performance obligations or over the remaining period of performance, with a cumulative catch-up being recognized for the elapsed portion of the period of performance, assuming all other revenue recognition criteria are met.

To date, the Company has not recorded any substantive milestones because no milestones that meet the required criteria listed above have been identified. Payments for achievement of non-substantive milestones are deferred and recognized as revenue over the estimated period of performance applicable to the collaborative arrangement. As these milestones are achieved, the Company will recognize as revenue a portion of the milestone payment that is equal to the percentage of the performance period completed when the milestone is achieved, multiplied by the amount of the milestone payment, upon achievement of such milestone. The Company will recognize the remaining portion of the milestone payment over the remaining performance period under either the proportional performance method or on a straight-line basis.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Royalty revenue, if any, is recognized based on contractual terms when reported sales are reliably measurable and collectibility is reasonably assured, provided that there are no performance obligations then remaining. To date, none of the Company’s product candidates have been approved and, therefore, the Company has not earned any royalty revenue from product sales.

Amounts received prior to satisfying all revenue recognition criteria are recorded as deferred revenue in the accompanying consolidated balance sheets. Amounts not expected to be recognized as revenue within the following twelve months of the balance sheet date are classified as long-term deferred revenue.

In the event that a collaborative research and license agreement were to be terminated and the Company had no further performance obligations, the Company would recognize as revenue any portion of the upfront payment and other payments that had not previously been recorded as revenue and were classified as deferred revenue at the date of such termination.

Government Contracts

The Company recognizes contracts with government agencies, such as BARDA (see Note 6), as revenue, rather than as a reduction of research and development expenses, when the Company is the principal in conducting the research and development activities as these contracts are central to its ongoing operations. Revenue is recognized as the research expenses related to the contracts are incurred. Revenue recognition commences only once persuasive evidence of a contract exists, services have been rendered, the reimbursement amounts under the contract are fixed or determinable, and collectibility is reasonably assured. Funds received from government contracts in advance of work being performed are recorded as deferred revenue until earned and recognized.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, stock-based compensation and benefits, facilities costs, depreciation, third-party license fees, and external costs of outside vendors engaged to conduct preclinical development activities and clinical trials as well as to manufacture preclinical and clinical trial materials.

Research and development expenses include the costs of performing services or providing materials in connection with the Company’s collaborative agreement with SIIPL (see Note 6) and its government contract with BARDA (see Note 6). In addition, research and development expenses are recorded net of reimbursements paid or due to the Company by A*STAR (see Note 6) under a research and collaboration agreement because the Company concluded that it had a vendor relationship with A*STAR as A*STAR was the principal conducting the research and development activities.

Non-refundable prepayments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Research Contract Costs and Accruals

The Company has entered into various research and development-related contracts with companies both inside and outside of the United States. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Stock-Based Compensation

The Company measures stock options and other stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company also issues stock options with performance-based vesting conditions and records the expense for these awards when the Company concludes that it is probable that the performance condition will be achieved.

For stock-based awards granted to consultants and non-employees, compensation expense is recognized over the period during which services are rendered by such consultants and non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model.

The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The Company recognizes compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre-vesting forfeitures for service-based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company’s estimate, the Company may be required to record adjustments to stock-based compensation expense in future periods.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option- pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employees is equal to the contractual

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

Warrant Liability

The Company classifies warrants for the purchase of shares of its convertible preferred stock and warrants for the purchase of a unit of its convertible preferred stock and common stock (see Note 11) as a liability on its consolidated balance sheets as these warrants are free-standing financial instruments that may require the Company to transfer assets upon exercise. The warrants were initially recorded at fair value on date of grant, and are subsequently remeasured to fair value at each balance sheet date. Changes in fair value of these warrants are recognized as a component of other income (expense), net in the Company’s consolidated statements of operations and comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, or upon the warrants becoming warrants to purchase only common stock.

In addition, the Company classifies a right to contingently acquire warrants for the purchase of common stock issued to the purchasers of the Company’s Series C convertible preferred stock (see Note 11) as a liability on its consolidated balance sheets as the right meets the definition of a derivative financial instrument that is not indexed to the Company’s own stock. This liability was initially recorded at fair value on the issuance date of the Series C convertible preferred stock, and is subsequently remeasured to fair value at each balance sheet date. The fair value of the liability considers the probability of whether or not the warrants will be issued. Changes in fair value of this liability are recognized as a component of other income (expense), net in the Company’s consolidated statements of operations and comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the issuance of the warrants or upon cancellation of the right in the event that the Financing Milestone (see Note 11) is achieved.

The Company utilizes the Black-Scholes option-pricing model, which incorporates assumptions and estimates, to value these warrants and the right to acquire warrants. The Company assesses these assumptions and estimates on a quarterly basis as additional information impacting the assumptions is obtained. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying equity instruments issuable upon exercise of the warrant, remaining contractual term of the warrants, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying convertible preferred stock and common stock and, with respect to the right to contingently acquire warrants for the purchase of common stock, the probability that the warrants will be issued.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders. There was no difference between net loss and comprehensive loss for each of the periods presented in the accompanying consolidated financial statements.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Net Loss per Share

The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding options and warrants to purchase common stock or convertible preferred stock are considered potential dilutive common shares.

The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends but contractually does not require the holders of such stock to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Potential common shares that are issuable for little or no cash consideration are considered outstanding common shares once they are exercisable, and are included in the calculation of basic and diluted net income (loss) per share attributable to common stockholders at that time.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle, and will require companies to use more judgment and make more estimates than under the current guidance. The Company expects that these judgments and estimates will include identifying performance obligations in the customer contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 such that the standard is effective for public entities for annual periods beginning after December 15, 2017 and for interim periods within those fiscal years. Early adoption of the standard is permitted for annual periods beginning after December 15, 2016. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (“ASU 2016-08”), which further clarifies the implementation guidance on principal versus agent considerations in ASU 2014-09. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, clarifying the implementation guidance on identifying performance obligations and licensing. Specifically, the amendments in this update reduce the cost and complexity of identifying promised goods or services and improve the guidance for determining whether promises are separately identifiable. The amendments in this update also provide implementation guidance on determining whether an entity’s promise to grant a license provides a customer with either a right to use the entity’s intellectual property (which is satisfied at a point in time) or a right to access the entity’s intellectual property (which is satisfied over time). In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”), which clarifies the objective of the collectability criterion, presentation of taxes collected from customers, non-cash consideration, contract modifications at transition, completed contracts at transition and how guidance in ASU 2014-09 is retrospectively applied. ASU 2016-08, ASU 2016-10 and ASU 2016-12 have the same effective dates and transition requirements as ASU 2014-09. The Company is currently evaluating the impact that the adoption of ASU 2014-09 will have on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). The amendments in this update will explicitly require a company’s management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Early application is permitted. This guidance relates to footnote disclosure only, and its adoption will not impact the Company’s financial position, results of operations or cash flows.

In November 2014, the FASB issued ASU No. 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (“ASU 2014-16”). The guidance requires an entity to determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of the relevant facts and circumstances (commonly referred to as the whole-instrument approach). The Company adopted the standard on the required effective date of January 1, 2016, and its adoption had no material impact on the Company’s financial position, results of operations or cash flows.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). ASU 2015-17 requires deferred tax liabilities and assets to be classified as noncurrent in the consolidated balance sheet. ASU 2015-17 is required to be adopted for annual periods beginning after

December 15, 2016, including interim periods within those fiscal years. The amendment may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company is currently evaluating the impact that the adoption of ASU 2015-17 will have on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. ASU 2016-02 (ASC Topic 842) supersedes the previous leases standard, ASC 840, Leases. The standard is effective for public entities for annual periods beginning after December 15, 2018 and for interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which simplifies share-based payment accounting through a variety of amendments. The standard is effective for annual periods beginning after December 15, 2016 and for interim periods within those fiscal years. Early adoption is permitted. The Company expects that its adoption of ASU 2016-09 will not have a material impact on its financial position, results of operations or cash flows.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), to address diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2016-15 will have on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory (“ASU 2016-16”), which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2016-16 will have on its consolidated financial statements.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

3. Fair Value of Financial Instruments

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values:

	Fair Value Measurements as of December 31, 2014 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$360	$—	$—	$360

	$360	$—	$—	$360

Liabilities:
Warrant liability	$—	$—	$116	$116

	$—	$—	$116	$116

	Fair Value Measurements as of December 31, 2015 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$69	$10,000	$—	$10,069

	$69	$10,000	$—	$10,069

Liabilities:
Warrant liability	$—	$—	$541	$541

	$—	$—	$541	$541

	Fair Value Measurements as of June 30, 2016 Using:
	Level 1	Level 2	Level 3	Total
	(unaudited)
Assets:
Cash equivalents	$177	$—	$—	$177

	$177	$—	$—	$177

Liabilities:
Warrant liability	$—	$—	$1,037	$1,037

	$—	$—	$1,037	$1,037

Cash equivalents as of December 31, 2014 and June 30, 2016 (unaudited) consisted of money market funds and were valued based on Level 1 inputs. Cash equivalents as of December 31, 2015 consisted of a money market fund, which was valued based on Level 1 inputs, and overnight repurchase agreements. Repurchase agreements are agreements with banks to repurchase notes that are collateralized by U.S. government securities and are valued by the Company using inputs that are observable or can be corroborated by observable market data, which represents a Level 2 measurement within the fair value hierarchy. Amounts classified as cash equivalents in the tables above include $25 as of December 31, 2014 and 2015 and June 30, 2016 (unaudited)

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

that was invested in a money market fund and classified as restricted cash in the Company’s consolidated balance sheets. During the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016 (unaudited), there were no transfers between Level 1, Level 2 and Level 3.

The warrant liability in the table above is composed of the fair values of warrants for the purchase of Seed convertible preferred stock, warrants to purchase units of Series B convertible preferred stock and common stock, and the right to contingently acquire warrants to purchase common stock. The fair values of the warrants are based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The Company’s valuation of these warrants utilized the Black-Scholes option-pricing model, which incorporates assumptions and estimates to determine their fair values. The Company has assessed these assumptions and estimates on a quarterly basis as additional information impacting the assumptions is obtained. Changes in the fair value of the warrant liability are recognized in the consolidated statements of operations and comprehensive loss.

The quantitative elements associated with the Company’s Level 3 inputs impacting the fair value measurement of the warrant liability include the fair value per share of the underlying equity securities issuable upon exercise of the warrants, the remaining contractual term of the warrants, risk-free interest rate, expected dividend yield, and expected volatility of the price of the underlying preferred stock and common stock. The Company determines the fair value per share of the underlying preferred stock by taking into consideration its most recent sales of its convertible preferred stock as well as additional factors that the Company deems relevant. The Company historically has been a private company and lacks company-specific historical and implied volatility information of its stock. Therefore, it estimates its expected stock volatility based on the historical volatility of publicly traded peer companies for a term equal to the remaining contractual term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the warrants. The Company has estimated a 0% dividend yield based on the expected dividend yield and the fact that the Company has never paid or declared dividends. The fair value of the right to contingently acquire warrants to purchase common stock also considers the probability of whether or not the warrants will be issued.

The following table provides a roll forward of the aggregate fair values of the Company’s warrants to purchase convertible preferred stock, warrants to purchase units of convertible preferred stock and common stock, and the right to contingently acquire warrants to purchase common stock, for which fair value is determined by Level 3 inputs:

Balance at December 31, 2013	$18
Issuance of warrants to purchase units of convertible preferred stock and common stock, at fair value	100
Decrease in fair value	(2)

Balance at December 31, 2014	116
Issuance of warrants to purchase units of convertible preferred stock and common stock, at fair value	221
Increase in fair value	204

Balance at December 31, 2015	541
Issuance of right to contingently acquire warrants to purchase common stock, at fair value	593
Decrease in fair value	(97)

Balance at June 30, 2016 (unaudited)	$1,037

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4. Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,		June 30, 2016
	2014	2015
			(unaudited)
Laboratory equipment	$1,325	$1,919	$1,973
Computer and office equipment and software	137	193	200
Furniture and fixtures	28	66	66
Leasehold improvements	30	174	174

	1,520	2,352	2,413
Less: Accumulated depreciation and amortization	(997)	(1,323)	(1,526)

	$523	$1,029	$887

Depreciation and amortization expense for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016 (unaudited) was $260, $326, $131 and $203, respectively.

5. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,		June 30, 2016
	2014	2015
			(unaudited)
Payroll and payroll-related expenses	$780	$1,577	$882
External research and development services	101	2,578	1,991
Professional fees and consulting services	447	1,405	407
Other	60	123	135

	$1,388	$5,683	$3,415

6. Collaborations and Research Funding

Collaboration Agreement with A*STAR

In April 2015, the Company entered into a research and collaboration agreement with the Agency for Science, Technology and Research (“A*STAR”), an agency of the Singapore government, in Singapore for the completion of various preclinical studies and Phase 1 and Phase 2 clinical trials in Singapore relating to the development of one of the Company’s product candidates, VIS513, to treat Dengue. In September 2016, A*STAR notified the Company that it is terminating the agreement, without cause, effective November 29, 2016. Per the agreement, A*STAR is required to pay the Company in full for all of its reasonable costs and expenses incurred as of the termination date, including all non-cancellable expenses and any early termination penalties.

Under the terms of the research and collaboration agreement, A*STAR was responsible for managing, executing and financing the preclinical studies and clinical trials of VIS513. The Company’s role was to oversee A*STAR’s preclinical study and clinical trial management as well as to provide guidance regarding clinical trial design and planning, to facilitate requisite manufacturing and to generate cell lines for the proposed clinical trials. A*STAR funded research and development activities under the agreement and reimbursed the Company

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

for reasonable costs and expenses in performance of its contract obligations. The research and collaboration agreement was due to remain in effect until April 2020, unless earlier terminated or extended in accordance with its terms. In exchange for funding the research and development activities under the agreement, all rights, title and interest to data and know-how generated under the agreement are solely owned by A*STAR. The Company has licensed from A*STAR an exclusive, worldwide, transferrable, sublicensable, perpetual license to use data generated under the agreement specific to VIS513 for its research, development and commercial activities and a non-exclusive, worldwide, transferable, sublicensable, perpetual license to use any know-how generated under the agreement which is related or applicable to VIS513 but has other potential applications and is necessary for the commercialization of VIS513 for its research, development and commercial activities in the field of VIS513 therapeutics only. As a result of the termination of the agreement and pursuant to the terms of the agreement, as of the effective date of termination, (i) the license to the results generated as of the effective date of the termination granted to the Company automatically converted to a fully paid, royalty-free, irrevocable and non-terminable license to the Company, and (ii) no further payments are due to A*STAR or its affiliated entities, including any royalties and sublicensing revenue share.

Reimbursements by A*STAR were recorded by the Company as a reduction to research and development expenses in the consolidated statements of operations and comprehensive loss (see Note 2). For the year ended December 31, 2015 and the six months ended June 30, 2015 and 2016 (unaudited), reimbursements of research and development expenses under the agreement of $2,739, $200 and $2,090, respectively, were recorded as reductions to research and development expenses. During the year ended December 31, 2015, $1,545 was invoiced to A*STAR (of which $1,240 was still outstanding as other receivables as of December 31, 2015) and the remaining $1,194 was recorded as unbilled receivables as of December 31, 2015. During the six months ended June 30, 2016 (unaudited), the $1,194 of unbilled receivables at December 31, 2015 was invoiced to A*STAR in addition to $1,713 of new costs incurred. Of the $2,907 invoiced during the six months ended June 30, 2016 (unaudited), $2,045 remained outstanding as other receivables as of June 30, 2016 (unaudited). The remaining $377 was recorded as unbilled receivables as of June 30, 2016 (unaudited).

Collaboration Agreement with SIIPL

In August 2015, the Company entered into a license and collaboration agreement with the Serum Institute of India Private Limited (“SIIPL”) under which the Company granted to SIIPL the right to develop, manufacture and commercialize one of the Company’s product candidates, VIS513, for the treatment of Dengue in India, Pakistan, Bangladesh, Nepal, Bhutan, Maldives and Sri Lanka (“the licensed territory”). The agreement will remain in effect, on a country-by-country basis, until the later of the expiration of the last-to-expire licensed patent in such country, the end of the regulatory exclusivity in such country and the tenth anniversary after the first commercial sale of VIS513 in such country. Upon entry into the agreement, SIIPL paid a one-time, non- refundable and non-creditable upfront fee of $5,000, of which $4,459 was received by the Company, net of withholding tax. The Company is also eligible to receive up to $34,000 in development milestone payments, and if approved, commercial milestone payments and double-digit royalties below 20% of net sales of VIS513 in the licensed territory.

Amounts received under the SIIPL agreement are recorded as deferred revenue until all deliverables related to a unit of accounting under the contract have been delivered. The Company has concluded that there are three deliverables under the agreement: a license, a research plan and a right of reference, and that these deliverables represent two separate units of accounting. The Company concluded that the license and the research plan constitute a single unit of accounting because the license has no value to SIIPL without the research plan, and the Company concluded that the right of reference, or the sharing of development data, is a separate unit of

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

accounting. Upon completion of delivery of the research plan subsequent to delivery of the license, the license and research plan unit of accounting has standalone value to SIIPL because SIIPL then had all the necessary license rights and know-how to be able to develop and commercialize the product candidate in the licensed territory without the right of reference unit or any of the Company’s involvement. The Company believes that the right of reference is inconsequential to the contract and was added to share data about any adverse events discovered during the development process. The Company has determined that the BESP assigned to the right of reference is immaterial. Accordingly, the $5,000 received from SIIPL for the one-time, upfront fee was recognized as revenue on a straight-line basis over the estimated period of performance of the Company’s obligations under the research plan, which commenced in October 2015 and concluded in June 2016. In addition, the Company has determined that the specified milestones in the contract are not substantive. As a result, once its performance obligations under the license and research plan are complete, the Company will recognize revenue for any milestone payments received upon the achievement of any such milestones.

For the year ended December 31, 2015 and the six months ended June 30, 2016 (unaudited), the Company recognized revenue of $1,494 and $3,506, respectively, under the SIIPL agreement. Amounts recorded as deferred revenue in connection with the SIIPL agreement totaled $3,506 as of December 31, 2015. There was no amount of deferred revenue recorded as of June 30, 2016 (unaudited) in connection with the SIIPL agreement.

BARDA Contract

In September 2015, the Company was awarded a contract by the U.S. Biomedical Advanced Research and Development Authority (“BARDA”), an agency of the U.S. government’s Department of Health and Human Services, that includes a forty-month base period with committed funding of $29,149 for the development of VIS410 and options that, if exercised by BARDA, would extend the contract to sixty months and increase funding to $204,456. The funding is for the development of VIS410 for the treatment of hospitalized patients with influenza A, including seasonal strains and potential pandemic strains, and patients at high risk of complications. The agreement is a cost-plus-fixed-fee development contract, with a base performance segment valued at $29,149, and six option work segments, valued at $175,307 in total, that BARDA may pursue in its sole discretion. Five of the option work segments are cost-plus-fixed-fee arrangements, while one option is a fixed-price arrangement for which the Company would be responsible for the costs associated with that work segment and BARDA would provide a designated portion of the costs upon provision of the specific data from the work segment. The estimated period of performance for the base performance segment is September 30, 2015 through January 31, 2019. Each of the six option work segments are eligible to be pursued by BARDA upon the completion of agreed-upon milestones and deliverables and have overlapping period-of-performance start dates. If BARDA pursues all of its options under the contract, the contract could be extended until September 14, 2020. BARDA has the right to terminate the contract, in whole or in part, for any reason or for no reason at all.

In September 2016, the Company was awarded a contract modification by BARDA that increased the contract for the base period to include additional committed funding of $9,501. The increase adjusted the total committed funds for the base period to $38,650 and, if the options are exercised by BARDA, increased total potential funding by BARDA to $213,957.

Reimbursable costs under the BARDA contract, including the fixed-fee margin, will be recognized as revenue, rather than as a reduction of research and development expenses (see Note 2), in the period the reimbursable costs are incurred. Revenue earned in advance of billings to BARDA will be recorded as unbilled receivables in the consolidated balance sheet. During the year ended December 31, 2015, revenue of $740 was

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

recognized under the BARDA contract, of which $77 was billed and $663 remained unbilled as of December 31, 2015. During the six months ended June 30, 2016 (unaudited), revenue of $4,580 was recognized under the BARDA contract, of which $2,205 was billed (including the $663 that was unbilled under the arrangement as of December 31, 2015) and $3,038 remained unbilled as of June 30, 2016 (unaudited).

The Company has agreed to pay a third-party consulting firm 3% of all amounts received from BARDA, subject to a maximum amount, as a result of the firm’s services performed in support of the Company’s efforts to secure the BARDA contract. Related to this agreement, for the year ended December 31, 2015 and the six months ended June 30, 2016 (unaudited), the Company recorded expenses of $23 and $137, respectively, which are included in general and administrative expenses in the consolidated statement of operations and comprehensive loss.

The following tables summarize amounts attributable to activity under the Company’s collaboration arrangements and government contract by line item included in its consolidated statements of operations and comprehensive loss:

	Year Ended December 31, 2015
	BARDA	SIIPL	A*STAR	Total
Collaboration revenue	$—	$1,494	$—	$1,494
Government contract revenue	$740	$—	$—	$740
Reduction of research and development expenses	$—	$—	$2,739	$2,739

	Six Months Ended June 30, 2016
	BARDA	SIIPL	A*STAR	Total
	(unaudited)
Collaboration revenue	$—	$3,506	$—	$3,506
Government contract revenue	$4,580	$—	$—	$4,580
Reduction of research and development expenses	$—	$—	$2,090	$2,090

7. Notes Payable

Notes payable consisted of the following:

	December 31,		June 30, 2016
	2014	2015
			(unaudited)
Principal amount of notes payable	$5,000	$9,422	$7,835
Less: Current portion	(377)	(3,220)	(3,326)

Notes payable, net of current portion	4,623	6,202	4,509
Debt discount, net of accretion	(170)	(308)	(208)
Accretion related to additional payment due on maturity	—	61	106

Notes payable, net of discount and current portion	$4,453	$5,955	$4,407

2011 Loan Agreement

In February 2011, the Company entered into a loan and security agreement with Lighthouse Capital Partners for a commitment of $3,000 (“2011 Loan Agreement”). The Company drew down the full $3,000 of the commitment at various dates in 2011. Borrowings under the 2011 Loan Agreement were collateralized by a first

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

lien on all assets of the Company, excluding all intellectual property of the Company and had a stated annual interest rate of 9.0%. Borrowings required monthly, interest-only payments from March 2011 to November 2011 and equal monthly payments of interest and principal over the 36 months thereafter. In addition, upon repayment in full of the notes in November 2014, the Company was required to make an additional payment of $90. In connection with the 2011 Loan Agreement, the Company issued to the lender warrants for the purchase of an aggregate of 87,500 shares of Seed convertible preferred stock at an exercise price of either $1.00 or $2.00 per share (see Note 11). During the year ended December 31, 2014, the Company made aggregate principal payments of $1,004 under the 2011 Loan Agreement. In September 2014, the Company terminated the 2011 Loan Agreement and repaid all amounts due of $280, which included all principal, interest and fees then due under the agreement.

2014 Loan Agreement

In September 2014, the Company entered into a new loan and security agreement with Square 1 Bank (currently known as Pacific Western Bank) and Oxford Finance LLC (“2014 Loan Agreement”) that provides for aggregate borrowings of up to $10,000 under two term loans of up to $5,000 each. Upon entering into the agreement, the Company drew down an aggregate of $5,000 of borrowings. Borrowings under the 2014 Loan Agreement bear interest at a blended fixed annual interest rate of 7.15%, and the agreement requires monthly, interest-only payments from October 2014 to September 2015 and equal monthly payments of interest and principal over the 36 months thereafter through September 2018. In addition, upon repayment of all outstanding amounts under the agreement, the Company will be required to make an additional payment of $150 (based on the amount of cumulative borrowings through December 31, 2014). Borrowings under the 2014 Loan Agreement are secured by a first lien on all of the Company’s assets, excluding its intellectual property. However, the Company has agreed under a negative pledge agreement that it will not encumber its intellectual property, subject to certain exceptions.

In connection with entering into the 2014 Loan Agreement in September 2014, the Company issued to the lenders warrants for the purchase of 160,000 shares of Series B convertible preferred stock and 40,000 shares of common stock at an exercise price of $1.25 per unit, with each unit consisting of one share of Series B convertible preferred stock and 0.25 shares of common stock (see Note 11). On the issuance date of the warrants, the Company recorded the issuance-date fair value of the warrants of $100 as a debt discount and warrant liability. In addition, the Company paid upfront fees of $91 to the lender that were also recorded as debt discount. The total debt discount and the additional payment of $150 due upon repayment of all outstanding amounts under the agreement are being accreted to the carrying value of the debt using the effective interest method.

In September 2015, the Company borrowed an additional $2,500 under the 2014 Loan Agreement. Related to this additional borrowing, upon repayment of all outstanding amounts under the 2014 Loan Agreement, the Company will be required to make an additional payment of $75. In connection with this additional borrowing, the Company issued to the lenders warrants to purchase 80,000 shares of Series B preferred stock and 20,000 shares of common stock at an exercise price of $1.25 per unit, with each unit consisting of one share of Series B preferred stock and 0.25 shares of common stock. The warrants were immediately exercisable and expire in September 2025. On the issuance date of the warrants, the Company recorded the issuance-date fair value of the warrants of $100 as a debt discount and warrant liability. In addition, the Company paid upfront fees of $6 to the lender that were also recorded as debt discount. The total debt discount and the additional payment of $75 due upon repayment of all outstanding amounts under the agreement are being accreted to the carrying value of the debt using the effective interest method.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

In December 2015, the Company borrowed the remaining $2,500 available under the 2014 Loan Agreement. Related to this additional borrowing, upon repayment of all outstanding amounts under the 2014 Loan Agreement, the Company will be required to make an additional payment of $75. In connection with this additional borrowing, the Company issued to the lenders warrants to purchase 80,000 shares of Series B preferred stock and 20,000 shares of common stock at an exercise price of $1.25 per unit, with each unit consisting of one share of Series B preferred stock and 0.25 shares of common stock. The warrants were immediately exercisable and expire in December 2025.

On the issuance date of the warrants, the Company recorded the issuance-date fair value of the warrants of $121 as a debt discount and warrant liability. In addition, the Company paid upfront fees of $1 to the lender that were also recorded as debt discount. The total debt discount and the additional payment of $75 due upon repayment of all outstanding amounts under the agreement are being accreted to the carrying value of the debt using the effective interest method.

Related to the 2011 Loan Agreement and the 2014 Loan Agreement, accretion of the debt discount and of the additional payments of $90 (for the 2011 Loan Agreement) and $300 (for the 2014 Loan Agreement) recorded as incremental interest expense totaled $59 and $141 for the years ended December 31, 2014 and 2015, respectively, and $56 and $145 for the six months ended June 30, 2015 and 2016 (unaudited), respectively.

There were no principal payments due or paid under the 2014 Loan Agreement during the year ended December 31, 2014 or during the six months ended June 30, 2015 (unaudited). During the year ended December 31, 2015 and the six months ended June 30, 2016 (unaudited), the Company made aggregate principal payments of $578 and $1,587, respectively.

As of December 31, 2015, future principal payments due under the 2014 Loan Agreement were as follows:

Year Ending December 31,
2016	$3,220
2017	3,448
2018	2,754

$9,422

As of June 30, 2016 (unaudited), future principal payments due under the 2014 Loan Agreement during the years ending December 31, 2016, 2017 and 2018 totaled $1,633, $3,448 and $2,754, respectively.

8. Commitments and Contingencies

Operating Lease

The Company leases office and laboratory space under a lease agreement that initially expired on March 31, 2015, but was amended in January 2015 and May 2015 to extend the lease through March 31, 2017 and to increase the amount of space under the lease. As of December 31, 2015, the amended lease agreement required future minimum lease payments for the years ending December 31, 2016 and 2017 of $800 and $201, respectively, totaling $1,001. The Company is further responsible for its pro rata share of operating expenses, real estate taxes and utilities of the facility housing the leased office and laboratory space.

Payment escalations and tenant improvement allowances as specified in the lease agreement are accrued such that rent expense is recognized on a straight-line basis over the term of occupancy. As of December 31, 2014, the entire accrued rent balance of $17 was included in accrued expenses and other current liabilities. As of

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

December 31, 2015, the accrued rent balance of $96 was split, with $76 included in accrued expenses and other current liabilities and $20 classified as deferred rent, long-term. As of June 30, 2016 (unaudited), the entire accrued rent balance of $61 was included in accrued expenses and other current liabilities. Rent expense for the years ended December 31, 2014 and 2015 was $471 and $630, respectively. Rent expense for the six months ended June 30, 2015 and 2016 (unaudited) was $279 and $362, respectively.

In September 2016, the lease was further amended to extend the term of the lease through November 2017. The September 2016 amendment added $714 in future minimum lease payments to payments due previously during the year ending December 31, 2017.

In connection with the facility lease, the Company has a letter of credit with a financial institution related to a security deposit for the facility lease for $118 at December 31, 2014 and 2015 and June 30, 2016 (unaudited). The Company is required to maintain a cash balance of at least the amount of the letter of credit to secure the letter of credit. This amount is classified as restricted cash in the consolidated balance sheets.

License Agreements

2008 Agreement with MIT

In April 2008, the Company entered into an exclusive patent license agreement with the Massachusetts Institute of Technology (“MIT”) for certain patents related to therapeutics, including monoclonal antibodies that target the influenza virus. Under this 2008 agreement, the Company is currently required to meet minimum spending requirements towards research and development of licensed products of $2,000 annually until the first commercial sale of a licensed product and to pay MIT future annual license maintenance fees of $150. The Company is also obligated to make future milestone payments of up to $900 upon the achievement of specified clinical and regulatory milestones. The Company also agreed to pay MIT royalties of a low single-digit percentage of net sales of licensed products sold by the Company, its affiliates or sublicensees. If the Company grants any sublicense rights under the license agreement, the Company has agreed to pay MIT a low double-digit percentage of sublicense fees received by the Company. Under the 2008 agreement, the Company is required to reimburse MIT for any fees that MIT incurs related to the filing, prosecution and maintenance of patent rights licensed under the agreement. The agreement expires upon expiration or abandonment of all issued patents and filed patent applications, and the Company has the right to terminate the agreement with written notice.

The Company recorded research and development expenses of $180 and $100 for the years ended December 31, 2014 and 2015, respectively, and $100 and $150 for the six months ended June 30, 2015 and 2016 (unaudited), respectively, including license maintenance fees and a regulatory milestone payment of $80 made in May 2014 under the 2008 agreement. The Company also recorded general and administrative expenses of $371 and $237 for the years ended December 31, 2014 and 2015, respectively, and $112 and $154 for the six months ended June 30, 2015 and 2016 (unaudited), respectively, in intellectual property legal costs associated with the 2008 agreement.

2013 Agreement with MIT

In November 2013, the Company entered into an exclusive patent license agreement with MIT for a family of early-stage monoclonal antibodies that target the Dengue virus. Under this 2013 agreement, the Company is currently required to meet minimum spending requirements towards research and development of licensed products of $1,200 annually through 2016 and of $1,500 annually thereafter until the first commercial sale of a licensed product. The Company is also required to pay to MIT future annual license maintenance fees of up to

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

$75 until the first commercial sale of a licensed product and of $100 annually thereafter. The Company is also obligated to make future milestone payments on a product-by-product basis of up to $550 upon the achievement of specified clinical and regulatory milestones and of $300 upon the achievement of a specified commercial milestone. The Company also agreed to pay MIT royalties of a low single-digit percentage of net sales of licensed products sold by the Company, its affiliates or sublicensees. If the Company grants any sublicense rights under the license agreement, the Company has agreed to pay MIT a low double-digit percentage of sublicense fees received by the Company. Under the 2013 agreement with MIT, the Company is required to reimburse MIT for any fees that MIT incurs related to the filing, prosecution and maintenance of patent rights licensed under the agreement. The agreement expires upon expiration or abandonment of all issued patents and filed patent applications, and the Company has the right to terminate the agreement with written notice.

The Company recorded research and development expenses of $25 and $471 for the years ended December 31, 2014 and 2015, respectively, and $25 and $25 for the six months ended June 30, 2015 and 2016 (unaudited), respectively, related to license maintenance fees paid under the 2013 agreement and a sublicense fee of $446 accrued in September 2015 and paid in November 2015. The Company also recorded general and administrative expenses of $34 and $159 for the years ended December 31, 2014 and 2015, respectively, and $120 and $28 for the six months ended June 30, 2015 and 2016 (unaudited), respectively, in intellectual property legal costs associated with the 2013 agreement.

Vendor Agreements for Research and Development Activities

The Company enters into contracts in the normal course of business with various third parties for preclinical research studies, clinical trials, testing, manufacturing and other services. These contracts generally provide for termination upon notice and are cancelable without significant penalty or payment.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and its executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2014 or 2015 or June 30, 2016 (unaudited).

Legal Proceedings

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

9. Convertible Preferred Stock

The Company has issued Seed, Series A, Series B and Series C convertible preferred stock (collectively, the “Convertible Preferred Stock”). The holders of Convertible Preferred Stock have liquidation rights in the event of a deemed liquidation that, in certain situations, is not solely within the control of the Company. Therefore, the Convertible Preferred Stock is classified outside of stockholders’ equity (deficit). As of December 31, 2015 and June 30, 2016, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 63,378,633 shares and 88,195,998 shares, respectively, of $0.01 par value preferred stock.

In May 2014, the Company issued 12,000,000 shares of Series B convertible preferred stock (“Series B preferred stock”) at an issuance price of $1.25 per share for proceeds of $14,946, net of issuance costs of $54. Immediately prior to the closing of the transaction, one of the Company’s investors voluntarily elected to convert 2,283,867 shares of Series A convertible preferred stock (“Series A preferred stock”) into shares of the Company’s common stock on a 1-for-1 basis.

In September 2014, the Company completed the second closing of its Series B preferred stock and issued 12,000,000 shares of Series B preferred stock and 2,999,997 shares of common stock at an issuance price of $1.25 per unit for proceeds of $14,854, net of issuance costs of $146. On the date of issuance, the Company recorded the Series B preferred stock at $13,846 and the common stock at $1,008 based on their relative fair values, which were determined by the Company based, in part, on a third-party valuation analysis.

At the time of the second closing, the holders of the Company’s Series B preferred stock who participated in the May 2014 Series B preferred stock financing also received 2,999,996 shares of common stock, representing 0.25 shares of common stock for each share of Series B preferred stock owned by such holders at the time of closing. The aggregate fair value of the common stock issued of $1,080 was recorded as a dividend of common stock to preferred stockholders, reflected as both an increase to additional paid-in capital for the fair value of the common stock issued and an equal decrease to additional paid-in capital for the fair value of dividend from common stockholders to preferred stockholders because the Company had no retained earnings at that time.

In June 2016, the Company issued 15,931,035 shares of Series C convertible preferred stock (“Series C preferred stock”) at an issuance price of $1.45 per share for proceeds of $22,972, net of issuance costs of $128. The initial carrying value of the Series C preferred stock was determined to be $22,379, equal to the $23,100 of cash proceeds received by the Company, net of issuance costs of $128 and the $593 fair value of the right to contingently acquire warrants to purchase common stock issued to the purchasers of the Series C preferred stock (see Note 11).

As of each balance sheet date, Convertible Preferred Stock consisted of the following:

	December 31, 2014 and 2015
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Seed preferred stock	6,611,561	6,091,426	$6,014	$6,091	6,091,426
Series A preferred stock	32,447,072	32,447,072	32,081	32,447	32,447,072
Series B preferred stock	24,320,000	24,000,000	28,792	30,000	24,000,000

	63,378,633	62,538,498	$66,887	$68,538	62,538,498

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	June 30, 2016 (unaudited)
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Seed preferred stock	6,178,926	6,091,426	$6,014	$6,091	6,091,426
Series A preferred stock	32,447,072	32,447,072	32,081	32,447	32,447,072
Series B preferred stock	24,320,000	24,000,000	28,792	30,000	24,000,000
Series C preferred stock	25,250,000	15,931,035	22,379	23,100	15,931,035

	88,195,998	78,469,533	$89,266	$91,638	78,469,533

The holders of the Convertible Preferred Stock have the following rights and preferences:

Voting

The holders of Convertible Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. The holders of Seed convertible preferred stock (“Seed preferred stock”), Series A preferred stock and Series C preferred stock are entitled to the number of votes equal to the number of common shares into which each such share of preferred stock could convert. The holders of Series B preferred stock are entitled to the number of votes equal to the number of common shares into which each such share of preferred stock could convert multiplied by 1.25.

Conversion

Each share of Convertible Preferred Stock is convertible at the option of the holder at any time after the date of issuance. Each share of Convertible Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm commitment public offering with at least $30,000 of proceeds to the Company, net of discounts and commissions, and at a price of at least $4.00 per share, subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization, or (ii) upon the written consent of the holders of at least 70% of the then-outstanding shares of Convertible Preferred Stock, voting together as a single class.

The conversion ratio of each series of Convertible Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Original Issue Price is $1.00 per share for Seed preferred stock, $1.00 per share for Series A preferred stock, $1.25 per share for Series B preferred stock and $1.45 per share for Series C preferred stock. The Conversion Price is $1.00 per share for Seed preferred stock, $1.00 per share for Series A preferred stock, $1.25 per share for Series B preferred stock and $1.45 per share for Series C preferred stock, subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization and other adjustments as set forth in the Company’s certificate of incorporation, as amended and restated. As of December 31, 2014 and 2015 and June 30, 2016 (unaudited), all outstanding shares of Convertible Preferred Stock were convertible into common stock on a 1-for-1 basis.

Dividends

The holders of Convertible Preferred Stock are entitled to receive noncumulative dividends if and when declared by the Company’s board of directors. The Company may not declare, pay or set aside any dividends on shares of any other series of capital stock of the Company unless the holders of the Series C preferred stock then

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Series C preferred stock to which they are entitled. In addition, the Company may not declare, pay or set aside any dividends on shares of any other series of capital stock of the Company, other than dividends on shares of Series C preferred stock, unless the holders of the Seed preferred stock, Series A preferred stock and Series B preferred stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Seed preferred stock, Series A preferred stock and Series B preferred stock to which they are entitled. Through December 31, 2015 and June 30, 2016 (unaudited), no cash dividends have been declared or paid by the Company’s board of directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company or Liquidating Event (as described below), the holders of shares of Convertible Preferred Stock will receive, in preference to the common stockholders, an amount equal to the greater of (i) the Original Issue Price per share of the respective share of preferred stock, plus all dividends declared but unpaid on such shares or (ii) the amount the holders would receive if the Convertible Preferred Stock were converted into common stock prior to such liquidation event. If, upon any such liquidation event, the assets of the Company available for distribution are insufficient to permit payment in full to the holders of Convertible Preferred Stock, the proceeds will be ratably distributed among the holders of Convertible Preferred Stock in proportion to the respective amounts that they would have received if they were paid in full. After payments of all preferential amounts have been made in full to the holders of Convertible Preferred Stock, then, to the extent available, the remaining assets available for distribution shall be distributed among the holders of the shares of common stock ratably in proportion to the number of shares of common stock held by each common stockholder.

Unless the holders more than 70% of the Convertible Preferred Stock, voting together as a single class, elect otherwise, a Liquidating Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

Redemption

The Company’s certificate of incorporation, as amended and restated, does not provide redemption rights to the holders of Convertible Preferred Stock.

In September 2012, the Company entered into a letter agreement with the Bill & Melinda Gates Foundation (the “Gates Foundation”), which agreement was amended and restated in November 2013, related to the 6,800,000 shares of Series A preferred stock purchased by the Gates Foundation. Under the letter agreement, the Company is required to spend the $6,800 invested by the Gates Foundation for research on antibodies related to certain infectious diseases and for further development of the Company’s proprietary platform. Furthermore, the Company is required to spend $1,500 of the amount invested on one specific infectious disease. If the Company fails to spend the amount appropriately, or if it is determined that the investment does not meet the Gates Foundation’s charitable purposes (including by reason of the Company’s breach of specified conditions), then the Gates Foundation has the right to redeem the shares of Series A preferred stock or require the Company to find a third party to purchase the shares at a price equal to, in either case, either the initial purchase price of $1.00 per share or, at the Gates Foundation’s election, the current fair value as determined by an independent appraisal. In either case, if the Company, over the 12 months following such redemption, sells substantially all of its stock or assets or completes an initial public offering at a value greater than 200% of the price paid upon redemption, then

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

the Company must reimburse the Gates Foundation for the difference. If the redemption renders the Company insolvent, or if the redemption causes a material breach of a third-party financial covenant or contractual obligation, then the Company shall use its best efforts to redeem the Series A preferred stock as soon as practicable. If the Company redeems the Series A preferred stock by entering into a note with the Gates Foundation, then the note will be subordinate to the 2014 Loan Agreement. If the Company’s stock becomes freely tradable, then this redemption provision is terminated.

10. Common Stock

As of December 31, 2014 and 2015 and June 30, 2016, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 98,000,000 shares, 98,000,000 shares and 126,000,000 shares, respectively, of $0.0001 par value common stock. The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the Convertible Preferred Stock set forth above.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of the Convertible Preferred Stock. Through December 31, 2015 and June 30, 2016, no cash dividends have been declared.

As of December 31, 2015 and June 30, 2016, the Company had reserved 75,181,927 shares and 92,740,962 shares, respectively, of common stock for the conversion of outstanding shares of Convertible Preferred Stock (see Note 9), the exercise of outstanding stock options and the number of shares remaining available for grant under the Company’s 2008 Stock Incentive Plan (see Note 12) and the exercise of outstanding warrants to purchase convertible preferred stock and common stock (see Note 11), assuming all warrants to purchase convertible preferred stock became warrants to purchase common stock at the applicable Convertible Preferred Stock conversion ratio.

11. Warrants

The warrant liability recorded in the Company’s consolidated balance sheets consisted of the following:

	December 31,		June 30, 2016
	2014	2015
			(unaudited)
Fair value of warrants to purchase preferred stock and units of preferred stock and common stock	$116	$541	$444
Fair value of right to contingently acquire warrants to purchase common stock	—	—	593

	$116	$541	$1,037

Warrants to Purchase Preferred Stock and Units of Preferred Stock and Common Stock

In 2011, in connection with borrowings under the 2011 Loan Agreement, the Company issued to the lender warrants for the purchase of 25,000 shares of Seed preferred stock at an exercise price of $1.00 per share and warrants for the purchase of 62,500 shares of Seed preferred stock at an exercise price of $2.00 per share. These warrants were immediately exercisable and expire in February or September 2019. As these warrants are financial instruments that may require a transfer of assets at the option of the holders of the Seed preferred stock, these warrants are classified as liabilities in the consolidated balance sheets.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

In September 2014, in connection with the 2014 Loan Agreement, the Company issued to the lenders warrants for the purchase of 160,000 shares of Series B preferred stock and 40,000 shares of common stock at an exercise price of $1.25 per unit, with each unit consisting of one share of Series B preferred stock and 0.25 shares of common stock. These warrants were immediately exercisable and expire in September 2024. As the warrants for the purchase of shares of the Series B preferred stock and shares of common stock are not separately exercisable, the Company accounts for these warrants as a single instrument. As these warrants are financial instruments that may require a transfer of assets at the option of the holders of the Series B preferred stock, these warrants are classified as liabilities in the consolidated balance sheets.

In September 2015, in connection with the 2014 Loan Agreement, the Company issued to the lenders warrants for the purchase of 80,000 shares of Series B preferred stock and 20,000 shares of common stock at an exercise price of $1.25 per unit, with each unit consisting of one share of Series B preferred stock and 0.25 shares of common stock. These warrants were immediately exercisable and expire in September 2025. As the warrants for the purchase of shares of the Series B preferred stock and shares of common stock are not separately exercisable, the Company accounts for these warrants as a single instrument. As these warrants are financial instruments that may require a transfer of assets at the option of the holders of the Series B preferred stock, these warrants are classified as liabilities in the consolidated balance sheets.

In December 2015, in connection with the 2014 Loan Agreement, the Company issued to the lenders warrants for the purchase of 80,000 shares of Series B preferred stock and 20,000 shares of common stock at an exercise price of $1.25 per unit, with each unit consisting of one share of Series B preferred stock and 0.25 shares of common stock. These warrants were immediately exercisable and expire in September 2025. As the warrants for the purchase of shares of the Series B preferred stock and shares of common stock are not separately exercisable, the Company accounts for these warrants as a single instrument. As these warrants are financial instruments that may require a transfer of assets at the option of the holders of the Series B preferred stock, these warrants are classified as liabilities in the consolidated balance sheets.

The Company is required to remeasure the fair value of the outstanding warrants to purchase convertible preferred stock and units of convertible preferred stock and common stock at each reporting date, with any adjustments recorded as other income (expense) in the consolidated statements of operations and comprehensive loss. The warrants outstanding at each reporting date were remeasured using the Black-Scholes option-pricing model. As a result, the Company recorded other income of $2 for the year ended December 31, 2014, other expense of $204 for the year ended December 31, 2015, other expense of $61 for the six months ended June 30, 2015 (unaudited) and other income of $97 for the six months ended June 30, 2016 (unaudited) related to the change in fair value of these warrants.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The following table summarizes the Company’s outstanding warrants to purchase convertible preferred stock and units of convertible preferred stock and common stock:

	Number of Shares of Preferred Stock	Number of Shares of Common Stock	Exercise Price	Expiration Date	Warrant Fair Value
					December 31,		June 30, 2016
					2014	2015
							(unaudited)
Seed preferred stock	25,000	—	$1.00	February 28, 2019	$9	$22	$17
Seed preferred stock	62,500	—	$2.00	September 30, 2019	15	45	33
Series B preferred stock and common stock	160,000	40,000	$1.25	September 9, 2024	92	234	194
Series B preferred stock and common stock	80,000	20,000	$1.25	September 29, 2025	—	120	100
Series B preferred stock and common stock	80,000	20,000	$1.25	December 23, 2025	—	120	100

	407,500	80,000			$116	$541	$444

Right to Contingently Acquire Warrants to Purchase Common Stock

Pursuant to the Series C convertible preferred stock and warrant purchase agreement entered into in June 2016, the purchasers of the Series C preferred stock received the right to acquire warrants to purchase common stock at an exercise price of $0.01 per share in the event that the Company does not achieve a financing milestone by February 28, 2017 (the “Financing Milestone”). The Financing Milestone, as specified in the stock purchase agreement, is the Company’s raising of $25,000 in aggregate funds from (i) the sale shares of Series C preferred stock and (ii) any payments to the Company pursuant to any business development, licensing or similar agreement, excluding payments to the Company under the BARDA contract. As of June 30, 2016, the Company had raised funding of $23,100 towards achievement of the Financing Milestone from its sale of Series C preferred stock in June 2016 (see Note 9). The number of shares under warrants that would be issued if the Financing Milestone is not achieved is equal to $25,000 less the amount of funds raised pursuant to (i) and (ii) above, divided by the per share purchase price of the Series C preferred stock of $1.45.

The Company classifies this right to contingently acquire warrants for the purchase of common stock issued to the purchasers of the Company’s Series C preferred stock as a liability on its consolidated balance sheets as the right meets the definition of a derivative financial instrument that is not indexed to the Company’s own stock. This liability was initially recorded at fair value on the June 29, 2016 issuance date of the Series C preferred stock, and is subsequently remeasured to fair value at each balance sheet date. The fair value of the liability considers the probability of whether or not the warrants will be issued. Changes in fair value of this liability are recognized as a component of other income (expense), net in the Company’s consolidated statements of operations and comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the issuance of the warrants or upon cancellation of the right in the event that the Financing Milestone is achieved.

The liability related to the fair value of the right to contingently acquire warrants to purchase common stock was determined to be $593 on the date of issuance using the Black-Scholes option-pricing model and considering the probability of whether or not the warrants will be issued. The Company remeasured the liability as of June 30, 2016 (unaudited) and determined that there was no change to the fair value of the liability as of that date.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Warrants to Purchase Common Stock

In 2008, in connection with a license agreement, the Company issued warrants for the purchase of 500,000 shares of common stock at an exercise price of $10.00 per share. These warrants were immediately exercisable and expire in April 2018.

In 2012, in connection with the Company’s sale of Series A preferred stock, Company issued warrants for the purchase of 2,576,028 shares of common stock at an exercise price of $0.01 per share. These warrants were immediately exercisable and expire in May 2022. During 2014, warrants for the purchase of 195,748 shares of common stock were exercised, resulting in net proceeds to the Company of $2.

As of December 31, 2014 and 2015 and June 30, 2016 (unaudited), the Company had outstanding warrants to purchase 2,880,280 shares of common stock (excluding the 40,000 shares of common stock at December 31, 2014 and the 80,000 shares of common stock at December 31, 2015 and June 30, 2016 (unaudited) that may be issued upon exercise of the warrants for units of Series B preferred stock and common stock described above).

The fair values of the warrants for the purchase of common stock were measured on the dates of issuance using the Black-Scholes option-pricing model and classified within stockholders’ equity (deficit) because these warrants are exercisable into common stock only and, as such, would not require a transfer of assets.

12. Stock-Based Compensation

2008 Stock Incentive Plan

The Company’s 2008 Stock Incentive Plan, as amended, (the “2008 Plan”) provides for the Company to sell or issue common stock or restricted common stock, or to grant incentive stock options or nonqualified stock options for the purchase of common stock, to employees, members of the board of directors, consultants and advisors of the Company. The 2008 Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or their committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the share of common stock on the date of grant and the term of stock option may not be greater than ten years. The Company values its common stock by taking into consideration its most recently available third-party valuations of common stock performed under the direction of the board of directors as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

The total number of shares that may be issued under the 2008 Plan was 11,792,500 shares as of December 31, 2014, of which 1,213,564 shares remained available for future grant. In April 2015, the Company effected an increase in the number of shares of common stock reserved for future issuance under the 2008 Plan by 1,500,000 shares. The total number of shares that may be issued under the 2008 Plan was 13,292,500 shares as of December 31, 2015, of which 105,325 shares remained available for future grants. In March 2016, the Company effected an increase of 1,650,000 shares in the number of shares of common stock reserved for future issuance under the 2008 Plan. The total number of shares that may be issued under the 2008 Plan was 14,942,500 shares as of June 30, 2016, of which 636,346 shares remained available for future grants. In September 2016, the Company effected an increase of 2,300,000 shares in the number of shares of common stock reserved for issuance under the 2008 Plan to 17,242,500 shares.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Stock Option Valuation

The assumptions that the Company used in determining the fair value of stock options granted to employees and directors were as follows, presented on a weighted average basis:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Risk-free interest rate	1.97%	1.83%	1.72%	1.64%
Expected term (in years)	6.0	6.0	6.0	6.0
Expected volatility	61.9%	90.1%	94.0%	84.0%
Expected dividend yield	0%	0%	0%	0%

Stock Options

The following table summarizes the Company’s stock option activity since December 31, 2013:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)
Outstanding at December 31, 2013	9,874,891	$0.22	9.4	$746
Granted	636,000	0.35
Exercised	(181,083)	0.16
Forfeited	(743,104)	0.23

Outstanding at December 31, 2014	9,586,704	$0.23	8.6	$1,214
Granted	2,943,000	0.67
Exercised	(3,024,619)	0.23
Forfeited	(334,761)	0.31

Outstanding at December 31, 2015	9,170,324	$0.37	8.3	$9,051
Granted	1,160,500	0.91
Exercised	(22,000)	0.23
Forfeited	(41,521)	0.69

Outstanding at June 30, 2016 (unaudited)	10,267,303	$0.43	8.0	$5,544

Options exercisable at December 31, 2015	2,995,746	$0.32	7.4	$3,108
Options vested and expected to vest at December 31, 2015	8,255,324	$0.38	8.2	$8,129
Options exercisable at June 30, 2016 (unaudited)	4,300,355	$0.33	7.2	$2,705
Options vested and expected to vest at June 30, 2016 (unaudited)	9,352,303	$0.44	7.9	$4,989

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock.

The weighted average grant-date fair value of stock options granted during the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016 (unaudited) was $0.21, $0.50, $0.28 and $0.65,

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

respectively. The intrinsic value of stock options exercised during the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016 (unaudited) was $28, $2,449, $0 and $15, respectively.

Stock-Based Compensation

Stock-based compensation expense related to stock options was classified in the consolidated statements of operations and comprehensive loss as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Research and development expenses	$63	$174	$58	$147
General and administrative expenses	321	805	320	278

	$384	$979	$378	$425

In April 2015, the Company’s board of directors modified a portion of an outstanding stock option for the purchase of 1,922,500 shares of common stock, at an exercise price of $0.23 per share, that was to vest upon the achievement of performance conditions, which were not deemed to be probable of achievement at the time of the modification. The modified option provides for (i) the purchase of 1,257,500 shares of common stock, at an exercise price of $0.23 per share, subject to time-based vesting and (ii) the purchase of 665,000 shares of common stock, at an exercise price of $0.23 per share, subject to vesting upon the Company’s initial public offering of common stock. Stock-based compensation is being recognized over the service period for the time- based vesting portion of the award, based on the $367 modification-date fair value of the portion of the award subject to time-based vesting. As of December 31, 2015 and June 30, 2016 (unaudited), the Company’s initial public offering of common stock was not deemed probable of occurrence for accounting purposes and, therefore, no stock-based compensation is being recognized for the performance-based portion of the award. If the Company’s initial public offering of common stock becomes probable of occurrence, the Company will recognize compensation expense equal to the $194 modification-date fair value of the portion of the award subject to the performance condition.

In July 2015, the Company granted to an employee a performance-based stock option for the purchase of 500,000 shares of common stock, at an exercise price of $0.68 per share, subject to vesting upon the Company’s entry into an agreement with BARDA. In September 2015, the Company’s agreement with BARDA was signed and the option became vested, resulting in the recognition during the year ended December 31, 2015 of stock-based compensation expense of $252, equal to the grant-date fair value of the award.

Also in July 2015, the Company granted to an employee a performance-based stock option for the purchase of 250,000 shares of common stock, at an exercise price of $0.68 per share, subject to vesting upon the Company’s initial public offering of common stock. As of December 31, 2015 and June 30, 2016 (unaudited), an initial public offering of the Company’s common stock was not deemed probable of occurrence for accounting purposes and, therefore, no stock-based compensation was recognized with respect to the option as of December 31, 2015 and June 30, 2016 (unaudited). If the Company’s initial public offering of common stock becomes probable of occurrence, which for accounting purposes is upon successful completion of an initial public offering, the Company will recognize compensation expense equal to the grant-date fair value of the award of $126.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

During years ended December 31, 2014 and 2015, the Company granted to non-employees options to purchase 25,000 and 40,000 shares of common stock. The Company did not grant to non-employees options to purchase shares of common stock during the six months ended June 30, 2016 (unaudited). As of December 31, 2014, there were outstanding unvested service-based stock options held by non-employees for the purchase of 19,792 of common stock. As of December 31, 2015 and June 30, 2016 (unaudited), there were no unvested service-based stock options held by non-employees of common stock.

As of December 31, 2015, total unrecognized compensation cost related to the unvested awards was $1,563, which is expected to be recognized over a weighted average period of 2.8 years. As of June 30, 2016 (unaudited), total unrecognized compensation cost related to the unvested awards was $2,082, which is expected to be recognized over a weighted average period of 3.0 years.

13. Net Loss per Share and Unaudited Pro Forma Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Numerator:
Net loss	$(14,127)	$(28,142)	$(10,819)	$(7,247)
Dividend of common stock to preferred stockholders	(1,080)	—	—	—

Net loss attributable to common stockholders	$(15,207)	$(28,142)	$(10,819)	$(7,247)

Denominator:
Weighted average common shares outstanding—basic and diluted	12,823,318	18,428,611	17,882,407	20,926,960

Net loss per share attributable to common stockholders—basic and diluted	$(1.19)	$(1.53)	$(0.61)	$(0.35)

Basic and diluted weighted average common shares outstanding for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016 (unaudited) include, on a weighted average basis, 2,451,607, 2,380,280, 2,380,280 and 2,380,280 shares, respectively, of common stock issuable upon the exercise of warrants that are exercisable for little or no consideration.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company’s potential common shares, which include convertible preferred stock, stock options and warrants to purchase convertible preferred stock or common stock at exercise prices that are more than nominal, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The following potential common shares, presented based on amounts outstanding at each period end, were excluded from the calculation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive impact:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Convertible preferred stock (as converted to common stock)	62,538,498	62,538,498	62,538,498	78,469,533
Stock options to purchase common stock	9,586,704	9,170,324	10,153,620	10,267,303
Warrants to purchase convertible preferred stock (as converted to common stock) and common stock	787,500	987,500	787,500	987,500

	72,912,702	72,696,322	73,479,618	89,724,336

The table above excludes shares of common stock that may be issued in connection with the right to contingently acquire warrants to purchase common stock issued to the purchasers of Series C preferred stock as such warrants are only issuable and exercisable if the Financing Milestone is not achieved (see Note 11).

Unaudited Pro Forma Net Loss per Share

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2015 and the six months ended June 30, 2016 have been prepared to give effect to adjustments arising upon the closing of a qualified initial public offering. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders does not include the effects of the dividend of common stock to preferred stockholders or the change in fair value of warrant liability because the calculation gives effect to (i) the automatic conversion of shares of convertible preferred stock outstanding as of June 30, 2016 into common stock and (ii) all warrants to purchase convertible preferred stock and units of convertible preferred stock and common stock outstanding as of June 30, 2016 becoming warrants to purchase common stock as if the proposed initial public offering had occurred on the later of January 1, 2015 or the issuance date of the convertible preferred stock or the warrants.

The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2015 and the six months ended June 30, 2016 have been prepared to give effect, upon a qualified initial public offering, to the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock as if the proposed initial public offering had occurred on the later of January 1, 2015 or the issuance date of the convertible preferred stock.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Year Ended December 31, 2015	Six Months Ended June 30, 2016
	(unaudited)
Numerator:
Net loss attributable to common stockholders	$(28,142)	$(7,247)
Change in fair value of warrant liability	204	(97)

Pro forma net loss attributable to common stockholders	$(27,938)	$(7,344)

Denominator:
Weighted average common shares outstanding—basic and diluted	18,428,611	20,926,960
Pro forma adjustment to reflect assumed automatic conversion of all shares of convertible preferred stock into common stock upon the closing of the proposed initial public offering	62,538,498	62,713,564

Pro forma weighted average common shares outstanding—basic and diluted	80,967,109	83,640,524

Pro forma net loss per share attributable to common stockholders—basic and diluted	$(0.35)	$(0.09)

14. Income Taxes

During the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016 (unaudited), the Company recorded no income tax benefits for the net losses incurred and the tax credits earned in each year or interim period due to its uncertainty of realizing a benefit from those items. During the year ended December 31, 2015, the Company recorded an income tax provision of $541 for royalty-based withholding taxes paid to the Republic of India for the upfront payment received from SIIPL in September 2015 and $1 for the estimated imputed income tax due in the Republic of Singapore for the Company’s subsidiary in Singapore.

The following table presents the components of the Company’s income (loss) before income taxes:

	Year Ended December 31,
	2014	2015
United States	$(14,127)	$(27,151)
Foreign	—	(449)

Total	$(14,127)	$(27,600)

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax is as follows:

	Year Ended December 31,
	2014	2015
Federal statutory income tax rate	(34.0)%	(34.0)%
State income taxes, net of federal benefit	(5.0)	(4.7)
Research and development tax credits	(3.4)	(2.9)
Stock-based compensation expense	0.9	0.4
Foreign tax differential	—	0.6
Expiration of charitable contribution carryforwards	—	0.6
Write-off of prior offering costs	—	2.5
Expiration of state net operating loss carryforwards	0.3	—
Other	0.6	0.2
Change in deferred tax asset valuation allowance	40.6	39.3

Effective income tax rate	—%	2.0%

Net deferred tax assets consisted of the following:

	December 31,
	2014	2015
Deferred tax assets:
Capitalized research and development expenses	$10,060	$15,953
Net operating loss carryforwards	8,021	11,230
Research and development tax credit carryforwards	1,879	2,680
Foreign tax credit carryforwards	—	542
Charitable contribution carryforwards	540	344
Accrued expenses and other	185	792

Total deferred tax assets	20,685	31,541
Valuation allowance	(20,685)	(31,541)

Net deferred tax assets	$—	$—

As of December 31, 2015, the Company had federal and state net operating loss carryforwards of $29,315 and $27,313, respectively, which may be available to offset future income tax liabilities and begin to expire in 2028 and 2030, respectively. As of December 31, 2015, the Company also had federal research and development tax credit carryforwards of $1,989 and state research and development tax credits of $1,048, which may be available to offset future income tax liabilities and begin to expire in 2028 and 2025, respectively. As of December 31, 2015, the Company had excess stock-based compensation tax deductions related to net operating losses for federal and state purposes of $477 and $477, respectively. These excess tax benefits have not been included in the table of net deferred tax assets before valuation allowance presented above since these benefits would be credited directly to additional paid-in capital if subsequently recognized through a reduction in cash taxes paid by the Company. During the six months ended June 30, 2016 (unaudited), gross deferred tax assets increased by approximately $2,800 due to the operating loss incurred by the Company during that period.

Utilization of the net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986, and

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Further, until a study is completed and any limitation is known, no amounts are being presented as an uncertain tax position.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2014 and 2015 and June 30, 2016 (unaudited). Management reevaluates the positive and negative evidence at each reporting period.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2014 and 2015 were due primarily to the increase in net operating loss carryforwards, capitalized research and development expenses and research and development tax credit carryforwards and were as follows:

	Year Ended December 31,
	2014	2015
Valuation allowance at beginning of year	$14,947	$20,685
Decreases recorded as benefit to income tax provision	—	—
Increases recorded to income tax provision	5,738	10,856

Valuation allowance at end of year	$20,685	$31,541

The Company has not recorded any amounts for unrecognized tax benefits as of December 31, 2014 or 2015 or June 30, 2016 (unaudited).

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending income tax examinations. The Company’s tax years are still open under statute from 2012 to the present. Earlier years may be examined to the extent that tax credit or net operating loss carryforwards are used in future periods. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. As of December 31, 2014 and 2015 and June 30, 2016 (unaudited), the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations and comprehensive loss.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15. Related Party Transactions

In February 2013, the Company entered into a consulting agreement with Ram Sasisekharan, Ph.D., a member of the Company’s board of directors, for consulting services related to the development of diagnostics, vaccine and therapeutics for the Company’s various programs. The consulting agreement has an initial term of five years and currently provides for a $100 annual consulting fee. Under the consulting agreement, the director was paid $75 and $125 during the years ended December 31, 2014 and 2015, respectively, and $75 and $25 during the six months ended June 30, 2015 and 2016 (unaudited), respectively. In addition, in May 2013, the Company made an unrestricted gift to Dr. Sasisekharan’s laboratory at the Massachusetts Institute of Technology in recognition of his contributions in the area of infectious disease. The gift was in the amount of $375 and was paid in two equal installments in May 2013 and May 2014. Related to the gift commitment, the Company recorded $375 as research and development expense for the year ended December 31, 2013.

In October 2014, the Company entered into a secured promissory note agreement with the Company’s Vice President of Development, an executive officer. The total amount of the loan was $235, and the loan had a stated interest rate of 1.86% per year, compounded annually. The original repayment date of the loan was December 31, 2017. The loan was collateralized by all capital stock of the Company that the executive officer owned or would own in the future. Total principal of $235 as of December 31, 2014 and total interest due of $1 as of December 31, 2014 were reflected in other assets (non-current) in the Company’s consolidated balance sheet. On December 8, 2015, all outstanding principal and interest were paid in full by the executive officer and the promissory note was terminated.

16. 401(k) Plan

In 2010, the Company adopted a 401(k) retirement and savings plan (the “401(k) plan”) covering all employees. The 401(k) plan allows each participant to contribute up to an amount not to exceed an annual statutory maximum. The Company may elect to match employee contributions. The Company has not made any matching contributions through June 30, 2016 (unaudited).

17. Subsequent Events

For its consolidated financial statements as of December 31, 2015 and for the year then ended, the Company evaluated subsequent events through November 8, 2016, the date on which those financial statements were issued.

Write-off of Prior Offering Costs

On January 5, 2016, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission in connection with a proposed initial public offering of the Company’s common stock. In March 2016, prior to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2015, the Company’s board of directors determined to postpone the offering. Consequently, as of December 31, 2015, the Company recorded a general and administrative expense of $2,023 related to the write-off of offering costs incurred in 2015 and capitalized as deferred offering costs in the consolidated balance sheet.

18. Subsequent Events (unaudited)

For its interim consolidated financial statements as of June 30, 2016 and for the six months then ended, the Company evaluated subsequent events through November 8, 2016, the date on which those financial statements were issued.

VISTERRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Issuance of Options to Purchase Common Stock

On August 3, 2016, the Company granted options for the purchase of 500,000 shares of common stock, at an exercise price of $0.96 per share, to executive officers as compensation for future service to the Company. These options have performance-based vesting conditions such that the shares underlying the options vest in equal monthly installments over 12 months following the achievement of specified business development and financing milestones, if the milestones are achieved.

On September 7, 2016, the Company granted options for the purchase of 800,000 shares of common stock, at an exercise price of $0.96 per share, to an executive officer as compensation for future service to the Company. These options have both service-based and performance-based vesting conditions such that 600,000 shares underlying the options vest in equal monthly installments over 48 months beginning on January 1, 2016 and 200,000 shares underlying the options vest in equal monthly installments over 12 months following the achievement of specified business development and financing milestones, if the milestones are achieved.

SHARES OF COMMON STOCK

PRELIMINARY PROSPECTUS

Leerink Partners

Stifel

Needham & Company

Wedbush PacGrow

Until             ,     (25 days after commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The NASDAQ Global Market listing fee.

Amount
Securities and Exchange Commission registration fee		$6,949
FINRA filing fee		10,850
NASDAQ Global Market listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation that will be effective upon the closing of this offering provides that no director of ours shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Upon completion of this offering, our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation that will be effective upon the closing of this offering also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers or in connection with his or her service at our request at any other company or enterprise.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of our common stock issued, shares of our preferred stock issued, warrants to purchase shares of our common stock and preferred stock issued, and stock options and restricted stock awards granted, by us within the past three years that were not registered under the Securities Act of 1933, as amended, or the Securities Act. Also included is the consideration, if any, received by us for such shares, warrants and options and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed. No underwriters were involved in the foregoing issuances of securities.

(a)	Issuance of shares

In June 2016, we issued and sold 15,931,035 shares of our Series C convertible preferred stock to 16 investors, at a price per share of $1.45, for an aggregate purchase price of $23,100,001.

In September 2014, we issued and sold 12,000,000 shares of our Series B convertible preferred stock and 2,999,997 shares of our common stock to 15 investors, at a price per unit of $1.25, with each unit consisting of one share of Series B convertible stock and 0.25 shares of common stock, for an aggregate purchase price of $15,000,000.

In May 2014, we issued and sold 12,000,000 shares of our Series B convertible preferred stock to 10 investors, at a price per share of $1.25, for an aggregate purchase price of $15,000,000. In addition, in September 2014, we issued 2,999,996 shares of common stock to these same investors for no additional consideration.

In November 2013, we issued and sold 8,130,000 shares of our Series A convertible preferred stock to 14 investors, at a price per share of $1.00, for an aggregate purchase price of $8,130,000.

The securities described in this section (a) of Item 15 were issued to accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth under Regulation D promulgated under the Securities Act or Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering. The recipients of securities in the transactions described above represented that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time and appropriate legends were affixed to the instruments representing such securities issued in such transactions.

(b)	Stock option grants and option exercises

Between October 15, 2012 and October 15, 2016, we granted options to purchase an aggregate of 14,870,037 shares of common stock, with exercise prices ranging from $0.23 to $1.36 per share, to employees, directors and consultants pursuant to our 2008 stock incentive plan. Between October 15, 2012 and October 15, 2016, we issued an aggregate of 3,324,010 shares of common stock upon the exercise of options for aggregate consideration of $763,983.

The issuances of stock options and the shares of our common stock issuable upon the exercise of the options described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

(c)	Issuance of warrants

On June 29, 2016, in connection with our issuance and sale of Series C convertible preferred stock, we granted purchasers of our Series C convertible preferred stock a contingent right to acquire warrants to purchase shares of our common stock if a specified financing milestone is not achieved by February 28, 2017. See “Certain Relationships and Related Person Transactions—Series C Convertible Preferred Stock Financing.”

On December 23, 2015, in connection with our loan and security agreement with Pacific Western Bank (formerly Square 1 Bank) and Oxford Finance LLC, or the 2014 Loan Agreement, we issued warrants to purchase units of an aggregate of 80,000 shares of our Series B convertible preferred stock and 20,000 shares of common stock at an exercise price of $1.25 per unit, with each unit consisting of one share of Series B convertible stock and 0.25 shares of common stock, to Pacific Western Bank (formerly Square 1 Bank) and Oxford Finance LLC.

On September 29, 2015, in connection with the 2014 Loan Agreement, we issued warrants to purchase units of an aggregate of 80,000 shares of our Series B convertible preferred stock and 20,000 shares of common stock at an exercise price of $1.25 per unit, with each unit consisting of one share of Series B convertible stock and 0.25 shares of common stock, to Pacific Western Bank (formerly Square 1 Bank) and Oxford Finance LLC.

On September 9, 2014, in connection with the 2014 Loan Agreement, we issued warrants to purchase units of an aggregate of 160,000 shares of our Series B convertible preferred stock and 40,000 shares of common stock, at an exercise price of $1.25 per unit, with each unit consisting of one share of Series B convertible stock and 0.25 shares of common stock, to Square 1 Bank (currently known as Pacific Western Bank) and Oxford Finance LLC.

The securities described in this section (c) of Item 15 were issued in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(2) under the Securities Act relative to transactions by an issuer not involving any public offering.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b)	Financial Statement Schedules.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on this 8th day of November, 2016.

VISTERRA, INC.

By:	/s/ Brian J. G. Pereira
Brian J. G. Pereira, M.D.
President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Visterra, Inc., hereby severally constitute and appoint Brian J. G. Pereira, David A. Arkowitz and John F. Weidenbruch, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brian J. G. Pereira	President, Chief Executive Officer and Director (principal executive officer)	November 8, 2016
Brian J. G. Pereira, M.D.

/s/ David A. Arkowitz	Chief Operating Officer and Chief Financial Officer (principal financial officer and principal accounting officer)	November 8, 2016
David A. Arkowitz

/s/ Alan L. Crane	Chairman	November 8, 2016
Alan L. Crane

/s/ Lincoln Chee Wang Jin	Director	November 8, 2016
Lincoln Chee Wang Jin, M.B.B.S., F.R.C.S., F.A.M.S.

/s/ Bernadette M. Connaughton	Director	November 8, 2016
Bernadette M. Connaughton

/s/ Reza Halse	Director	November 8, 2016
Reza Halse

Signature	Title	Date

/s/ Steven Holtzman	Director	November 8, 2016
Steven Holtzman

/s/ Edwin M. Kania, Jr.	Director	November 8, 2016
Edwin M. Kania, Jr.

/s/ Ram Sasisekharan	Director	November 8, 2016
Ram Sasisekharan, Ph.D.

/s/ Akshay K. Vaishnaw	Director	November 8, 2016
Akshay K. Vaishnaw, M.D., Ph.D.

Exhibit Index

Exhibit Number	Description of Exhibit

1.1**	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of the Registrant

3.2*	By-laws of the Registrant

3.3**	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.4**	Form of Amended and Restated By-laws of the Registrant (to be effective upon the closing of this offering)

4.1**	Specimen Stock Certificate evidencing the shares of common stock

5.1**	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

10.1*	2008 Stock Incentive Plan, as amended

10.2*	Form of Incentive Stock Option Agreement under 2008 Stock Incentive Plan

10.3*	Form of Nonstatutory Stock Option Agreement under 2008 Stock Incentive Plan

10.4**	2017 Stock Incentive Plan

10.5**	Form of Incentive Stock Option Agreement under 2017 Stock Incentive Plan

10.6**	Form of Nonstatutory Stock Option Agreement under 2017 Stock Incentive Plan

10.7**	Form of Restricted Stock Agreement under 2017 Stock Incentive Plan

10.8*†	Exclusive Patent License Agreement, dated as of April 28, 2008, as amended, by and between the Registrant and Massachusetts Institute of Technology

10.9*†	Exclusive Patent License Agreement, dated as of November 15, 2013, as amended, by and between the Registrant and Massachusetts Institute of Technology

10.10*†	Amended and Restated Letter Agreement, dated November 7, 2013, as amended, by and between the Registrant and the Bill & Melinda Gates Foundation

10.11	Series C Convertible Preferred Stock and Warrant Purchase Agreement, dated June 29, 2016, by and between the Registrant and the other parties thereto

10.12*	Lease Agreement, dated September 2, 2010, as amended, by and between the Registrant and RB Kendall Fee, LLC

10.13*	Loan and Security Agreement, dated September 9, 2014, as amended, by and between the Registrant and Oxford Finance LLC and Square 1 Bank (currently known as Pacific Western Bank)

10.14†	Agreement, dated September 28, 2015, as amended, by and between the Registrant and ASPR-BARDA

10.15*†	License and Collaboration Agreement, dated August 7, 2015, by and between the Registrant and the Serum Institute of India Private Limited (formerly known as the Serum Institute of India Ltd.)

10.16*	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors

10.17	Offer Letter, dated July 6, 2013, as amended, by and between the Registrant and Brian J. G. Pereira, M.D.

10.18*	Offer Letter, dated August 23, 2013, by and between the Registrant and David A. Arkowitz

Exhibit Number	Description of Exhibit

10.19*	Offer Letter, dated September 26, 2008, as amended, by and between the Registrant and Zachary H. Shriver, Ph.D.

10.20*	Offer Letter, dated August 23, 2013, as amended, by and between the Registrant and Gregory L. Miller

10.21*	Offer Letter, dated July 14, 2014, by and between the Registrant and José Trevejo, M.D.

10.22*	Offer Letter, dated June 8, 2015, as amended, by and between the Registrant and John F. Weidenbruch

10.23*	Consulting Agreement, dated February 17, 2013, by and between the Registrant and Ram Sasisekharan, Ph.D.

21.1*	Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2**	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	Previously filed.
**	To be filed by amendment.
†	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.